As filed with the Securities and Exchange Commission on July 8, 2005

Registration No. 333–124374

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 2

to

FORM S–1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SkinMedica, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	2834	33-0859086
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

5909 Sea Lion Place, Suite H

Carlsbad, CA 92010

(760) 448-3600

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Rex Bright

President and Chief Executive Officer

SkinMedica, Inc.

5909 Sea Lion Place, Suite H

Carlsbad, CA 92010

(760) 448-3600

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Scott N. Wolfe, Esq. Cheston J. Larson, Esq. Latham & Watkins LLP 12636 High Bluff Drive, Suite 400 San Diego, CA 92130 (858) 523-5400	Julie M. Robinson, Esq. Jason L. Kent, Esq. Cooley Godward LLP 4401 Eastgate Mall San Diego, CA 92121 (858) 550-6000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Dated July 8, 2005

             Shares

Common Stock

We are selling                      shares of our common stock. This is our initial public offering of shares of our common stock. Prior to this offering, there has been no public market for our common stock. We expect that the public offering price will be between $            and $            per share.

We have applied to list our common stock on the Nasdaq National Market under the symbol “SKMD.”

Our business and an investment in our common stock involve significant risks. These risks are described under the caption “ Risk Factors” beginning on page 7 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to              shares of our common stock from us at the public offering price, less underwriting discounts and commissions, to cover over-allotments.

The underwriters expect to deliver the shares in New York, New York on                     , 2005.

SG Cowen & Co.

                               Piper Jaffray

                                                         Thomas Weisel Partners LLC

C.E. Unterberg, Towbin

                    , 2005

Our Pharmaceutical Products

Our Physician-Dispensed,

Non-Prescription Cosmeceutical Products

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read together with, the more detailed information and financial statements and related notes thereto appearing elsewhere in this prospectus. Before you decide to invest in our common stock, you should read the entire prospectus carefully, including the risk factors and the financial statements and related notes included in this prospectus.

Our Company

Overview

We are a specialty pharmaceutical company focused on developing, acquiring and commercializing products that treat dermatologic conditions and diseases and improve the appearance of skin. Through our own sales force, we market and sell primarily to dermatologists both prescription pharmaceutical products and physician-dispensed, non-prescription skin care products, which we refer to as cosmeceuticals for marketing purposes. Our two pharmaceutical products and 19 cosmeceutical products generated $22.1 million of revenue in 2004. We are developing both a portfolio of additional pharmaceutical products and a number of line extensions for our cosmeceutical products. Our target markets are large and have experienced significant growth in the last several years. Based on data provided by IMS Health, an independent pharmaceutical market research firm, sales of prescription pharmaceutical products in the U.S. used to treat dermatologic skin conditions and diseases totaled $8.3 billion in 2004 and increased at a compound annual growth rate of 9.6% from 2000 to 2004. Based on data provided by The Freedonia Group, an independent market research firm, sales of non-prescription anti-aging and skin care products in the U.S. totaled $3.4 billion in 2003 and increased at a compound annual growth rate of 16.1% from 1998 to 2003.

We currently market two prescription pharmaceutical products: VANIQA® (eflornithine hydrochloride) Cream, 13.9%, and EpiQuin® Micro (hydroquinone USP 4%). VANIQA is the only approved prescription product that has been clinically shown to reduce the growth of unwanted facial hair in women. EpiQuin Micro contains hydroquinone, the most frequently prescribed active ingredient to treat hyperpigmentation, a condition that results in heavily pigmented or dark areas of the skin. In May 2005, EpiQuin Micro was the second most prescribed branded hydroquinone product. In addition to these marketed products, we are currently developing our NeoBenz™ Micro line of prescription benzoyl peroxide-based products for the treatment of acne, and our Hydrogel™ line of steroid products primarily for the treatment of atopic dermatitis, an inflammatory skin disorder. Both of these product lines use drug delivery technologies designed to enhance the efficacy of the active ingredients and reduce side effects. In the first quarter of 2006, we plan to launch the first products from our NeoBenz Micro line. We recently initiated an additional Phase III clinical trial for our lead product candidate from our Hydrogel line and expect to file a New Drug Application, or NDA, in the fourth quarter of 2005.

Our cosmeceutical products are physician-dispensed, non-prescription products designed to enhance skin appearance, reduce signs of aging and provide other skin care benefits. Our leading cosmeceutical product line is Tissue Nutrient Solution, or TNS, which contains a biotechnology-derived, naturally occurring mix of growth factors and other key ingredients that, when applied topically, may improve the appearance of skin. Our TNS product line is supplemented by additional cosmeceutical products, including lines of moisturizers, cleansers, special care products and a chemical facial peel. We are currently developing additional cosmeceutical products, including TNS line extensions.

We have two dedicated sales teams: one focused on promoting our pharmaceutical products, the other focused on promoting our cosmeceutical products. Our 60-person nationwide field sales organization promotes our products to a targeted group of approximately 5,500 dermatologists, plastic surgeons and other physicians, whom we believe are the highest potential prescribers and dispensers of our products. We believe this concentrated physician base enables us to promote our products effectively with a focused sales and marketing organization.

Our Products and Product Candidates

Pharmaceutical Products and Product Candidates			Cosmeceutical Products and Product Candidates
Name	Indication	Stage of Development	Name	Use	Stage of Development
VANIQA®	Reduction in the growth of unwanted facial hair in women	Marketed	Tissue Nutrient Solution TNS Recovery Complex® TNS Body Lotion TNS Illuminating Eye Cream TNS Body Mist	To improve the appearance of skin	Marketed
EpiQuin® Micro	Hyperpigmentation	Marketed
EpiQuin® Micro DelPouch®	Hyperpigmentation	Manufacturing scale-up1

NeoBenz™ Micro Creams	Acne	Manufacturing scale-up1	Ceratopic™	To moisturize extremely dry, cracked skin	Marketed

NeoBenz™ Micro Washes	Acne	Formulation development[2]	Other Cosmeceutical Products	Cleansers, moisturizers, toners, special care products and a facial peel	Marketed
NeoBenz™ Micro DelPouch®	Acne	Packaging development[3]

Desonate™ Hydrogel™	Atopic dermatitis	Phase III clinical trials	Cosmeceutical Line Extensions	Facial masks	Formulation development[2]

Mometasone Hydrogel™	Atopic dermatitis	Formulation development[2]

[1]	Manufacturing scale-up indicates that we are validating manufacturing processes, conducting batch testing and performing quality control to prepare for large-scale, commercial manufacturing.
[2]	Formulation development indicates that we are selecting the components and quantities for our product candidates to generate the appropriate potency when applied topically and to provide the desired aesthetic characteristics.
[3]	Packaging development indicates that we are defining, selecting and conducting stability studies on the primary package components that will have direct contact with the product.

Our Pharmaceutical Products and Product Candidates

VANIQA, a topical formulation of eflornithine hydrochloride, is the only prescription product available in the U.S. for the reduction of the growth of unwanted facial hair in women. VANIQA works by blocking an enzyme that is necessary for hair growth. Based on a survey of 25,000 women conducted in 1993, the NPD Group, an independent marketing research firm, estimated that 41 million women in the U.S. had unwanted facial hair and that 22 million removed facial hair, other than eyebrow hair, at least once a week. We acquired VANIQA in July 2004 from Women First HealthCare, Inc., and our sales force began actively marketing the product in September 2004.

EpiQuin Micro is a topical 4% hydroquinone product for the treatment of hyperpigmentation, using Microsponge®, a patented delivery technology supplied by Cardinal Health. Microsponges are porous microscopic particles loaded with active drug. Following application, Microsponges remain on the surface of the skin and gradually release the active drug, prolonging exposure while minimizing skin irritation, a common side effect of hydroquinone use. According to the American Academy of Dermatology, over five million individuals in the U.S. are affected by hyperpigmentation. We launched EpiQuin Micro in June 2003.

To expand our product line for the treatment of hyperpigmentation, we are developing a product candidate that combines EpiQuin Micro with the DelPouch packaging and delivery technology, a patented single dose system with an integrated sponge applicator supplied by Cardinal Health. Single dose systems ensure an exact dose and provide greater convenience and portability than a tube or jar package. Additionally, the

DelPouch technology increases the stability of hydroquinone and prevents it from turning brown due to exposure to oxygen. Initial prototypes have been developed and the product candidate is in the final stages of manufacturing scale-up. We expect to launch EpiQuin Micro DelPouch in 2006.

We are developing our NeoBenz Micro line of benzoyl peroxide creams and washes for the treatment of acne, using the patented Microsponge drug delivery technology. Skin irritation is often a side effect with benzoyl peroxide use in patients with acne. We believe our formulations of NeoBenz Micro may be selected by physicians due to their potential to reduce irritation and enhance efficacy. We expect to launch our NeoBenz Micro cream product candidates in the first quarter of 2006 and our NeoBenz Micro wash product candidates in 2006. In addition to the NeoBenz Micro creams and washes, we are developing product candidates using the DelPouch packaging and delivery technology with our NeoBenz Micro creams, which we also plan to launch in 2006.

Additionally, we are developing a line of topical steroids for the treatment of atopic dermatitis, using patented water-based Hydrogel technology licensed from Dow Pharmaceutical Sciences. Our first product candidate from this line, Desonate Hydrogel, is a water-based Hydrogel formulation of desonide, a low-potency steroid used topically for the relief of inflammation and itching of the skin, primarily in the treatment of atopic dermatitis. This water-based formulation has the potential to be a less irritating, non-drying steroid product, which we believe would be attractive to physicians and patients. We believe there are no primarily water-based gel or foam steroid formulations currently being marketed. We recently initiated an additional Phase III clinical trial of Desonate Hydrogel and expect to file an NDA in the fourth quarter of 2005. We are also developing a topical water-based Hydrogel formulation of mometasone, a medium-potency steroid, primarily for the treatment of atopic dermatitis. We are currently in formulation development with mometasone Hydrogel and expect to file an Investigational New Drug application, or IND, in 2006.

Our Cosmeceutical Products and Product Candidates

Dermatologists commonly treat patients with a regimen of skin care products and procedures. We offer a full line of non-prescription, scientifically formulated cosmeceutical products, which form a complete skin care treatment regimen that addresses the needs of all skin types. Our cosmeceutical products are designed primarily to enhance skin appearance and target the $3.4 billion U.S. non-prescription anti-aging and skin care product market. We sell our cosmeceuticals directly to dermatologists, plastic surgeons and other physicians who, in turn, sell and dispense our products to their patients.

Our TNS products are our leading cosmeceutical line and contain NouriCel-MD®, a patented biotechnology-derived enriched nutrient solution. NouriCel-MD contains ingredients considered to be important in the improvement of the appearance of sun damaged skin. Studies have shown that topical human growth factors, including those in NouriCel-MD, promote cellular skin health.

Our Ceratopic replenishing lotion contains ceramides, and has been shown to relieve dry, itchy, irritated skin. Ceramides are a natural part of the cell membrane in the outermost layer of the skin and are critical in helping the skin to maintain moisture and its protective skin barrier function. Ceratopic contains the natural ratio of ceramide, cholesterol and free fatty acids that is observed in healthy skin. When applied to dry, cracked or irritated skin, Ceratopic delivers these natural ingredients to moisturize and help improve the appearance of dry skin.

We also market a wide variety of skin cleansers, moisturizers, toners and special care products, as well as a chemical facial peel to complement our TNS and Ceratopic products. In addition, we are working with a cosmeceutical formulation laboratory to develop TNS product line extensions using our NouriCel-MD solution. These products include various skin care masks intended to be used for treatment procedures in medical spas. We plan to launch these product candidates in 2005 and 2006.

Our Business Strategy

Our goal is to become a leading specialty pharmaceutical company offering an innovative portfolio of prescription pharmaceutical products and cosmeceutical products that treat dermatologic conditions and improve the appearance of skin. In order to continue to execute our business strategy, we plan to:

•	focus our sales and marketing efforts to increase prescription demand for our pharmaceutical products, VANIQA and EpiQuin Micro;

•	expand our promotional efforts to increase physician and patient demand for our complete line of cosmeceutical products;

•	leverage our pharmaceutical and cosmeceutical sales teams to enhance our relationships with target physicians and continue building the SkinMedica brand;

•	develop product enhancements, using new delivery technologies and new formulations to enlarge our product offering;

•	actively pursue strategic acquisitions and licensing opportunities to expand our product offering and pipeline; and

•	expand our internal clinical, regulatory and product development capabilities.

Risks Affecting Us

Our business is subject to numerous risks, as discussed more fully in the section entitled “Risk Factors” immediately following this prospectus summary, which you should consider before investing in our common stock. In particular, we face the following risks:

•	our products and product candidates may not achieve or maintain widespread market acceptance;

•	we rely on third parties to perform many development, manufacturing, distribution and other commercial services for our products;

•	we are subject to risks relating to the regulatory status of our pharmaceutical and cosmeceutical products; and

•	we have incurred significant operating losses since our inception and, at March 31, 2005, we had an accumulated deficit of approximately $43.2 million. We expect to incur substantial operating losses for the foreseeable future and we may never achieve profitability.

Corporate Information

We were originally incorporated in California in May 1999 and reincorporated in Delaware in November 2002. Our principal offices are located at 5909 Sea Lion Place, Suite H, Carlsbad, California 92010, and our telephone number is (760) 448-3600. Our website address is http://www.skinmedica.com. The information contained in, or that can be accessed through, our website is not part of this prospectus. Unless the context requires otherwise, in this prospectus the terms “SkinMedica,” “we,” “us” and “our” refer to SkinMedica, Inc., a Delaware corporation, and its predecessor.

We have received U.S. trademark registration for our corporate name, SkinMedica®, and own or have rights to use our product and component names VANIQA®, EPIQUIN®, TNS Recovery Complex®, NouriCel-MD®, DelPouch®, Beauty is Good Medicine®, and Vitalize Peel®. We have applied for U.S. Trademark registration for NeoBenz™, Ceratopic™, Nouricel™, Ultra Benz™, Desonate™, Desotopic™, Beauty Without the Distractions™ and Nouricel Patented Pure and Design™. All other trademarks, service marks or trade names, including Hydrogel™ and Microsponge®, referred to in this prospectus are the property of their respective owners.

The Offering

Common stock offered	shares

Common stock to be outstanding after this offering	shares

Use of proceeds

To license technology and acquire complementary products, technologies or businesses, to expand our clinical, regulatory and development programs, to increase the size of our sales force and expand our marketing programs and to fund working capital and for general corporate purposes.

Proposed Nasdaq National Market symbol	SKMD

The number of shares of common stock to be outstanding after this offering is based on 41,532,248 shares outstanding as of March 31, 2005, as adjusted to reflect the issuance of 39,949,456 shares of common stock upon conversion of all outstanding shares of preferred stock. This number does not include, as of March 31, 2005:

•	5,317,229 shares of common stock subject to outstanding options, having a weighted average exercise price of $0.84 per share;

•	1,988,733 shares of common stock subject to outstanding warrants, having a weighted average exercise price of $2.36 per share;

•	shares of our common stock reserved for future issuance under our 2005 equity incentive award plan, which will become effective on the day prior to the day on which we become subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act (including 783,999 shares of common stock reserved for future grant or issuance under our 1999 stock option plan and 2002 stock incentive plan, which shares will be added to the shares to be reserved under our 2005 equity incentive award plan upon the effectiveness of the 2005 equity incentive award plan); and

•	shares of our common stock reserved for future issuance under our employee stock purchase plan.

Except as otherwise indicated, information in this prospectus assumes:

•	conversion of all outstanding shares of preferred stock into 39,949,456 shares of common stock upon completion of this offering;

•	adoption of our amended and restated certificate of incorporation and amended and restated bylaws to be effective upon the closing of this offering;

•	no exercise of the underwriters’ over-allotment option; and

•	a one-for reverse stock split to be effected before the completion of this offering.

Summary Financial Data

The following table summarizes our financial data. The summary financial data for the years ended December 31, 2002, 2003 and 2004 are derived from our audited financial statements. The summary financial data at March 31, 2005 and for the three months ended March 31, 2004 and 2005 are derived from our unaudited financial statements. We have also included data from our unaudited financial statements for the years ended December 31, 2000 and 2001. You should read this data together with our financial statements and related notes included elsewhere in this prospectus and the information under “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The pro forma as adjusted balance sheet data reflects the pro forma balance sheet data at March 31, 2005 adjusted for the sale by us of shares of common stock in this offering at an assumed initial offering price of $              per share and the receipt of the net proceeds therefrom, after deducting estimated underwriting discounts and commissions and estimated offering costs, and the conversion of all of our outstanding shares of preferred stock into 39,949,456 shares of common stock upon the completion of this offering.

	Years Ended December 31,					Three Months Ended March 31,
	2000	2001	2002	2003	2004	2004	2005
	(unaudited)					(unaudited)
	(in thousands, except per share amounts)
Statement of Operations Data:
Net revenues	$483	$1,267	$6,780	$13,122	$22,059	$4,864	$7,607

Costs and expenses:
Cost of revenues	196	351	1,274	2,475	3,966	916	1,376
Selling, general and administrative	1,115	1,101	4,975	18,494	24,419	5,053	8,728
Clinical, regulatory and development	77	210	390	4,636	4,906	1,177	1,067
Amortization of acquired intangible assets	—	—	—	310	1,951	112	864
Stock-based compensation(1)	10	17	6	8	1,324	121	526

Total costs and expenses	1,398	1,679	6,645	25,923	36,566	7,379	12,561

Operating profit (loss)	(915)	(412)	135	(12,801)	(14,507)	(2,515)	(4,954)
Interest expense and other, net	(11)	(20)	(142)	(996)	(326)	(86)	(130)

Net loss	(926)	(432)	(7)	(13,797)	(14,833)	(2,601)	(5,084)
Deemed dividend and accretion to redemption value of redeemable convertible preferred stock	—	—	—	—	(2,618)	(1,196)	(5,095)

Net loss attributable to common stockholders	$(926)	$(432)	$(7)	$(13,797)	$(17,451)	$(3,797)	$(10,179)

Net loss per share attributable to common stockholders, basic and diluted(2)	$(0.74)	$(0.30)	$(0.00)	$(9.71)	$(11.35)	$(2.57)	$(6.45)

Weighted average shares used in computing net loss per common share, basic and diluted(2)	1,255	1,450	1,498	1,420	1,537	1,480	1,579

Pro forma net loss per share attributable to common shareholders, basic and diluted					$(0.64)		$(0.29)

Weighted average shares used to compute pro forma net loss per share attributable to common shareholders, basic and diluted					27,132		35,474

(1) Stock-based compensation is allocable as follows:
Selling, general and administrative	$9	$8	$6	$5	$1,251	$119	$491
Clinical, regulatory and development	1	9	—	3	73	2	35

	$10	$17	$6	$8	$1,324	$121	$526

(2) See Note 1 to our financial statements for information regarding our computation of both historical and pro forma basic and diluted net loss per share.

	As of March 31, 2005
	Actual	Pro Forma As Adjusted
		(unaudited)
Balance Sheet Data:	(in thousands)
Cash and cash equivalents	$21,611
Working capital	21,096
Total assets	76,153
Long-term debt and capital lease obligations, less current portion	6,117
Redeemable convertible preferred stock	70,384
Stockholders’ equity (deficit)	(9,945)

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should consider carefully the risks described below, together with all of the other information contained in this prospectus, before making an investment decision. If any of the following risks occur, our business, financial condition, results of operations or future growth could suffer. In these circumstances, the market price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

Our products and product candidates may not achieve or maintain widespread market acceptance.

We may not achieve or maintain widespread market acceptance of our products or product candidates among physicians, patients or healthcare payors. Our products are highly susceptible to physician and patient preference and market acceptance. We have a limited history of promoting our pharmaceutical products. We recently began actively marketing VANIQA in September 2004 and our marketing efforts are focused primarily on dermatologists, a group of physicians that had not been the primary focus of promotion efforts by the former owners of VANIQA. We began selling EpiQuin Micro in June 2003. Although this product was the second most-frequently prescribed branded hydroquinone product in May 2005, we may not be able to maintain this market share.

We believe that market acceptance of our products will depend on many factors including:

•	the perceived advantages of our products over competing products;

•	the effectiveness of our sales and marketing efforts;

•	the convenience and ease of administration of our products;

•	the safety and efficacy of our products and the prevalence and severity of adverse side effects;

•	the availability and success of alternative treatments;

•	our product pricing and cost effectiveness;

•	publicity concerning our products, product candidates or competitive products;

•	whether or not patients routinely use our products, refill prescriptions and purchase additional product;

•	our ability to respond to changes in physician and patient preferences for the treatment of dermatological conditions and the improvement of the appearance of skin; and

•	our ability to obtain reimbursement or third-party insurance coverage.

If our products fail to achieve or maintain market acceptance or if new products or technologies are introduced by others that are more favorably received than our products, are more cost effective or that otherwise render our products obsolete, we may experience a decline in the demand for our products. If we are unable to market and sell our products successfully, our business, financial condition, results of operation and future growth would suffer.

VANIQA has been promoted in the past by two other companies and we may not successfully achieve or maintain market acceptance for this product with our dermatology-focused sales strategy.

VANIQA was originally developed through a joint venture between Bristol-Myers Squibb Company, or BMS, and The Gillette Company. BMS received U.S. Food and Drug Administration, or FDA, approval for the product in July 2000 and began to market it soon thereafter through BMS’ sales force. In June 2002, BMS sold exclusive worldwide rights for VANIQA to Women First HealthCare, Inc. In July 2004, we acquired all U.S. and certain international rights to VANIQA from the bankruptcy estate of Women First. Based on data provided by Verispan, L.L.C., an independent market research firm, BMS primarily promoted VANIQA to general care physicians, and Women First promoted VANIQA primarily to obstetricians and gynecologists. While we believe dermatologists are the most appropriate physicians to target for the promotion of VANIQA, our strategy may not prove to be successful and we may not be able to generate sufficient awareness of the benefits of VANIQA among dermatologists and their patients. In addition, the changes in ownership of the VANIQA product, and the succession of different sales organizations promoting the product, may have resulted in inconsistent marketing and promotion messages for VANIQA, including confusion as to the product’s proper use. Although we have focused our marketing efforts on educating dermatologists and their patients regarding the availability and effectiveness of VANIQA for the treatment of unwanted facial hair in women, we may not be able to successfully generate sufficient market acceptance for the product. If we are unable to successfully market VANIQA, our revenues could decrease, which would adversely affect our results of operations and financial condition.

We compete with branded products and generic substitutes for EpiQuin Micro and will also seek to compete with branded products and generic substitutes for our products under development.

The patent protection on EpiQuin Micro, a 4% hydroquinone product, is limited to Cardinal Health’s patented Microsponge delivery technology, to which we have rights under a supply agreement with Cardinal Health. We compete with a variety of alternative therapies for EpiQuin Micro. The leading drug in the hydroquinone class is Tri-Luma®, an FDA approved, triple combination product containing hydroquinone, tretinoin, or a derivative of vitamin A, and a steroid. In May 2005, Tri-Luma had a 27.9% market share among branded hydroquinone products according to IMS Health. Based on data provided by Verispan, Tri-Luma is promoted heavily to dermatologists by Galderma Laboratories, L.P., which is a large pharmaceutical company with greater resources than us. In addition, we compete with manufacturers of generic substitutes for EpiQuin Micro, which currently sell at prices that are less than the price of EpiQuin Micro. In many cases, insurers and other third-party payors seek to encourage the use of generic products, making branded products less attractive, from a cost perspective, to buyers. Accordingly, a significant number of prescriptions for our EpiQuin Micro product may be filled with substitute generic products by pharmacies.

Similarly, our NeoBenz Micro product candidates under development are benzoyl peroxide products of varying strengths. Like hydroquinone, benzoyl peroxide is available in generic form. If we are unable to persuade physicians and patients that our NeoBenz Micro formulations of benzoyl peroxide are superior to the less costly generic formulations including over-the-counter, or OTC, products containing benzoyl peroxide, we may be unable to establish sufficient sales levels of the NeoBenz Micro products. Even if we are able to successfully launch our NeoBenz Micro product candidates, we will continue to face intense competition from branded and generic benzoyl peroxide products. If we are unable to effectively differentiate our branded products from other brands and generic substitutes, our business, financial condition and results of operations will suffer, and our future growth will be limited.

Our ability to compete depends upon our ability and the ability of our collaborators to innovate, develop and commercialize new products and product enhancements, to identify new markets for our products and on the success of our business development activities.

Our business strategy requires us to develop or acquire new and innovative applications of our products, identify new markets for our existing products, and develop or acquire new technology. We are currently developing products for the treatment of acne and atopic dermatitis and exploring several delivery technologies to improve our existing products. However, our development efforts may not lead to new commercial products. To successfully expand our product offerings, we must:

•	develop or acquire new products that either add to or significantly improve our current product lines;

•	convince our target customers that any new cosmeceutical products or line extensions would be an attractive revenue-generating addition to their practices;

•	protect our products with defensible intellectual property; and

•	satisfy and maintain all regulatory requirements for commercialization.

The process of developing product candidates involves a high degree of risk and may take several years. Product candidates we may acquire or license in the future that appear promising in the early phases of development may fail to reach the market for several reasons, including:

•	pharmaceutical product candidates may fail to receive regulatory approvals required to bring the products to market;

•	manufacturing costs or other factors may make our pharmaceutical and cosmeceutical product candidates uneconomical;

•	the proprietary rights of others and their competing products and technologies may prevent our product candidates from being commercialized;

•	success of pharmaceutical product candidates in nonclinical and early clinical studies does not ensure that later stage clinical trials will be successful;

•	the length of time necessary to complete clinical trials and to submit an application for marketing approval of pharmaceutical product candidates for a final decision by a regulatory authority varies significantly and may be difficult to predict; and

•	developing pharmaceutical and cosmeceutical product candidates is very expensive and will have a significant impact on our ability to generate profits.

We may be unable to continue to develop new products, enhancements to our existing products and other technologies in the near term, if at all, in part because new products or enhancements to our existing products must meet regulatory standards and receive requisite regulatory approvals. Our failure to introduce new products or enhancements to our existing products for any one of these reasons could adversely affect our expected growth rate and adversely affect our overall business and financial results.

We may acquire additional products or product candidates in the future and any difficulties from integrating acquisitions could damage our ability to attain profitability.

We have acquired or licensed all of our current products and product candidates from third parties. We intend to acquire additional products or product candidates that complement or augment our existing product lines. Although we have no current commitments or agreements to acquire additional products or product candidates, integrating any newly-acquired product or product candidate could be expensive and time-consuming. We may not be able to integrate any acquired product or product candidate successfully. Our future product development efforts also could result in large and immediate write-offs, incurrence of debt and contingent liabilities or amortization of expenses related to intangible assets, any of which could increase our expenses and adversely affect our results of operations and financial condition.

Our marketed products and our products under development could be rendered obsolete by technological or medical advances.

Our marketed products and our products under development may be rendered obsolete or uneconomical by the development of medical advances to treat the conditions or diseases that our products are designed to address. The treatment of skin diseases and disorders and the enhancement of the appearance of skin are the subjects of active research and development by many potential competitors, including major pharmaceutical companies, specialized biotechnology firms, universities and other research institutions. While we intend to expand our technological capabilities to remain competitive, research and development by others may render our technology or products obsolete or noncompetitive or result in treatments superior to any therapy we develop.

Technological advances affecting costs of production also could adversely affect our ability to sell products. Our products could become more expensive to produce, or not competitive, which would decrease our revenues and adversely affect our results of operations and financial condition.

We depend on three wholesalers for the majority of our revenues from pharmaceutical products, and the loss of any of these wholesalers could decrease our revenues.

Historically, sales of our two prescription pharmaceutical products, VANIQA and EpiQuin Micro, to a limited number of wholesale drug distributors have accounted for a significant portion of our revenues from pharmaceutical products. During the year ended December 31, 2004, we received 41%, 40%, and 9% of our pharmaceutical revenues from Cardinal Health, McKesson Corporation and AmerisourceBergen Corporation, respectively, which together accounted for 90% of our total pharmaceutical revenues during that time. For the year ended December 31, 2003, we received 37%, 28% and 21% of our pharmaceutical revenues from Cardinal Health, McKesson and AmerisourceBergen, respectively, which together accounted for 86% of our total pharmaceutical revenues.

We do not have long-term purchase commitments from any of these wholesalers. Cardinal Health and AmerisourceBergen purchase products from us on a purchase order basis on their standard terms. We have entered into an agreement with McKesson concerning the terms of its purchase of products from us, but McKesson is under no obligation to continue to purchase our products. The loss of any of these wholesalers, a material reduction in their purchases or the cancellation of product orders or unexpected returns of unsold products from any one of these wholesalers could decrease our revenues and impede our future growth prospects. In addition, we may also face pricing pressure from these wholesalers because they collectively comprise a significant portion of the distribution network for pharmaceutical products in the U.S. We may not be able to manage these pressures and purchases from these wholesalers may not continue.

We do not currently have any manufacturing facilities and depend on others for the manufacture and supply of all of the products we offer and the product candidates we plan to offer in the foreseeable future.

We have no manufacturing experience or facilities and currently outsource all of our product manufacturing to third-party contract manufacturers. For example, we currently rely solely on BMS for the manufacture and supply of VANIQA. BMS, in turn, purchases the active ingredient in VANIQA, eflornithine hydrochloride, from Lonza Inc. BMS does not have a short or long term supply agreement with Lonza Inc. Although we believe Lonza Inc. meets our current manufacturing requirements, we are considering qualifying an alternative source for eflornithine hydrochloride. Until recently, we relied on Cardinal Health for the manufacture of substantially all of our supply of EpiQuin Micro. In April 2005, Cardinal Health informed us that it would cease manufacturing EpiQuin Micro, cease manufacturing scale-up activities for our NeoBenz Micro cream product candidates, and cease packaging development activities for our product candidates incorporating the DelPouch delivery technology at Cardinal Health’s Humacao, Puerto Rico plant. Cardinal Health previously qualified DPT Laboratories, Ltd., an affiliate of DFB Pharmaceuticals, a major contract manufacturing company, as an alternate supplier for EpiQuin Micro. We plan to purchase future supplies of EpiQuin Micro from DPT, either indirectly through Cardinal Health or, subject to our negotiation of a manufacturing and supply agreement, directly from DPT. Cardinal Health Topical Technologies purchases the active ingredients in EpiQuin Micro, encapsulated hydroquinone and retinol, from Amcol Health & Beauty Solutions. Cardinal Health Topical Technologies has an agreement with Amcol Health & Beauty Solutions that expires in June 2006. We purchase the active ingredients in EpiQuin Micro from Cardinal Health Topical Technologies, who then provides it to DPT. Although we believe Amcol Health & Beauty Solutions meets our current manufacturing requirements, we are currently qualifying an alternative source for encapsulated hydroquinone and retinol. In addition, DPT has agreed to qualify its manufacturing facility to supply our NeoBenz Micro cream product candidates and we currently are negotiating the terms of DPT’s commercial supply of these product candidates. Cardinal Health is transferring the packaging development activities for our DelPouch product candidates to another one of its existing packaging plants. We purchase supplies of NouriCel-MD, the key ingredient in our TNS line of products, from two sources: Immucor, Inc., and Smith & Nephew Wound Management (La Jolla).

We do not have direct relationships with Lonza Inc. or Amcol Health & Beauty Solutions and, accordingly, do not have any recourse against these third parties for failure to deliver sufficient quantities or meet deadlines necessary to allow our contract manufacturers to deliver our requirements of pharmaceutical products.

Our agreements with our suppliers are for fixed periods of time, after which we will need to renew or renegotiate agreements with our current suppliers, or enter into agreements with other suppliers, which we may not be able to do on commercially favorable terms. Our manufacturing and supply agreement for VANIQA with BMS expires in May 2007 and can be automatically renewed for successive one year periods unless either party gives 12 months prior notice to terminate. Our manufacturing and supply agreement for EpiQuin Micro with Cardinal Health expires in June 2012, and can be automatically renewed for successive one year periods unless terminated earlier by the parties. We have the right to terminate the EpiQuin Micro supply agreement at any time upon six months prior notice to Cardinal Health. Our license and supply agreement for our EpiQuin Micro DelPouch product candidates and our NeoBenz Micro product candidates terminates in March 2013 and may be renewed thereafter with the parties’ mutual consent. We are currently negotiating with DPT the terms of commercial supply for EpiQuin Micro and our NeoBenz Micro product candidates. We are currently evaluating alternative manufacturers for VANIQA and EpiQuin Micro. We believe our existing agreements and our plan to purchase future supplies of EpiQuin Micro from DPT or Cardinal Health currently satisfy our supply needs for our marketed pharmaceutical products. However, our suppliers may not fulfill our expectations due to capacity constraints, lack of raw materials, regulatory issues or other factors beyond our immediate control, in which case we will need to identify alternative suppliers.

We plan to continue outsourcing the manufacturing for all of the product candidates we may offer in the foreseeable future. We currently have no agreements with alternative suppliers of our pharmaceutical products. Although we believe alternative sources to manufacture these products may be available, in the event we have to seek an alternative source, we will incur costs associated with identifying and qualifying one or more alternate suppliers as manufacturers under the relevant FDA regulations and may experience significant delays. In addition, we may have difficulty obtaining products from other suppliers that are acceptable to the FDA. If BMS, Cardinal Health, DPT or any alternative supplier encounters difficulties with the manufacturing of our pharmaceutical products, such as achieving production volume, quality control and quality assurance or maintaining qualified personnel, these difficulties could adversely affect our ability to generate revenues from pharmaceutical products.

NouriCel-MD, the key ingredient in our TNS product line, is a by-product of the production of collagen, which Immucor, Inc. manufactures for Inamed Corporation. Our agreement with Immucor provides that if it does not manufacture enough collagen for Inamed to produce NouriCel-MD as a byproduct, then the price of NouriCel-MD will be adjusted to reflect the associated increased cost. Smith & Nephew does not sell the collagen associated with the production of NouriCel-MD; therefore we must pay a higher price for supply from Smith & Nephew than we do from Immucor. If both of Immucor and Smith & Nephew cease manufacturing our product, we will need to seek an alternative manufacturer, which we may not be able to find on commercially reasonable terms. If we are charged higher prices for our key ingredients, our margins could decrease. Any of the foregoing events could have a material adverse effect on our profitability, margins, competitive position, results of operations and financial condition.

If we breach any of our key license or supply agreements, we could lose exclusivity rights or the agreements could be terminated.

We have commercialization rights from Gillette and BMS for VANIQA, from Cardinal Health for EpiQuin Micro and our NeoBenz Micro line of product candidates, and from Dow Pharmaceutical Sciences for our Hydrogel line of product candidates. These rights are important to our business, and any breach of the related agreements could result in a termination of the respective rights, which, in turn, would prevent us from marketing the affected products or developing the affected product candidates. For example, our license for VANIQA limits the indication for which the product can be marketed to the inhibition of unwanted facial hair in women and includes other restrictions. In addition, Shire Pharmaceuticals Ireland Limited markets VANIQA in the European Union and certain other foreign territories under a sublicense from us as successor to Women First, and any breach by Shire or any sublicensee of the sublicense could result in the termination of our underlying license from Gillette or BMS and, in turn, our rights in the U.S. and our other territories. Our agreements with Cardinal Health relating to EpiQuin Micro and NeoBenz Micro, and our agreements with Dow Pharmaceutical Sciences relating to Desonate Hydrogel and mometasone Hydrogel, require milestone and royalty payments, minimum purchase requirements or minimum annual royalty payments and other obligations. If we have insufficient demand for these products or otherwise fail to meet the minimum purchase requirements or any of the other requirements set forth in these agreements, we could lose the exclusive nature of our right to purchase products, or our ability to purchase the products altogether.

If we fail to comply with any of the requirements under our key license and supply agreements, we may lose exclusive rights under these agreements or they may be terminated in their entirety. In that event, others could obtain rights to sell products that compete directly with ours and our revenues and market share would decrease. The loss of any of rights under any of our license and supply agreements would adversely affect our ability to sell our products and adversely affect our revenues and results of operations.

We rely on third parties to perform many necessary commercial services for our products, including services related to the distribution, storage, transportation and regulatory monitoring of our pharmaceutical products.

We rely on third parties, such as Integrated Commercialization Solutions, Inc., or ICS, a subsidiary of AmerisourceBergen, to perform a variety of functions related to the sale and distribution of our prescription pharmaceutical products and any subsequently approved pharmaceutical products. We distribute our pharmaceutical products from ICS’s facility in Brooks, Kentucky under a commercial outsourcing services agreement that expires in February 2006, but may be extended upon mutual written agreement. The agreement may be terminated earlier by either party if the other party fails to perform any material term of the agreement, subject to prior written notice and an opportunity to cure. In the event of the bankruptcy or insolvency of one party, the agreement may be terminated by the other party. The services provided under the agreement include distribution, logistics management, inventory storage and transportation, invoicing and collections, the key aspects of which are out of our direct control. If ICS or any third-party service provider fails to comply with applicable laws and regulations, fails to meet expected deadlines or otherwise does not carry out its contractual duties to us, our ability to deliver products to meet commercial demand would be significantly impaired. In addition, we may retain one or more third parties to perform various regulatory monitoring services for our products, including adverse event reporting, safety database management and other product maintenance services. If the quality or accuracy of the data maintained by these regulatory service providers is insufficient, our ability to continue to market our approved products could be jeopardized or we could be subject to regulatory sanctions.

We rely on third-party contractors and collaborators for our product development and product enhancement activities.

We rely on third parties to assist us in developing our product candidates and product enhancements. For example, Dow Pharmaceutical Sciences is developing our Desonate Hydrogel and mometasone Hydrogel product candidates for us under the terms of development and license agreements. While we have agreed with Dow Pharmaceutical Sciences on key development strategies and timelines and generally oversee the development process, we do not ourselves conduct the development activities for these product candidates. Similarly, Cardinal Health is developing additional product candidates for us incorporating the Microsponge and DelPouch technologies. We are subject to a number of risks associated with our dependence on these third parties, including:

•	we do not have day-to-day control over the activities of our third-party contractors or collaborators;

•	third parties may not fulfill their obligations to us or otherwise meet our expectations;

•	we may not realize the contemplated or expected benefits from third-party collaborative or other arrangements;

•	business combinations and changes in the contractual or collaborative party’s business strategy may adversely affect its willingness or ability to complete its obligations to us;

•	the contractor or collaborative party may have the right to terminate its arrangements with us on limited or no notice and for reasons outside of our control;

•	the contractual or collaborative party may develop or have rights to competing products or product candidates and withdraw support or cease to perform work on our products; and

•	disagreements may arise regarding breaches of the arrangements, ownership of proprietary rights, clinical results or regulatory approvals.

Any of these factors could lead to delays in the development of our product candidates or product enhancements, and disagreements with our contractors or collaborators could require or result in litigation or arbitration, which would be time-consuming and expensive. Our ultimate success depends in part on the success and performance of these third parties. If we fail to maintain these relationships or establish new relationships as required, development of our product candidates and product enhancements will be delayed. Our revenues and market share may not grow as anticipated and we could be subject to unexpected costs which would have a material adverse effect on our results of operations and financial condition.

If our competitors develop and market products faster than we do or if the products of our competitors are considered more desirable than ours, revenues for any of our products or product candidates that may be approved for marketing will not develop or grow.

The pharmaceutical industry, and the dermatology market in particular, are highly competitive and include a number of established, large and mid-sized pharmaceutical companies, as well as smaller emerging companies and specialty pharmaceutical companies, whose activities are focused on our target markets and areas of expertise. We face, and will continue to face, competition for our products and in the commercialization, development, licensing and discovery of our product candidates, which could severely impact our ability to achieve significant market acceptance of our products and product candidates. Furthermore, new developments, including the development of other drug technologies, delivery methods and improved formulations, occur in the pharmaceutical industry at a rapid pace. These developments may render our currently marketed products and product candidates or technologies obsolete or noncompetitive.

Compared to us, many of our competitors and potential competitors have substantially greater:

•	capital resources;

•	research and development resources, including personnel and technology;

•	regulatory experience;

•	clinical trial experience; and

•	manufacturing, distribution and sales and marketing experience.

As a result of these factors, our competitors may obtain regulatory approval of their pharmaceutical products more rapidly than us. Our competitors may obtain patent protection or other intellectual property rights that limit our ability to develop or commercialize our product candidates or technologies. Our competitors may also develop pharmaceutical and cosmeceutical products that are more effective and less costly than ours and may also be more successful than us in manufacturing and marketing their products. We obtained commercialization rights for the Microsponge and DelPouch technology for hydroquinone (4%) and benzoyl peroxide only for prescription products. If non-prescription formulations of these active ingredients with these delivery technologies are developed, they may compete with our pharmaceutical products. In addition, our cosmeceuticals are not of a type generally eligible for third party reimbursement. It is possible that our competitors may develop pharmaceutical products that address the same indications as our products. As a result, some of our products may be unable to compete on a price basis with these products.

Our marketed products compete for a share of the existing market with numerous products that have become standard treatments recommended or prescribed by physicians. Although VANIQA is the only prescription product available in the U.S. to reduce the growth of unwanted facial hair in women, it competes against a variety of hair removal and hair retardant products and services, including electrolysis and laser hair removal. In addition, because VANIQA is a prescription product, we may have difficulty competing against products that are more readily available to consumers in OTC form. For our other marketed products, we believe our primary competitors are:

•	for EpiQuin Micro, Galderma’s Tri-Luma, which in May 2005 had a 27.9% market share among branded hydroquinone products according to IMS Health, and various other branded and generic hydroquinone products; and

•	for our cosmeceutical products, BioMedic® from La-Roche Posay Laboratoire Pharmaceutique, a division of L’Oréal, the Nu-Derm™ system from Obagi Medical Products, Inc., Kinerase® from Valeant Pharmaceuticals International, various products from SkinCeuticals, Inc., M.D. Forté® and PREVAGE™ from Allergan, Inc. and Neova® from PhotoMedex, Inc. (formerly Procyte Corporation).

These and other competitors may invest significant amounts in advertising and marketing their products, including through television and other direct-to-consumer methods. It is possible that our competitors may be able to reduce their cost of production so that they can aggressively price their products and secure a greater market share to our detriment. Our competitors may also be able to attract and retain qualified personnel and to secure capital resources more effectively than we can. Any of these events could adversely affect our ability to compete and our results of operations.

If we are unable to attract and retain key personnel, our business will suffer.

As of June 30, 2005, we had 114 employees. Our success depends on our continued ability to attract, retain and motivate highly qualified management, business development, sales and marketing, manufacturing, product development and other personnel. We may not be able to recruit and retain qualified personnel, particularly for senior sales and marketing and research and development positions, in the future due to intense competition for personnel among businesses like ours, and the failure to do so could have a significant negative impact on our future product revenues and business results. Our success depends on a number of key management and technical personnel, including Rex Bright, our President and Chief Executive Officer, Diane S. Goostree, our Senior Vice President, Corporate Development, and Thomas H. Insley, our Senior Vice President and Chief Financial Officer. We are not aware of any present intention of these persons or any of our other executive officers to leave our company. Although we have entered into employment agreements with each of our executive officers, these agreements provide for at-will employment and are terminable any time, with or without notice, subject to severance payments under certain conditions. Therefore, we may not be able to retain their services. In addition, we do not have “key person” insurance policies on any of our executive officers that would compensate us for the loss of their services. If we lose the services of one or more of these individuals, replacement could be difficult and may take an extended period of time and could impede significantly the achievement of our business objectives. This may have a material adverse effect on our results of operations and financial condition.

We will need to increase the size of our organization, and we may encounter difficulties managing our growth, which could adversely affect our results of operations.

If we are able to successfully develop additional product candidates for commercial sale and implement our business strategy, we expect to experience rapid and significant growth in the number of our employees and the scope of our operations. For example, as of June 30, 2005, we had 81 employees in our sales and marketing organization. To the extent we acquire and launch additional products, we expect the resulting growth and expansion of the sales force to place a significant demand on our financial, managerial and operational resources. Our success will also depend on the ability of our executive officers and senior management to continue to implement and improve our operational, management information and financial control systems, particularly in light of our status as a newly public company subject to the reporting requirements of the Exchange Act, and to expand, train and manage our employee base. Our inability to manage growth effectively could cause our operating costs to grow even faster than we are currently anticipating and adversely affect our results of operations.

Our products and product candidates may cause undesirable side effects that could limit their use, require their removal from the market or prevent further development.

The most common side effects associated with VANIQA are redness, stinging, burning, tingling, rash and folliculitis, or hair bumps. The most common side effects for EpiQuin Micro are dryness, redness, peeling, burning and itching. The most common reported side effects for our cosmeceutical products are redness, dryness, stinging, itching and peeling. The most common side effects for the Vitalize Peel, our chemical facial peel product, also include swelling, burning, blistering, hyperpigmentation and possible crusting of the skin. While these side effects generally are not severe, they may limit the use of our products, particularly if physicians or patients perceive the risks to outweigh the benefits or the side effects of competitive products to be less significant. If more severe side effects associated with any of our pharmaceutical products were to be reported or observed, we could be required to suspend our marketing of the products, conduct additional safety tests and potentially cease the sale of the products. In addition, we face the potential for product liability claims from any patients who experience side effects, whether from our pharmaceutical products or our cosmeceutical products and whether or not any action is taken by a regulatory authority.

Undesirable side effects caused by our product candidates could interrupt, delay or halt our development programs, including clinical trials, and could result in the denial of any required regulatory approval by the FDA or other regulatory authorities. Side effects observed to date from our NeoBenz Micro product candidate include itching and dryness. Our other product candidates may be associated with a variety of side effects as well. For example, our Desonate Hydrogel product candidate contains a topical steroid. Steroids have been known to cause a variety of adverse reactions, including burning, itching, irritation, dryness, skin thinning and hypothalamic-pituitary-adrenal axis suppression, which is the impairment of the body’s system responsible for the regulation of stress and energy levels and can result in fatigue, immune system suppression, depression and anxiety. More severe side effects associated with our products or product candidates may be observed in the future. Even if we are able to complete the development of a product candidate and obtain any required regulatory approval, undesirable side effects could prevent us from achieving or maintaining market acceptance of the affected product or could substantially increase the costs and expenses of commercializing the product.

We may face liability and indemnity claims that could result in unexpected costs and damage to our reputation.

Our business exposes us to potential liability risks that arise from the testing, manufacture and sale of our pharmaceutical and cosmeceutical products. Plaintiffs in the past have received substantial damage awards against pharmaceutical companies based upon claims for injuries allegedly caused by the use of their products. We currently maintain product liability insurance with an annual aggregate coverage limit of $15 million. While we believe this coverage to be adequate, any claims brought against us may exceed our existing or future insurance policy coverage or limits. Any judgment against us that is in excess of our policy limits would have to be paid from our cash reserves, which would reduce our capital resources. Further, we may not have sufficient capital resources to pay a judgment, in which case our creditors could levy against our assets. Also, it may be necessary for us to recall products that do not meet approved specifications, which would result in adverse publicity, potentially significant costs in connection with the recall and a loss of revenues. Any product liability claim or series of claims brought against us could harm our business significantly, particularly if a claim resulted in adverse publicity or damage awards outside or in excess of our insurance policy limits.

Risks Related to our Finances and Capital Requirements

We have a limited operating history, have incurred significant operating losses since our inception and expect to continue to incur losses for the foreseeable future.

We are an early-stage company with a limited operating history and limited revenues derived from our operations. We began commercial sales of our cosmeceutical products in November 1999 and commercial sales of our prescription pharmaceutical products, VANIQA and EpiQuin Micro, in July 2004 and June 2003, respectively. We have incurred significant net losses attributable to common stockholders since our inception in May 1999, including losses of $13.8 million in 2003 and $17.5 million in 2004. At March 31, 2005, we had an accumulated deficit of approximately $43.2 million. The extent of our future operating losses and the timing of profitability are highly uncertain, and we may never achieve profitability. Our operations to date have been primarily focused on our formation, the hiring of our management team, acquiring, licensing and developing our technology and products, funding clinical trials for a limited number of products, building our sales force and preparing for and commencing the commercial launch of our products. We have yet to demonstrate that we can generate sufficient revenue from sales of our products to become profitable, and we may never generate sufficient revenues from product sales to achieve profitability. Even if we do achieve significant revenues from our product sales, we expect that increased operating expenses will result in significant operating losses in the near term as we, among other things:

•	focus our sales and marketing efforts on increased promotion of our pharmaceutical products, particularly VANIQA, as well as our cosmeceutical products;

•	fund our development costs for our product candidates, including our Hydrogel product candidates licensed from Dow Pharmaceutical Sciences and our Microsponge and DelPouch product candidates supplied by Cardinal Health;

•	increase our clinical, regulatory and development efforts to create line extensions of existing products and identify additional product opportunities; and

•	incur increased general and administrative expenses as our company grows, including increased costs as a result of becoming a public company following this offering.

As a result of these activities and other factors, we may never become profitable. Even if we do achieve profitability, we may not be able to sustain or increase profitability on an ongoing basis.

It is difficult to predict future performance and our success is dependent upon a number of factors over which we have limited control. As a result, our quarterly financial results are likely to fluctuate significantly and unpredictably.

Our quarterly operating results are difficult to predict and may fluctuate significantly from period to period. We are a relatively new company with a limited operating history and our sales prospects are uncertain. In particular, we began selling VANIQA in July 2004 and actively marketing it in September 2004 and we began selling EpiQuin Micro in June 2003. We also have relatively limited experience selling our other products. Accordingly, we cannot predict with any certainty the timing or level of sales of our products in the future. If our quarterly sales or operating results fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. In addition to the other factors discussed under these “Risk Factors,” specific factors that may cause fluctuations in our operating results include:

•	demand and pricing for our products, including any change in wholesaler purchasing patterns for our pharmaceutical products;

•	physician and patient acceptance of our products;

•	timing of new product offerings, acquisitions, licenses or other significant events by us, our development partners, such as Dow Pharmaceutical Sciences and Cardinal Health, or our competitors;

•	regulatory approvals and legislative changes affecting our products, including the regulatory status of EpiQuin Micro, as well as our cosmeceutical products;

•	any interruption in the manufacturing or distribution of our products, including events affecting our third-party suppliers and any failure to comply with manufacturing specifications;

•	changes in treatment practices of physicians that currently prescribe our products;

•	changes in third-party reimbursement for our pharmaceutical products, including changes that affect newly developed or newly acquired pharmaceutical products;

•	significant product returns and rebates;

•	implementation of new or revised accounting or tax rules or policies;

•	our ability to grow and maintain a productive sales force; and

•	the effect of competing technological and market developments.

Significant differences between actual and estimated demand for our products could adversely affect us.

If we overestimate demand, we may be required to write off inventories and increase our reserves for product returns or liabilities to customers in future periods. If we underestimate demand, we may not have sufficient inventory of products to ship to our customers. We continuously monitor the quantity of our products in the distribution channel and the demand for our pharmaceutical products through the number of prescriptions written. Our pharmaceutical and cosmeceutical products have expiration dates that range from 24 to 36 months from the date of manufacture. We will generally accept for credit or replacement pharmaceutical products that have become unsaleable or unusable due to expiration dating, drug recall or discontinuance. We establish reserves for these credits and replacements at the time of sale. We also establish reserves for potentially excess, dated or otherwise impaired inventories. We may not be able to accurately estimate the reserve requirement that will be needed in the future. Although our estimates are reviewed quarterly for reasonableness, our product return, rebate or chargeback activity could differ significantly from our estimates. Judgment is required in estimating these reserves and we rely on data from third parties. The actual amounts could be different from our estimates, and differences are accounted for in the period in which they become known. If we determine that the actual amounts exceed our reserve amounts, we will record a charge to earnings to approximate the difference. A material reduction in earnings resulting from a charge could have a material adverse effect on our net income, results of operations and financial condition.

We may need to raise additional funds to pursue our growth strategy or continue our operations and we may be unable to raise capital when needed.

We believe that our current cash and cash equivalents, together with the anticipated net proceeds from this offering, will be sufficient to fund our operations at least through 2006. However, we have based this estimate on assumptions that may prove wrong, and we could spend our available financial resources much faster than we currently expect. We may need to raise additional funds to finance our operations and to fund product development programs, sales and marketing initiatives for our current marketed products. Factors affecting our product development expenses include, but are not limited to:

•	the number of our products in late-stage clinical development;

•	our licensing or other partnership activities, including the timing and amount of related development funding, licensee fees or milestone payments;

•	the number and outcome of clinical trials conducted by us and/or our collaborators; and

•	our future levels of revenue.

Until we can generate positive cash flow, if ever, we expect to satisfy our future cash needs through public or private equity offerings, debt financings or collaboration, licensing and other similar arrangements, as well as through interest earned on cash balances. Additional funding may not be available to us on acceptable terms, or at all. To the extent that we raise additional capital by issuing equity securities, our stockholders’ ownership will be diluted.

In July 2004, we entered into a loan and security agreement with Silicon Valley Bank, which contains a variety of financial and operational covenants, including a minimum liquidity coverage ratio, minimum revenue targets, a limitation on the sale of assets other than in the ordinary course of business, a limitation on the incurrence of additional debt and other requirements. In December 2004 and January 2005, we failed to comply with a covenant relating to actual earnings, taxes and interest compared to plan. In February 2005, Silicon Valley Bank waived this covenant and replaced it with another covenant based on future revenues. We may enter into debt financing agreements in the future that include more restrictive covenants, and we may fail to comply with our current or future covenants. Any of these covenants may restrict our operations and our ability to pursue potentially advantageous business opportunities. Our failure to comply with these covenants could also result in an event of default that, if not cured or waived, could result in the acceleration of all or a substantial portion of our debt.

If we raise additional funds through collaboration, licensing or other similar arrangements, it may be necessary to relinquish potentially valuable rights to our current products, potential products or proprietary technologies, or grant licenses on terms that are not favorable to us. If adequate funds are not available, our ability to achieve profitability or to respond to competitive pressures would be significantly limited and we may be required to delay, significantly curtail or eliminate the sales of one or more of our current products and/or the development of one or more of our potential products.

We are recording non-cash compensation expense that may result in an increase in our net losses for a given period.

Stock-based compensation represents an expense associated with the recognition of the difference between the deemed fair value of common stock at the time of a stock option grant or issuance and the option exercise price or price paid for the stock. Stock-based compensation is amortized over the vesting period of the option or issuance. At March 31, 2005, deferred stock-based compensation related to option grants and stock issuances totaled $4.3 million, which will be amortized to expense on an accelerated basis as the options or stock are earned, generally over a period of four or five years. Non-cash compensation expense associated with future equity compensation awards may result in an increase in our net loss and have a material adverse effect on our results of operations.

Changes in, or interpretations of, accounting rules and regulations, such as expensing of stock options, could result in unfavorable accounting charges or require us to change our compensation policies.

Accounting methods and policies for specialty pharmaceutical companies and public companies in general, including policies governing revenue recognition, expenses, accounting for stock options and in-process research and development costs are subject to further review, interpretation and guidance from relevant accounting authorities, including the Securities and Exchange Commission, or the SEC. Changes to, or interpretations of, accounting methods or policies in the future may require us to reclassify, restate or otherwise change or revise our financial statements, including those contained in this prospectus. For example, the Financial Accounting Standards Board has adopted a new accounting pronouncement requiring the recording of expense for the fair value of stock options granted. As a result, we will be required to change our accounting policy to record expense for the fair value of stock options granted and our operating expenses will increase. We rely heavily on stock options to motivate current employees and attract new employees. As a result of the requirement to expense stock options, we may choose to reduce our reliance on stock options as a motivation tool. If we reduce our use of stock options, it may be more difficult for us to attract and retain qualified employees. However, if we do not reduce our reliance on stock options, our reported losses may increase.

Impairment of our significant intangible assets may reduce our profitability.

The costs of our acquired product rights are recorded as intangible assets and amortized over the period that we expect to benefit from the assets. As of March 31, 2005, acquired intangible assets comprised approximately 58% of our total assets. We evaluate periodically the recoverability and the amortization period of our intangible assets. Some factors we consider important in assessing whether or not impairment exists include performance relative to expected historical or projected future operating results, significant changes in the manner of our use of the assets or the strategy for our overall business, and significant negative industry or economic trends. These factors, assumptions, and changes in them could result in an impairment of our long-lived assets. Any impairment of our intangible assets may reduce our profitability and have a material adverse effect on our results of operations and financial condition.

Risks Related to Regulatory Matters

While we believe that some of our drug products and product candidates do not require FDA approval as new drugs, the FDA could disagree and we may be required to conduct clinical trials to establish efficacy and safety or cease to market these products.

EpiQuin Micro and other prescription and OTC benzoyl peroxide and hydroquinone drug products distributed by our competitors, other than Tri-Luma, are marketed without FDA approval on the basis that they are generally recognized as safe and effective for their intended use and thus do not require new drug approval. The FDA has not challenged this position, although prescription hydroquinone and benzoyl peroxide drug products have been marketed on this basis for many years. The FDA may at any time disagree with our position for a variety of reasons, including new information about the particular product or its active ingredients, how the product is promoted, if another company obtains FDA approval for a prescription drug with the same active ingredient, or based on a change of FDA regulatory policy. This could require us to seek new drug approval for these products to remain on the market or to withdraw a product until required clinical trials are performed and new drug approval is obtained.

EpiQuin Micro and NeoBenz Micro contain active ingredients being reviewed under the FDA’s OTC drug review. The FDA generally does not object to marketing of drugs as prescription drugs during the pendency of the review process, so long as no adverse safety information about them is discovered during the review process. When the OTC review is completed as to these active ingredients, the FDA will publish notices that could, upon their effective date, require EpiQuin Micro and NeoBenz Micro to change from prescription to OTC status, with their respective ingredients at the same ingredient level as the OTC amounts. Our EpiQuin Micro product contains hydroquinone at a concentration of 4%, whereas the OTC products are in the range of 1.5% to

2%. Therefore, we would not be able to switch our 4% EpiQuin Micro product to OTC status even if the OTC use of these ingredients is found to be safe and effective, unless we reformulated to a level which the FDA found to be acceptable for OTC use. We would, however, take the position that to the extent that our products contain these ingredients at higher levels than the OTC amounts, the products at these levels are nevertheless, in our view, generally recognized as safe and effective for prescription use. The FDA could disagree with this position and require us to seek FDA approval for these products as prescription drugs. If the active ingredients of the products are finally determined by the FDA not to be generally recognized as safe and effective for OTC use, the FDA may seek to apply those findings to prescription products as well, leading to potential objections to the continued marketing of the products or a demand that marketing continue only on the basis of a new drug approval. Either of these outcomes could affect the way our products are marketed or our ability to market them at all. Further, the FDA could decide that EpiQuin Micro and NeoBenz Micro, due to the unique Microsponge delivery technology, do not come within this policy and thus must seek new drug approval to remain on the market or must be withdrawn until approval is obtained.

Our pharmaceutical products under development may not be approved by the FDA or foreign regulatory authorities, and any failure or delay associated with our product development and clinical trials or obtaining regulatory approval of these products would increase our product development costs and time to market.

We face substantial risks of failure inherent in developing pharmaceutical products. The pharmaceutical industry is subject to stringent regulation by many different agencies at the federal, state and international levels. Our pharmaceutical products must satisfy rigorous standards of safety and efficacy before the FDA approves them, and before any foreign regulatory authorities approve them for commercial use in any countries outside the U.S. where we decide to market them. Even if a regulatory filing is accepted, the FDA or foreign regulatory authorities may request additional information from us, including data from additional clinical trials, and, ultimately, may not grant marketing approval for some of our products or may grant approval only under conditions which are less commercially attractive than anticipated. To the extent that these products do not perform successfully in our planned pivotal clinical trials, we may need to develop alternative candidates. Product development is generally a long, expensive and uncertain process. Successful development of our new pharmaceutical product formulations, including Desonate Hydrogel and mometasone Hydrogel, will depend on many factors, including:

•	our ability to select key components, establish a stable formulation and optimize characteristics;

•	our ability to develop a formulation that demonstrates our intended safety and efficacy profile; and

•	our ability to transfer from development stage to commercial-scale operations and the costs associated with commercial manufacturing.

If we are unable to develop suitable clinical formulations of our pharmaceutical products or are significantly delayed in doing so, our ability to commercialize these products will be adversely affected. Once we have manufactured a formulation that we believe is suitable for pivotal clinical testing, we will need to complete our clinical testing, and failure can occur at any stage of testing. These clinical tests must comply with FDA and other applicable regulations. We may suffer significant setbacks in advanced clinical trials, even after showing promising results in earlier trials. The results of later clinical trials may not replicate the results of prior clinical trials. Based on results at any stage of clinical trials, we may decide to discontinue development of a product candidate. We, or the FDA, may suspend clinical trials at any time if the patients participating in the trials are exposed to unacceptable health risks or if the FDA finds deficiencies in our applications to conduct the clinical trials or in the conduct of our trials. Moreover, not all products in clinical testing will receive timely, or any, regulatory approval. Even if clinical trials are completed as planned, their results may not support our assumptions or our product claims. The clinical process may fail to demonstrate that our products are safe for humans or effective for intended uses. In addition, these failures could cause us to abandon a product entirely. If we fail to take any current or future product from the development stage to market, we will have incurred significant expenses without the possibility of generating revenues, and our business will be adversely affected.

If our clinical trials for our products under development are delayed, we would be unable to commercialize these potential products on a timely basis, which could materially harm our business.

We recently initiated an additional Phase III clinical trial, which we expect to cost approximately $1.4 million, for our Desonate Hydrogel product candidate and anticipate conducting Phase I clinical trials for our mometasone Hydrogel product candidate beginning in 2006. Clinical trials can be delayed for a variety of reasons, including delays related to:

•	obtaining an effective Investigational New Drug application, or IND, or regulatory approval to commence a clinical trial;

•	negotiating acceptable clinical trial agreement terms with prospective trial sites;

•	obtaining institutional review board approval to conduct a clinical trial at a prospective site;

•	competition in recruiting clinical investigators;

•	shortage or lack of availability of clinical trial drugs;

•	the need to repeat clinical trials as a result of inconclusive results or poorly executed testing;

•	the placement of a clinical hold on a study;

•	the failure of third parties conducting and overseeing the operations of our clinical trials to perform their contractual or regulatory obligations in a timely fashion;

•	exposure of clinical trial subjects to unexpected and unacceptable health risks or noncompliance with regulatory requirements, which may result in suspension of the trial; and

•	difficulty in recruiting subjects to participate in a clinical trial as a result of stringent eligibility criteria, limited capacity of the clinical trial coordinator, competition for trial subjects from other similar ongoing clinical trials, or a limited number of qualified clinical trial sites. Any difficulty we experience in enrolling patients in our clinical trials could require us to extend the length of the trial or conduct a new clinical trial to reach the required number of subjects for our data to be considered significant by the FDA.

Our products under development must successfully complete clinical trials before commercialization. If we have significant delays in or termination of clinical trials, our financial results and the commercial prospects for these potential products or any other products that we may develop will be adversely impacted. In addition, our product development costs will increase and our product revenues will be delayed if we experience delays in testing or obtaining regulatory approvals or if we need to perform more or larger clinical trials than planned.

We will not be able to commercialize our pharmaceutical products in development if our clinical trials do not demonstrate safety and efficacy in humans.

We intend to market our pharmaceutical products in development in the U.S. and possibly in various other countries, and as a result, we will need to obtain separate regulatory approvals in the U.S. and in most foreign jurisdictions. We must obtain regulatory approval for the sale of any product classified by the FDA as a “new drug.” We must conduct, at our own expense, extensive clinical trials to demonstrate the safety and efficacy in humans of our product candidates. Clinical trials are expensive, can take many years and have uncertain outcomes. In addition, the regulatory approval procedures vary among countries and additional testing may be required in some jurisdictions. Our success will depend, in part, on the success of our planned additional Phase III clinical trial for Desonate Hydrogel and subsequent clinical trials that have not yet begun such as our planned clinical trials for mometasone Hydrogel. It may take several years to complete the clinical trials of a product, and a failure of one or more of our clinical trials can occur at any stage of testing. We believe that the development of each of our product candidates involves significant risks at each stage of testing. If clinical trial difficulties and failures arise, our pharmaceutical product candidates may never be approved for sale or become commercially viable. This may result in the reduction of our revenues and an increase in clinical, regulatory and development expenses and, in turn, have a material adverse effect on our profitability, margins, results of operations and financial condition.

We are subject to ongoing regulatory review of our marketed pharmaceutical products, and we will be subject to ongoing regulatory review of any of our other products under development that may be marketed in the future.

Our marketed pharmaceutical products and those under development will continue to be subject to extensive regulation. These regulations impact many aspects of our operations, including the manufacture, labeling, packaging, adverse event reporting, storage, advertising, promotion and record keeping related to the products. The FDA also may require post-marketing testing and surveillance to monitor the effects of approved products or place conditions on any approvals that could restrict the commercial applications of these products. In addition, the subsequent discovery of previously unknown problems with a product may result in restrictions on the product, including withdrawal of the product from the market. If we fail to comply with applicable regulatory requirements, we may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, injunctions against their distribution, disgorgement of money, operating restrictions and criminal prosecution.

In addition to FDA restrictions on marketing of pharmaceutical products, several other types of state and federal laws have been applied to restrict certain marketing practices in the pharmaceutical industry in recent years. These laws include anti-kickback statutes and false claims statutes. Violations of the federal anti-kickback statute are punishable by imprisonment, criminal fines, civil monetary penalties and exclusion from participation in federal healthcare programs. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution or other regulatory sanctions under the federal anti-kickback statute, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchasing, arranging for or recommending prescription or purchase may be subject to scrutiny if they do not qualify for a statutory exemption or safe harbor. Federal false claims laws prohibit any person from knowingly making, or causing to be made, a false claim to the federal government, or knowingly making, or causing to be made a false statement to have a false claim paid. The majority of states also have statutes or regulations similar to the federal anti-kickback law and false claims laws, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor. Sanctions under these federal and state laws may include civil monetary penalties, exclusion of a manufacturer’s products from reimbursement under government programs, criminal fines and imprisonment.

In addition, as part of the sales and marketing process, pharmaceutical companies frequently provide samples of approved drugs to physicians. This practice is overseen by the FDA and other governmental authorities under regulations that include, in particular, requirements concerning record keeping and control procedures. Any failure to comply with these regulations may result in significant criminal and civil penalties as well as damage to our credibility in the marketplace. Because of the breadth of these laws and the narrowness of the safe harbors, it is possible that some of our business activities could be subject to challenge under one or more of these laws, which could have a material adverse effect on our business, financial condition and results of operations.

The regulatory status of our cosmeceutical products could change, and we may be required to conduct clinical trials to establish efficacy and safety or cease to market these products.

The Federal Food, Drug, and Cosmetic Act does not recognize “cosmeceuticals” as a category of products. We use the term “cosmeceuticals” as a marketing term to describe our physician-dispensed, non-prescription skin care products, including the TNS line of products. The FDA does not have a premarket approval system for cosmetic products, and we believe we are permitted to market our cosmeceutical products and have them manufactured without submitting safety or efficacy data to the FDA. However, the FDA may in the future determine to regulate what we term as cosmeceuticals or the ingredients included in our cosmeceuticals as drugs or biologics, rather than cosmetics. If our TNS products or other cosmeceuticals are deemed to be drugs or biologics, rather than cosmetics, we would be required to conduct clinical trials to demonstrate the safety and efficacy of our cosmeceutical products in order to continue to market and sell them. In such event, we may not have sufficient resources to conduct any required clinical trials and we may not be able to establish sufficient efficacy or safety data to resume the sale of our cosmeceutical products. Any inquiries by the FDA or any foreign regulatory authorities into the regulatory status of our cosmeceutical products and any related interruption in the marketing and sale of our cosmeceutical products could severely damage our brands and image in the marketplace, including our relationships with physicians and their patients.

We will need to obtain FDA approval of the brand names we use for our pharmaceutical product candidates which require FDA approval and any failure or delay associated with an approval may adversely impact our business.

Any name we intend to use for our pharmaceutical product candidates for which we will seek FDA approval, will also require approval from the FDA of the proposed brand name as part of the approval process, even if we have secured a trademark registration from the U.S. Patent and Trademark Office, or PTO. The FDA typically conducts a rigorous review of proposed product names, including an evaluation of potential for confusion with other product names. The FDA may also object to a product name if it believes the name inappropriately implies medical claims. We have not yet received approval from the FDA to use our Desonate Hydrogel brand name. If we are required to adopt an alternative name, we would lose the benefit of our existing trademark application for Desonate Hydrogel and may be required to expend significant additional resources in an effort to identify a suitable product name that would qualify under applicable U.S. and foreign trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA. We may be unable to build a successful brand identity for a new trademark in a timely manner or at all, which would limit our ability to commercialize our product candidates.

If our manufacturers do not comply with U.S. and federal regulations, our supply of product could be disrupted or terminated.

Our manufacturers must comply with U.S. regulations and corresponding foreign standards, including the FDA’s current Good Manufacturing Practice regulations for drug manufacturing and processing, or cGMPs, applicable to the manufacturing processes related to prescription products, and their facilities must be inspected and approved by the FDA and other regulatory agencies as part of their business. We will have limited control over the FDA compliance of our third-party manufacturers. If any of our manufacturers fail to meet or are found to be non-compliant with the cGMPs or any other FDA requirements or similar regulatory requirements outside of the U.S., obtaining the required regulatory approvals, including from the FDA, to use alternative suppliers may be a lengthy and uncertain process. A lengthy interruption in the manufacturing of one or more of our products as a result of non-compliance could adversely affect our product inventories and supply of products available for sale which could reduce our sales, margins and market share, as well as harm our overall business and financial results.

Under the FDC Act, cosmetics, which we refer to as cosmeceuticals, are defined as articles applied to the human body to cleanse, beautify or alter the appearance. The manufacturing of cosmetics is subject to the misbranding and adulteration sections of the FDC Act applicable to cosmetics. Cosmetics are not subject to premarket approval by the FDA but the product and ingredients must be tested to assure safety. If the product or ingredients are not tested for safety, a specific warning is required. The FDA monitors compliance of cosmetic products through random inspections of cosmetic manufacturers and distributors. The FDA utilizes an “intended use” doctrine to determine whether a product is a drug or cosmetic by the labeling claims made for the product. If a cosmetic product is intended for a disease condition or to affect the structure or any function of the human body, the FDA will regulate the product as a drug rather than as a cosmetic. The product will then be subject to all drug requirements under the FDC Act. The labeling of cosmetic products is subject to the requirements of the FDC Act, the Fair Packaging and Labeling Act and other FDA regulations.

We have only limited experience in regulatory affairs and we are subject to new legislation, regulatory proposals and managed care initiatives that may increase our costs of compliance and adversely affect our ability to obtain necessary regulatory approvals, market our products, obtain collaborators and raise capital.

We have only limited experience in regulatory affairs, including the preparation and filing of applications to gain the regulatory approvals necessary for pharmaceutical product candidates. Some of the products that may result from our product development, licensing and acquisition programs may be based on new technologies that have not been extensively tested in humans. As a result, we may experience a longer regulatory review process in connection with obtaining regulatory approvals for any products that we develop, license or acquire.

In addition, there have been a number of legislative and regulatory proposals aimed at changing the healthcare system and pharmaceutical industry, including reductions in the cost of prescription products and changes in the levels at which consumers and healthcare providers are reimbursed for purchases of prescription products. For example, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 provides a new Medicare prescription drug benefit beginning in 2006 and mandates other reforms. Although we cannot predict the full effect on our business of the implementation of this new legislation, it is possible that the new benefit, which will be managed by private health insurers, pharmacy benefit managers and other managed care organizations, will result in decreased reimbursement for prescription drugs, which may further exacerbate industry-wide pressure to reduce the prices charged for prescription drugs. This could harm our ability to market our pharmaceutical products and generate revenues. It is also possible that other proposals will be adopted. As a result of the new Medicare prescription drug benefit or any other proposals, we may determine to change our current manner of operation, or change our contract arrangements, any of which could harm our ability to operate our business efficiently, obtain collaborators and raise capital.

If third-party payors do not reimburse customers for any of our prescription product candidates that are approved for marketing, or for our existing marketed pharmaceutical products, they might not be used or purchased, and our revenues and profits will not develop or grow.

Our revenues and profits depend in part upon the availability of reimbursement for the use of our pharmaceutical products from third-party health care and government payors. Reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a product is:

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

In addition, the health care industry is experiencing a trend toward containing or reducing costs through various means, including lowering reimbursement rates, limiting therapeutic class coverage and negotiating reduced payment schedules with service providers for drug products. Since reimbursement approval for a product is required from each third-party and government payor individually, seeking this approval is a time-consuming and costly process. Third-party payors may require cost-benefit analysis data from us in order to demonstrate the cost-effectiveness of any product we might bring to market. We may not be able to provide data sufficient to gain acceptance with respect to reimbursement. Our VANIQA and EpiQuin Micro products are currently generally subject to some level of reimbursement from third-party health care and government payors, however we may not be able to continue to maintain these reimbursement levels. There also exists substantial uncertainty concerning third-party reimbursement for the use of any new drug product. If our products are not reimbursed, or are inadequately reimbursed, physicians may not prescribe our products to patients and patients may not purchase our products, resulting in decreased demand and adversely affecting our revenues, results of operation and financial condition.

Importation of products from Canada and other countries into the U.S. may lower the prices we receive for our products.

In the U.S., our pharmaceutical products are subject to competition from lower priced versions of our products and competing products from Canada, Mexico and other countries where government price controls or other market dynamics result in lower prices. Our products that require a prescription in the U.S. are often available to consumers in those markets without a prescription, which may cause consumers to further seek out our products in lower priced markets. In addition, Barrier Therapeutics, Inc. has the right to market and sell VANIQA in Canada under a sublicense from Shire and, while VANIQA is not currently sold in Canada and Barrier is prohibited by contract from promoting the product for export from Canada to the U.S., we cannot be sure that U.S. consumers will not seek to acquire VANIQA from Canada in the future.

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 contains provisions that may change U.S. import laws and expand consumers’ ability to import lower priced versions of our and competing products from Canada, where there are government price controls. These changes to U.S. import laws will not take effect unless and until the Secretary of Health and Human Services certifies that the changes will lead to substantial savings for consumers and will not create a public health safety issue. To date, the Secretary of Health and Human Services has not made the required certification. However, it is possible that the current Secretary or a subsequent Secretary could make the certification in the future. In addition, federal legislative proposals have been made to implement the changes to the U.S. import laws without any certification, and to broaden permissible imports in other ways. Even if the changes to the U.S. import laws do not take effect, and other changes are not enacted, imports from Canada and elsewhere may continue to increase due to market and political forces, and the limited enforcement resources of the FDA, the U.S. Customs Service and other government agencies. For example, state and local governments have suggested that they may import drugs from Canada for employees covered by state health plans or others, and some already have implemented these plans.

The importation of foreign products could adversely affect our profitability and adversely affect our overall business and financial results. This impact could become more significant in the future, and the impact could be even greater if there is a further change in the law or if state or local governments take further steps to import products from abroad. This increased pricing pressure could lower the prices we charge for our products, which would decrease revenues, and could materially affect our results of operation and financial condition.

Foreign governments tend to impose strict price controls, which may adversely affect our revenues, if any.

In some foreign countries, particularly the countries of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take six to twelve months or longer after the receipt of regulatory marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. If reimbursement of our products is unavailable, or limited in scope, or amount, or if pricing is set at unsatisfactory levels, our business could be materially harmed.

Risks Related to our Intellectual Property

If we are unable to obtain and maintain protection for our intellectual property, the value of our technology and products may be adversely affected, which would materially affect our business.

Patents. Our commercial success will continue to depend in part on the patent rights we own, the patent rights we have licensed, the patent rights of our collaborators and suppliers, and the patent rights we plan to obtain related to future products we may market. Our success also depends on our and our licensors’, collaborators’, and suppliers’ ability to maintain these patent rights against third-party challenges to their validity, scope or enforceability of these patent rights.

Our patent position, and those of our licensors, collaborators and suppliers, is subject to the same uncertainty as other pharmaceutical and consumer product companies. Our patents and patent applications, and those of our licensors, collaborators and suppliers, may not protect our technologies and products because, among other things, our pending applications may not result in issued patents; we may develop additional proprietary technologies that are not patentable; patents issued to us, our licensors, collaborators or suppliers may not provide a basis for future commercially viable products; and patents issued to us, our licensors, collaborators or suppliers may not provide us with any competitive advantage, or may be challenged, circumvented, invalidated or rendered unenforceable by third parties. For example, the PTO or the courts may deny, narrow or invalidate patent claims, particularly those that concern biotechnology and pharmaceutical inventions. Inventors, or third parties of whom we are unaware, may challenge the ownership of patents and applications we own, license or benefit from through supply agreements with our collaborators and suppliers. We, our licensors, collaborators and suppliers may not be successful in securing or maintaining proprietary or patent protection for our products, and protection that is secured may be challenged and possibly lost. For example, the validity of one of the patents we license from Smith & Nephew is currently under reexamination by the PTO and covers a living stromal tissue, a three-dimensional framework inoculated with cells from connective tissue, obtained by a process that produces as by-product the medium used in our NouriCel-MD composition.

Our competitors may develop products similar to ours using methods and technologies that are beyond the scope of our intellectual property rights. Composition of matter patents on active pharmaceutical ingredients may provide protection for pharmaceutical products without regard to formulation or other type of limitation. We have pending U.S. claims for composition of matter patents covering various formulations containing the active pharmaceutical ingredients in some of our products. However, patent protection is no longer available for the active pharmaceutical ingredients in our products without regard to formulation. As a result, competitors that obtain the requisite regulatory approval can offer products with the same active ingredient as our products so long as the competitors do not infringe any method of use, method of manufacture or formulation patents that we hold or have exclusive rights to through our licensors, collaborators or suppliers. For example, our VANIQA, EpiQuin Micro, NeoBenz Micro, Ceratopic and Desonate Hydrogel products and product candidates contain the key ingredients a-difluoromethylornithine, hydroquinone, benzoyl peroxide, ceramide and desonide, respectively, each of which is currently available, or may be made available, generically in various formulations, which prevents any current or future patent coverage on all uses of these ingredients.

Our primary patent protection strategy consists of maintaining or obtaining the rights to patents for the formulation and methods of manufacturing our products and product candidates when appropriate, in addition to our pending composition patent claims. We depend, in part, on our licensors, collaborators and suppliers to protect a substantial portion of our proprietary rights. For example, Cardinal Health, the owner of the Microsponge technology, and Dow Pharmaceutical Sciences, the owner of the Hydrogel technology, are, and any future licensors and collaborators may be, primarily or wholly responsible for the maintenance of patents and prosecution of patent applications relating to the technology obtained from them. We have limited, if any, control over the amount or timing of resources these entities devote on our behalf or the priority they place on maintaining these patent rights and prosecuting these patent applications to our advantage. For patents licensed by Gillette relating to VANIQA, Gillette is obligated to maintain these patents and is required to notify us of any material proceedings or developments that may adversely affect the prosecution of our licensed patent applications or maintenance of our licensed patents. For patents that we licensed from Osmotics relating to Ceratopic, Osmotics is obligated to maintain only the United States patent that we licensed. For the patents and patent applications we licensed from Dow Pharmaceutical Sciences relating to Desonate and mometasone Hydrogel products, Dow Pharmaceutical Sciences is obligated to maintain our licensed patents in the United States, Germany, Spain, France, United Kingdom, Italy, Canada, Japan, and Mexico. Should Dow Pharmaceutical Sciences fail to pursue maintenance of our licensed patents and patent applications in other countries, Dow Pharmaceutical Sciences is obligated to notify us and, at that time, we will be granted an opportunity to maintain and Dow Pharmaceutical Sciences will be obligated to transfer to us the licensed patents and patent applications in such other countries. For the patents that we licensed from Smith & Nephew relating to our TNS products, Smith & Nephew has the right but not the obligation to maintain these patents and must notify us if they fail to pursue maintenance of these patents. We have the right to remit payment to Smith & Nephew to maintain such licensed patents. We have not licensed any patents from Cardinal Health relating to our EpiQuin Micro, NeoBenz Micro, and DelPouch products, and Cardinal Health has no obligations to maintain their patents for us, nor do we have any rights to maintain these patents should Cardinal Health fail to maintain these patents.

Our competitors or other third parties, including generic drug companies, may challenge the scope, validity or enforceability of our patent claims. As a result, these patents may be narrowed in scope, invalidated or deemed unenforceable and may fail to provide us with any market exclusivity or competitive advantage even after significant investment in efforts to obtain and maintain a meaningful competitive patent position. Additionally, rights we have to issued U.S. and foreign patents that we own or license are limited to the terms of the patents in the respective countries where the patents issued.

As part of our purchase of rights related to VANIQA from Women First, we acquired some intellectual property related to VANIQA, including patents, patent applications, trademarks and copyrights, that were secured by CIBC WMC Inc. as collateral from Women First. This security agreement was recorded in the U.S. Copyright Office and the PTO. In June 2004, the security interest was terminated by order of a bankruptcy court in connection with Women First’s proceedings before the court and we are currently in the process of recording the court order with the U.S. Copyright Office and the PTO. Additionally, in connection with our purchase of rights related to NouriCel-MD from ATS, some of our intellectual property related to NouriCel-MD, including patents, patent applications, and trademarks, were secured by ATS as collateral. This security agreement was recorded in the PTO. In March 2005, we repaid the indebtedness secured by agreement and are currently in the process of recording the release of this security agreement with the PTO.

We also may not be able to protect our intellectual property rights against third-party infringement, which may be difficult to detect, especially for infringement of patent claims for methods of manufacturing. While we intend to take actions reasonably necessary to enforce our patent rights, we depend, in part, on our licensors, collaborators and suppliers to protect a substantial portion of our proprietary rights. For example, our licensors, collaborators and suppliers may be primarily or wholly responsible for the enforcement of our intellectual property rights. We have limited, if any, control over the amount or timing of resources these entities devote on our behalf or the priority they place on enforcing these patent rights to our advantage. For patents that we licensed from Gillette relating to VANIQA, Gillette is obligated either to (i) commence proceedings directed at preventing or enjoining any actual or suspected acts of infringement by a third party, or (ii) allow us to commence such proceedings if Gillette fails to do so after receiving a written request from us to take action. For the patents we licensed from Osmotics relating to Ceratopic, we may request Osmotics to take action to prevent or enjoin any actual or suspected acts of infringement by a third party. After receiving our notice, Osmotics has the right, but not an obligation, to commence an infringement action against the third party. If Osmotics decides not to commence any action, they are required to notify us and we have the right to initiate proceedings after receiving their notice. For the patents and patent applications we licensed from Dow Pharmaceutical Sciences relating to our Desonate and mometasone Hydrogel products, Dow Pharmaceutical Sciences has the right, but not an obligation, to commence an infringement action against a third party for any actual or suspected acts of the infringement. If Dow Pharmaceutical Sciences decides not to commence any action, we have the right to initiate proceedings after receiving their notice. For the patents that we licensed from Smith & Nephew relating to our TNS products, we have the right, but not an obligation, to commence proceedings directed at preventing or enjoining any actual or suspected acts of infringement that fall within the scope of our license. For the EpiQuin Micro, NeoBenz Micro, and DelPouch products supplied by Cardinal Health, Cardinal Health has the right, but not an obligation, to control any action to prevent infringement of their patents relating to these products. If we become involved in any dispute regarding our intellectual property rights, regardless of whether we prevail, we could be required to engage in costly, distracting and time-consuming litigation that could harm our business. As a result of general uncertainties in the patent prosecution process, we cannot be sure that any additional patents will ever be issued. Issued patents generally require the payment of maintenance or similar fees; failure to make these payments could result in the unenforceability of patents not maintained.

Trade Secrets and Proprietary Know-how. We, our licensors, collaborators and suppliers also rely upon trade secrets, proprietary know-how and other technological innovation, particularly when patent protection is not appropriate or available. However, trade secrets are difficult to protect, and we have limited control over the protection of trade secrets used by our licensors, collaborators and suppliers. Although we attempt to protect our trade secrets by requiring our employees, consultants, advisors and current and prospective business partners to enter into confidentiality agreements prohibiting them from disclosing or taking our proprietary information and technology, these agreements may not provide meaningful protection for our trade secrets and proprietary know-how. If our employees or consultants breach these agreements, we may not have adequate remedies for any of these breaches. Further, third parties that are not parties to confidentiality agreements may obtain access to our trade secrets or know-how. Others may independently develop similar or equivalent trade secrets or know-how. If our confidential or proprietary information is divulged to third parties, including our competitors, our competitive position in the marketplace will be harmed and our ability to successfully penetrate our target markets could be severely compromised.

Trademarks. Our trademarks will continue to be important to our success and competitive position. We have received U.S. trademark registration for our corporate name, SkinMedica®, and own or have rights to use our product and component names VANIQA®, EPIQUIN®, TNS Recovery Complex®, NouriCel-MD®, DelPouch®, Beauty is Good Medicine®, and Vitalize Peel®. We have applied for U.S. Trademark registration for NeoBenz™, Ceratopic™, Nouricel™, UltraBenz™, Desonate™, Desotopic™, Beauty Without the Distractions™, and Nouricel Patented Pure and Design™. We also will need to pursue trademark registration for any new trademarks that we select. We may not be able to secure any of our trademark registrations with the PTO or comparable foreign authorities. If we do not adequately protect our rights in our various trademarks from infringement, any goodwill that has been developed in those marks would be lost or impaired. We could also be forced to cease using any of our trademarks that are found to infringe upon or otherwise violate the trademark or service mark rights of another company, and, as a result, we could lose all the goodwill which has been developed in those marks and could be liable for damages caused by any infringement or violation.

Our ability to market our products is subject to the intellectual property rights of third parties, and we may have to engage in costly litigation to enforce or defend challenges to our intellectual property by third parties, which may harm our results of operations, financial condition and cash flow.

Our commercial success will continue to depend in part on our ability, as well as the ability of our collaborators and suppliers, to make, use and sell our products without infringing the patents or proprietary rights of third parties. Our competitors, many of which have substantially greater resources than us and have made significant investments in competing technologies or products, may seek to apply for and obtain patents that will prevent, limit or interfere with our ability to make, use and sell products either in the U.S. or international markets. We may not be aware of all of the patents and other intellectual property rights of others potentially adverse to our interests that may be owned by third parties. Intellectual property litigation in the pharmaceutical industry is common, and we expect this to continue.

Our third-party licensors and suppliers, including BMS, Gillette, Cardinal Health, DPT, Dow Pharmaceutical Sciences, Osmotics Corporation, Immucor, Smith & Nephew, Truett Laboratories, Inc. and others, may also be notified of alleged infringement, and potentially be sued for infringement of patents or other proprietary rights. We may have limited control or involvement over the defense of these claims, and these third parties could be subject to injunctions and temporary or permanent exclusionary orders in the U.S. or in the countries in which they are based. In many cases, our licensors, collaborators and suppliers are not obligated to defend or assist in our defense against third party claims of infringement. We have limited, if any, control over the amount or timing of resources, if any, these entities devote on our behalf or the priority they place on our defense. For example, Gillette is not obligated to defend or assist us in a defense against third party claims of infringement relating to VANIQA. For our Ceratopic product, Osmotics is not obligated to defend or assist us against third party claims of infringement. For our Desonate and mometasone Hydrogel products, Dow Pharmaceutical Sciences is obligated, at our request, to join and assist in our defense against any third party claims of infringement. For our TNS products, Smith & Nephew is not obligated to defend or assist us against third party claims of infringement. For our EpiQuin Micro, NeoBenz Micro, and DelPouch products, Cardinal Health is obligated to defend or settle any third party claims of infringement pertaining to the manufacture of these products. Because of the uncertainty inherent in any patent or other litigation involving proprietary rights, we, our licensors, collaborators or suppliers, may not be successful in defending claims of intellectual property infringement by third parties, which could have a material adverse affect on our results of operations. Regardless of the outcome of any litigation, defending the litigation may be expensive, time-consuming and distracting to management.

If we or our third-party licensors and suppliers are unsuccessful in any challenge to our rights to market and sell our products, we may, among other things, be required to:

•	pay actual damages, royalties, lost profits and/or increased damages and the third party’s attorneys’ fees, which may be substantial;

•	cease the development, manufacture, use and/or sale of products that use the intellectual property in question through a court-imposed sanction called an injunction;

•	expend significant resources to modify or redesign our products, manufacturing processes or other technology so that it does not infringe others’ intellectual property rights or to develop or acquire non-infringing technology, which may not be possible; or

•	obtain licenses to the disputed rights, which could require us to pay substantial upfront fees and future royalty payments and may not be available to us on acceptable terms, if at all, or to cease marketing the challenged products.

Ultimately, we could be prevented from selling a product, commercializing a product candidate, or otherwise forced to cease some aspect of our business operations as a result of any intellectual property litigation. Even if we, our collaborators and suppliers are successful in defending an infringement claim, the expense, time delay, and burden on management of litigation and negative publicity could have a material adverse effect on our business.

Risks Related to this Offering

An active trading market for our common stock may not develop, and you may not be able to sell your common stock at a time that is acceptable to you.

Prior to this offering, there has been no public market for our common stock. Although our common stock has been approved for listing on the Nasdaq National Market, an active trading market for our shares may never develop or be sustained following this offering. The initial public offering price for our common stock will be determined through negotiations with the underwriters. We have not paid cash dividends since our inception and do not intend to pay cash dividends in the foreseeable future. Therefore, investors will have to rely on appreciation in our stock price and a liquid trading market in order to achieve a gain on their investment. If an active and liquid trading market does not develop, investors may not be able to sell their common stock at or above the initial public offering price or at the time that they would like to sell.

Our stock price may be volatile and it could result in a decline in the value of your investment.

The market prices for securities of specialty pharmaceutical companies in general have been highly volatile, which may be unrelated to the operating performance of particular companies, and may continue to be highly volatile in the future. Investors may not be able to sell their shares at or above the offering price. The trading price of our common stock may fluctuate substantially as a result of one or more of the following factors:

•	regulatory developments and related announcements, including announcements by the FDA in the U.S. and comparable agencies in foreign countries;

•	disputes or other developments concerning proprietary rights, including patents and trade secrets, litigation matters, and our ability to patent or otherwise protect our products and technologies;

•	conditions or trends in the pharmaceutical and biotechnology industries;

•	fluctuations in stock market prices and trading volumes of similar companies or of the markets generally;

•	changes in or our failure to meet or exceed investors’ and securities analysts’ expectations;

•	announcements of technological innovations or new commercial products by us or our competitors;

•	actual or anticipated fluctuations in our or our competitors’ quarterly or annual operating results;

•	sales of large blocks of our common stock, including sales by our executive officers, directors or venture capital investors;

•	departure of key personnel;

•	our entering into licenses, strategic collaborations and similar arrangements, or the termination of these arrangements;

•	acquisition of products, technologies or businesses by us or our competitors;

•	litigation and government inquiries; or

•	economic and political factors, including wars, terrorism and political unrest.

A decline in the market price of our common stock could cause you to lose some or all of your investment.

If our stockholders sell substantial amounts of common stock after the public offering, the market price of our common stock may decline.

A significant number of shares of our common stock are held by a small number of stockholders. Sales of a significant number of shares of our common stock after this offering, or the expectation that these sales may occur, could significantly reduce the market price of our common stock. Our directors, stockholders, option holders and warrantholders have agreed with the underwriters of this offering to be bound by a 180-day lock-up agreement that prohibits these holders from offering, selling, assigning, transferring, pledging, contracting to sell or otherwise disposing of or hedging any shares of our common stock or any securities convertible into or exchangeable for shares of our common stock, subject to specified exceptions. These lock-up agreements are subject to limited extension under certain circumstances. However, SG Cowen & Co., LLC, may, in its sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any of these agreements. In considering any request to release shares from a lock-up agreement, SG Cowen & Co., LLC will consider the facts and circumstances relating to a request at the time of the request. After the lock-up expires at least                      shares of our common stock will become freely tradable, and holders of at least                      shares of our common stock and warrants to purchase                      shares of our common stock will have rights to cause us to file a registration statement on their behalf or include their shares in registration statements that we may file on our behalf or on behalf of other stockholders.

Under an amended and restated investor rights agreement, following the completion of this offering, and subject to the lock-up agreements described above, the holders of 39,949,456 shares of our common stock and warrants to purchase 1,988,733 shares of our common stock will have the right to require us to register these shares with the SEC so that these shares may be publicly resold, or to include these shares in any registration statement we file. We also intend to register all common stock that we may issue upon exercise of outstanding options under our 1999 stock option plan and 2002 stock incentive plan, as well as all common stock we may issue under our 2005 equity incentive award plan and our employee stock purchase plan. Once we register these shares, they can be freely sold in the public market upon issuance, subject to restrictions under the securities laws and the lock-up agreements described in “Underwriting.” As of March 31, 2005, 475,613 shares of our common stock were issued and outstanding pursuant to stock options previously granted under these plans. Sales of these shares could impede our ability to raise future capital or reduce the trading price of our common stock. Please see “Shares Eligible for Future Sale” for a description of sales that may occur in the future.

Our use of the offering proceeds may not yield a favorable return on your investment.

We expect to use the net proceeds from this offering to expand our clinical, regulatory and development programs, to license technology, acquire complementary products, technologies or businesses, to increase the size of our sales force and expand our marketing programs and to fund working capital and for general corporate purposes. Although we periodically engage in preliminary discussions with respect to licenses and acquisitions, we are not currently a party to any binding agreements or commitments with respect to any new products, technologies or businesses. Our management has broad discretion over how these proceeds are used and could spend the proceeds in ways with which you may not agree. Pending the use of the proceeds in this offering, we will invest them. However, the proceeds may not be invested in a manner that yields a favorable or any return.

After this offering, our executive officers, directors and major stockholders will maintain the ability to control all matters submitted to stockholders for approval, which may also lead to the entrenchment of our existing management and directors.

When this offering is completed, our executive officers, directors and stockholders who owned more than 5% of our outstanding common stock before the completion of this offering, will, in the aggregate, beneficially own shares representing approximately         % of our capital stock. As a result, if these stockholders were to choose to act together, they would be able to control all matters submitted to our stockholders for approval, as well as our management and affairs. These persons may have interests that are different from yours. For example, these persons, if they choose to act together, will control the election of directors and approval of any merger, consolidation or sale of all or substantially all of our assets. This concentration of voting power could delay or prevent an acquisition of our company on terms that other stockholders may desire, which could reduce the price of our common stock. In addition, these stockholders could use their voting influence to maintain our existing management and directors in office, or support or reject other management and board proposals that are subject to stockholder approval, such as amendments to our employee stock plans and approvals of significant financing transactions.

As a new investor, you will incur immediate dilution as a result of this offering.

The initial public offering price will be substantially higher than the net tangible book value per share of our outstanding common stock. As a result, investors purchasing common stock in this offering will incur immediate dilution of $             per share, based on an expected offering price of $            , which is the mid-point of our expected offering range. This dilution is due in large part to earlier investors in our company having paid substantially less than the initial public offering price when they purchased their shares. Investors who purchase shares of common stock in this offering will contribute approximately         % of the total amount we have raised to fund our operations, but will own only approximately         % of our common stock. The exercise of outstanding options and warrants and other future equity issuances, including future public offerings or private placements of equity securities and any additional shares issued in connection with acquisitions may result in further economic dilution to investors.

We may incur increased costs as a result of recently enacted and proposed changes in laws and regulations relating to corporate governance matters.

Recently enacted and proposed changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 and rules proposed by the SEC and by the Nasdaq National Market, could result in increased costs to us as we respond to new requirements under these rules and regulations. For example, we are evaluating our internal control systems in order to allow management to report on, and our independent registered public accounting firm to attest to, our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. While we anticipate being able to fully implement the requirements relating to internal control testing and other aspects of Section 404 in a timely fashion, we cannot be certain as to the timing of completion of our evaluation, testing and, if necessary, remediation actions or their impact on our operations. As a specialty pharmaceutical company with limited capital and human resources, we will need to divert management’s time and attention away from our business to ensure compliance with these regulatory requirements. This diversion of management’s time and attention may have a material adverse effect on our business, financial condition and results of operations. In addition, the new rules could make it more difficult or more costly for us to obtain certain types of insurance, including directors’ and officers’ liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. We are presently evaluating and monitoring developments with respect to new and proposed rules and cannot predict or estimate the amount of the additional costs we may incur or the timing of these costs.

Anti-takeover provisions in our organizational documents and Delaware law may discourage or prevent a change in control, even if an acquisition would be beneficial to our stockholders, which could adversely affect our stock price and prevent attempts by our stockholders to replace or remove our current management.

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may delay or prevent a change in control, discourage bids at a premium over the market price of our common stock and adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. These provisions include:

•	dividing our board of directors into three classes serving staggered three-year terms;

•	authorizing our board of directors to issue preferred stock and additional shares of our common stock without stockholder approval;

•	prohibiting stockholder actions by written consent;

•	prohibiting our stockholders from calling a special meeting of stockholders;

•	prohibiting our stockholders from making certain changes to our amended and restated certificate of incorporation or amended and restated bylaws except with 66 2/3% stockholder approval; and

•	requiring advance notice for raising business matters or nominating directors at stockholders’ meetings.

We are also subject to provisions of Delaware law that, in general, prohibit any business combination with a beneficial owner of 15% or more of our common stock for three years after the stockholder becomes a 15% stockholder, subject to specified exceptions. Together, these provisions of our certificate of incorporation and bylaws and of Delaware law could make the removal of management more difficult and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our common stock.

We may become involved in securities class action litigation that could divert management’s attention and harm our business.

The stock market has from time to time experienced significant price and volume fluctuations that have affected the market prices for the common stock of pharmaceutical companies. These broad market fluctuations may cause the market price of our common stock to decline. In the past, following periods of volatility in the market price of a particular company’s securities, securities class action litigation has often been brought against the company. We may become involved in this type of litigation in the future, which would be expensive and divert management’s attention and resources.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to our management. The forward-looking statements are contained principally in “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of regulation and the effects of competition. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” or similar expressions.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. We discuss many of these risks in greater detail in “Risk Factors.” Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. The forward-looking statements contained in this prospectus are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different. We are offering to sell and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $                     million, based upon an assumed initial public offering price of $             per share and after deducting estimated underwriting discounts and commissions and estimated offering costs. If the underwriters exercise their over-allotment option in full, we estimate that the net proceeds will be approximately $             million.

The principal purposes of this offering are to obtain additional working capital, establish a public market for our common stock, and facilitate our future access to public markets. We expect to use the net proceeds of this offering for the following purposes:

•	approximately $40.0 million to license technology and acquire complementary products, technologies or businesses and expand our clinical, regulatory and development programs;

•	approximately $10.0 million to increase the size of our sales force and expand our marketing programs; and

•	the balance to fund working capital and for general corporate purposes.

We expect to expend the net proceeds of this offering from time to time as opportunities arise to license technology or acquire complementary products, technologies or businesses. Although we periodically engage in preliminary discussions with respect to licenses and acquisitions, we are not currently a party to any binding agreements or commitments with respect to the license or acquisition of any new products, technologies or businesses. The timing of our expenditures will also depend on the complexity of our development efforts and results of clinical trials as well as the number and type of new product candidates we may choose to pursue. Accordingly, we cannot determine with any certainty the likely timing of these expenditures.

We anticipate increasing the size of our sales force and expanding our marketing programs by the end of 2006 and will likely apply a portion of the net proceeds of this offering to fund working capital and for general corporate purposes over the same time period. We expect these general corporate purposes to include increasing the size of our human resources, finance, operations and administrative staff.

As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds from this offering. The amounts and timing of our actual expenditures may vary significantly from our expectations depending upon numerous factors, including the progress of our clinical development and commercialization efforts, our operating costs and capital expenditures. Accordingly, we will retain the discretion to allocate the net proceeds of this offering among the identified uses described above, and we reserve the right to change the allocation of the net proceeds among the uses described above as a result of contingencies such as the amount of proceeds raised in this offering, the results of our commercialization efforts, the progress and results of our clinical, regulatory and development activities and competitive developments. Pending their use, we intend to invest the net proceeds in short-term, investment-grade, interest-bearing instruments.

We believe that our cash and cash equivalents, together with the anticipated net proceeds from this offering, will be sufficient to fund our operations at least through 2006. We also believe that our cash and cash equivalents and the anticipated net proceeds from this offering will allow us to complete the clinical development of each of our current product candidates, including our NeoBenz Micro and Hydrogel product candidates. However, the actual costs and timing of product development efforts and clinical trials are highly uncertain and subject to risk and will change depending upon the type of product candidate, the development strategy pursued and the results of earlier development efforts.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination related to dividend policy will be made at the discretion of our board of directors.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2005:

•	on an actual basis;

•	on a pro forma as adjusted basis to give effect to (1) the filing, and effectiveness upon completion of this offering, of an amended and restated certificate of incorporation to provide for authorized capital stock of 100,000,000 shares of common stock and 10,000,000 shares of undesignated preferred stock, (2) the sale by us of shares of common stock in this offering at an assumed initial public offering price of $ per share and the receipt of the net proceeds therefrom, after deducting estimated underwriting discounts and commissions and estimated offering expenses, and (3) the conversion of all of our outstanding shares of preferred stock into 39,949,456 shares of common stock upon the completion of this offering.

You should read the information in this together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and accompanying notes appearing elsewhere in this prospectus.

	As of March 31, 2005
	Actual	Pro Forma As Adjusted
		(unaudited)
	(in thousands, except share, per share and par value data)
Cash and cash equivalents	$21,611

Long-term debt and capital lease obligations, less current portion	$6,117
Redeemable convertible preferred stock, $0.001 par value: actual—31,398,644 authorized; 29,451,767 issued and outstanding; pro forma as adjusted—none authorized, issued and outstanding	70,384
Stockholders’ equity (deficit):
Preferred stock, $0.001 par value: 10,000,000 authorized, none issued and outstanding, actual and pro forma as adjusted	—	—
Convertible preferred stock, $0.001 par value: actual—10,539,525 authorized; 10,497,689 issued and outstanding; pro forma as adjusted—none authorized, issued and outstanding	10	—
Common stock, $0.001 par value: actual—58,000,000 authorized; 1,582,792 issued and outstanding; pro forma as adjusted—100,000,000 authorized; issued and outstanding	2
Additional paid-in capital	37,742
Deferred stock compensation	(4,313)
Subscription receivable	—
Accumulated deficit	(43,218)
Treasury stock	(168)

Total stockholders’ equity (deficit)	(9,945)

Total capitalization	$66,556

The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of March 31, 2005. This number does not include, as of March 31, 2005:

•	5,317,229 shares of common stock subject to outstanding options, having a weighted average exercise price of $0.84 per share;

•	1,988,733 shares of common stock subject to outstanding warrants, having a weighted average exercise price of $2.36 per share;

•	shares of our common stock reserved for future issuance under our 2005 equity incentive award plan, which will become effective on the day prior to the day on which we become subject to the reporting requirements of the Exchange Act (including 783,999 shares of common stock reserved for future grant or issuance under our 1999 stock option plan and 2002 stock incentive plan, which shares will be added to the shares to be reserved under our 2005 equity incentive award plan upon the effectiveness of the 2005 equity incentive award plan); and

•	shares of our common stock reserved for future issuance under our employee stock purchase plan.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock after this offering. As of March 31, 2005, we had a historical negative net tangible book value of $(53.8) million, or $(34.02) per share of common stock, not taking into account the conversion of our outstanding preferred stock into common stock upon the completion of this offering, including the conversion of our Series E preferred stock sold in a recent private financing. Historical net tangible book value per share is equal to our total tangible assets (total assets less intangible assets) less total liabilities, divided by the number of outstanding shares of our common stock. Investors participating in this offering will incur immediate and substantial dilution. After giving effect to the conversion of all of our preferred stock into 39,949,456 shares of common stock upon completion of this offering and the sale of                      shares of common stock in this offering at an assumed initial public offering price of $              per share, and after deducting estimated underwriting discounts and commissions and estimated offering costs, our pro forma as adjusted net tangible book value as of March 31, 2005 was approximately $              million, or approximately $              per share of common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $              per share to our existing stockholders and an immediate dilution of $              per share to investors participating in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of March 31, 2005	$(34.02)
Pro forma increase in net tangible book value per share attributable to conversion of convertible preferred stock	34.42

Pro forma net tangible book value per share before this offering	0.40
Pro forma increase per share attributable to investors participating in this offering

Pro forma as adjusted net tangible book value per share after this offering

Pro forma dilution per share to investors participating in this offering		$

The following table summarizes, on a pro forma as adjusted basis as of March 31, 2005, the differences between the number of shares of common stock purchased from us, the total consideration and the average price per share paid by existing stockholders and by investors participating in this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses, at an assumed initial public offering price of $              per share.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	41,532,248%		$91,455,362%		$2.20
Investors

Total		100.0%		$100.0%

The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of March 31, 2005. This number does not include, as of March 31, 2005:

•	5,317,229 shares of common stock subject to outstanding options, having a weighted average exercise price of $0.84 per share;

•	1,988,733 shares of common stock subject to outstanding warrants, having a weighted average exercise price of $2.36 per share;

•	shares of our common stock reserved for future issuance under our 2005 equity incentive award plan, which will become effective on the day prior to the day on which we become subject to the reporting requirements of the Exchange Act (including 783,999 shares of common stock reserved for future grant or issuance under our 1999 stock option plan and 2002 stock incentive plan, which shares will be added to the shares to be reserved under our 2005 equity incentive award plan upon the effectiveness of the 2005 equity incentive award plan); and

•	shares of our common stock reserved for future issuance under our employee stock purchase plan.

If the underwriters exercise their over-allotment option in full, pro forma as adjusted net tangible book value as of March 31, 2005 will increase to                      million, or                      per share, representing an increase to existing stockholders of                      per share, and there will be an immediate dilution of $             per share to new investors.

Furthermore, we may choose to raise additional capital through the sale of equity or convertible debt securities due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. New investors will experience further dilution if any of our outstanding options or warrants are exercised, new options are issued and exercised under our equity incentive plans or we issue additional shares of common stock in the future.

SELECTED FINANCIAL DATA

The selected statement of operations data for the years ended December 31, 2002, 2003 and 2004 and the selected balance sheet data as of December 31, 2003 and 2004 have been derived from our audited financial statements included elsewhere in this prospectus. The balance sheet data as of December 31, 2002 has been derived from our audited financial statements not included in this prospectus. The statement of operations data for the year ended December 31, 2000 and 2001 and the balance sheet data as of December 31, 2000 and 2001 have been derived from our unaudited financial statements not included in this prospectus. The summary financial data at March 31, 2005 and for the three months ended March 31, 2004 and 2005 are derived from our unaudited financial statements which are included elsewhere in this prospectus. The following selected financial data should be read in conjunction with our financial statements and related notes to these statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The selected financial data in this section is not intended to replace the financial statements.

	Years Ended December 31,					Three Months Ended March 31,
	2000	2001	2002	2003	2004	2004	2005
	(unaudited)					(unaudited)
	(in thousands, except per share amounts)
Statement of Operations Data:
Net revenues	$483	$1,267	$6,780	$13,122	$22,059	$4,864	$7,607

Costs and expenses:
Cost of revenues	196	351	1,274	2,475	3,966	916	1,376
Selling, general and administrative	1,115	1,101	4,975	18,494	24,419	5,053	8,728
Clinical, regulatory and development	77	210	390	4,636	4,906	1,177	1,067
Amortization of acquired intangible assets	—	—	—	310	1,951	112	864
Stock-based compensation(1)	10	17	6	8	1,324	121	526

Total costs and expenses	1,398	1,679	6,645	25,923	36,566	7,379	12,561

Operating profit (loss)	(915)	(412)	135	(12,801)	(14,507)	(2,515)	(4,954)
Interest expense and other, net	(11)	(20)	(142)	(996)	(326)	(86)	(130)

Net loss	(926)	(432)	(7)	(13,797)	(14,833)	(2,601)	(5,084)
Deemed dividend and accretion to redemption value of redeemable convertible preferred stock	—	—	—	—	(2,618)	(1,196)	(5,095)

Net loss attributable to common stockholders	$(926)	$(432)	$(7)	$(13,797)	$(17,451)	$(3,797)	$(10,179)

Net loss per share attributable to common stockholders, basic and diluted(2)	$(0.74)	$(0.30)	$(0.00)	$(9.71)	$(11.35)	$(2.57)	$(6.45)

Weighted average shares used in computing net loss per common share, basic and diluted(2)	1,255	1,450	1,498	1,420	1,537	1,480	1,579

Pro forma net loss per share attributable to common shareholders, basic and diluted					$(0.64)		$(0.29)

Weighted average shares used to compute pro forma net loss per share attributable to common shareholders, basic and diluted					27,132		35,474

(1) Stock-based compensation is allocable as follows:
Selling, general and administrative	$9	$8	$6	$5	$1,251	$119	$491
Clinical, regulatory and development	1	9	—	3	73	2	35

	$10	$17	$6	$8	$1,324	$121	$526

(2) See Note 1 to our financial statements for information regarding our computation of both historical and pro forma basic and diluted net loss per share.

	As of December 31,					March 31, 2005
	2000	2001	2002	2003	2004
	(unaudited)					(unaudited)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$117	$338	$8,305	$5,084	$14,222	$21,611
Working capital	156	166	8,645	5,012	10,751	21,096
Total assets	369	749	11,383	17,831	67,809	76,153
Long-term debt and capital lease obligations, less current portion	—	—	—	6,793	6,715	6,117
Redeemable convertible preferred stock	—	—	—	—	55,494	70,384
Stockholders’ equity (deficit)	176	198	9,919	7,904	(5,344)	(9,945)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a specialty pharmaceutical company focused on developing, acquiring and commercializing products that treat dermatologic conditions and diseases and improve the appearance of skin. Through our own sales force, we market and sell primarily to dermatologists both prescription pharmaceutical products and physician-dispensed, non-prescription skin care products, which we refer to as cosmeceuticals. Our two pharmaceutical products and 19 cosmeceutical products generated $22.1 million of revenue in 2004. We are developing both a portfolio of additional pharmaceutical products and a number of line extensions for our cosmeceutical products. Our target markets are large and have experienced significant growth in the last several years.

We currently market two prescription pharmaceutical products: VANIQA (eflornithine hydrochloride) Cream, 13.9%, and EpiQuin Micro (hydroquinone USP 4%). VANIQA is the only approved prescription product that has been clinically shown to reduce the growth of unwanted facial hair in women. EpiQuin Micro contains hydroquinone, the most frequently prescribed active ingredient to treat hyperpigmentation, a condition that results in heavily pigmented or dark areas of the skin. In May 2005, EpiQuin Micro was the second most prescribed branded hydroquinone product. In addition to these marketed products, we are currently developing our NeoBenz™ Micro line of prescription benzoyl peroxide-based products for the treatment of acne, and our Hydrogel™ line of steroid products primarily for the treatment of atopic dermatitis, an inflammatory skin disorder. Both of these product lines use patented drug delivery technologies designed to enhance the efficacy of the active ingredients and reduce side effects. In the first quarter of 2006, we plan to launch the first products from our NeoBenz Micro line. We recently initiated an additional Phase III clinical trial for our lead product candidate from our Hydrogel line and expect to file an NDA in the fourth quarter of 2005.

Our cosmeceutical products are physician-dispensed, non-prescription products designed to enhance skin appearance, reduce signs of aging and provide other skin care benefits. Our leading cosmeceutical product line is Tissue Nutrient Solution, or TNS, which contains a biotechnology-derived, naturally occurring mix of growth factors and other key ingredients that, when applied topically, may improve the appearance of skin. Our TNS product line is supplemented by additional proprietary cosmeceutical products, including lines of moisturizers, cleansers, special care products and a chemical facial peel. We are currently developing additional cosmeceutical products, including TNS line extensions.

We have two dedicated sales teams: one focused on promoting our pharmaceutical products, the other focused on promoting our cosmeceutical products. Our 60-person nationwide field sales organization promotes our products to a targeted group of approximately 5,500 dermatologists, plastic surgeons and other physicians, whom we believe are the highest potential prescribers and dispensers of our products. We believe this concentrated physician base enables us to promote our products effectively with a focused sales and marketing organization.

Net Revenues

Net revenues include gross revenues less estimated adjustments for cash discounts, chargebacks, and returns. Our net revenues are based on the quantity of product we sell, the prices we charge and the quantity of discounts we offer and that our customers utilize and the amount of returns we have of our products. The quantity and price of our products are affected by the effectiveness of our products, the demand from patients for our products, the effectiveness of our promotional efforts and our ability to compete. We expect the revenues from our pharmaceutical products to increase as a percentage of our net revenues as we launch additional pharmaceutical products.

Cost of Revenues

Our cost of revenues includes our cost to purchase our products from third party manufacturers and royalties to third parties for our products. Our cost of revenues depend on the quantity of products we produce and the unit cost of the production of those products from our third party manufacturers. The costs we pay third parties to manufacture our products depend on the complexity of the production process, the cost of the ingredients and our ability to negotiate competitive prices. Amortization of intangible assets relating to products sold is not included in cost of revenues. We expect our cost of revenues to continue to increase as we launch new products.

Selling, General and Administrative Expenses

Selling, general and administrative expenses are comprised of:

•	sales and marketing expenses, which primarily consist of the personnel and related costs of our national field sales force and the marketing, advertising, and promotional costs for our products; and

•	general and administrative costs, which include the costs of our corporate executive, finance, business development, human resources, operations, and legal functions.

Our selling, general and administrative expenses depend on the size of our sales force, the extent of advertising we conduct and the quantity of third-party services we require for our promotional efforts. After this offering, we anticipate increases in general and administrative expenses as we add personnel, become subject to regulatory requirements applicable to publicly-held companies, and continue to develop and prepare to commercialize our products.

Clinical, Regulatory and Development Expenses

Clinical, regulatory and development expenses consist primarily of fees paid to external service providers for preclinical, clinical, and regulatory development work, license and milestone fees for new products and technology and to a lesser degree, the costs of internal development of our product candidates. We are currently developing new pharmaceutical and cosmeceutical products and line extensions of our existing products. We allocate the costs from external service providers by program where applicable. We use our internal clinical, regulatory and development resources, including our employees, across several programs and many of our costs are not attributable to a specific program. Accordingly, we do not account for our internal clinical, regulatory and development costs on a program basis. The following table summarizes our clinical, regulatory and development expenses by major product and others and presents the amounts of unallocated costs for the years ended December 31, 2002, 2003, and 2004, and the three months ended March 31, 2004 and 2005 (in thousands).

	Years Ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004	2005
Desonate Hydrogel	$—	$4,234	$3,318	$971	$286
Other Programs	—	—	640	20	246
Unallocated	390	402	948	186	535

Total	$390	$4,636	$4,906	$1,177	$1,067

Through March 31, 2005, we incurred approximately $7.8 million associated with our Desonate Hydrogel program. As of March 31, 2005, we had not yet incurred costs for our mometasone Hydrogel program, as we entered into a development and license agreement for this program in April 2005. Clinical development timelines, probability of success and development costs vary widely. At this time, due to the risks inherent in the clinical trial process, we are unable to estimate with any certainty the total costs we will incur. For example, the additional development costs for Desonate Hydrogel will depend upon costs associated with additional clinical trials that may be required by the FDA, which we cannot estimate at this time. For mometasone Hydrogel, our development fees will depend upon the time and materials actually expended to develop the product and can vary depending upon the complexity of the project and applicable regulatory requirements. Due to the early stage of development of this product candidate, we are unable to estimate the development fees at this time. However, we expect our clinical, regulatory and development costs to increase in subsequent periods as we develop existing and additional product candidates and expand our clinical, regulatory and development staff. Due to these same factors, we are unable to determine the anticipated completion dates for these programs. As a result, we cannot be certain if, when and to what extent we will receive cash inflows from the commercialization of these programs. The lengthy process of seeking regulatory approvals and the subsequent compliance with applicable regulations require the expenditure of substantial resources. Any failure by us to obtain, or any delay in obtaining, regulatory approvals for our product candidates could cause our clinical, research and development expenses to increase, and in turn, have a material adverse effect on our results of operations.

Amortization of Acquired Intangible Assets

Acquired intangible assets consists of technology, product rights and licenses, and are recorded at cost and amortized over their estimated useful lives. The amount of amortization depends on the cost of acquired intangible assets and the length of time we expect to amortize the assets. The useful lives are estimated by management based on factors such as patent life, forecasted cash flows, market size and growth, barriers to competitive entry and the existence and strength of competing products.

Stock-Based Compensation Expense

Stock-based compensation expense for stock options granted to employees and directors has been determined as the difference between the exercise price and the fair value of our common stock on the date of grant, as estimated by us for financial reporting purposes, on the date those options were granted. It also includes stock-based compensation for options granted to consultants.

Interest Expense and Other, Net

Interest expense and other, net consist of interest expenses on financing agreements, and interest income we receive from cash and investments. Interest expense and other, net depend on the amount of debt obligations we have, the interest rates on the debt obligations, the amount of cash and investments we hold, and the interest rates we receive.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosures. On an ongoing basis, we evaluate these estimates, including those related to revenue recognition and long-lived assets. These estimates are based on historical experience, information received from third parties, and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect the significant judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

Revenues from product sales are recognized when all four of the following criteria are met:

•	persuasive evidence that an arrangement exists;

•	delivery of the products and transfer of title has occurred;

•	the selling price is both fixed and determinable; and

•	collectibility is reasonably assured.

Revenues are presented net of estimated adjustments for cash discounts, chargebacks and product returns. Chargebacks represent amounts required to be paid by us to certain federally funded purchasers of our products for reimbursement of portions of the retail price charged to them. These provisions are recorded based on historical experience, an analysis of, and changes in, trends in physicians’ prescribing patterns and an analysis of the estimated inventory levels in the distribution channel. For example, we monitor prescription data provided to us by third parties, our shipments to wholesalers, and wholesaler inventory levels and withdrawal rate data provided to us by third parties. Inventory levels in the distribution channel have generally been less than two months for our pharmaceutical products. Our pharmaceutical products are sold primarily to pharmaceutical wholesalers and revenue is recognized upon their receipt of the product. Our cosmeceutical products are sold to physicians, and revenue is recognized upon our shipment of the product.

We routinely evaluate our allowances against net revenues. Our wholesaler customers typically take cash discounts that we offer on our pharmaceutical products. Our historical product returns have been relatively low, as we typically do not ship products that are within one year of their expiration date, and our pharmaceutical customers generally cannot return undamaged products unless they are within six months of their expiration date. Also, inventory levels of our pharmaceutical products in the distribution channel have historically been relatively low. Chargebacks historically have not been significant, as sales of our pharmaceutical products to federally funded customers have not comprised a significant percentage of our total net sales to date. These allowances reduced net revenues by $0.2 million, $0.6 million and $0.2 million for the years ended December 31, 2003 and 2004 and the three months ended March 31, 2005, respectively, and accounts receivable are presented net of allowances, including the allowance for cash discounts of less than $0.1 million at December 31, 2003, December 31, 2004 and March 31, 2005. A schedule presenting these and other allowances is included in Note 9 to our financial statements included elsewhere in this prospectus. If actual chargebacks and returns exceed our estimates, our reported net revenues could be negatively affected. For example, higher purchases of our products by federally funded purchasers could cause the level of actual chargebacks to exceed our estimates, and inventory levels in the distribution channel could increase due to a decrease in demand for our products and cause actual returns to exceed our estimates.

Long-Lived Assets

Long-lived assets consist of property and equipment and product rights and licenses. These assets are recorded at cost and depreciated or amortized over their estimated useful lives using the straight-line method. Leasehold improvements are recorded at cost and depreciated over the shorter of the useful life or the term of the lease.

In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, if indicators of impairment exist, we assess the recoverability of the affected long-lived assets by determining whether the carrying value of such assets can be recovered through undiscounted future operating cash flows. If impairment is indicated, we will value the asset at fair value. Although we have accumulated losses since inception, we believe the future cash flows to be received from the long-lived assets will exceed the assets’ carrying value and, accordingly, we have not recognized any impairment losses through December 31, 2004.

Some factors we consider important in assessing whether or not impairment exists include performance relative to expected historical or projected future operating results, significant changes in the manner of our use of the assets or the strategy for our overall business, and significant negative industry or economic trends. These factors, assumptions, and changes in them could result in an impairment of our long-lived assets. Our long-lived assets include property and equipment of $0.8 million and $0.9 million and acquired intangibles of $8.5 million and $44.6 million at December 31, 2003 and 2004, respectively.

Stock-Based Compensation Expense

Stock-based compensation expense for stock options granted to employees and directors has been determined as the difference between the exercise price and the fair value of our common stock on the date of grant, as estimated by us for financial reporting purposes, on the date those options were granted. It also includes stock-based compensation for options granted to consultants that has been determined in accordance with Statement of Financial Accounting Standards, or SFAS, No. 123, Accounting for Stock-Based Compensation, and Emerging Issues Task Force, or EITF, Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring or in Conjunction with Selling Goods and Services, as the fair value of the equity instruments issued and is periodically revalued as the options vest. Stock-based compensation expense depends on the amount of stock options and other equity compensation awards we grant to our employees, consultants and directors and the exercise price of those options.

Deferred stock compensation, which is a non-cash charge, results from employee stock option grants at exercise prices that, for financial reporting purposes, are deemed to be below the estimated fair value of the underlying common stock on the date of grant. Given the absence of an active market for our common stock through 2004, our board of directors considered, among other factors, the liquidation preferences, anti-dilution protection and voting preferences of the preferred stock over the common stock in determining the estimated fair value of the common stock for purposes of establishing the exercise prices for stock option grants.

As a result of initiating this offering, we have revised our estimate of the fair value for financial reporting purposes of our common stock for 2004 and the three months ended March 31, 2005. This valuation was done retrospectively by management, a related party, and we did not obtain contemporaneous valuations from an independent valuation specialist. In reassessing the value of our common stock in 2004 and 2005, we considered the price we received in February 2004 and July 2004 for our Series D preferred stock of $2.39, since this was an arms-length transaction. Starting on January 1, 2004, we reduced the value that we originally attributed to the preferences on the preferred stock mentioned above to 10% of the price of the preferred stock. Accordingly, we estimated the fair value at 90% of the Series D preferred stock price, or $2.15 per share. We kept this value constant until July 2004 when we completed the acquisition of the VANIQA product line and adjusted the estimated fair value for financial reporting purposes to $2.39 per share. From July 2004 until February 2005, we steadily increased the estimated fair value to $3.28 per common share based on an assessment of market considerations, including discussions with the underwriters in this offering. This valuation method was selected because we believe it reflects the increase in value held by the common stockholders that will result from a successful public offering, which includes the conversion of our preferred stock into common stock and thereby eliminates the preferences and rights attributable to the preferred stock. Furthermore, we believe this valuation approach is consistent with valuation methodologies applied to other similar companies pursuing an initial public offering.

For employee stock option grants, we recorded deferred stock compensation, net of forfeitures, totaling $3.1 million in 2004 and $2.5 million in the three months ended March 31, 2005, which represent the difference between the revised fair value for financial reporting purposes of our common stock and the option exercise price at the date of grant. Deferred compensation will be amortized to expense over the vesting period of the related options using an accelerated method. Based upon stock option grants through March 31, 2005, the expected future amortization expense for deferred stock compensation is $2.0 million, $1.6 million, $0.8 million, $0.3 million, and $6,000 for the years ending December 31, 2005, 2006, 2007, 2008, and 2009, respectively.

Results of Operations

Three Months Ended March 31, 2004 and 2005

Net Revenues

The following table sets forth our net revenues for our product categories and total net revenues for the three months ended March 31, 2004 and 2005 ($ in millions):

	2004	2005	$ Change	% Change
Pharmaceutical products	$0.6	$3.3	$2.7	473.5%
Cosmeceutical products	4.3	4.3	0.0	1.0%

Net revenues	$4.9	$7.6	$2.7	56.4%

Net revenues from our pharmaceutical products increased during the three months ended March 31, 2005 compared to the same period in 2004, primarily due to sales of VANIQA, which we began selling in July 2004, and, to a lesser degree, increased sales of EpiQuin Micro. Net revenues from our cosmeceutical products increased 1% during the three months ended March 31, 2005 compared to the same period in 2004. Revenues from our TNS product line decreased as a percentage of total net revenues from our cosmeceutical products to approximately 63.6% in the three months ended March 31, 2005, from approximately 67.5% in the same period in 2004 due to the growth in sales of our other cosmeceutical products. We expect the revenues from our pharmaceutical products to increase as a percentage of our net revenues as we launch additional pharmaceutical products.

Cost of Revenues

Cost of revenues increased 50.2%, or $0.5 million, from $0.9 million in the three months ended March 31, 2004 to $1.4 million in the same period in 2005, due to the increase in quantities of our products sold. We expect our cost of revenues to continue to increase as we increase the quantities of our marketed products that are sold and as we launch new products.

Selling, General and Administrative Expenses

The following table sets forth our selling, general and administrative expenses for the three months ended March 31, 2004 and 2005 ($ in millions):

	2004	2005	$ Change	% Change
Sales and marketing	$3.2	$6.0	$2.8	88.8%
General and administrative	1.9	2.7	0.8	45.6%

Total selling, general and administrative	$5.1	$8.7	$3.6	72.7%

The increase in our sales and marketing expenses during the three months ended March 31, 2005 compared to the same period in 2004 was primarily attributable to higher personnel and related costs of $1.3 million due to the growth of our field sales force, sales support, and marketing organization. Our field sales force increased to 57 employees as of March 31, 2005, compared to 42 employees as of March 31, 2004. In addition, external costs increased by $1.1 million and product samples and literature costs increased by $0.3 million to market our products, including VANIQA, which we began selling in July 2004. We expect our sales and marketing expenses to continue to increase as we expand our sales force, initiate new promotional programs for existing products and prepare to launch new products and product line extensions.

The increase in our general and administrative expenses during the three months ended March 31, 2005 compared to the same period in 2004 was primarily attributable to higher personnel and related costs of

$0.3 million and professional services costs of $0.1 million to support our overall growth, and costs associated with the evaluation and establishment of an alternative production site for our pharmaceutical products of $0.2 million. We expect our general and administrative expenses to continue to increase in future periods as we incur additional costs associated with operating as a public company and expand our administrative organization to support our overall growth.

Selling, general and administrative expenses exclude stock-based compensation expense of $0.5 million in the three months ended March 31, 2005, compared to approximately $0.1 million in the same period in 2004.

Clinical, Regulatory and Development Expenses

Clinical, regulatory and development expenses decreased 9.3%, or $0.1 million, from $1.2 million in the three months ended March 31, 2004, to $1.1 million in the same period in 2005, primarily as a result of lower expenses for our Desonate Hydrogel development program of $0.7 million, partially offset by an increase in personnel and related expenses of approximately $0.4 million from expanding our clinical, regulatory and development staff and other program costs of $0.2 million. We expect our clinical, regulatory and development expenses to increase in subsequent periods as we develop existing and additional product candidates and expand our clinical, regulatory and development staff. However, our clinical, regulatory and development expenses may be subject to significant fluctuations from quarter to quarter based upon the timing of our clinical development projects and milestone payments and license fees payable under licensing and development agreements.

Clinical, regulatory and development expenses exclude stock-based compensation charges of approximately $35,000 in the three months ended March 31, 2005 and approximately $2,000 in the same period in 2004.

Amortization of Acquired Intangible Assets

Amortization of acquired intangible assets increased by $0.8 million from $0.1 million in the three months ended March 31, 2004 to $0.9 million in the same period in 2005. This increase was primarily attributable to the amortization of assets associated with the acquisition of rights to VANIQA in July 2004.

Stock-Based Compensation Expenses

Stock-based compensation expenses were $0.5 million in the three months ended March 31, 2005 compared to approximately $0.1 million in the same period in 2005. This increase was primarily attributable to the amortization of deferred stock compensation recorded for stock options granted to employees in 2004 and 2005.

Interest Expense and Other, Net

Interest expense and other, net increased $45,000, from $85,000 in the three months ended March 31, 2004 to $130,000 in the same period in 2005. This increase was primarily attributable to interest expense associated with a $10.0 million loan agreement that we entered into in July 2004.

Years Ended December 31, 2003 and 2004

Net Revenues

The following table sets forth our net revenues for our product categories and total net revenues for the years ended December 31, 2003 and 2004 ($ in millions):

	2003	2004	$ Change	% Change
Pharmaceutical products	$1.1	$6.3	$5.2	466.3%
Cosmeceutical products	12.0	15.8	3.8	31.1%

Net revenues	$13.1	$22.1	$9.0	68.1%

Net revenues from our pharmaceutical products increased during 2004, primarily as a result of increased sales of EpiQuin Micro, which we began selling in June 2003, and secondarily from sales of VANIQA, which we began selling in July 2004. Net revenues from our cosmeceutical products increased during 2004, primarily as a result of growth in sales of our TNS product line, which increased by approximately $1.6 million, and other cosmeceutical products. While revenues from our TNS product line increased significantly in absolute dollar terms in 2004, they decreased as a percentage of total net revenues from our cosmeceutical products to approximately 64.8% in 2004, from approximately 71.6% in 2003, due to the growth in sales of our other cosmeceutical products. Fluctuations in reductions of gross revenues for chargebacks, returns, and cash discounts as a percentage of gross revenues were minimal and did not significantly impact the period to period change in net revenues.

Cost of Revenues

Cost of revenues increased 60.3%, or $1.5 million, from $2.5 million in 2003 to $4.0 million in 2004 due to the increase in quantities of our products sold. We expect our cost of revenues to continue to increase as we increase the quantities of our marketed products that are sold and as we launch new products.

Selling, General and Administrative Expenses

The following table sets forth our selling, general and administrative expenses for the years ended December 31, 2003 and December 31, 2004 ($ in millions):

	2003	2004	$ Change	% Change
Sales and marketing	$11.8	$16.2	$4.4	37.6%
General and administrative	6.7	8.2	1.5	22.4%

Total selling, general and administrative	$18.5	$24.4	$5.9	32.0%

The increase in our sales and marketing expenses during 2004 compared to 2003 was primarily attributable to higher personnel and related costs of $2.9 million due to the growth of our field sales force, sales support, and marketing organization. Our field sales force increased to 60 employees as of December 31, 2004, compared to 40 employees as of December 31, 2003. In addition, external costs increased by $0.9 million and product samples and literature costs increased by $0.6 million to market our products, including VANIQA, which we began selling in July 2004. We expect our sales and marketing expenses to continue to increase as we expand our sales force, initiate new promotional programs for existing products and prepare to launch new products and product line extensions.

The increase in our general and administrative expenses during 2004 compared to 2003 was primarily attributable to higher personnel and related costs of $1.1 million to support our overall growth. We expect our general and administrative expenses to continue to increase in future periods as we incur additional costs associated with operating as a public company and expand our administrative organization to support our overall growth.

Selling, general and administrative expenses exclude stock-based compensation expense of $1.3 million in 2004, compared to approximately $4,500 in 2003.

Clinical, Regulatory and Development Expenses

Clinical, regulatory and development expenses increased 5.8%, or $0.3 million, from $4.6 million in 2003 to $4.9 million in 2004, primarily as a result of higher expenses for other program costs of $0.6 million and personnel and related expenses of approximately $0.6 million, partially offset by lower expenses for our Desonate Hydrogel development program of $0.9 million. We expect our clinical, regulatory and development expenses to continue to increase in subsequent periods as we develop existing and additional product candidates and expand our clinical, regulatory and development staff. However, our clinical, regulatory and development expenses may be subject to significant fluctuations from quarter to quarter based upon the timing of our clinical development projects and milestone payments and license fees payable under licensing and development agreements.

Clinical, regulatory and development expenses exclude stock-based compensation charges of approximately $73,000 in 2004 and approximately $3,000 in 2003.

Amortization of Acquired Intangible Assets

Amortization of acquired intangible assets increased by $1.7 million from $0.3 million in 2003 to $2.0 million in 2004. This increase was primarily attributable to the amortization of assets associated with the acquisition of rights to VANIQA in July 2004.

Stock-Based Compensation Expenses

Stock-based compensation expenses were $1.3 million in 2004 compared to approximately $8,000 in 2003. This increase was primarily attributable to the amortization of deferred stock compensation recorded for stock options granted to employees in 2004.

Interest Expense and Other, Net

Interest expense and other, net decreased $0.7 million, or 67.2%, from $1.0 million in 2003 to $0.3 million in 2004. This decrease was primarily attributable to the debt discount and fair value of warrants associated with bridge loans issued in connection with our Series D financing recorded as interest expense in 2003, partially offset by interest expense in 2004 associated with a $10.0 million loan agreement that we entered into in July 2004.

Years Ended December 31, 2002 and 2003

Net Revenues

The following table sets forth our net revenues for our product categories and total net revenues for the years ended December 31, 2002 and 2003 ($ in millions):

	2002	2003	$ Change	% Change
Pharmaceutical products	$—	$1.1	$1.1	—
Cosmeceutical products	6.8	12.0	5.2	77.1%

Net revenues	$6.8	$13.1	$6.3	93.5%

Net revenues from our pharmaceutical products increased during 2003 as a result of the launch of EpiQuin Micro, which we began selling in June 2003. Net revenues from our cosmeceutical products increased during 2003 primarily as a result of growth in sales of our TNS product line and, to a lesser degree, growth in sales of our other cosmeceutical products.

Cost of Revenues

Cost of revenues increased 94.3%, or $1.2 million, from $1.3 million in 2002 to $2.5 million in 2003, due to the increase in quantities of our products sold.

Selling, General and Administrative Expenses

The following table sets forth our selling, general and administrative expenses for the years ended December 31, 2002 and 2003 ($ in millions):

	2002	2003	$ Change	% Change
Sales and marketing	$2.5	$11.8	$9.3	368.6%
General and administrative	2.5	6.7	4.2	172.9%

Total selling, general and administrative	$5.0	$18.5	$13.5	271.7%

The increase in our sales and marketing expenses during 2003 compared to 2002 was primarily attributable to higher personnel and related costs of $4.7 million due to the growth of our field sales force, sales support, and marketing organization. Our field sales force increased to 40 employees as of December 31, 2003 compared to 17 employees as of December 31, 2002. In addition, external costs increased by $2.3 million and product samples and literature costs increased by $2.0 million to market our products, including EpiQuin Micro, which we began selling in June 2003.

The increase in our general and administrative expenses in 2003 compared to 2002 was primarily attributable to higher personnel and related costs of $2.1 million and professional services costs of $1.2 million to support our overall growth.

Clinical, Regulatory and Development Expenses

Clinical, regulatory and development expenses increased $4.2 million from $0.4 million in 2002 to $4.6 million in 2003. The increase in 2003 was primarily attributable to an increase in license fees and development costs for our Desonate Hydrogel product candidate.

Amortization of Acquired Intangible Assets

Amortization of acquired intangible assets was $0.3 million in 2003, which was attributable to the amortization associated with the acquisition of rights to EpiQuin Micro and our TNS product line. We recorded no amortization of acquired intangible assets in 2002.

Stock-Based Compensation Expenses

Stock-based compensation expenses were approximately $6,000 in 2002 and $8,000 in 2003.

Interest Expense and Other, Net

Interest expense and other, net increased $0.9 million from $0.1 million in 2002 to $1.0 million in 2003. This increase was primarily attributable to the debt discount and fair value of warrants associated with bridge loans issued in connection with our Series D preferred stock financing recorded as interest expense in 2003, partially offset by interest expense in 2002 associated with bridge loans issued in connection with our Series B preferred stock financing.

Liquidity and Capital Resources

To date, we have funded our operations primarily through the private placement of equity securities, the sale of products and debt financing. As of March 31, 2005, we had received $91.5 million in net proceeds from sales of our equity securities and had outstanding debt and capital leases of $8.5 million. Additionally, from inception through March 31, 2005, we recorded revenues aggregating $51.4 million. As of March 31, 2005, we had cash and cash equivalents of approximately $21.6 million.

Our operating activities used cash in the amount of $11.9 million in each of 2003 and 2004, and $3.6 million and $4.7 million during the three months ended March 31, 2004 and 2005, respectively. Our cash used by operating activities consisted primarily of cash used to fund our net loss of $14.8 million in 2004 and $5.1 million for the three months ended March 31, 2005, partially offset by non-cash charges. Also included in cash used in 2004 was $0.8 million for an increase in product samples inventory, primarily for our recently acquired VANIQA product, for use in our expected promotional activities.

Our investing activities used cash of $9.0 million in 2003 and $38.7 million in 2004, and approximately $26,000 and $0.2 million during the three months ended March 31, 2004 and 2005, respectively. Our investing activities in 2004 consisted primarily of the purchase of the rights to VANIQA for $36.9 million and purchases of property and equipment.

Our financing activities provided cash of $17.7 million in 2003 and $59.7 million in 2004, and $20.8 million and $12.6 million during the three months ended March 31, 2004 and 2005, respectively. Our financing activities in 2004 consisted primarily of net proceeds of $50.7 million from the issuance of our Series D redeemable convertible preferred stock, excluding $4.8 million from related bridge loans received in 2003, and proceeds from a $10.0 million loan agreement with Silicon Valley Bank, partially offset by payments on the loan. During the three months ended March 31, 2005, our financing activities consisted primarily of net proceeds of $14.8 million from the issuance of our Series E redeemable convertible preferred stock, partially offset by repayment of a note payable in the principal amount of $2.0 million and payments on the loan from Silicon Valley Bank.

The following table summarizes our significant contractual obligations as of December 31, 2004:

	Payments Due by Period
	Total	Less Than 1 Year	1 to 3 Years	3 to 5 Years	After 5 Years
	(in thousands)
Long-term debt obligations	$12,348	$5,119	$5,597	$1,632	$—
Capital lease obligations	41	21	11	9	—
Operating lease obligations	393	333	60	—	—
Other contractual purchase obligations	6,877	3,321	1,677	683	1,196

Total contractual obligations	$19,659	$8,794	$7,345	$2,324	$1,196

Other purchase obligations and commitments include material payments due under significant manufacturing, development and consulting contracts; however, obligations under these contracts which contain clauses permitting cancellation without significant penalty are not included in this table. The expected timing of payments included in this table is estimated based upon current information. Timing of payments and actual amounts paid may be different depending on the timing of receipt of goods or services and changes to agreed- upon amounts. Not included in this table are potential license fees and milestone payments aggregating $5.5 million under development and license agreements to which we are a party. The milestone payments are subject to the completion of specified events in the product development cycle.

We purchase a substantial amount of the raw materials, finished goods and other goods and services we use on a purchase order basis. We are not able to determine the aggregate amount of such purchase orders that represent contractual obligations, as purchase orders may represent authorizations to purchase rather than binding agreements. For purposes of this table, contractual obligations for purchase of goods or services are defined as agreements that are enforceable and legally binding on us and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Our purchase orders are based upon our current manufacturing needs and are fulfilled by our vendors with relatively short timetables. We do not have significant agreements for the purchase of raw materials or finished goods specifying minimum quantities or set prices that exceed our expected short-term requirements, except as included in this table.

We have used substantial amounts of capital since our inception. We believe our existing cash resources plus the proceeds of this offering will be sufficient to fund our anticipated cash requirements through 2006. However, we may raise additional funds before that time if we decide to acquire or license additional products or technologies, if we expand our own development activities beyond our current projections, or if we otherwise determine that market conditions are favorable for additional financing activities. Our future capital requirements will depend on many factors, including:

•	our ability to successfully commercialize new products and increase the sales of our existing products;

•	competitive market developments;

•	progress in, and the costs of, clinical trials and other development programs;

•	the scope, prioritization, and number of our development programs;

•	the costs of securing manufacturing arrangements for clinical and commercial production;

•	the costs of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights; and

•	cash requirements of any future licensing or acquisitions of businesses, products or technologies.

In July 2004, we entered into a loan and security agreement with Silicon Valley Bank with a principal amount of $10.0 million. As of March 31, 2005, the remaining principal balance under the agreement was $9.0 million. We are required to make monthly installment payments of principal and interest through June 2008. Interest under the agreement accrues at the prime rate plus 0.5%, subject to a minimum of 4.5% per annum. We have the option to convert the variable interest rate to a fixed rate based on the U.S. Treasury note rate plus a specified margin. Our obligations under the agreement are secured by a pledge of all of our assets other than our intellectual property. The agreement, as amended, contains a variety of financial and operational covenants, including a minimum liquidity coverage ratio, minimum revenue targets, a limitation on the sale of assets other than in the ordinary course of business, a limitation on the incurrence of additional debt and other requirements. In December 2004 and January 2005, we failed to comply with a covenant relating to actual earnings, taxes and interest compared to plan. In February 2005, Silicon Valley Bank waived this covenant and replaced it with another covenant based on future revenues.

Until we can generate positive cash flow, we expect to satisfy our cash needs through private or public sales of our securities or debt financing. We may not generate positive cash flow and additional funding may not be available to us on acceptable terms, or at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate one or more of our development programs or our commercialization efforts.

Although we periodically engage in preliminary discussions with respect to licenses and acquisitions, we are not currently a party to any binding agreements or commitments with respect to any new products, technologies or businesses.

To date, we have not had any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities, which are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Recently Issued Accounting Standards

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4.” This statement amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of unallocated overhead resulting from abnormally low production (or idle capacity), freight, handling costs, and wasted material (spoilage). This statement requires that those items be recognized as current-period charges. In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this statement will be effective for inventory costs during the fiscal years beginning after June 15, 2005. We do not believe that the adoption of this statement will have a material impact on our financial condition or results of operations.

On December 16, 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment,” which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation,” or SFAS 123R. SFAS 123R supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and amends SFAS 95, “Statement of Cash Flows.” Generally, the approach in SFAS 123R is similar to the approach described in SFAS 123. However, SFAS 123R requires all share-based payments to employees or directors, including grants of employee and director stock options, to be recognized as an expense on the income statement based on their fair values. Pro forma disclosure is no longer an alternative. SFAS 123R must be adopted no later than January 1, 2006. Early adoption will be permitted in periods in which financial statements have not yet been issued. We expect to adopt SFAS 123R on January 1, 2006.

As permitted by SFAS 123, we currently account for share-based payments to employees using the intrinsic value method under APB Opinion No. 25 and, as such, generally recognize no compensation cost for employee stock options issued at fair market value. Accordingly, the adoption of the fair value method under SFAS 123R will have a significant impact on our results of operations, although it will have no impact on our overall financial position. The impact of adoption of SFAS 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted SFAS 123R in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net income and earnings per share in note 1 to our financial statements.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets—An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions.” SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, “Accounting for Nonmonetary Transactions,” and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for the fiscal periods beginning after June 15, 2005 and is required to be adopted beginning January 1, 2006. We are currently evaluating the effect that the adoption of SFAS 153 will have on our consolidated results of operations and financial condition but do not expect it to have a material impact.

Quantitative and Qualitative Disclosure About Market Risk

The primary objective of our investment activities is to preserve our capital for the purpose of funding operations while at the same time maximizing the income we receive from our investments without significantly increasing risk. To achieve these objectives, our investment policy allows us to maintain a portfolio of cash equivalents and short-term investments in a variety of securities, including commercial paper, money market funds, and corporate debt securities. Our cash and cash equivalents at March 31, 2005 consisted primarily of money market accounts. A hypothetical 100 basis point adverse move in interest rates along the entire interest rate yield curve would not have had a material effect on the fair value of our cash and investment portfolio as of that date. Declines in interest rates over time will reduce our interest income, while increases in interest rates over time will increase our interest expense.

BUSINESS

Overview

We are a specialty pharmaceutical company focused on developing, acquiring and commercializing products that treat dermatologic conditions and diseases and improve the appearance of skin. Through our own sales force, we market and sell primarily to dermatologists both prescription pharmaceutical products and cosmeceutical products, which are non-prescription skin care products that are dispensed or sold by physicians directly to their patients. Our two pharmaceutical products and 19 cosmeceutical products generated $22.1 million of revenue in 2004. We are developing both a portfolio of additional pharmaceutical products and a number of line extensions for our cosmeceutical products.

The field of dermatology and skin care has experienced significant growth in the last several years. Based on data provided by IMS Health, an independent pharmaceutical market research firm, sales of prescription pharmaceutical products in the U.S. used to treat dermatologic skin conditions and diseases totaled $8.3 billion in 2004 and increased at a compound annual growth rate of 9.6% from 2000 to 2004. Based on data provided by The Freedonia Group, an independent market research firm, sales of non-prescription anti-aging and skin care products in the U.S. totaled $3.4 billion in 2003 and increased at a compound annual growth rate of 16.1% from 1998 to 2003. We believe that many factors are continuing to drive growth in the dermatology market, including new medical technologies, increased patient demand for dermatologic products and aesthetic procedures, growth in the number of physicians dispensing non-prescription products and an aging population.

We currently market two prescription pharmaceutical products: VANIQA (eflornithine hydrochloride) Cream, 13.9%, and EpiQuin Micro (hydroquinone USP 4%). VANIQA is the only approved prescription product that has been clinically shown to reduce the growth of unwanted facial hair in women. EpiQuin Micro contains hydroquinone, the most frequently prescribed active ingredient to treat hyperpigmentation, a condition that results in heavily pigmented or dark areas of the skin. In May 2005, EpiQuin Micro was the second most prescribed branded hydroquinone product. In addition to these marketed products, we are currently developing our NeoBenz Micro line of prescription benzoyl peroxide-based products for the treatment of acne and our Hydrogel line of topical steroid products primarily for the treatment of atopic dermatitis, an inflammatory skin disorder. Both of these product lines use drug delivery technologies designed to enhance the efficacy of the active ingredients and reduce side effects. We plan to launch the first products from our NeoBenz Micro line in the first quarter of 2006, and to launch additional products from this line in 2006. Our lead product candidate from our Hydrogel line, Desonate Hydrogel, is a low potency steroid for the treatment of atopic dermatitis, for which we plan to initiate an additional Phase III clinical trial in mid-2005. We plan to file an NDA for Desonate Hydrogel in the fourth quarter of 2005. We plan to continue to expand our portfolio of pharmaceutical products through line extensions of existing products, acquisitions and licensing of new products and drug delivery technologies and the development of new products targeting large market opportunities in dermatology.

Our cosmeceutical products are physician-dispensed, non-prescription products designed to enhance skin appearance, reduce signs of aging and provide other skin care benefits. Our leading cosmeceutical product line is Tissue Nutrient Solution, or TNS, which contains a biotechnology-derived, naturally occurring mix of growth factors and other key ingredients that, when applied topically, may improve the appearance of skin. Our TNS product line is supplemented by additional proprietary cosmeceutical products, including lines of moisturizers, cleansers, special care products and a chemical facial peel. We sell our cosmeceutical products directly to dermatologists, plastic surgeons and other physicians. These products generate additional income for physicians and allow them to provide a comprehensive skin care regimen for their patients. We are currently developing additional cosmeceutical products, including TNS line extensions.

We have two dedicated sales teams: one focused on promoting our pharmaceutical products, the other focused on promoting our cosmeceutical products. Our 60-person nationwide field sales organization promotes our products to a targeted group of approximately 5,500 dermatologists, plastic surgeons and other physicians, whom we believe are the highest potential prescribers and dispensers of our products. We believe this concentrated physician base enables us to promote our products effectively with a focused sales and marketing organization.

Dermatology Overview

Dermatology is the field of medicine concerned with the treatment of diseases and disorders of the skin, as well as the treatment of aging skin and other conditions that affect human appearance. Common dermatologic diseases and disorders include acne, hyperpigmentation, and several disorders involving inflammation of the skin, such as dermatitis, eczema, psoriasis and rosacea. These diseases and disorders may result from a number of factors, including aging, sun damage, immunological conditions, genetics, viral, fungal or bacterial infections, allergic reactions and emotional or seasonal factors, and can significantly impact an individual’s physical and mental health and perceived social acceptance. Dermatologists and other physicians prescribe and dispense products and perform procedures to treat skin diseases and disorders, as well as to enhance the appearance of a patient’s skin.

Based on data provided by IMS Health, sales of prescription pharmaceutical products in the U.S. used to treat dermatologic skin conditions and diseases totaled $8.3 billion in 2004 and increased at a compound annual growth rate of 9.6% from 2000 to 2004. Two of the top three drug classes of prescribed dermatology products are topical acne products and topical steroids. Sales of prescription topical acne skin care products totaled $1.4 billion in 2004 and increased at a compound annual growth rate of 12.5% from 2000 to 2004 and sales of prescription topical steroids totaled $1.1 billion in 2004 and increased at a compound annual growth rate of 4.2% from 2000 to 2004, based on data provided by IMS Health. Based on data provided by The Freedonia Group, sales of non-prescription anti-aging and skin care products totaled $3.4 billion in the U.S. in 2003 and increased at a compound annual growth rate of over 16.1% from 1998 to 2003.

The field of dermatology and skin care has experienced significant growth in the last several years, which we believe will continue as result of the following factors:

•	New medical technologies—Recent research and development for the treatment of skin diseases and for the improvement of human appearance has resulted in a number of significant new products and services for the dermatologic market, such as BOTOX® injections and dermal fillers, products injected into the skin to reduce the appearance of wrinkles, and laser skin resurfacing, a process in which a laser is used to remove damaged or wrinkled skin. In addition, new immune modulators, or drugs that regulate a patient’s immune system, have advanced the treatment of psoriasis, including products such as ENBREL®, Amevive® and RAPTIVA®.

•	Increasing patient demand for dermatologic products and aesthetic procedures—Patients are increasingly seeking appearance enhancement products from their physicians based, in part, on information obtained from media sources, including television, fashion and lifestyle magazines, Internet websites, radio and newspapers. Although third-party reimbursement is unavailable for many skin treatment and appearance enhancement products and services, patients have been willing to pay for these products and services. Non-surgical aesthetic procedures, which include BOTOX injections, chemical skin peels, laser hair removal, laser skin resurfacing and microdermabrasion, a process in which a specialized tool smoothes skin imperfections, have grown at a compound annual growth rate of 36% between 1997 and 2004, according to the American Society for Aesthetic Plastic Surgery.

•

Growing number of physicians dispensing non-prescription products—Dermatologists and other specialty practitioners, such as plastic surgeons, increasingly sell non-prescription cosmeceutical products directly to their patients. Offering cosmeceutical products to their patients allows physicians to provide a skin care regimen tailored to a patient’s skin type. We believe patients value their physicians’ opinions and are, therefore, willing to pay premium prices for products dispensed by physicians. Doctors may benefit by adding cosmeceuticals to their practice because it may increase practice revenue with minimal additional overhead, does not require third party reimbursement and may help attract and retain patients. In 2004, approximately 66% of practicing dermatologists dispensed cosmeceutical products directly to patients in their offices, as reported in the February 2005 Dermatology Times.

•	Aging population—Life expectancy in the U.S. has extended in recent years, leading to an increase in the average age of the country’s population. Because healthcare needs, including the treatment of skin disorders, tend to increase with age, we expect the demand for dermatologic products to continue to increase over time. Furthermore, because dermatology is focused in part on the enhancement of human appearance, including reducing the signs of aging, we expect the aging population to increase the market opportunity for wrinkle treatments, moisturizers and other appearance enhancing products.

In addition to its recent significant growth, the dermatology market is attractive because of the relatively small, high-prescribing dermatology community and the fragmented nature of the industry. Based on data provided by IMS Health, 11,224 U.S. dermatologists collectively wrote prescriptions with a retail value of $3.6 billion in 2004. On average, these dermatologists wrote 40% more prescriptions than all other physicians, and generated approximately $320,000 each in retail prescription sales volume compared to $170,000 for all other physicians. In addition, few large companies primarily focus on dermatology products. As a result of these factors, we believe that we can continue to expand market share for our differentiated products and become a leader in the dermatology market.

Our Business Strategy

Our goal is to become a leading specialty pharmaceutical company offering an innovative portfolio of prescription pharmaceutical products and cosmeceutical products that treat dermatologic conditions and diseases and improve the appearance of skin. In order to continue to execute our business strategy, we plan to:

•	Focus our sales and marketing efforts to increase prescription demand for our pharmaceutical products, VANIQA and EpiQuin Micro—For VANIQA, we direct our sales calls to educate dermatologists regarding VANIQA, the only prescription product available for the reduction of the growth of unwanted facial hair in women. Based on data provided by Verispan, L.L.C., an independent market research firm, prior to our acquisition of rights to VANIQA in July 2004, it had not been primarily promoted to dermatologists; however, we believe dermatologists are the most appropriate physicians to target for this product. We also seek to increase prescription demand for VANIQA through targeted direct-to-consumer promotions. For EpiQuin Micro, we continue to focus our sales calls and promotional efforts on educating physicians about the benefits of the Microsponge technology for the delivery of hydroquinone to treat hyperpigmentation. We primarily promote VANIQA and EpiQuin Micro to the 5,500 highest prescribing physicians who collectively wrote over half of the prescriptions for VANIQA and hydroquinone among all dermatologists in 2004, according to IMS Health.

•	Expand our promotional efforts to increase physician and patient demand for our complete line of cosmeceutical products—We plan to make increasing use of print advertisements, celebrity endorsements and other media promotions to generate patient awareness of our TNS, Ceratopic and other cosmeceutical products and the benefits of a complete skin care regimen guided by a physician. Our sales representatives focus their physician sales calls on the benefits to patients of a complete skin care regimen, as well as on the benefits to the physicians from the direct sale and dispensing of our cosmeceutical products. We will also seek to expand the distribution of our products to medical spas where our cosmeceutical products create opportunities for supplemental revenues and patient recruitment and retention.

•	Leverage our pharmaceutical and cosmeceutical sales teams to enhance our relationships with target physicians and continue building the SkinMedica brand—We maintain two sales teams, one for promoting our pharmaceutical products and one for promoting our cosmeceutical products, however, we train all our sales representatives on both product lines. By utilizing our sales teams effectively to educate physicians about both our pharmaceutical and cosmeceutical products, we accelerate the building of the SkinMedica brand, and we maximize our cross-selling opportunities. Our pharmaceutical products allow us to establish scientific credibility within the physician community, which in turn enables us to more effectively market our cosmeceutical products to these physicians. Our cosmeceutical products allow us to support our target physicians by providing them a means for supplementing practice revenues and attracting patients, resulting, we believe in stronger relationships with physicians. We believe these relationships increase the duration and improve the quality of our pharmaceutical sales calls and better position us to market our pharmaceutical products to those physicians.

•	Develop product enhancements, using new delivery technologies and new formulations to enlarge our product offering—We believe that reformulating products and applying new delivery technologies can provide enhanced convenience, clinical effectiveness and patient compliance, and present a significant commercial opportunity in the dermatology market. For example, EpiQuin Micro uses a proprietary Microsponge formulation, supplied by Cardinal Health, to deliver the active component hydroquinone, which is otherwise generically available. Our exclusive formulation gradually releases the active ingredient and is designed to reduce irritation. We are currently developing NeoBenz Micro, a product candidate for the treatment of acne that delivers benzoyl peroxide using the Microsponge technology. We are developing further enhancements of these products using a new delivery technology called DelPouch, a single-dose packaging system supplied by Cardinal Health, designed to provide enhanced convenience, portability and stability for products. We have also developed line extensions for our TNS Recovery Complex, including a body lotion, an eye cream and a body mist. We are exploring further improvements to expand our cosmeceutical product offering.

•	Actively pursue strategic acquisitions and licensing opportunities to expand our product offering and pipeline—Through our business development activities, we have built a broad product offering and development pipeline with a number of prescription and cosmeceutical products. We intend to continue to expand our product offering and pipeline by acquiring or licensing products, technologies and development-stage product candidates. In particular, we will seek to access and develop differentiated products that provide clinical benefits, address significant markets and can be effectively marketed by our specialty sales force.

•	Expand our internal clinical, regulatory and product development capabilities—To complement our business development efforts, we also plan to expand our internal clinical, regulatory and development capabilities by increasing our staff and establishing our own formulation and testing laboratories. Currently, much of our clinical, regulatory and development activity is carried out by our partners, generally under our direction. We believe expanding our internal capabilities will help provide the expertise necessary to more effectively evaluate and develop new product opportunities, while reducing our reliance on outside resources. Our clinical, regulatory and development efforts will also be directed toward product expansion and line extension opportunities, including for VANIQA and TNS, as well as topical formulation improvements that may differentiate our pharmaceutical and cosmeceutical products.

Our Products and Product Candidates

Historically, most pharmaceutical companies in dermatology have focused either on prescription pharmaceutical products or cosmeceutical products; however, few have focused on both. We have concentrated our efforts on both pharmaceuticals and cosmeceuticals since our inception and built strong relationships with practicing physicians, medical opinion leaders and other industry members. As of July 2005, we market two prescription pharmaceutical products and 21 non-prescription cosmeceutical products and have several pharmaceutical and cosmeceutical products in development. The following chart lists our marketed products and product candidates:

Pharmaceutical Products and Product Candidates	Active Ingredient	Indication	Stage of Development	Next Step
VANIQA	Eflornithine hydrochloride	Reduction in the growth of unwanted facial hair in women	Marketed	Evaluate potential line extensions

EpiQuin Micro	Hydroquinone	Hyperpigmentation	Marketed	Evaluate potential line extensions

EpiQuin Micro DelPouch	Hydroquinone	Hyperpigmentation	Manufacturing scale-up1	Launch planned for 2006

NeoBenz Micro Creams	Benzoyl peroxide	Acne	Manufacturing scale-up1	Launch planned for first quarter 2006

NeoBenz Micro Washes	Benzoyl peroxide	Acne	Formulation development[2]	Launch planned for 2006

NeoBenz Micro DelPouch	Benzoyl peroxide	Acne	Packaging development[3]	Launch planned for 2006

Desonate Hydrogel	Desonide	Atopic dermatitis	Phase III clinical trials	NDA filing planned for fourth quarter 2005

Mometasone Hydrogel	Mometasone	Atopic dermatitis	Formulation development[2]	IND filing planned for 2006

Cosmeceutical Products and Product Candidates	Principal Ingredient	Use	Stage of Development	Next Step
Tissue Nutrient Solution TNS Recovery Complex TNS Body Lotion TNS Illuminating Eye Cream TNS Body Mist	NouriCel-MD	To improve the appearance of skin	Marketed	Evaluate potential line extensions

Ceratopic	Ceramide	To moisturize extremely dry, cracked skin	Marketed	Evaluate potential line extensions

Other Cosmeceutical Products	Various	Cleansers, moisturizers, toners, special care products and a facial peel	Marketed	Evaluate potential line extensions

Cosmeceutical Line Extensions	NouriCel-MD and other ingredients	Facial masks	Formulation development[2]	Launch planned for fourth quarter 2005

[1]	Manufacturing scale-up indicates that we are validating manufacturing processes, conducting batch testing and performing quality control to prepare for large-scale, commercial manufacturing.
[2]	Formulation development indicates that we are selecting the components and quantities for the formulation to generate the appropriate potency when applied topically and to provide the desired aesthetic characteristics.
[3]	Packaging development indicates that we are defining, selecting and conducting stability studies on the primary package components that will have direct contact with the product.

Our Marketed Pharmaceutical Products

VANIQA (eflornithine hydrochloride) Cream, 13.9%. VANIQA, a topical formulation of eflornithine hydrochloride, is the only prescription product available in the U.S. for the reduction of growth of unwanted facial hair in women. VANIQA works during the growth phase of the hair cycle by blocking an enzyme that is necessary for hair growth. VANIQA does not remove facial hair; instead, it is designed to reduce the rate of growth of facial hair and increase the interval between periods of hair removal when used together with traditional hair removal methods such as shaving, waxing and tweezing. VANIQA is indicated to be applied to the skin twice per day. Clinical trials have shown results from the use of VANIQA in four to eight weeks from initial application, with continued improvement over time. VANIQA must be used continuously or hair growth rates revert to pre-treatment levels approximately eight weeks after discontinuation of use. In addition, clinical studies have shown that combining VANIQA with laser facial hair removal provides better results than laser facial hair removal alone. The effectiveness of VANIQA has been shown to be independent of a patient’s age or skin type, making it suitable for a broad spectrum of women.

Market Opportunity. Based on a survey of 25,000 women conducted in 1993, the NPD Group, an independent marketing research firm, estimated that 41 million women in the U.S. had unwanted facial hair and that 22 million removed facial hair, other than eyebrow hair, at least once a week. There is no prescription pharmaceutical product other than VANIQA that reduces the growth of unwanted facial hair in women.

Marketing/Development Strategy. In order to drive growth in our VANIQA franchise, we plan to:

•	target dermatologists and other high-prescribing physicians to create knowledgeable advocates for our product and its proven ability to inhibit the growth of unwanted facial hair in women;

•	educate consumers regarding the availability and effectiveness of VANIQA for the treatment of unwanted facial hair through cost-effective consumer outreach measures to motivate consumers to actively seek a VANIQA prescription;

•	foster physician acceptance of VANIQA as a complementary therapy to other facial hair removal procedures by providing physicians that offer laser hair removal with information describing the clinical studies supporting the use of VANIQA;

•	develop and provide physician and patient educational materials to ensure accurate physician instruction to patients regarding proper use of VANIQA; and

•	develop line extensions for VANIQA using enhanced delivery technologies and new formulations.

Product Background. VANIQA was originally developed through a joint venture between Bristol-Myers Squibb Company, or BMS, and The Gillette Company. The two companies received FDA approval for the product in July 2000 and began to market it soon thereafter through BMS’ sales force. In June 2002, BMS sold exclusive worldwide rights for VANIQA to Women First HealthCare, Inc. In July 2004, we acquired all U.S. and certain international rights to VANIQA from Women First. Based on data provided by Verispan, BMS promoted VANIQA primarily to general practitioners, and Women First promoted VANIQA primarily to obstetricians and gynecologists. We believe dermatologists are the most appropriate physicians to target for the promotion of VANIQA.

Clinical Development. Two identical multi-center, double-blind, placebo-controlled Phase III pivotal clinical trials were conducted by BMS and Gillette to evaluate the efficacy of VANIQA for the reduction of unwanted facial hair in women. The trials involved 594 female patients: 393 were treated with VANIQA twice daily for up to 24 weeks and 201 were treated with placebo. During the trial, patients did not use VANIQA as their only treatment method for unwanted facial hair growth and were encouraged to continue to use their traditional method of facial hair removal. Prior to these trials, patients typically removed facial hair two or more times per week. The primary efficacy parameter for the trials was a Physician’s Global Assessment rating, or PGA, which measured improvement or worsening of the condition compared to the pretreatment condition. The PGA used a four-point scale consisting of the following categories: clear/almost clear, marked improvement, improved and no improvement/worse. Patients were deemed to be a clinical success with a PGA of marked improvement or clear/almost clear.

Results for the primary efficacy parameter were as follows:

PGA Outcome	VANIQA	Placebo
Clear/almost clear	5%	0%
Marked improvement	27%	8%
Improved	26%	26%
No improvement/worse/missing	42%	66%

By the eighth week, a statistically significant difference in the success rate was seen in the VANIQA group over the placebo group and this difference continued throughout the planned 24 weeks of treatment. Fifty-eight percent of VANIQA patients were rated as clear/almost clear, marked improvement, or improved, compared to 34% of placebo patients. A secondary efficacy parameter was a Patient Self-Assessment Questionnaire, which consisted of six questions on the bother and discomfort associated with facial hair and its impact on quality of life. The results of the Patient Self-Assessment Questionnaire demonstrated that VANIQA resulted in a statistically significant reduction in the bother and discomfort associated with facial hair and the time spent removing, treating or concealing facial hair.

Safety assessments were made in these 24 week placebo-controlled trials, as well as in additional open label studies conducted by BMS and Gillette, the latter including up to one year of continuous VANIQA use. In clinical trials, VANIQA demonstrated a favorable safety profile for all skin types. Adverse events were primarily mild and skin-related.

Additional clinical studies have shown that VANIQA also improves the effectiveness of laser facial hair removal. One study with 31 women funded by physician investigators showed that after six months of treatment, complete or almost complete hair removal was achieved in 96.4% of the patients receiving laser plus VANIQA, compared to 67.9% for patients receiving laser plus a placebo. A second study with 54 patients conducted by BMS and Gillette found a similar effect with the combination of VANIQA plus laser between six and 22 weeks of treatment. In addition, approximately 75% of patients in the second study reported a preference for combination therapy over the laser treatment alone throughout most of the study, including the last visit at week 34.

EpiQuin Micro (4% hydroquinone). EpiQuin Micro is a topical 4% hydroquinone product using the Microsponge technology, indicated for the treatment of hyperpigmentation, a condition that results in heavily pigmented or dark areas of the skin. Common types of hyperpigmentation are melasma, or patches of discoloration on the face often produced by hormonal changes from pregnancy, aging and oral contraceptives; and post-inflammatory hyperpigmentation, often seen with acne, eczema and other skin disorders. Hyperpigmentation is caused by an overproduction of melanin, a natural substance that gives color to the skin, hair and iris. Hydroquinone inhibits the enzyme that is responsible for the formation of melanin and is the most frequently prescribed active ingredient for the treatment of hyperpigmentation. EpiQuin Micro is indicated to be applied to affected areas of the skin twice per day.

EpiQuin Micro is the only prescription hydroquinone product available with Microsponge technology, a delivery technology supplied by Cardinal Health. Microsponges are porous microscopic particles loaded with active ingredients. Following application, the Microsponges remain on the surface of the skin and gradually release the active ingredient, prolonging exposure to the treatment while minimizing skin irritation. Studies with Microsponge-entrapped products known to cause skin irritation, such as benzoyl peroxide and hydroquinone, have demonstrated efficacy with minimal skin irritation. We believe that lower irritation leads to increased use by patients, an important factor in the management of hyperpigmentation. Side effects were generally mild and temporary, such as dryness, redness, peeling, itching or burning.

Market Opportunity. According to the American Academy of Dermatology, over five million individuals in the U.S. are affected by hyperpigmentation. Melasma and post-inflammatory hyperpigmentation are primarily treated with hydroquinone. Although improvement in melasma can be seen after eight to 12 weeks of hydroquinone treatment, maximal effect may not be seen for many months. In addition, hyperpigmentation may recur upon exposure to the sun or due to other triggering events.

Several hydroquinone products, both branded and generic, are currently available. According to IMS Health, in 2004, approximately 763,000 prescriptions were written for hydroquinone (4%) in the U.S., generating sales at the retail level of approximately $54 million. The current market leader for branded hydroquinone (4%) products, Tri-Luma, an FDA approved product marketed by Galderma Laboratories, L.P., is comprised of hydroquinone (4%), tretinoin, or a derivative of vitamin A, and a steroid. Steroids used on the face have been known to cause a variety of adverse reactions, including hypothalamic-pituitary-adrenal axis suppression, which is the impairment of the body’s system responsible for the regulation of stress and energy levels and can result in fatigue, suppressed immune system, depression and anxiety. As a result, steroids are not indicated for long term use on the face. For example, Tri-Luma is currently indicated for short term and intermittent use only. Because EpiQuin Micro does not contain steroids, we believe it may have greater suitability both as a first line product and as a maintenance product for the treatment of hyperpigmentation.

Marketing/Development Strategy. EpiQuin Micro, with its differentiated Microsponge technology, is being marketed to dermatologists as a first line treatment and as maintenance therapy for hyperpigmentation. From its June 2003 launch through 2004, based on prescription data from IMS Health, EpiQuin Micro surpassed the volume of prescriptions of several other marketed products. In May 2005, EpiQuin Micro was the second most frequently prescribed branded hydroquinone product, with a 9.8% market share of the total branded and generic hydroquinone market. We are currently evaluating line extensions and additional delivery technologies to build upon the success we have experienced with EpiQuin Micro.

Product Background. In June 2002, we obtained from Cardinal Health the exclusive right to purchase for sale in the U.S., the Microsponge formulation of hydroquinone (4%). After completing development work with Cardinal Health, we launched EpiQuin Micro in June 2003.

Clinical Development. In an open label clinical study with 28 patients conducted by Dr. Pearl Grimes and published in Cutis in December 2004 using EpiQuin Micro for the treatment of hyperpigmentation, it was shown that EpiQuin Micro produced statistically significant reductions in disease severity, lesion area, colorimetry, which is a quantitative analysis of color on the face, and pigmentation intensity at study endpoints at four weeks, and continued improvement throughout the 12 week study. We believe that the response rates at four weeks are important because treatment of melasma and post-inflammatory hyperpigmentation can often require up to three months of drug therapy.

Our Pharmaceutical Product Candidates

EpiQuin Micro DelPouch. To expand our product line for the treatment of hyperpigmentation, we are developing a product candidate that combines EpiQuin Micro with the DelPouch delivery technology, a single dose packaging and delivery system with an integrated sponge applicator protected by patents held by Cardinal Health. Single dose systems ensure an exact dose and provide greater convenience and portability than a tube or jar package. Additionally, the DelPouch technology increases the stability and prevents the oxidization of the active ingredient, hydroquinone. Several other types of single dose packages, for example, benzoyl peroxide pads, have been introduced recently in the dermatology market and have been well-received by patients and physicians. There are currently no single dose packages available for hydroquinone. We entered into a manufacturing and supply agreement with Cardinal Health for the exclusive right to purchase EpiQuin Micro in the DelPouch for sale in the U.S. Initial prototypes have been developed and the product candidate is in the final stages of manufacturing scale-up, which includes validating manufacturing processes, conducting batch testing and performing quality control to prepare the product for large-scale, commercial manufacturing. We currently expect to launch EpiQuin Micro DelPouch in 2006.

NeoBenz Micro. For the treatment of acne, we are developing a line of benzoyl peroxide creams and washes using the patented Microsponge drug delivery technology. Acne is the leading reason for patient visits to dermatologists, based on data provided by Verispan. Sales of prescription topical anti-acne skin care products totaled $1.4 billion in 2004 and increased at a compound annual growth rate of 12.5% from 2000 to 2004, based on data provided by IMS Health. The prescription topical anti-acne market primarily includes benzoyl peroxide products, topical retinoids, such as Retin-A, and topical antibiotics. Benzoyl peroxide destroys the bacteria responsible for acne and causes peeling of the surface layer of the skin to help open blocked pores. Patients are generally instructed to apply benzoyl peroxide substances on the affected areas twice a day. Although skin irritation is often experienced in patients with acne after applying benzoyl peroxide products, we believe our formulations of NeoBenz Micro may be selected by physicians due to their potential to reduce irritation and enhance efficiency from the proven sustained-release technology of the Microsponge delivery method. We have the right to purchase from Cardinal Health for sale in the U.S. prescription benzoyl peroxide creams and washes in the Microsponge formulation and incorporating the DelPouch packaging and delivery technology. Consistent with our currently marketed products, we plan to market our NeoBenz Micro line of products primarily to dermatologists.

Non-clinical and clinical studies have been conducted with benzoyl peroxide using the Microsponge delivery technology. In a study conducted by Embil and Nacht and published in the Journal of Microencapsulation in 1996, benzoyl peroxide delivered as a standard cream formulation was compared against the Microsponge delivery technology in both in vitro skin permeation models and in vivo for animals and humans. The Microsponge delivery technology was shown to release benzoyl peroxide at a slower rate than the standard cream formulation. Efficacy was demonstrated to be equivalent between the two formulations while skin irritation was significantly lower with the Microsponge delivery technology.

Several studies in both animals and humans were conducted by Wester et. al. and published in the Journal of American Academy of Dermatology in May 1991. Benzoyl peroxide was evaluated in four standard topical formulations compared to four formulations employing the Microsponge delivery technology. An in vitro release study demonstrated controlled release of benzoyl peroxide from the Microsponge delivery technology into and through the skin. In vivo antimicrobial efficacy studies of formulations of benzoyl peroxide in Microsponge technology showed significant reductions in P. acnes, the bacteria that causes acne. This antimicrobial efficacy was considered comparable to that seen with the standard formulations of benzoyl peroxide. In both animal and human studies, benzoyl peroxide in the Microsponge delivery system had significantly lower irritation than the standard formulations.

NeoBenz Micro Creams. We are developing low, medium and high strengths of NeoBenz Micro cream for the treatment of acne to meet the needs of a variety of patients’ skin types. We conducted a 12 week clinical trial with 44 patients, assessing acne severity every four weeks and comparing the efficacy of our 5.5% NeoBenz Micro cream to a marketed 6.0% benzoyl peroxide gel. The study showed greater improvement at each visit for the NeoBenz Micro cream product compared to the marketed gel. Evaluations by subjects also showed a preference for the NeoBenz Micro cream. We are currently in manufacturing scale-up for our NeoBenz Micro creams, in which we are validating manufacturing processes, conducting batch testing and performing quality control to prepare for large-scale, commercial manufacturing. We expect to launch our NeoBenz Micro cream product candidates in the first quarter of 2006.

NeoBenz Micro Washes. We are developing low, medium and high strengths of NeoBenz Micro wash for the treatment of acne to meet the needs of a variety of patients’ skin types. Many patients use both a cream and a wash product to treat acne. Based on data provided by Verispan, the wash formulations are the largest segment of the single entity benzoyl peroxide market. We are currently in formulation development for our NeoBenz Micro washes, in which we are selecting the components and quantities for the formulation to generate the appropriate potency when applied topically, and to provide the desired aesthetic characteristics. We expect to launch our NeoBenz Micro wash product candidates in 2006.

NeoBenz Micro DelPouch. We are applying the DelPouch packaging and delivery technology to our NeoBenz Micro creams for the treatment of acne. We believe the features of the DelPouch packaging and delivery technology, including the benefits of an exact dose, convenience and portability, will be particularly attractive to teenagers, the largest market for acne products. We are currently developing the packaging for this product candidate, in which we are defining, selecting and conducting stability studies on the primary package components that will have direct contact with the product. We expect to launch NeoBenz Micro DelPouch in 2006.

Steroid Hydrogels. We are jointly developing a line of topical steroids with Dow Pharmaceutical Sciences, using patented water-based Hydrogel technology licensed from Dow Pharmaceutical Sciences for the treatment of atopic dermatitis. According to data collected by Verispan, approximately 16.8 million people in the U.S. were treated in 2004 by physicians for dermatitis. Also according to Verispan, steroids are the most commonly used product to treat dermatitis and the most common drug class prescribed by dermatologists overall. U.S. retail sales of prescription topical steroid products, consisting of low, medium, high and very high potency categories, were $1.1 billion in 2004, according to IMS Health. Topical steroids are formulated as lotions, gels, creams, ointments and foams. Alcohol-based gel and foam steroid formulations can dry out and irritate the skin of patients with atopic dermatitis. Our water-based formulation of steroid has the potential to be a less irritating, non-drying formulation, which we believe would be attractive to physicians and patients. We believe there are no primarily water-based gel or foam steroid formulations currently being marketed.

Desonate Hydrogel. We are developing Desonate Hydrogel, a water-based Hydrogel formulation of desonide, a low-potency steroid used topically for the relief of inflammation and itching of the skin, primarily for the treatment of atopic dermatitis. Desonide, like other topical steroids, has anti-inflammatory and anti-itching properties that aid in the treatment of atopic dermatitis. In 2004, desonide was the most frequently prescribed low potency steroid among dermatologists according to data from IMS Health.

We have conducted clinical and development work on Desonate Hydrogel, including an irritation and sensitization study in 2004 with 230 subjects comparing Desonate Hydrogel to Desowen Lotion marketed by Galderma and a placebo. Desonate Hydrogel and the placebo were found to be not significantly irritating; and Desowen Lotion was found to be moderately irritating.

We also conducted a Phase III clinical trial in 2004 to compare the safety and efficacy of Desonate Hydrogel to Desowen Lotion and to a placebo for the treatment of pediatric patients with mild to moderate atopic dermatitis. This multi-center, physician-blinded, placebo- and active-controlled, comparison trial involved 667 children ages three months to 18 years, who were treated twice daily for four weeks. The primary efficacy parameter was an Investigator’s Global Severity Assessment, or IGSA, of improvement or worsening relative to the pretreatment condition rated on a five-point scale of clear, almost clear, mild, moderate or severe. The planned criterion for successful treatment was an IGSA of clear or almost clear at week four. However, communication from the FDA received after the study had been initiated suggested an alternative definition of successful treatment as at least a two-point improvement in the IGSA from baseline to week two. Applying the FDA’s new definition of successful treatment, Desonate Hydrogel demonstrated a strong statistical superiority to placebo at both week two and week four; however, non-inferiority to Desowen Lotion was statistically achieved at week two, but not at week four. The safety profile of Desonate Hydrogel was comparable to Desowen Lotion.

We recently initiated an additional Phase III clinical trial to further assess safety and efficacy of Desonate Hydrogel. This trial evaluates Desonate Hydrogel versus placebo in the treatment of pediatric patients with mild to moderate atopic dermatitis. The trial will be conducted as a multi-center, double-blind, placebo-controlled comparison involving approximately 200 pediatric subjects. The primary efficacy parameter will be an IGSA and the definition of successful treatment will be a score of clear or almost clear and a minimum two-point improvement in the IGSA from the initiation of the trial to week four. We believe that demonstrating statistically significant efficacy versus placebo, with a satisfactory safety profile, will be sufficient to file a new drug application, or NDA, for Desonate Hydrogel under Section 505(b)(2) of the FDC Act. Subject to favorable results in this clinical trial, we expect to file an NDA in the fourth quarter of 2005.

Mometasone Hydrogel. We are developing a topical water-based Hydrogel formulation of mometasone, a medium-potency steroid primarily for the treatment of atopic dermatitis. In 2004, mometasone had the largest dollar market share among medium-potency steroids according to data from IMS Health. Subject to the satisfactory completion of formulation development, we plan to file an IND for mometasone Hydrogel in 2006, and to then work with Dow Pharmaceutical Sciences to conduct clinical trials. Similar to Desonate Hydrogel, we plan to seek FDA approval of this product candidate under Section 505(b)(2) of the FDC Act, assuming the successful completion of required clinical trials.

Our Cosmeceutical Products and Product Candidates

Dermatologists commonly treat patients with a regimen of skin care products and procedures. We offer a full line of non-prescription, scientifically formulated cosmeceutical products, which form a complete skin care treatment regimen that addresses the needs of all skin types. Our cosmeceutical products are designed primarily to enhance skin appearance and target the $3.4 billion U.S. non-prescription anti-aging and skin care product market. We sell our cosmeceuticals directly to dermatologists, plastic surgeons and other physicians who, in turn, sell and dispense the products to their patients. We believe that our products are more effective when a physician assesses the patient’s individual skin type and recommends an appropriate skin care regimen. Our line of cosmeceutical products consists of our core TNS products and products designed to complement them.

Cosmeceutical Sales and Marketing Strategy. Our sales and marketing initiatives for our cosmeceutical products include generating publicity to expand consumer awareness of our cosmeceutical products and the need to purchase them from a physician. For example, we use print advertisements, celebrity endorsements, office display materials and brochures, our website and other media to market our cosmeceutical products. We also intend to use our dedicated cosmeceutical sales force to strengthen our existing relationships with participating dermatologists, drive increased sales of our cosmeceutical products and establish new relationships with dermatologists and plastic surgeons.

We actively partner with physicians to assist them in building and managing their cosmeceutical practices. We offer to assist with the marketing of their products and services by hosting practice-based open houses, engaging in cooperative advertising, advertising creation, in-office merchandising, providing patient materials, and training their personnel. We also sponsor off-site regional seminars to train key staff members and physicians on our products, procedures and treatment regimens. We explain how our products work together with other procedures and services, such as BOTOX injections, dermal fillers, laser skin resurfacing and microdermabrasion. Our goal is to be a valuable external resource to physicians.

We also seek to expand the number of physicians who carry our products to include plastic surgeons and physicians associated with medical spas. In addition, we plan to create new cosmeceutical products that would be attractive to these physicians, by introducing products that are part of a treatment procedure.

Tissue Nutrient Solution (TNS). Our TNS products contain NouriCel-MD, a patented biotechnology-derived enriched nutrient solution. NouriCel-MD contains four natural human growth factors, interleukins, which are proteins that stimulate the growth and maturation of cells of the immune system, soluble collagens, proteins, and antioxidants derived from a process used to manufacture collagen, a connective tissue. These components may help to improve the appearance of skin.

Studies have shown that topical human growth factors, including those in NouriCel-MD, promote cellular skin health. In 2003, Dr. Richard E. Fitzpatrick, our founder and a director of our company, and Dr. E.F. Rostan demonstrated that topical application of a mixture of growth factors to sun-damaged facial skin for 60 days resulted in clinical improvement in the majority of patients as demonstrated by the appearance of smoother skin with less visible wrinkling. Their study titled “Reversal of photodamage with topical growth factors: a pilot study” was published in the Journal of Cosmetic & Laser Therapy in 2003. Nouricel-MD is made through a complex, proprietary tissue engineered process from human skin cells capable of making collagen. In March 2003, we acquired the patent rights, including issued patents and pending patent applications, for NouriCel-MD and related assets from the bankruptcy estate of Advanced Tissue Sciences, Inc., or ATS. From October 2000 to March 2003, we licensed the rights to promote products containing NouriCel-MD from ATS, which had developed NouriCel-MD in connection with its wound-healing research.

A multi-center, double-blind, placebo-controlled study with 250 patients was conducted to evaluate treatment twice daily of sun-damaged facial skin with TNS Recovery Complex, the core product in our TNS line of cosmeceuticals. Investigator and patient assessments revealed a visible and measurable improvement in the appearance of sun-damaged skin after three months of treatment with TNS Recovery Complex. In addition, a statistically significant reduction in skin roughness was observed at three months. Subjective clinical assessments noted improvements in skin hydration and elasticity over pretreatment conditions.

We currently market four products in our TNS line of cosmeceuticals:

•	TNS Recovery Complex—TNS Recovery Complex contains NouriCel-MD. TNS Recovery Complex has been shown to help lessen the appearance of fine lines and wrinkles. We began selling TNS Recovery Complex in July 2001.

•	TNS Recovery Complex Body Lotion—A silky, emollient lotion with a combination of NouriCel-MD, ceramide, or a natural part of the cell membrane that helps skin retain moisture, antioxidants and natural sunflower and soybean oils, TNS Recovery Complex Body Lotion is designed to rapidly hydrate, soothe and protect dry, sun-damaged skin. We began selling TNS Recovery Complex Body Lotion in December 2002.

•	TNS Illuminating Eye Cream—Combining NouriCel-MD with other additives in an easily absorbed cream, TNS Illuminating Eye Cream is designed to help reduce the appearance of dark circles and puffiness around the eyes. We promote this product in combination with our TNS Recovery Complex. We began selling TNS Illuminating Eye Cream in February 2005.

•	TNS Body Mist—A convenient spray formulation of TNS Recovery Complex and botanical ingredients, TNS Body Mist is designed to rejuvenate the appearance of aging and sun-damaged skin primarily on the chest and neck. Similar to TNS Illuminating Eye Cream, we promote this product in combination with our TNS Recovery Complex, as part of a comprehensive skin care regimen for patients. We began selling TNS Body Mist in February 2005.

Our sales representatives encourage dermatologists to promote our TNS line and other complementary products as part of a comprehensive system. For example, we promote the TNS Regeneration System, which includes a daily regimen of TNS Recovery Complex coupled with our Vitamin C Complex in the morning and Retinol Complex in the evening. The three products in our TNS Regeneration System are designed to work together to attack multiple factors of sun damage and skin aging. We plan to build on our TNS Regeneration System by continuing to promote sales of our TNS products in combination with our other cosmeceutical products, including cleansers, toners, and moisturizers.

Ceratopic. Ceratopic is a replenishing lotion that contains ceramides and has been shown to relieve dry, itchy, irritated skin. Ceramides are a natural part of the cell membrane in the outermost layer of the skin and are critical in helping the skin to maintain moisture and its protective skin barrier function. Extremely dry skin is characterized by a disruption to the skin’s protective barrier that results in excessive water loss across the skin. Ceratopic contains the natural ratio of ceramide, cholesterol and free fatty acids that is observed in healthy skin. When applied to dry, cracked or irritated skin, Ceratopic delivers these natural ingredients to moisturize and help improve the appearance of dry skin.

In a study we conducted with 27 subjects with moderately dry, cracked skin on selected treatment areas, including hands, elbows, knees and feet, Ceratopic was shown to improve on a statistically significant basis the overall condition of the skin after both two weeks and four weeks in comparison to the baseline for each treatment area.

Ceratopic also showed statistically significant clinical efficacy in the areas of improved cracking and dryness. At four weeks, over 80% of the subjects in the study reported excellent, very good, or good, product performance and aesthetics, both of which are important for patient compliance. We also conducted an industry-standard 21 day cumulative irritation study, in which Ceratopic was shown to be safe for extended use.

Other Cosmeceutical Products. We also market a wide variety of skin cleansers, moisturizers, toners, and special care products, as well as a chemical facial peel, to complement our TNS and Ceratopic products. These additional product offerings include:

•	Cleansers—We market two facial cleansers that utilize botanical extracts and are designed to remove impurities and leave the skin feeling clean without dryness or irritation.

•	Moisturizers—We market two moisturizers, each formulated for different skin types and designed to repair, hydrate, protect and nourish the skin while improving skin texture and tone for a healthier, more vibrant appearance.

•	Special Care Products—Our special care products include skin creams, an exfoliant, an eye cream, a lip balm and other complementary products designed to achieve maximum benefits when used in conjunction with our other products.

•	Toners—We market two toners that are formulated using skin-rejuvenating ingredients designed to stabilize the natural pH balance for clean, healthy skin.

•	Chemical Peel—Our Vitalize Peel, offered only in physicians’ offices, is a formulation of mild acids that provide a complete, consistent peel to improve and smooth the texture of the facial skin by removing its damaged outer layers.

TNS Line Extensions. We are working with a cosmeceutical formulation laboratory to develop additional TNS product line extensions using our NouriCel-MD solution. These products include various facial masks intended to be used for treatment procedures in medical spas. We plan to launch these facial masks in the fourth quarter of 2005 and other products in 2006.

Sales and Marketing

We actively market our pharmaceutical and cosmeceutical products principally to dermatologists, and to a lesser extent, plastic surgeons and other physicians. We have established two dedicated sales teams: one focused on our pharmaceutical products, the other focused on our cosmeceutical products. However, we train all of our sales representatives on both product lines, which we believe enables greater customer responsiveness and sales leads. We offer incentives to both of our sales teams to identify and execute cross-selling opportunities.

Our nationwide sales organization is comprised of 64 people. Our pharmaceutical sales team consists of 36 full-time sales representatives, led by our Vice President, Pharmaceutical Sales and four dedicated regional sales managers. Our pharmaceutical sales representatives visit targeted physicians’ offices to present information and educational programs concerning our pharmaceutical products. We also have a Senior Director, National Accounts to cover the trade, managed care and Medicaid market segments. Our nationwide cosmeceutical sales team consists of 15 full-time and four part-time sales representatives, led by our Vice President, Cosmeceutical Sales and Marketing and two dedicated regional sales managers. Our cosmeceutical sales representatives sell our cosmeceutical products directly to physicians, present information on our products and host seminars and training sessions on running a cosmeceutical practice.

Commercial Arrangements

Product Acquisitions, License Rights and Supply Arrangements

VANIQA. We are party to, or have rights under, the following agreements related to VANIQA:

•	Acquisition and license terms. In June 2004, we purchased the rights to VANIQA from the bankruptcy estate of Women First for $36.9 million. Under our agreement with Women First, we were assigned rights and assumed obligations under a June 2002 license agreement among BMS, Gillette and Women First and related asset purchase, regulatory and other agreements. As the successor in interest to Women First’s rights under these agreements, we hold an exclusive, royalty-free license under specified patents held and maintained by Gillette and selected know-how of BMS and Gillette. The license limits the indication of VANIQA to the treatment of unwanted facial hair in women. The term of the license is perpetual but may be terminated by either Gillette or BMS for a material breach of the license agreement or any related agreements by us or a sublicensee, subject to an opportunity to cure.

•	Sublicense agreement. We are the successor in interest to Women First under its December 2003 sublicense agreement with Shire Pharmaceuticals Ireland Limited, the terms of which grant Shire license rights for VANIQA in the European Union, Australia, Canada, Hong Kong, Israel, New Zealand, South Africa, South Korea, Singapore, Switzerland, Taiwan and Thailand. Because the territory in the underlying license from BMS and Gillette to Women First is worldwide, we retain the rights to VANIQA in the U.S. and those foreign countries for which rights have not been previously sublicensed to Shire. The sublicense agreement is coterminous with the underlying license for VANIQA from BMS and Gillette and provides that if the underlying VANIQA license agreement is terminated at any time before December 15, 2009 for any reason not caused by Shire, then Shire is entitled to specified termination payments from us, and if Shire causes the termination of the underlying VANIQA license agreement at any time before December 15, 2009, then Shire is required to make specified termination payments to us. In June 2005, Shire further sublicensed the rights for VANIQA in Canada to Barrier Therapeutics, Inc.

•	Supply terms. We purchase supplies of VANIQA from BMS under a May 2004 supply agreement. BMS manufactures VANIQA for us at its facility in Buffalo, New York. The supply agreement requires that we purchase 100% of our VANIQA requirements from BMS. We purchase our products based on firm orders that must be at least a certain minimum amount. The per unit price for supply of VANIQA is subject to adjustment from time to time to reflect increases in the cost of raw materials, components, regulatory requirements and other factors. The initial term of the agreement ends in May 2007, and will be automatically renewed for successive one year periods unless a party gives 12 months prior notice to terminate. Either party can also terminate the agreement if the other party fails to perform any material term of the agreement subject to prior written notice and an opportunity to cure, or in the event of the bankruptcy or insolvency of the other party.

We must obtain BMS’ consent to purchase supplies of VANIQA from any alternative source. In addition, in order for us to purchase supplies from a party other than BMS, the alternative source of supply must qualify under applicable regulatory requirements and would need to have sufficient rights under applicable intellectual property laws to the method of manufacture of the product.

EpiQuin Micro. In June 2002, we entered into a manufacturing and supply agreement with Enhanced Derm Technologies, Inc., which subsequently was succeeded as a result of a merger by Cardinal Health PTS, LLC, a subsidiary of Cardinal Health, on the following terms:

•

Terms of exclusivity. Under the agreement, Cardinal Health granted us the exclusive right to purchase for sale in the U.S. hydroquinone (4%) with retinol (0.15%) in Cardinal Health’s patented Microsponge technology for the treatment of hyperpigmentation disorders. The manufacturing and supply agreement requires us to pay fees, which we record as licenses, and a per unit manufacturing fee. The per unit price is subject to adjustment from to time to time to reflect increases in the cost of raw materials, components, regulatory requirements and other factors. As part of the manufacturing and supply agreement, we have the right to access and use all data generated by Cardinal Health in the development of the EpiQuin Micro product, including clinical, regulatory and marketing data. In order to maintain the exclusive right to purchase EpiQuin Micro products from Cardinal Health, we are required to purchase minimum annual quantities of the products.

•	Supply terms. The initial term of the manufacturing and supply agreement expires in June 2012, with automatic renewals for successive one year periods, unless terminated earlier by the parties. We have the right to terminate the agreement at any time upon six months prior notice to Cardinal Health. Similarly, but only after the expiration of the initial term, Cardinal Health can terminate the agreement upon six months prior notice to us. Either party may terminate the agreement if the other party fails to perform any material term of the agreement, subject to prior written notice and an opportunity to cure, or in the event of bankruptcy or insolvency of the other party.

Until recently, Cardinal Health manufactured EpiQuin Micro for us at its facility in Humacao, Puerto Rico. In April 2005, Cardinal Health informed us that it would cease manufacturing EpiQuin Micro at this facility. Cardinal Health previously qualified DPT Laboratories, Ltd. as an alternate supplier for EpiQuin Micro. We plan to purchase future supplies of EpiQuin Micro either indirectly through Cardinal Health or, subject to our negotiation of a manufacturing and supply agreement, directly from DPT.

We must obtain Cardinal Health’s consent to purchase supplies of EpiQuin Micro from any other alternative source, and the alternative source must secure a license to use, or other rights to acquire quantities of, Cardinal Health’s patented Microsponge technology. In addition, in order for us to purchase supplies from a party other than Cardinal Health or DPT, the alternative source of supply must qualify under applicable regulatory requirements and would need to have sufficient rights under applicable intellectual property laws to the method of manufacture of the product.

EpiQuin Micro DelPouch and NeoBenz Micro Product Candidates. In March 2003, we entered into a license and supply agreement with Cardinal Health P.R. 409 B.V., a subsidiary of Cardinal Health. Under the agreement, as amended in March 2004, Cardinal Health agreed to develop and we have the exclusive right to purchase for sale in the U.S.:

•	our EpiQuin Micro DelPouch product candidate combining hydroquinone with the Microsponge and DelPouch technologies;

•	our NeoBenz Micro cream product candidates combining benzoyl peroxide with the Microsponge technology;

•	our NeoBenz Micro wash product candidates combining benzoyl peroxide with the Microsponge technology; and

•	our NeoBenz Micro DelPouch product candidates combining benzoyl peroxide with the Microsponge and DelPouch technologies.

Our rights to EpiQuin Micro DelPouch are limited to the field of skin pigmentation disorders, and our exclusive rights to each of the product candidates described above are limited to prescription pharmaceutical products. Cardinal Health has also retained the right to use its Microsponge and DelPouch technologies for over-the-counter products sold to consumers without a prescription. In addition, our exclusive rights to purchase NeoBenz Micro creams and NeoBenz Micro washes are subject to Cardinal Health’s right to continue to supply benzoyl peroxide products with its Microsponge technology to two of its existing customers. The license and supply agreement requires us to pay fees, which we record as licenses, and future milestone payments.

We also reimburse Cardinal Health for full time equivalent employee charges for various development and regulatory services. In order to maintain the exclusive right to purchase each of these product candidates from Cardinal Health, we are required to purchase minimum annual quantities. In April 2005, Cardinal Health informed us that it would cease manufacturing scale-up activities for our NeoBenz Micro cream product candidates at its Humacao, Puerto Rico plant. DPT has agreed to qualify its manufacturing facility to supply our NeoBenz Micro cream product candidates and we currently are negotiating with DPT the terms of commercial supply of these product candidates.

The initial term of the license and supply agreement expires in March 2013, and may be renewed thereafter with the parties’ mutual consent. Either party may terminate the agreement if the other party fails to perform any material term of the agreement subject to prior written notice and an opportunity to cure or if the other party fails to obtain or maintain any required license, permit or certificate from a regulatory agency, or in the event of bankruptcy or insolvency of the other party.

Under our agreements with Cardinal Health, payments of $1.0 million, $0.8 million and $0.6 million for the years ended December 31, 2002, 2003 and 2004, respectively, were recorded as licenses.

Desonate Hydrogel. We are party to, or have rights under, the following agreements related to our Desonate Hydrogel product candidate:

•	License terms. In June 2003, we entered into development and license agreement with Dow Pharmaceutical Sciences for the development of Desonate Hydrogel, which is desonide formulated in a water-based gel. Under the agreement, as amended in December 2004, we have the exclusive, worldwide rights to manufacture, market and sell desonide in Dow Pharmaceutical Sciences’ patented Hydrogel formulation for the topical treatment of all human dermatological conditions. Under the agreement, Dow Pharmaceutical Sciences is obligated under our supervision to develop our Desonate Hydrogel product candidate and make appropriate regulatory filings with the FDA.

For the years ended December 31, 2003 and 2004, payments under these agreements totaled $4.1 million and $3.1 million, respectively. We may be required to pay Dow Pharmaceutical Sciences up to an additional $1.5 million in milestone payments. The milestone payments are subject to the completion of specified events in the product development cycle. Additional development payments will depend upon costs associated with additional clinical trials that may be required by the FDA, which we cannot estimate at this time. If and when we begin commercial sales of our Desonate Hydrogel product candidate, we will pay a royalty to Dow Pharmaceutical Sciences on net sales of the product, including a minimum annual royalty amount which would commence within a specified time after the FDA’s approval of the related NDA.

The license from Dow Pharmaceutical Sciences terminates upon the expiration of the licensed patent. Subject to prior written notice and an opportunity to cure, the agreement may be terminated earlier by either party if the other party fails to perform any material term of the agreement, or if the other party breaches specified provisions of the agreement. In the event of the bankruptcy or insolvency of one party, the agreement may be terminated by the other party. If Dow Pharmaceutical Sciences terminates the agreement for our breach, in addition to the loss of our rights to market and sell the Desonate Hydrogel product, we would be required to transfer and assign all related assets, including regulatory filings and approvals, to Dow Pharmaceutical Sciences.

•	Supply terms. In November 2003, we entered into a manufacturing and packaging agreement with BMS to manufacture our Desonate Hydrogel product in its Buffalo, New York facility. Under the agreement, we may use other manufacturers for Desonate Hydrogel. The per unit price is subject to adjustment from to time to time to reflect increases in the cost of raw materials, components, testing, labor and other factors. The term of the agreement is for five years after the first commercial sale of Desonate Hydrogel, after which it shall automatically renew for successive one year periods, unless six months’ prior written notice is given. Either party has the right to terminate the agreement on prior written notice, or if the other party fails to perform any material term of the agreement subject to prior written notice and an opportunity to cure.

Mometasone Hydrogel. In April 2005, we entered into a development and license agreement with Dow Pharmaceutical Sciences. Under the agreement, we have the exclusive, worldwide rights to manufacture, market and sell mometasone and an additional steroid that we may select, formulated in Dow Pharmaceutical Sciences’ patented Hydrogel formulation for the topical treatment of all human dermatological conditions. Subject to the exercise of an option, we also have exclusive rights to license and have Dow Pharmaceutical Sciences develop all other steroids in the Hydrogel formulation, with the financial terms of the license and development arrangement to be determined in good faith by the parties at the time of exercise. Dow Pharmaceutical Sciences has also granted us certain rights with respect to other non-steroid products in the Hydrogel formulation. Under the agreement, Dow Pharmaceutical Sciences is obligated under our supervision to develop our mometasone Hydrogel product candidate and the additional steroid product candidate and to make appropriate regulatory filings with the FDA.

We have paid Dow Pharmaceutical Sciences an aggregate of $0.5 million in license fees through May 31, 2005. We may be required to pay Dow Pharmaceutical Sciences up to an additional $3.5 million in license fees and milestone payments. The milestone payments are subject to the completion of specified events in the product development cycle. We also pay Dow Pharmaceutical Sciences development fees under this agreement, which depend upon the time and materials actually expended to develop the product and can vary depending upon the complexity of the project and applicable regulatory requirements. Due to the early stage of the development of this product candidate, we are unable to estimate the development fees at this time. If and when we begin commercial sales of our mometasone Hydrogel product candidate and the additional steroid product candidate, we will pay a royalty to Dow Pharmaceutical Sciences on net sales of the products, including minimum annual royalty amounts.

The license from Dow Pharmaceutical Sciences terminates upon the expiration of the licensed patent. Subject to prior written notice and an opportunity to cure, the agreement may be terminated earlier by either party if the other party fails to perform any material term of the agreement, or if the other party breaches specified provisions of the agreement. In the event of the bankruptcy or insolvency of one party, the agreement may be terminated by the other party. If Dow Pharmaceutical Sciences terminates the agreement for our breach, in addition to the loss of our rights to market and sell the mometasone Hydrogel and the additional steroid products, we would be required to transfer and assign all related assets, including regulatory filings and approvals, to Dow Pharmaceutical Sciences.

TNS Products. We are party to, or have rights under, the following agreements related to NouriCel-MD, the principal ingredient in our TNS products:

•	Acquisition and license terms. In January 2003, we purchased certain patent rights and obtained other intellectual property rights related to NouriCel-MD from the bankruptcy estate of ATS for a $5 million cash payment and a $2 million secured promissory note. The promissory note was repaid in March 2005. Our asset purchase from ATS superseded a license we had obtained in October 2000 from ATS for NouriCel-MD. As part of the acquisition, we also agreed to license certain intellectual property rights that relate to the process of extracting soluble human collagen to Inamed Corporation consistent with ATS’s previous licensing arrangement with Inamed. NouriCel-MD is a by-product of the production of collagen.

•

Supply terms. In December 2003, we entered into a manufacturing and supply agreement with Immucor, Inc. under which Immucor agreed to manufacture and supply us with NouriCel-MD from its Houston, Texas facility. The initial term of the agreement expires in December 2008 and it may be extended upon the agreement of the parties. The supply price from Immucor is fixed, but subject to an annual adjustment indexed to the consumer price index. Because NouriCel-MD solution is a by-product of the production of collagen, the agreement provides that if Immucor does not manufacture enough collagen for Inamed to produce NouriCel-MD as a byproduct, then the price of NouriCel-MD will be adjusted to reflect the increased cost. The agreement prohibits Immucor from supplying NouriCel-MD to another party. The agreement also provides that we may purchase a limited amount of NouriCel-MD from Smith & Nephew. Immucor has the right to terminate the agreement if we do not purchase the minimum requirement amount. In addition, either party has the right to terminate the agreement if the other party fails to perform any material term of the agreement subject to prior written notice and an opportunity to cure or if the other party has its corporate existence terminated by voluntary or involuntary dissolution.

In March 2003, we entered into a manufacturing and supply agreement with Smith & Nephew, in which Smith & Nephew agreed to manufacture, package and supply us with NouriCel-MD. Under the agreement, as amended in September 2004, we are required to purchase a minimum amount of NouriCel-MD from Smith & Nephew each month at a fixed price until September 2009. Smith & Nephew has retained the right to all collagen and other extra-cellular by-products produced in the production of NouriCel-MD. We also licensed a patent to Smith & Nephew to use in its business of developing skin tissue and cartilage wound care products. During the term of the agreement and for one year thereafter, without the consent of the other party, neither we nor Smith & Nephew can solicit or recruit any employee of the other. If we do not purchase the minimum amount required of NouriCel-MD, then Smith & Nephew will have the right to terminate the contract upon 30 days’ notice. Either party has the right to terminate the contract on 12 months’ notice to the other party, and either party can terminate the agreement if the other party fails to perform any material term of the agreement subject to prior written notice and an opportunity to cure or if the other party has its corporate existence terminated by voluntary or involuntary dissolution.

In June 2004, we entered into an agreement with Cambrex Bio Science Walkersville, Inc., Smith & Nephew and Inamed in which Cambrex agreed to develop cell banks that may enable us to continue to produce NouriCel-MD in the future, with the development costs to be shared by us, Smith & Nephew and Inamed. We paid Cambrex approximately $147,000 in 2004 in development costs under this agreement. We may be required to pay additional amounts to Cambrex in the future for further development services on a time and materials basis. The agreement expires on the earlier of June 2014 or the date of the completion of clinical trials required for regulatory approval of the cell bank. The agreement may be terminated earlier by a party if another party fails to perform any material term of the agreement, subject to prior written notice and an opportunity to cure. The agreement may also be terminated upon notice from Cambrex or notice from each of us, Smith & Nephew and Inamed.

Ceratopic. In June 2003, we obtained an exclusive license from the Osmotics Corporation for the use of its patent for skin barrier repair technology in any non-prescription product or formulation sold through physicians and medical spas in the U.S. and Canada for a license fee and royalty payments on products with ingredients covered by the patent. Osmotics agreed to accommodate all reasonable requests by us to provide technical assistance regarding the licensed patent and agreed not to assert against us any of its other patents. Osmotics also agreed to decrease the strengths of specified ingredients in its TriCeram and Crème de l’Extrême products, and after the launch of Ceratopic, to sell those products through channels other than physicians and medical spas. The agreement expires upon the expiration of the licensed patent in 2014. If we do not make certain minimum royalty payments, our license from Osmotics will become non-exclusive. We may terminate the agreement by giving prior notice. Either party has the right to terminate the agreement if the other party fails to perform any material term of the agreement subject to prior written notice and an opportunity to cure, or in the event of bankruptcy or insolvency of the other party.

Our Other Skin Care Products. Certain of our remaining cosmeceutical products are manufactured at either of two facilities in Chino, California under an agreement we entered into in July 2003 with Universal Packaging Systems, Inc. The agreement expires in July 2008, with an automatic five-year extension unless either party provides six months’ written notice of termination. If for any reason Universal Packaging Systems is unable to manufacture the products or to provide for sufficient quantities of the products, then after written notice and an opportunity to cure, we may have the products manufactured by anyone else. We also manufacture some of our cosmeceutical products at a facility in Azusa, California under a March 2003 manufacturing and supply agreement with Truett Laboratories, Inc., which expires in March 2006. If for any reason Truett is unable to manufacture the products or to provide for sufficient quantities of the products, then after written notice and an opportunity to cure, we may have the products manufactured by anyone else.

Distribution Arrangements

We distribute our pharmaceutical products through Integrated Commercialization Solutions, Inc., or ICS, a subsidiary of AmerisourceBergen Corporation, under a commercial outsourcing services agreement we entered into in February 2003. We distribute these products from ICS’s facility in Brooks, Kentucky under a commercial outsourcing services agreement that expires in February 2006, but may be extended upon mutual written agreement. Under the terms of the agreement, ICS provides warehousing, inventory management, distribution services, returns processing, shipping of samples of our pharmaceutical products, accounts receivable management, financial management and information technology services. We pay ICS both fixed and variable fees based on the services we receive. The agreement may be terminated earlier by either party if the other party fails to perform any material term of the agreement, subject to prior written notice and an opportunity to cure. In the event of the bankruptcy or insolvency of one party, the agreement may be terminated by the other party.

We sell our pharmaceutical products to leading pharmaceutical wholesalers, such as McKesson Corporation, Cardinal Health and AmerisourceBergen Corporation. During the year ended December 31, 2004 and the three months ended March 31, 2005, sales to McKesson and Cardinal Health each accounted for more than 10% of our total revenue. We distribute our cosmeceutical products ourselves from our warehouse in Carlsbad, California directly to our physician customers. In connection with that distribution process, we perform quality control and other inventory management procedures.

Competition

The market for products in the dermatology industry is characterized by intense competition, rapid product development and technological change driven by large pharmaceutical companies, biotechnology and drug discovery companies, dermal aesthetics companies and other participants. We compete and will compete in the pharmaceutical industry and the dermatology market in particular with specialty pharmaceutical companies, such as Bradley Pharmaceuticals, Inc., Connetics Corporation and Medicis Pharmaceutical Corporation, and other companies such as Allergan, Inc., Dermik Laboratories, which is a division of Sanofi-Aventis, Galderma Laboratories L.P., which is a joint venture between Nestlé S.A. and L’Oréal S.A., Inamed Corporation, Ortho-Neutrogena, which is a division of Ortho-McNeil Pharmaceuticals, Inc., Stiefel Laboratories Inc. and others. We also compete in the cosmeceutical and general skin care market with a variety of companies including Allergan, Inc., La Roche-Posay Laboratoire Pharmaceutique, a division of L’Oréal, Obagi Medical Products, Inc., PhotoMedex, Inc. (formerly Procyte Corporation), SkinCeuticals, Inc., Valeant Pharmaceuticals International, and others.

Although VANIQA is the only prescription product available in the U.S. for the reduction of unwanted facial hair in women, it competes against a variety of hair removal and hair retardant products and services, including electrolysis and laser hair removal. In addition, because VANIQA is a prescription product, we may have difficulty competing against products that are more readily available to consumers in over-the-counter form.

EpiQuin Micro competes and each of our pharmaceutical product candidates will compete with products produced by others to treat the targeted indications for our products. EpiQuin Micro competes with Tri-Luma®, the current market leader, which, in May 2005, had a 27.9% market share among branded hydroquinone products according to IMS Health. EpiQuin Micro also competes with various other branded and generic hydroquinone products. Although hydroquinone is the most prescribed treatment for hyperpigmentation, physicians have a variety of treatment options, including Retin-A Micro™ and over-the-counter products. In some cases, insurers and other third-party payors seek to encourage the use of generic products, making branded products less attractive from a cost perspective.

If launched, our NeoBenz Micro product candidates will compete with Triaz® from Medicis, Brevoxyl® from Stiefel Laboratories and ZoDerm® from Bradley Pharmaceuticals. If launched, our Hydrogel product candidates will compete with Dermatop® Emollient Cream from Dermik, Desowen® from Galderma and other potential products under development.

Our cosmeceutical products compete and each of our cosmeceutical product candidates will compete with other skin care lines offered both by physicians and sold over the counter in retail outlets. Some examples are: BioMedic® from La-Roche Posay, the Nu-Derm™ system from Obagi, Kinerase® from Valeant, various products from SkinCeuticals, M.D. Forté® and PREVAGE™ from Allergan, and Neova® from PhotoMedex.

In addition, as our competitors conduct their own product development programs, additional competitive pharmaceutical and cosmeceutical products may enter the market.

Patents and Proprietary Technology

Our commercial success will continue to depend in part on the patent rights we own, the patent rights we have licensed, the patent rights of our collaborators and suppliers, and the patent rights we plan to obtain related to future products we may market. Our goal is to obtain, maintain and enforce patent protection where available and appropriate for our products, compounds, formulations, processes, methods and other proprietary technologies invented, developed, licensed or acquired by us, preserve our trade secrets, and operate without infringing on the proprietary rights of other parties, both in the U.S. and in other countries.

As of April 18, 2005, we owned two U.S. patents, five pending U.S. patent applications, eight foreign patents, and 44 pending foreign patent applications (and five international PCT applications that have entered national phase). Additionally, as of the same date we had licensed rights to five U.S. patents, 55 foreign patents, 40 of which are sublicensed to Shire, and 14 pending foreign patent applications (and three international PCT applications that have entered national phase). We also hold license rights to other patents and patent applications owned by Smith & Nephew. Some of the limitations of the various licenses to the patents and applications are described in the following paragraphs and above under the heading “—Commercial Arrangements.”

The patents that we own or have rights to through license agreements related to VANIQA are:

•	U.S. Patent No. 5,648,394, entitled “Topical Composition for Inhibiting Hair Growth,” which expires in 2014, a formulation patent which covers VANIQA under a license from Gillette, and limited to the indication of treating unwanted facial hair in women. We similarly have rights to two foreign pending applications and 33 foreign granted patents, which expire in 2013 through 2015 and correspond to the subject matter of U.S. Patent No. 5,648,394. However, because we are a successor in interest to Women First’s December 2003 agreement with Shire, 22 of these foreign granted patents are sublicensed to Shire, and we have no current rights to them.

•	U.S. Patent No. 6,730,809, entitled “Process for the Production of Alpha-Difluoromethyl Ornithine,” which expires in 2022, which, if used, would cover methods of manufacturing the active ingredient in VANIQA, a-difluoromethylornithine, or DFMO. We own this patent, one pending U.S. application, 14 pending foreign applications and two foreign granted patents, which expire in 2022 (and one international PCT application that has entered national phase), which correspond to the subject matter in U.S. Patent No. 6,730,809.

We also own U.S. Patent Application Serial No. 10/219,087, entitled “Topical Composition for Follicular Delivery of an Ornithine Decarboxylase Inhibitor,” which, if relied upon, would cover alternative compositions and methods using ornithine decarboxylase inhibitors, such as the active ingredient in VANIQA product, with specified enhancers. Our current formulation for VANIQA does not include any such enhancers. We also own two foreign granted patents and 13 foreign patent applications (and one international PCT application that has entered national phase), which correspond to the subject matter in U.S. Patent No.

Application Serial No. 10/219,087. We also have rights to 22 foreign patents (and one international PCT application that has entered national phase) that correspond to the subject matter of U.S. Patent No. 4,720,489, entitled “Hair Growth Modification with Ornithine Decarboxylase Inhibitors,” under a license from Gillette and limited to the indication of VANIQA for the treatment of unwanted facial hair in women. These patents cover methods of using an ornithine decarboxylase inhibitor, such as the active ingredient in VANIQA, to reduce the rate and alter the character of human hair growth. The patent term of U.S. Patent No. 4,720,489, although included in our license from Gillette, expired in January 2005. Foreign patents corresponding to the subject matter of U.S. Patent No. 4,720,489 will expire in October 2005, with the exception of those in Canada and the Philippines, which will expire in 2006 and 2009, respectively. Eighteen of these foreign granted patents are sublicensed to Shire, and we have no current rights to them.

The patents and patent applications that we own or have rights to through license agreements related to NouriCel-MD, the key ingredient in our TNS line of products, are:

•	U.S. Patent No. 6,372,494, entitled “Methods of Making Conditioned Cell Culture Medium Compositions,” which expires in 2019, covers methods of making NouriCel-MD, a combination of a cell-culture conditioned medium and a pharmaceutical carrier. We own this patent along with one pending U.S. patent application related to U.S. Patent No. 6,372,494, which contains method of use claims that, if issued, would cover specified uses of NouriCel-MD and will expire in 2019. We own one international PCT application that has entered national phase, three foreign national patents and eight foreign pending patent applications that correspond to the subject matter of U.S. Patent No. 6,372,494. In addition, we own a separate pending U.S. patent application and seven foreign national patent applications (and one international PCT application that has entered national phase), which if issued would cover specified compositions of matter related to NouriCel-MD, and expire in 2022. As part of our acquisition of U.S. Patent No. 6,372,494 and related patents and patent applications, we are obligated to grant Inamed Corporation a royalty free worldwide license to any claims to a process of extracting soluble human collagen to the extent that we obtain any claims in a patent application based on the PCT application, but not to any rights to make or use Nouricel-MD.

•	U.S. Patent No. 4,963,489, entitled “Three-dimensional Cell and Tissue Culture System,” has claims directed to a living stromal tissue; this tissue may be used in processes covered by U.S. Patent No. 6,372,494. U.S. Patent No. 4,963,489 expires in October 2007 and is licensed through our agreement with ATS and subsequently Smith & Nephew, in which we have exclusive rights, limited to the worldwide cosmetic and aesthetic market for dermatological and aesthetic applications regardless of regulatory designation or jurisdiction, including without limitation, cosmetic skin care and hair growth applications, but not including the market for cosmetic surgery for skin tissue defects or post-surgical skin tissue rehabilitation, medical care and treatment of skin tissue wounds, or collagen-based human injectable products and applications.

•	U.S. Patent No. 5,266,480, entitled “Three-dimensional Skin Culture System,” has claims directed to cell cultures grown on the tissue of U.S. Patent No. 4,963,489 where the process of growing the cell cultures produces as byproduct a conditioned medium used in the preparation of NouriCel-MD. This patent expires in November 2010; and is licensed through our agreement with ATS and subsequently Smith & Nephew, and our licensing rights are subject to the same limitations as our license to U.S. Patent No. 4,963,489 described above.

We also hold license rights to other patents and patent applications owned by Smith & Nephew, including all U.S. patent applications and patents, all international applications, and all foreign applications and foreign patents, including all divisions, renewals, continuations, continuations-in-part, extensions, substitutions or equivalent international intellectual property assets, owned in part or in whole by Smith & Nephew, that claim priority from U.S. Patent No. 4,963,489 or U.S. Patent No. 5,266,480, or that claim subject matter necessary to make, use, offer for sale, sell or import any material, substance or composition to the extent necessary to operate activities under licensed U.S. Patent Nos. 4,963,489 and 5,266,480.

U.S. Patent No. 4,963,489 is currently in the early stages of a re-examination by the PTO. All the claims under re-examination cover a living stromal tissue, a three-dimensional framework inoculated with cells from connective tissue, involved in a process that produces as by-product the medium used in our NouriCel-MD composition. The claims under reexamination do not cover our NouriCel-MD composition or the entire process that produces it.

The other U.S. and foreign patent applications in our patent portfolio that we own are directed generally to vitamin C compositions. Patents that issue from our pending U.S. application, if any, will expire in 2020.

The patents that we license related to Ceratopic are U.S. Patent No. 5,643,899, which expires in 2014, and Canadian patent 2,137,001, which expires in 2013. We obtained these patent rights through our license agreement with Osmotics for non-prescription products or formulations marketed or sold to physicians and medical spas in the U.S. and Canada, which cover Ceratopic and any other products we may develop that are covered by the licensed patents.

For Desonate Hydrogel, we have exclusive U.S. rights to U.S. Patent No. 6,387,383, which expires in 2020, to develop, market and sell Hydrogel products containing desonide as the sole active ingredient for the treatment of all human dermatologic conditions in the U.S. through our license agreement with Dow Pharmaceutical Sciences. In addition, through a subsequent license agreement with Dow Pharmaceutical Sciences we obtained exclusive U.S. and worldwide rights under U.S. Patent No. 6,387,383 and foreign counterparts thereof to develop, market, import, and export Hydrogel products containing a steroid, mometasone, as the sole active ingredient for the treatment of all human dermatologic conditions, with the option to license additional steroid Hydrogel products.

Cardinal Health’s Microsponge technology is used in EpiQuin Micro and planned to be used in our EpiQuin Micro DelPouch, NeoBenz Micro cream, NeoBenz Micro wash and NeoBenz Micro DelPouch product candidates. While we do not currently own or have a patent license from Cardinal Health or EDT, the Microsponge technology is manufactured by Cardinal Health under U.S. Patent No. 4,690,825, which expires in October 2005, and U.S. Patent No. 5,145,675, which expires in September 2009. Under our agreement with EDT for EpiQuin Micro, we have the exclusive right to purchase hydroquinone (4%) with retinol (0.15%) with the Microsponge technology for sale in the U.S. for the treatment of hyperpigmentation.

Our EpiQuin Micro DelPouch, NeoBenz Micro cream, NeoBenz Micro wash and NeoBenz Micro DelPouch product candidates will incorporate Cardinal Health’s DelPouch technology. While we do not currently own the DelPouch technology or have a patent license from Cardinal Health, the DelPouch technology will be manufactured by Cardinal Health under U.S. Patent No. 6,007,264, which expires in 2018. Under our agreements with Cardinal Health, we have the exclusive rights to purchase EpiQuin Micro and NeoBenz Micro with the DelPouch technology for sale in the U.S. Our rights to EpiQuin Micro DelPouch are limited to the field of skin pigmentation disorders, and our exclusive rights to each of the EpiQuin and NeoBenz products and product candidates described above are limited to prescription pharmaceutical products. Cardinal Health has also retained the right to use its Microsponge and DelPouch technologies for over-the-counter products sold to consumers without a prescription. In addition, our exclusive rights to purchase NeoBenz Micro creams and NeoBenz Micro washes are subject to Cardinal Health’s right to continue to supply benzoyl peroxide products with its Microsponge technology to two of its existing customers.

While we hold rights under patents we own or have licensed, or have certain exclusive rights to purchase patented technology through our supply agreements, for various aspects of technology related to our VANIQA, EpiQuin Micro, NeoBenz Micro, Ceratopic, Vitamin C and Desonate Hydrogel products and product candidates, these rights will not prevent a third party from directly competing with us with products that are not specifically covered by our owned or licensed patents. For example, our VANIQA, EpiQuin Micro, NeoBenz Micro, Ceratopic, Vitamin C and Desonate Hydrogel products contain the key ingredients DFMO, hydroquinone, benzoyl peroxide, ceramide, Vitamin C and desonide, respectively, each of which currently is available, or may be made available, generically in various formulations which prevents any current or future patent coverage on all uses of these ingredients.

Our policy is to actively seek, where appropriate, intellectual property protection for our products, proprietary information and proprietary technology through a combination of contractual arrangements and laws, including patents, both in the U.S. and elsewhere in the world. We regard as critical to our success and competitive position the protection of patents, trademarks and other proprietary rights that we own, license or benefit from, such as our collaborators and suppliers’ patents, trade secrets and other proprietary rights. Laws and contractual restrictions, however, may not be sufficient to prevent unauthorized use or misappropriation of our technology from us, our collaborators and suppliers, or to deter others from independently developing products that are substantially equivalent or superior to our products.

Due to the length of time and expense associated with bringing new pharmaceutical and other products to market, we recognize that there are considerable benefits associated with developing, licensing or acquiring products that are protected by existing patents or for which patent protection can be obtained. We intend to continue to apply for patent protection for new technology we develop whenever we determine that the benefit of patent protection is available and appropriate.

Our ability to assert our patents against a potential infringer depends on our ability to detect infringements, which may be especially difficult with patents covering methods of manufacturing. Further, many countries, including some European countries, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties in some circumstances. In addition, most countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may be limited to monetary relief and may be unable to enjoin infringement, which could materially diminish the value of the patent. Moreover, the legal systems of some countries, particularly developing countries, do not favor the aggressive enforcement of patents and other intellectual property protections, which makes it difficult to stop infringement.

We depend upon the skills, knowledge and experience of our scientific and technical personnel, as well as that of our advisors, consultants and other contractors, and those of our collaborators and suppliers. To help protect our proprietary know-how that is not patentable, and for inventions for which patents may be difficult to enforce, we rely on trade secret protection and confidentiality agreements to protect our interests. To this end, we require our employees, consultants and advisors to enter into confidentiality agreements which prohibit the disclosure of confidential information and, where applicable, require disclosure and assignment to us of the ideas, developments, discoveries and inventions important to our business. Additionally, these confidentiality agreements require that our employees, consultants and advisors do not bring to us, or use without proper authorization, any third party’s proprietary technology.

While we intend to take the actions that we believe are necessary to protect our proprietary rights, we may not always be successful in doing so. We also depend on our licensors, collaborators and suppliers to protect a substantial portion of our proprietary rights. For example, Cardinal Health, the owner of the Microsponge technology, and Dow Pharmaceutical Sciences, the owner of the Hydrogel technology, are, and any future licensors and collaborators may be, primarily or wholly responsible for the maintenance of patents and prosecution of patent applications relating to the technology obtained from them. We have limited, if any, control over the amount or timing of resources these entities devote on our behalf or the priority they place on maintaining these patent rights and prosecuting these patent applications to our advantage. In addition, we and our licensors, collaborators and suppliers may face challenges to the validity and enforceability of proprietary rights and may not prevail in any litigation regarding those rights. As a result, these patents may be narrowed in scope, deemed unenforceable or invalidated and may fail to provide us with any market exclusivity or competitive advantage even after significant investment in efforts to obtain and maintain a meaningful competitive patent position.

Government Regulation

Governmental authorities in the U.S. and other countries extensively regulate the testing, manufacturing, labeling, storage, record-keeping, advertising, promotion, export, marketing and distribution, among other things, of pharmaceutical products. In the U.S., the FDA, under the FDC Act and other federal statutes and their implementing regulations, subjects pharmaceutical products to rigorous review. If we do not comply with applicable requirements, we may be fined, the government may refuse to approve our marketing applications or allow us to manufacture or market our products, our products may be seized or their distribution in commerce enjoined and we may be criminally prosecuted.

We and our third-party manufacturers and clinical research organizations may also be subject to regulations under other federal, state, and local laws, including the Occupational Safety and Health Act, the Environmental Protection Act, the Clean Air Act and import, export and customs regulations as well as the laws and regulations of other countries.

FDA Approval Process

The manufacture and sale of cosmetics and drugs are subject to regulation principally by the FDA and state and local authorities in the U.S., and by comparable agencies in certain foreign countries. The Federal Trade Commission, or FTC, and state and local authorities regulate the advertising of OTC drugs and cosmetics. The FDC Act and the regulations promulgated thereunder, and other federal and state statutes and regulations, govern, among other things, the testing, manufacture, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion of our products.

In general, products falling within the FDC Act’s definition of “new drugs” require premarketing clearance by the FDA. Products falling within the FDC Act’s definition of “cosmetics” or of “drugs” that are not “new drugs” and that are generally recognized as “safe and effective” do not require premarketing clearance.

We use the term “cosmeceuticals” for marketing purposes. Our cosmeceutical, physician-dispensed products are considered cosmetics according to the FDC Act definition, and are subject to FDA regulations for cosmetics. Under the FDC Act, cosmetics are defined as articles applied to the human body to cleanse, beautify or alter the appearance. The manufacturing of cosmetics is subject to the misbranding and adulteration sections of the FDC Act applicable to cosmetics. Cosmetics are not subject to premarket approval by the FDA, but the product and ingredients must be tested to assure safety. If the product or ingredients are not tested for safety, a specific warning is required. The FDA monitors compliance of cosmetic products through random inspections of cosmetic manufacturers and distributors. The FDA utilizes an “intended use” doctrine to determine whether a product is a drug or cosmetic by the labeling claims made for the product. If a cosmetic product is intended to treat a disease condition or to affect the structure or any function of the human body, the FDA will regulate the product as a drug rather than as a cosmetic. The product will then be subject to all drug requirements under the FDC Act. The labeling of cosmetic products is subject to the requirements of the FDC Act, the Fair Packaging and Labeling Act and other FDA regulations.

The steps required before a “new drug” may be marketed in the U.S. include (i) preclinical laboratory and animal testing, (ii) submission to the FDA of an Investigational New Drug, or IND, application, which must become effective before clinical trials may commence, (iii) adequate and well-controlled clinical trials to establish the safety and efficacy of the drug, (iv) submission to the FDA of a New Drug Application, or NDA, and (v) FDA approval of the NDA prior to any commercial sale or shipment of the drug. In addition to obtaining FDA approval for each product, each domestic drug-manufacturing establishment must be registered with the FDA. Drug product manufacturing establishments located in California also must be licensed by the State of California in compliance with separate regulatory requirements.

Preclinical testing is generally conducted on laboratory animals to evaluate the potential safety and the efficacy of a drug. The results of these studies are submitted to the FDA as a part of an IND application, which must be approved before clinical trials in humans can begin. Typically, clinical evaluation involves a time consuming and costly three-phase process. In Phase I, clinical trials are conducted with a small number of subjects to determine the early safety profile, the pattern of drug distribution and metabolism. In Phase II, clinical trials are conducted with groups of patients afflicted with a specific disease to determine preliminary efficacy, optimal dosages and expanded evidence of safety. In Phase III, large-scale, multi-center, comparative trials are conducted with patients afflicted with a target disease to provide sufficient data to demonstrate the efficacy and safety required by the FDA. The FDA closely monitors the progress of each of the three phases of clinical trials and may, at its discretion, re-evaluate, alter, suspend or terminate the testing based upon the data that have been accumulated to that point and its assessment of the risk/benefit ratio to the patient.

In general, FDA approval is required before a new drug product may be marketed in the U.S. However, many OTC drugs are exempt from the FDA’s premarketing approval requirements. In 1972, the FDA instituted the ongoing OTC Drug Review to evaluate the safety and effectiveness of OTC drug ingredients in the market. Through this process, the FDA issues monographs that set forth the specific active ingredients, dosages, indications and labeling statements for OTC drug ingredients that the FDA will consider generally recognized as safe and effective for OTC use and therefore not subject to premarket approval. OTC drug ingredients are classified by the FDA in one of three categories: Category I ingredients which are deemed generally recognized as “safe and effective and not misbranded” for OTC use; Category II ingredients which are deemed “not generally recognized as safe and effective or would result in misbranding” for OTC use; and Category III ingredients which are those for which “available data is insufficient” to classify them in Category I or II. Based upon the results of ongoing studies, the FDA may reclassify all Category III ingredients as Category I or Category II ingredients. For most categories of OTC drugs not yet subject to a final monograph, the FDA usually permits such drugs to continue to be marketed until a final monograph becomes effective, unless the drug will pose a potential health hazard to consumers. The FDA’s policy also generally applies to prescription drugs containing the same active ingredients as a marketed OTC product for the same or similar uses as the OTC product. Drugs subject to final monographs, as well as drugs that are subject only to proposed monographs, are subject to various FDA regulations concerning, for example, manufacturing in accordance with current good manufacturing practice requirements, or cGMPs, general and specific labeling requirements and prohibitions against promotion for conditions other than those stated in the labeling apply. Drug manufacturing facilities are subject to FDA inspection, and failure to comply with applicable regulatory requirements may lead to administrative or judicially imposed penalties.

Our EpiQuin Micro branded product has not been approved by the FDA. It contains the active ingredient hydroquinone at a 4% concentration and is sold on a prescription basis. We believe that EpiQuin Micro, as it is promoted and intended by us for use, does not require FDA approval, because it is generally recognized as safe and effective and thus exempt from being considered a “new drug.” The FDA may take a contrary position. If the FDA were to do so, we may be required to seek FDA approval for EpiQuin Micro, market it as an OTC product or withdraw it from the market. In 1992, with the concurrence of the FDA, the industry initiated dermatologic metabolism and toxicity studies to fully support hydroquinone’s OTC Category I status at a concentration of 1.5% to 2.0%. Notwithstanding the pendency or results of these tests, the FDA may elect to classify hydroquinone as a Category II ingredient. If hydroquinone is not maintained as a Category I or Category III ingredient, we might be required to cease marketing the prescription EpiQuin Micro branded product and could be subject to product liability claims. An adverse decision by the FDA on the safety of hydroquinone could harm our business, financial condition and results of operations. Even if the FDA determines that hydroquinone at 1.5% to 2% is generally recognized as safe and effective, this finding would not necessarily apply to our 4% hydroquinone product. Therefore, the FDA could require that we reformulate our product to 1.5% to 2% and sell it OTC or submit a new drug application for a 4% product. It is possible that we might not be allowed to continue to market our 4% product while we sought FDA approval.

Notwithstanding the pendency of the FDA’s OTC review of hydroquinone, the FDA could nevertheless require us to stop selling EpiQuin Micro if, for example, new safety or effectiveness issues arise, if another company obtains approval of a single-entity prescription hydroquinone product or for other reasons including changes to FDA policies.

For our NeoBenz Micro product candidates, the active ingredient of benzoyl peroxide has been classified as a Category III ingredient under a tentative final FDA monograph for over-the-counter use in treatment of labeled conditions. The FDA has requested, and a task force of the Consumer Healthcare Products Association, or CHPA, a trade association of over-the-counter drug manufacturers, has undertaken further studies to confirm that benzoyl peroxide is not a tumor promoter when tested in conjunction with ultra violet light exposure. The NeoBenz Micro products, which we plan to sell on a prescription basis, have the same ingredients at the same dosage levels as the over-the-counter products. When the FDA issues the final monograph, we may be required by the FDA to sell NeoBenz as an over-the-counter drug unless we file an NDA covering our product or otherwise justify, to the FDA’s satisfaction, the continued marketing of the product as a prescription drug. The FDA does not permit the same drug at the same strength to be marketed as both an OTC drug and a prescription drug for the same indications. In addition, adverse test results could result in the withdrawal of NeoBenz from marketing. An adverse decision by the FDA with respect to the safety of benzoyl peroxide could result in the assertion of product liability claims against us and could have a material adverse effect on our business, financial condition and results of operations.

Our EpiQuin Micro and NeoBenz Micro branded pharmaceutical products may also be required to meet certain composition and labeling requirements established by the FDA in its OTC review for products containing the respective active ingredients in our products, in order to maintain our position that they are generally recognized as safe and effective prescription drug products. We believe that our products will be in compliance with those standards, when and if they are established, but the FDA may take a contrary position.

We are also subject to foreign regulatory authorities governing clinical trials and pharmaceutical sales for sales of our products outside the U.S. Whether or not FDA approval has been obtained, approval of a pharmaceutical product by the comparable regulatory authorities of foreign countries may be required to be obtained prior to the commencement of marketing the product in those countries. The approval process varies from country to country, the approval process time required may be longer or shorter than that required for FDA approval, and any foreign regulatory agency may refuse to approve any product we submit for review.

Section 505(b)(2) New Drug Applications

As an alternate path to FDA approval for new or improved formulations of previously approved products, a company may file a Section 505(b)(2) NDA. Section 505(b)(2) of the FDC Act was enacted as part of the Drug Price Competition and Patent Term Restoration Act of 1984, otherwise known as the Hatch-Waxman Amendments. Section 505(b)(2) permits the filing of an NDA where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference. The Hatch-Waxman Amendments permit the applicant to rely upon certain preclinical or clinical studies conducted for an approved product. The FDA may also require companies to perform additional studies or measurements to support changes from the approved product.

To the extent that a Section 505(b)(2) applicant is relying on studies conducted for an already approved product, the applicant is required to certify to the FDA concerning any patents listed for the approved product in the FDA’s Orange Book publication. Specifically, the applicant must certify that:

•	the required patent information has not been filed;

•	the listed patent has expired;

•	the listed patent has not expired, but will expire on a particular date and approval is sought after patent expiration; or

•	the listed patent is invalid or will not be infringed by the new product.

A certification that the new product will not infringe the already approved product’s listed patents or that its patents are invalid is called a paragraph iv certification. If the applicant does not challenge the listed patents, the Section 505(b)(2) application will not be approved until all the listed patents claiming the referenced product have expired. The Section 505(b)(2) application also will not be approved until any non-patent exclusivity, such as exclusivity for obtaining approval of a new chemical entity, listed in the Orange Book for the referenced product has expired.

If the applicant has provided a paragraph iv certification to the FDA, the applicant must also send notice of the paragraph iv certification to the existing NDA holder and the patent holders once the applicant’s NDA has been accepted for filing by the FDA. The existing NDA holder and the patent holders may then initiate a legal challenge to the paragraph iv certification. The filing of a patent infringement lawsuit within 45 days of the FDA’s receipt of a paragraph iv certification automatically prevents the FDA from approving the Section 505(b)(2) NDA until the earlier of 30 months, expiration of the patent, settlement of the lawsuit or a decision in the infringement case that is favorable to the Section 505(b)(2) applicant. Thus, the Section 505(b)(2) applicant may invest a significant amount of time and expense in the development of its products only to be subject to significant delay and patent litigation before its products may be commercialized. Alternatively, if the listed patent holder does not file a patent infringement lawsuit within the required 45-day period, the applicant’s NDA will not be subject to the 30-month stay.

We are pursuing a 505(b)(2) application for Desonate Hydrogel. The reference listed drug is Galderma’s Desowen Lotion. We believe all patents related to Desowen Lotion have expired and we will not be obligated to provide a paragraph iv certification to the FDA or any other party. We also intend to pursue a 505(b)(2) application for our mometasone Hydrogel product candidate, although we have not chosen a reference listed drug.

Other Regulatory Requirements

We are subject to a number of post-approval regulatory requirements. If we seek to make certain changes to an approved product, such as VANIQA, by promoting or labeling a product for a new indication, making certain manufacturing changes or product enhancements or adding labeling claims, we will need FDA review and approval before the change can be implemented. While physicians may use products for indications that have not been approved by the FDA, we may not label or promote the product for an indication that has not been approved. Securing FDA approval for new indications or product enhancements and, in some cases, for manufacturing and labeling claims, is generally a time-consuming and expensive process that may require us to conduct clinical studies under the FDA’s investigational new drug regulations. Even if studies are conducted, the FDA may not approve any change in a timely fashion, or at all. In addition, adverse experiences associated with use of the products must be reported to the FDA, and FDA rules govern how we can label, advertise or otherwise commercialize our products.

The FDA also may, in its discretion, require post-marketing testing and surveillance to monitor the effects of approved products or place conditions on any approvals that could restrict the commercial applications of these products.

In addition to FDA restrictions on marketing of prescription products, several other types of state and federal laws have been applied to restrict certain marketing practices in the pharmaceutical industry in recent years. These laws include anti-kickback statutes and false claims statutes. The federal healthcare program anti-kickback statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce or in return for purchasing, leasing, ordering or arranging for the purchase, lease or order of any healthcare item or service reimbursable under Medicare, Medicaid or other federally financed healthcare programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers on the other. Violations of the anti-kickback statute are punishable by imprisonment, criminal fines, civil monetary penalties and exclusion from participation in federal healthcare programs. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution or other regulatory sanctions, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exemption or safe harbor.

Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to have a false claim paid. Recently, several pharmaceutical and other healthcare companies have been prosecuted under these laws for allegedly inflating drug prices they report to pricing services, which in turn are used by the government to set Medicare and Medicaid reimbursement rates, and for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. In addition, certain marketing practices, including off-label promotion, may also violate false claims laws. The majority of states also have statutes or regulations similar to the federal anti-kickback law and false claims laws, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor.

In addition, we and the third-party manufacturers on which we rely for the manufacture of our products are subject to requirements that drugs be manufactured, packaged and labeled in conformity with cGMPs. To comply with cGMPs, manufacturers must continue to spend time, money and effort to meet requirements relating to personnel, facilities, equipment, production and process, labeling and packaging, quality control, recordkeeping and other requirements. The FDA periodically inspects drug manufacturing facilities to evaluate compliance with cGMPs.

Also, as part of the sales and marketing process, pharmaceutical companies frequently provide samples of approved drugs to physicians. This practice is overseen by the FDA and other governmental authorities, under regulations that include requirements concerning record keeping and control procedures.

Our third-party manufacturers are also subject to extensive governmental regulation. The FDA mandates that prescription pharmaceuticals be manufactured, packaged and labeled in conformity with current drug cGMPs and that cosmeceuticals be manufactured to as not to violate the adulteration and misbranding sections of the FDC Act applicable to cosmetic products. In complying with cGMPs, manufacturers must continue to expend time, money and effort in production, record keeping and quality control to ensure that products they produce meet applicable specifications and other requirements to ensure product safety and efficacy. Our standard procedure is to annually conduct a formal quality assurance audit of all our contract manufacturers.

Employees

As of June 30, 2005, we employed 110 full-time and four part-time employees, all located within the U.S. Of our total workforce as of June 30, 2005, 77 full-time and four part-time employees worked in our sales and marketing organization. Our remaining 33 full-time employees worked in clinical, regulatory and development, business development, human resources, finance, operations and administration. None of our employees are represented by a collective bargaining agreement. There are no pending labor-related legal actions against us filed with any state or federal agency. We believe our employee relations are good.

Facilities

Our corporate headquarters are located in Carlsbad, California where we occupy approximately 17,500 square feet under leases expiring in March 2006 at an aggregate monthly cost of approximately $25,000. Of the 17,500 square feet under lease, 15,000 square feet comprise our headquarters office space and 2,500 square feet comprise our warehouse space. Our warehouse facility is registered with the California State Board of Pharmacy and is used to distribute our cosmeceutical products. We have an option to extend the leases for an additional two years.

We believe that our existing facilities are adequate for our current needs through the end of the term of the lease agreement. When our leases expire, we may exercise our renewal options or look for additional or alternate space for our operations and we believe that suitable additional or alternative space will be available in the future on commercially reasonable terms.

Legal Proceedings

We are not currently a party to any material legal proceedings.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors:

Name	Age	Position
Rex Bright	65	President, Chief Executive Officer and Director
Diane S. Goostree	49	Senior Vice President, Corporate Development
Thomas H. Insley	54	Senior Vice President and Chief Financial Officer
Ronald Trancik, Ph.D.	65	Vice President, Research and Development
Dennie W. Dyer	60	Vice President, Operations
Theodore Schwarz	42	Vice President, Cosmeceutical Sales and Marketing
Dianne Denton	42	Vice President, Pharmaceutical Marketing
Christopher J. Foy	49	Vice President, Pharmaceutical Sales
David F. Hale (1)	56	Director and Chairman of the Board
Eric Aguiar, M.D. (2)	43	Director
Graham D. S. Anderson (2)	40	Director
Brian H. Dovey (1)	63	Director
Richard E. Fitzpatrick, M.D.	60	Director
Cam L. Garner (2)	57	Director
Adele C. Oliva (2)(3)	39	Director
William A. Roper, Jr. (3)	59	Director
Andrew N. Schiff, M.D. (1)(3)	39	Director

(1)	Member of the compensation committee.
(2)	Member of the nominating/corporate governance committee.
(3)	Member of the audit committee.

Executive Officers

Rex Bright has served as our President and Chief Executive Officer since October 2001. He has been a member of our board of directors since January 2002. From October 1987 to May 2001, Mr. Bright was President and Principal of Seabright Associates, a consulting firm serving the biotechnology and pharmaceutical industries. After leaving Seabright Associates and until joining us as President and Chief Executive Officer, Mr. Bright was retired. From August 1985 to October 1987, he was President of Allergan Skin Care, Inc., a subsidiary of SmithKline Beecham. Mr. Bright held various other positions with SmithKline Beecham from January 1982 to August 1985. From February 1964 to February 1982, he also held various positions with Ortho Pharmaceutical Corporation, a division of Johnson & Johnson. Mr. Bright is a member of the American Academy of Dermatology. He received a Bachelor of Arts degree in Business Administration and Marketing from Drury College.

Diane S. Goostree has served as our Senior Vice President, Corporate Development since September 2002. She was a business development consultant to us from May 2002 to September 2002. She was formerly Vice President, Business Development for Elan Pharmaceuticals, Inc., from November 2000 to May 2002, and held various positions with Dura Pharmaceuticals from September 1995 to November 2000, the most recent as Vice President, Business Development from January 2000 to November 2000. Ms. Goostree previously held several senior executive positions at predecessor companies to Sanofi Aventis, a pharmaceutical company, from 1984 to 1995. Ms. Goostree received a Bachelor of Science degree in Chemical Engineering from the University of Kansas and a Masters in Business Administration from the University of Missouri at Kansas City.

Thomas H. Insley has served as our Chief Financial Officer since June 2003 and a Senior Vice President since January 2005. From June 2002 to May 2003, Mr. Insley served as Chief Financial Officer and as a member of the Board of Directors of Molecular Imaging Corporation. Until October 2001, Mr. Insley held various positions with PricewaterhouseCoopers LLP, a public accounting firm, for 29 years, where he most recently served five years as managing partner of the San Diego office. Mr. Insley was retired from October 2001 until he joined Molecular Imaging Corporation. Currently, Mr. Insley serves on the Board of Trustees and as Chair of the Audit Committee of The Scripps Research Institute. Mr. Insley also maintains an active license to practice as a Certified Public Accountant in California. Mr. Insley received a Bachelor of Arts degree in Accounting from Franklin & Marshall College in Lancaster, Pennsylvania.

Ronald Trancik, Ph.D. has served as our Vice President, Research and Development since June 2004. Dr. Trancik has an extensive background in the development of dermatologic products. Prior to joining us, he was a consultant from April 2004 to May 2004. He served as a Senior Director at Pfizer, a pharmaceutical company, from May 2003 to March 2004. Dr. Trancik served as Senior Director/Project Leader, Urology and Senior Director, Clinical & Medical Affairs, Dermatology at Pharmacia, a pharmaceutical company, from April 1996 to April 2003, as a Senior Scientist, Clinical Research, Dermatology for Pfizer Laboratories from October 1993 to March 1996. Previously, Dr. Trancik also held research and development positions at Alcon, a pharmaceutical company, and Galderma Laboratories, where he was involved in global product development for dermatologic products. He also worked at 3M Pharmaceuticals where he managed clinical support for numerous projects in dermatology. Dr. Trancik received a Bachelor of Science degree in Chemistry from Wayne State University and Doctor of Philosophy and Master of Science degrees in Organic Chemistry and Chemistry, respectively, from the University of Illinois.

Dennie W. Dyer has served as our Vice President, Operations since November 2002. Mr. Dyer was previously Manager of Facilities for PacifiCare Health Systems from April 1998 to November 2002. He has 35 years of experience in the pharmaceutical industry, including senior management positions with several dermatology-focused pharmaceutical companies such as Allergan Skin Care, Neutrogena, Oclassen Pharmaceuticals and Watson Pharmaceuticals. Mr. Dyer received a Bachelor of Science degree in Microbiology from California State University, Long Beach and a Master of Business Administration from Pepperdine University.

Theodore Schwarz has served as our Vice President, Cosmeceutical Sales and Marketing since January 2005. Mr. Schwarz served as Vice President of Sales for La Roche-Posay, a cosmeceutical division of L’Oréal, from January 2004 to January 2005. From January 2002 to January 2004, Mr. Schwarz was the Global Strategic Marketing and Business Development Manager at Galderma International, France. Before his position at Galderma International, France, Mr. Schwarz spent 11 years at Galderma Laboratories in managerial and sales positions. Mr. Schwarz received a Bachelor of Arts degree in Marketing/Business from Michigan State University.

Dianne Denton has served as our Vice President, Pharmaceutical Marketing since February 2005 and was previously our Executive Director, Strategic Marketing, beginning in September 2003. From March 1999 to September 2003, she held various positions with Siemens Medical Solutions’ Nuclear Medicine Group, including Manager of Operations Business Development from May 2001 to September 2003, and Manager of New Business Development from March 1999 to May 2001. Ms. Denton’s past positions include various managerial and director-level positions at Abbott Laboratories. She received her Bachelor of Science degree in Physical Therapy from Northern Illinois University and a Master of Business Administration degree in Finance and Marketing from the University of Chicago’s Graduate School of Business.

Christopher J. Foy has served as our Vice President, Pharmaceutical Sales since February 2005. Prior to that, he was our Executive Director, Field Sales beginning in April 2004 and our Executive Director, National Accounts beginning in July 2003. From November 2002 to July 2003, Mr. Foy was Western Regional Sales Manager for INO Therapeutics, Inc., a pediatric pharmaceutical company. Prior to that, Mr. Foy spent 23 years with GlaxoSmithKline, most recently as Regional Vice President, Managed Care. Mr. Foy received a Bachelor of Science degree in Business Administration from Northeastern Oklahoma State University.

Board of Directors

David F. Hale has been the Chairman of our board of directors since March 2003. Mr. Hale has served as President and Chief Executive Officer of CancerVax Corporation, a biotechnology company, since October 2000 and as a director of CancerVax since December 2000. Prior to joining CancerVax, he was President and Chief Executive Officer of Women First HealthCare, Inc., a pharmaceutical company from January 1998 to May 2000. Mr. Hale served as President, Chief Executive Officer and Chairman of Gensia Inc., a pharmaceutical company which became Gensia Sicor and which was sold to Teva Pharmaceutical Industries Limited in 2004, from May 1987 to November 1997. Prior to joining Gensia, Mr. Hale was President and Chief Executive Officer of Hybritech Inc. Mr. Hale serves on the board of directors of Santarus, Inc., a specialty pharmaceutical company, and Metabasis Therapeutics, Inc., a biopharmaceutical company, as well as several privately-held biotechnology and specialty pharmaceutical companies, including Somaxon Pharmaceuticals, Inc. and Verus Pharmaceuticals, Inc. Mr. Hale is also Chairman Emeritus of BIOCOM/San Diego and on the board of the California Healthcare Institute, the BIO Emerging Growth Companies Section Governing Body and the board of BIO. Mr. Hale received a Bachelor of Arts degree in Biology and Chemistry from Jacksonville State University.

Eric Aguiar, M.D. has been a member of our board of directors since July 2004. He has been a Managing Director of HealthCare Ventures LLC, a venture capital company, since 2001. Previously, he was the Chief Business Officer of CareTouch, Inc., a subsidiary of Kaiser Permanente, from November 2000 to July 2001. Before that, he was the Chief Executive Officer of Genovo, Inc., a biotechnology company, from June 1998 to September 2000. From 1997 to June 1998, Dr. Aguiar was Executive Director of Theratechnologies Inc., a biopharmaceutical company. Dr. Aguiar was the Managing Director of Philadelphia Ventures, a venture capital company, from 1992 to 1997. Dr. Aguiar currently serves on the board of several privately-held pharmaceutical and biotechnology companies. Dr. Aguiar received a Bachelor of Arts degree in Chemistry from Cornell University and a Doctorate of Medicine degree from Harvard Medical School. He achieved a Chartered Financial Analyst designation in 1998.

Graham D. S. Anderson has been a member of our board of directors since March 2005. Mr. Anderson has been a general partner of EuclidSR Partners, a venture capital fund management firm, since 1996. From 1995 to 1996, he was with Salzinger & Company, a management consulting firm, where he served as a management consultant to America Online’s Greenhouse Project, Image Technology Corporation (now network MCI Digital Imaging), CI Impressions and The Walt Disney Company. Prior to joining Salzinger & Company, Mr. Anderson practiced law at Susman Godfrey in Houston, Texas where he concentrated on securities, private equity and software law. Mr. Anderson also serves as a director of several private companies. Mr. Anderson received a Bachelor of Arts degree in Classics and a Juris Doctor degree from Yale University and a Master of Philosophy from the University of Glasgow.

Brian H. Dovey has been a member of our board of directors since November 2002. He has been a General Partner of Domain Associates, LLC, a venture capital firm, since 1988. In 1983, Mr. Dovey joined Rorer Group, Inc. (now Sanofi-Aventis), a pharmaceutical company, and was the President of Rorer from 1986 to 1988. Previously, Mr. Dovey was President of Survival Technology, Inc., a biotechnology company, from 1972 to 1986, and has also held management positions with Howmedica, Inc., an orthopedic company, from 1967 to 1971. He serves on the Board of Directors of Align Technology, Cardiac Science, Neose Technologies, Inc., as well as several private companies. Mr. Dovey received a Bachelor of Arts degree from Colgate University and a Masters of Business Administration degree from Harvard Business School.

Richard E. Fitzpatrick, M.D. is one of our founders and has been a member of our board of directors since our inception in May 1999. He also serves as Chairman of our Scientific Advisory Board. Dr. Fitzpatrick has been in private practice in San Diego since 1978 and has been an Assistant or Associate Clinical Professor in the Division of Dermatology at UCSD School of Medicine since 1982. He is a Fellow of the American Board of Dermatology and the American Society of Dermatologic Surgery, a member of the American Academy of Facial Plastic and Cosmetic Surgery and the former President of the American Society of Laser Medicine and Surgery.

Dr. Fitzpatrick received a Bachelor of Arts degree in Biology from Princeton University and a Doctorate of Medicine degree from Emory University Medical School.

Cam L. Garner has been a member of our board of directors since January 2002. He co-founded Verus Pharmaceuticals, Inc., a privately-held specialty pharmaceutical company, in November 2002, and became its Chairman and Chief Executive Officer in July 2004. He was the acting Chief Executive Officer from August 2001 to February 2002 of Favrille, Inc., a biotechnology company, and is currently the Chairman of its board of directors. In 2001, he co-founded a specialty pharmaceutical company, Xcel Pharmaceuticals, Inc., and served as its Chairman until it was acquired by Valeant Pharmaceuticals International in March 2005. He was Chief Executive Officer of Dura Pharmaceuticals, Inc., a pharmaceutical company, from 1989 to 1995 and its Chairman and Chief Executive Officer from 1995 to 2000. In 1998, Mr. Garner co-founded DJ Pharma, Inc., a pharmaceutical company, and he served as its Chairman until 2000, when it was sold to Biovail Corporation. Mr. Garner also sits on the boards of directors of CancerVax and Pharmion Corporation, a pharmaceutical company, as well as a number of privately-held companies. He received a Bachelor of Science degree in Biology from Virginia Wesleyan and a Masters in Business Administration degree from Baldwin-Wallace College.

Adele C. Oliva has been a member of our board of directors since May 2005. Since August 1997, Ms. Oliva has been a partner at Apax Partners specializing in the healthcare industry, with a focus on the specialty pharmaceutical and medical-device sectors. Ms. Oliva was the recipient of the Ewing Marion Kauffman Fellowship in venture capital and entrepreneurship from August 1997 to May 1999. Previously, she held positions in marketing and business development with Baxter Healthcare Corporation’s cardiovascular and intravenous systems divisions. Prior to Baxter Healthcare, Ms. Oliva was a commercial lending officer and senior financial analyst with CoreStates Financial Corp. from 1988 to 1991. Ms. Oliva received a Bachelor of Science degree in Finance from Saint Joseph’s University and a Masters of Business Administration degree from Cornell University, where she was awarded a Fried Fellowship.

William A. Roper, Jr. has been a member of our board of directors since January 2002. Since 2000, he has been the Corporate Executive Vice President of Science Applications International Corporation, or SAIC, a research and engineering company. From 1990 to 2000, he was SAIC’s Chief Financial Officer. In October 2000, Mr. Roper became Chairman of the Board of SAIC Venture Capital Corporation. From 1987 to 1990, Mr. Roper served as Executive Vice President and Chief Financial Officer of Intelogic Trace, Inc., a technology company. From 1981 to 1987, Mr. Roper served in several capacities with Bell & Howell Company, a technology company, including Corporate Vice President and Treasurer. Mr. Roper currently serves as a director of Verisign, Inc., an infrastructure and global networking services company, and Regents Bank, NA. Mr. Roper received a Bachelor of Arts in Mathematics from the University of Mississippi, a graduate degree from Southwestern Graduate School of Banking at Southern Methodist University and a degree from Stanford University’s Financial Management Program.

Andrew N. Schiff, M.D. has been a member of our board of directors since February 2004. Dr. Schiff joined Perseus-Soros Management, LLC, an affiliate of Perseus-Soros BioPharmaceutical Fund, LP, a private equity firm, in September of 1999 and currently serves as a Managing Director. Over the last 10 years, Dr. Schiff has practiced internal medicine at The New York Presbyterian Hospital, where he maintains his position as a Clinical Assistant Professor of Medicine. He currently serves as a director of several biotechnology companies, including Bioenvision, Inc., Myogen, Inc., Barrier Therapeutics, Inc. and Adams Respiratory Therapeutics, Inc. Dr. Schiff received a Bachelor of Science in Neuroscience with honors from Brown University, a Doctorate of Medicine degree from Cornell University Medical College and a Master of Business Administration degree from Columbia University.

Board Composition

Our board of directors currently consists of ten members. Effective upon the closing of this offering, we will divide the terms of office of the directors into three classes:

•	Class I, whose term will expire at the annual meeting of stockholders to be held in 2006;

•	Class II, whose term will expire at the annual meeting of stockholders to be held in 2007; and

•	Class III, whose term will expire at the annual meeting of stockholders to be held in 2008.

Upon the closing of this offering, Class I shall consist of Dr. Aguiar, Mr. Anderson and Ms. Oliva, Class II shall consist of Drs. Fitzpatrick and Schiff and Mr. Garner, and Class III shall consist of Messrs. Bright, Dovey, Hale and Roper. At each annual meeting of stockholders after the initial classification, the successors to directors whose terms will then expire serve from the time of election and qualification until the third annual meeting following election and until their successors are duly elected and qualified. A resolution of the board of directors or affirmative vote of the holders of at least 66 2/3% of our outstanding voting stock may change the authorized number of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in control or management of our company.

Board Committees

Our board of directors has established three standing committees: the audit committee, the compensation committee and the nominating/corporate governance committee.

Audit Committee. Our audit committee currently consists of Ms. Oliva, Mr. Roper and Dr. Schiff, each of whom is a non-management member of our board of directors. Our board of directors has determined that Ms. Oliva, Mr. Roper and Dr. Schiff satisfy the independence requirements of the Nasdaq National Market and the SEC. Mr. Roper serves as the chairman of this committee and our board of directors has determined that Mr. Roper qualifies as an “audit committee financial expert” as that term is defined in the rules and regulations established by the SEC. The functions of this committee include:

•	meeting with our management periodically to consider the adequacy of our internal controls and the objectivity of our financial reporting;

•	meeting with our independent auditors and with internal financial personnel regarding these matters;

•	recommending to our board of directors the engagement of our independent auditors;

•	reviewing our audited financial statements and reports and discussing the statements and reports with our management, including any significant adjustments, management judgments and estimates, new accounting policies and disagreements with management; and

•	reviewing our financial plans and reporting recommendations to our full board of directors for approval and to authorize action.

Both our independent auditors and internal financial personnel regularly meet privately with our audit committee and have unrestricted access to this committee.

Compensation Committee. Our compensation committee currently consists of Messrs. Dovey and Hale and Dr. Schiff, each of whom is a non-management member of our board of directors. Our board of directors has determined that Messrs. Dovey and Hale and Dr. Schiff satisfy the independence requirements of the Nasdaq National Market. Each member of this committee is a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act, and an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986. Mr. Hale serves as the chairman of this committee. The functions of this committee include:

•	reviewing and, as it deems appropriate, recommending to our board of directors, policies, practices and procedures relating to the compensation of our directors, officers and other managerial employees and the establishment and administration of our employee benefit plans;

•	exercising authority under our 1999 stock option plan, 2002 stock incentive plan, 2005 equity incentive plan and employee stock purchase plan; and

•	advising and consulting with our officers regarding managerial personnel and development.

Nominating/Corporate Governance Committee. Our nominating/corporate governance committee currently consists of Dr. Aguiar, Mr. Anderson, Mr. Garner and Ms. Oliva, each of whom is a non-management member of our board of directors. Our board of directors has determined that Dr. Aguiar, Mr. Anderson, Mr. Garner and Ms. Oliva satisfy the independence requirements of the Nasdaq National Market. Dr. Aguiar serves as the chairman of this committee. The functions of this committee include:

•	reviewing and recommending nominees for election as directors;

•	assessing the performance of the board of directors;

•	developing guidelines for board composition; and

•	reviewing and administering our corporate governance guidelines and considering other issues relating to corporate governance.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee at any time has been one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee. Our full board of directors made all compensation decisions prior to the creation of our compensation committee.

Director Compensation

Other than as described below, we have historically not provided cash compensation to directors for their services as directors or members of committees of the board of directors. However, following the completion of this offering, we intend to provide cash compensation in the form of a quarterly retainer of $4,000 for each non-employee director, plus a fee of $1,500 for attendance at each board meeting, or $750 for telephonic participation at each board meeting, and $1,000 for attendance at each committee meeting, or $500 for telephonic participation at each committee meeting. We will pay additional cash compensation to the chairman of our board of directors of $35,000 per year. We have reimbursed and will continue to reimburse our non-employee directors for their reasonable expenses incurred in attending meetings of our board of directors and committees of the board of directors.

Beginning in October 2003, we have paid cash compensation of $60,000 per year to Mr. Hale for his service as chairman of our board of directors. This cash compensation will cease upon the completion of this offering and be superseded by the compensation described above.

Through March 31, 2005, we granted to our non-employee directors options to purchase an aggregate of 784,000 shares of common stock under our 1999 stock option plan and our 2002 stock incentive plan at exercise prices ranging from $0.25 to $2.95 per share. Historically, any non-employee director who has been elected to our board of directors has been granted an option to purchase 30,000 shares of our common stock on the date of his or her initial election to the board of directors at an exercise price per share equal to the fair market value of our common stock on that date. Each non-employee director also has been granted an option to purchase 7,500 shares of our common stock at each successive annual meeting of our stockholders while he continues to serve on our board of directors at an exercise price per share equal to the fair market value of our common stock on that date.

Following the completion of this offering, any non-employee director who is first elected to the board of directors will be granted an option to purchase 25,000 shares of our common stock on the date of his or her initial election to the board of directors. Such options will have an exercise price per share equal to the fair market value of our common stock on the date of grant. In addition, on the date of each annual meeting of our stockholders following this offering:

•	each non-employee director will be eligible to receive an option to purchase 10,000 shares of common stock;

•	the chairman of our board of directors will be eligible to receive an additional annual option to purchase 15,000 shares of common stock;

•	the chairman of our audit committee will be eligible to receive an additional annual option to purchase 5,000 shares of common stock;

•	the chairman of our compensation committee will be eligible to receive an additional annual option to purchase 2,500 shares of common stock; and

•	the chairman of our nominating/corporate governance committee will be eligible to receive an additional annual option to purchase 2,500 shares of common stock.

In addition, each of our current non-employee directors will be granted an option to purchase 25,000 shares of common stock at an exercise price per share equal to the per share price for this offering on the day on which we become subject to the reporting requirements of the Exchange Act. The initial options granted to non-employee directors described above will vest over three years in 36 equal monthly installments on each monthly anniversary of the date of grant, subject to the director’s continuing service on our board of directors on those dates. The annual options granted to non-employee directors described above will vest in twelve equal monthly installments on each monthly anniversary of the date of grant, subject to the director’s continuing service on our board of directors (and, with respect to grants to a chairman of the board or board committee, service as chairman of the board or a committee) on those dates. The term of each option granted to a non-employee director shall be ten years. The terms of these options are described in more detail under “—Employee Benefit Plans.”

Executive Compensation

The following table shows information regarding the compensation earned by our Chief Executive Officer and our other four most highly compensated executive officers, including one former executive officer, during the year ended December 31, 2004. The table also includes one additional former executive officer whose employment terminated prior to December 31, 2004 but would otherwise have qualified as one of our four most highly compensated executive officers in 2004. We refer to our chief executive officer and these other current and former executive officers as our “named executive officers” elsewhere in this prospectus.

Summary Compensation Table

	Annual Compensation		Long-Term Compensation
Name and Principal Position	Salary	Bonus	Restricted Stock Awards	Securities Underlying Options/SARs	LTIP Payouts	All Other Compensation
Current Named Executive Officers

Rex Bright President, Chief Executive Officer and Director	$270,625	$105,575	—	698,922	—	—

Diane S. Goostree Senior Vice President, Corporate Development	$228,300	$73,830	—	150,000	—	—

Thomas H. Insley Senior Vice President and Chief Financial Officer	$191,737	$54,968	—	130,000	—	—

Dennie Dyer Vice President, Operations	$161,770	$44,655	—	75,000	—	—

Former Named Executive Officers

David C. Pearson, Ph.D. Former Senior Vice President, Sales and Marketing (1)	$112,925	$28,455	—	165,000	—	—

Sharon Stevenson, Ph.D., D.V.M. Former Senior Vice President, Technology and Planning (2)	$165,182	$68,848	—	125,000	—	$69,333	(3)

(1)	Dr. Pearson’s employment with us ceased in February 2005.
(2)	Dr. Stevenson’s employment with us ceased in September 2004.
(3)	Consists of consulting fees paid for services rendered by Dr. Stevenson in 2004 after her employment with us ceased.

Option Grants in Last Fiscal Year

The following table sets forth information regarding grants of stock options to each of the named executive officers during 2004. All options have an exercise price equal to the fair market value of our common stock, as determined by our board of directors, on the date of grant.

The timing of stock option grants and the number of stock options granted to an executive officer are within the discretion of our board of directors and are based on a variety of factors, including our achievement of milestones and overall business results, the executive’s performance and the level of the executive’s beneficial ownership of shares of our common stock. An executive’s individual performance is generally determined based upon measurement of individual performance versus objectives. For 2004, stock option grants to our executive officers were based on an evaluation by the compensation committee of our board of directors of their individual performance and of the company’s overall achievement of corporate performance goals for 2003, which goals were previously reviewed by the compensation committee in early 2003. These performance goals included the achievement of performance targets with respect to business development activities, product sales, financing activities and financial results. The compensation committee also considers stock option grants to our executive officers in the context of the executives’ overall total compensation.

Potential realizable value is based upon an assumed initial public offering price of our common stock of $             per share. Potential realizable values are net of exercise prices, but before taxes associated with exercise. Amounts representing hypothetical gains are those that could be achieved if options are exercised at the end of the option term. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with the rules of the SEC based on the initial offering price of $             do not represent our estimate or projection of our future stock price.

Individual Grants

Name	Number of Securities Underlying Options Granted (1)	% of Total Options Granted to Employees in the Year Ended December 31, 2004 (2)	Exercise or Base Price ($/Sh)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
					5%	10%
Rex Bright	698,922	28.8%	$0.70	2/23/2014
Diane S. Goostree	150,000	6.2%	$0.70	2/23/2014
Thomas H. Insley	130,000	5.4%	$0.70	2/23/2014
Dennie Dyer	75,000	3.1%	$0.70	2/23/2014
David C. Pearson, Ph.D.	165,000	6.8%	$0.70	6/17/2014
Sharon Stevenson, Ph.D., D.V.M.	125,000	5.2%	$0.70	2/23/2014

(1)	These options vest as to 25% of the underlying shares on the first anniversary of the grant date and in equal monthly installments for the 36 months thereafter, subject to cessation of vesting upon the termination of the optionholder’s continued service to us and to acceleration of vesting pursuant to the terms of the optionholder’s employment agreements described in “—Employment Agreements.”
(2)	Based on options to purchase 2,423,511 shares of our common stock granted to employees during the year ended December 31, 2004.

Option Exercises in 2004 and Option Values at December 31, 2004

The following table sets forth the number of shares of common stock subject to exercisable and unexercisable stock options held as of December 31, 2004 by each of the named executive officers. The value realized and the value of unexercised in-the-money options at December 31, 2004, is calculated based on the initial public offering price of $             per share of our common stock less the per share exercise price multiplied by the number of shares issued upon exercise of the options.

Name	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at Fiscal Year-End		Value of Unexercised In-the-Money Options at Fiscal Year-End
			Exercisable	Unexercisable	Exercisable	Unexercisable
Rex Bright	—	—	181,250	817,672
Diane S. Goostree	—	—	88,125	226,875
Thomas H. Insley	—	—	45,000	205,000
Dennie Dyer	—	—	39,062	110,938
David C. Pearson, Ph.D.	—	—	—	165,000
Sharon Stevenson, Ph.D., D.V.M.	—	—	46,666	218,334

Employee Benefit Plans

Annual Cash Bonus Plans

Payments to our executive officers under our annual cash bonus plans are based on our achievement of established corporate goals and each executive’s achievement of individual performance goals set early in the relevant fiscal year. Cash bonus payments for the 2004 fiscal year paid to our executive officers pursuant to our 2004 Management Incentive Bonus Plan were based on an evaluation by the compensation committee of our board of directors of the company’s overall achievement of corporate performance goals for 2004, which goals were previously approved by the compensation committee in early 2004 as well as individual performance. These performance goals included the achievement of performance targets with respect to business development activities, product sales, financing activities and financial results. The use of corporate goals is intended to establish a link between the executive’s pay and our business performance. The individual performance of each of the executive officers during 2004 was also evaluated by the compensation committee based on the achievement of individual performance goals reviewed by the president and chief executive officer, other than our president and chief executive officer, whose bonus was determined solely by reference to the achievement of corporate goals.

In February 2005, the compensation committee of our board of directors approved our 2005 Management Incentive Bonus Plan. Pursuant to the 2005 bonus plan, the compensation committee designated for each executive officer a target cash bonus amount, expressed as a percentage of his or her base salary (50% for our president and chief executive officer, 40% for our senior vice presidents and 35% for our vice presidents). Our executive officers are eligible to receive bonuses if certain individual and corporate performance criteria are achieved during fiscal 2005. Bonus payments will be based on the compensation committee’s evaluation of our achievement of corporate performance goals for 2005 approved by the compensation committee, which include the achievement of performance targets with respect to business development activities, product sales, financing activities and financial results. The individual performance of each of the executive officers during 2005 will also be evaluated by the compensation committee based on the achievement of individual performance goals reviewed by the president and chief executive officer, other than our president and chief executive officer, whose bonus will be determined solely by reference to the achievement of corporate goals.

2005 Equity Incentive Award Plan

In April 2005, we adopted our 2005 equity incentive award plan, which was approved by our stockholders in                      2005. The 2005 plan will become effective on the day prior to the day on which we become subject to the reporting requirements of the Exchange Act.

We have initially reserved                      shares of our common stock (or the equivalent in other equity securities) for issuance under the 2005 plan. The number of shares initially reserved for issuance under the 2005 plan will be increased by the number of shares of common stock available for issuance and not subject to options granted under our 1999 stock option plan and our 2002 stock incentive plan as of the effective date of the 2005 plan, as well as the number of shares of common stock related to options or other awards granted under our 1999 stock option plan and our 2002 stock incentive plan that are repurchased, forfeited, expire or are cancelled on or after the effective date of the 2005 plan. In addition, the 2005 plan contains an “evergreen provision” that allows for an annual increase in the number of shares available for issuance under the 2005 plan on January 1 of each year during the ten-year term of the 2005 plan, beginning on January 1, 2006. The annual increase in the number of shares shall be equal to the least of:

•	% of our outstanding capital stock on the first day of the applicable fiscal year;

•	shares; and

•	an amount determined by our board of directors.

The material terms of the 2005 plan are summarized below. The 2005 plan is filed as an exhibit to the registration statement of which this prospectus is a part.

Administration. The compensation committee of our board of directors will administer the 2005 plan. To administer the 2005 plan, our compensation committee must consist of at least two members of our board of directors, each of whom is a “non-employee director” for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, and, with respect to awards that are intended to constitute performance-based compensation under Section 162(m) of the Internal Revenue Code of 1986, an “outside director” for purposes of Section 162(m). Subject to the terms and conditions of the 2005 plan, our compensation committee has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject thereto and the terms and conditions thereof, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2005 plan. Our compensation committee is also authorized to adopt, amend or rescind rules relating to administration of the 2005 plan. Our board of directors may at any time abolish the compensation committee and revest in itself the authority to administer the 2005 plan. The full board of directors will administer the 2005 plan with respect to awards to non-employee directors.

Eligibility. Options, stock appreciation rights, or SARs, restricted stock and other awards under the 2005 plan may be granted to individuals who are then our officers or employees or are the officers or employees of any of our subsidiaries. Awards may also be granted to our non-employee directors and consultants but only employees may be granted incentive stock options, or ISOs. The maximum number of shares that may be subject to awards granted under the 2005 plan to any individual in any calendar year cannot exceed                 .

Awards. The 2005 plan provides that our compensation committee (or the board of directors, in the case of awards to non-employee directors) may grant or issue stock options, SARs, restricted stock, restricted stock units, dividend equivalents, performance awards, stock payments and other stock related benefits, or any combination thereof. The compensation committee (or the board of directors, in the case of awards to non-employee directors) will consider each award grant subjectively, considering factors such as the individual performance of the recipient and the anticipated contribution of the recipient to the attainment of the company’s long-term goals. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

•	Nonqualified Stock Options, or NQSOs, will provide for the right to purchase shares of our common stock at a specified price which may not be less than the fair market value of a share of common stock on the date of grant, and usually will become exercisable (at the discretion of our compensation committee or the board of directors, in the case of awards to non-employee directors) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of performance targets established by our compensation committee (or the board of directors, in the case of awards to non-employee directors). NQSOs may be granted for any term specified by our compensation committee (or the board of directors, in the case of awards to non-employee directors).

•	Incentive Stock Options will be designed to comply with the provisions of the Internal Revenue Code and will be subject to specified restrictions contained in the Internal Revenue Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of common stock on the date of grant, may only be granted to employees, must expire within a specified period of time following the optionee’s termination of employment, and must be exercised within the ten years after the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the 2005 plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and the ISO must expire upon the fifth anniversary of the date of its grant.

•	Restricted Stock may be granted to participants and made subject to such restrictions as may be determined by our compensation committee (or the board of directors, in the case of awards to non-employee directors). Typically, restricted stock may be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions are not met, and they may not be sold or otherwise transferred to third parties until restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, will have voting rights and will receive dividends, if any, prior to the time when the restrictions lapse.

•	Restricted Stock Units may be awarded to participants, typically without payment of consideration, but subject to vesting conditions based on continued employment or on performance criteria established by our compensation committee (or the board of directors, in the case of awards to non-employee directors). Like restricted stock, restricted stock units may not be sold or otherwise transferred or hypothecated until vesting conditions are removed or expire. Unlike restricted stock, stock underlying restricted stock units will not be issued until the restricted stock units have vested, and recipients of restricted stock units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

•

Stock Appreciation Rights may be granted in connection with stock options or other awards, or separately. SARs granted under the 2005 plan in connection with stock options or other awards typically will provide for payments to the holder based upon increases in the price of our common stock over the exercise price of the related option or other awards, but alternatively may be based upon criteria such as book value. Except as required by Section 162(m) of the Internal Revenue Code with respect to an SAR intended to qualify as performance-based compensation as described in Section 162(m) of the Internal Revenue Code, there are no restrictions specified in the 2005 plan on the exercise of SARs or the amount of gain realizable therefrom. Our compensation committee

(or the board of directors, in the case of awards to non-employee directors) may elect to pay SARs in cash or in common stock or in a combination of both.

•	Dividend Equivalents represent the value of the dividends, if any, per share paid by us, calculated with reference to the number of shares covered by the stock options, SARs or other awards held by the participant.

•	Performance Awards may be granted by our compensation committee (or the board of directors, in the case of awards to non-employee directors) on an individual or group basis. Generally, these awards will be based upon specific performance targets and may be paid in cash or in common stock or in a combination of both. Performance awards may include “phantom” stock awards that provide for payments based upon increases in the price of our common stock over a predetermined period. Performance awards may also include bonuses that may be granted by our compensation committee (or the board of directors, in the case of awards to non-employee directors) on an individual or group basis, may be paid on a current or deferred basis and may be payable in cash or in common stock or in a combination of both.

•	Stock Payments may be authorized by our compensation committee (or the board of directors, in the case of awards to non-employee directors) in the form of common stock or an option or other right to purchase common stock as part of a deferred compensation arrangement in lieu of all or any part of compensation, including bonuses, that would otherwise be payable in cash to the key employee or consultant.

Corporate Transactions. In the event of a change of control where the acquiror does not assume awards granted under the plan, awards issued under the plan will be subject to accelerated vesting such that 100% of the awards will become vested and exercisable or payable, as applicable. In the event of a change of control where the acquiror assumes awards granted under the plan, 50% of the awards will become vested and exercisable or payable, as applicable, and the remaining outstanding awards will become fully vested and exercisable or payable, as applicable, if the holder of any such award is terminated by the acquiror without cause or terminates employment for good reason within 12 months after a change of control. Under the 2005 plan, a change of control is generally defined as:

•	the direct or indirect sale or exchange in a single or series of related transactions (other than an offering of our stock to the general public through a registration statement filed with the SEC) whereby any person or entity or related group of persons or entities (other than us, our subsidiaries, an employee benefit plan maintained by us or any of our subsidiaries or a person or entity that, prior to such transaction, directly or indirectly controls, is controlled by, or is under common control with, us) directly or indirectly acquires beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of more than 50% of the total combined voting power of our securities outstanding immediately after such acquisition;

•	during any two-year period, individuals who, at the beginning of such period, constitute our board of directors together with any new director(s) whose election by our board of directors or nomination for election by our stockholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the two-year period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of our board of directors;

•	a merger or consolidation in which the company is a party, other than a merger or consolidation that results in our outstanding voting securities immediately before the transaction continuing to represent a majority of the voting power of the acquiring company’s outstanding voting securities or a merger or consolidation after which no person or entity owns 50% of the successor company’s voting power;

•	the sale, exchange or transfer of all or substantially all of our assets; or

•	the liquidation or dissolution of the company.

Amendment and Termination of the 2005 Plan. Our board of directors may terminate, amend or modify the 2005 plan. However, stockholder approval of any amendment to the 2005 plan will be obtained to the extent necessary and desirable to comply with any applicable law, regulation or stock exchange rule, or for any amendment to the 2005 plan that (1) increases the number of shares available under the 2005 plan or (2) permits the extension of the exercise period for a stock option beyond ten years from the date of grant. If not terminated earlier by the compensation committee or the board of directors, the 2005 plan will terminate on the tenth anniversary of the date of its initial adoption by our board of directors.

Securities Laws and Federal Income Taxes. The 2005 plan is designed to comply with various securities and federal tax laws as follows:

•	Securities Laws. The 2005 plan is intended to conform to all provisions of the Securities Act and the Exchange Act and any and all regulations and rules promulgated by the SEC thereunder, including without limitation, Rule 16b-3. The 2005 plan will be administered, and awards will be granted and may be exercised, only in such a manner as to conform to such laws, rules and regulations.

•	General Federal Tax Consequences. Under current federal laws, in general, recipients of awards and grants of NQSOs, SARs, restricted stock, restricted stock units, dividend equivalents, performance awards, and stock payments under the plan are taxable under Section 83 of the Internal Revenue Code upon their receipt of common stock or cash with respect to such awards or grants and, subject to Section 162(m) of the Internal Revenue Code, we will be entitled to an income tax deduction with respect to the amounts taxable to such recipients. However, Section 409A of the Internal Revenue Code provides certain new requirements on non-qualified deferred compensation arrangements. Certain awards under the 2005 plan are subject to the requirements of Section 409A, in form and in operation. For example, the following types of awards will be subject to Section 409A: SARs settled in cash, restricted stock unit awards and other awards that provide for deferred compensation. If a plan award is subject to and fails to satisfy the requirements of Section 409A, the recipient of that award may recognize ordinary income on the amounts deferred under the award, to the extent vested, which may be prior to when the compensation is actually or constructively received. Also, if an award that is subject to Section 409A fails to comply, Section 409A imposes an additional 20% federal income tax on compensation recognized as ordinary income, as well as interest on such deferred compensation.

Under Sections 421 and 422 of the Internal Revenue Code, recipients of ISOs are generally not taxed on their receipt of common stock upon their exercises of ISOs if the ISOs and option stock are held for specified minimum holding periods and, in such event, we are not entitled to income tax deductions with respect to such exercises. Participants in the 2005 plan will be provided with detailed information regarding the tax consequences relating to the various types of awards and grants under the 2005 plan.

•

Section 162(m) Limitation. In general, under Section 162(m) of the Internal Revenue Code, income tax deductions of publicly-held corporations may be limited to the extent total compensation (including base salary, annual bonus, stock option exercises and non-qualified benefits paid) for certain executive officers exceeds $1 million (less the amount of any “excess parachute payments” as defined in Section 280G of the Internal Revenue Code) in any one year. However, under Section 162(m), the deduction limit does not apply to certain “performance-based compensation” established by an independent compensation committee that is adequately disclosed to, and approved by, stockholders. In particular, stock options and SARs will satisfy the “performance-based compensation” exception if the awards are made by a qualifying compensation committee, the 2005 plan sets the maximum number of shares that can be granted to any person within a specified period and the compensation is based solely on an increase in the stock price after the grant date. Specifically, the option exercise price must be equal to or greater than the fair market value of the stock subject to the award on the grant date. Under a Section 162(m) transition rule for compensation plans of corporations which are privately held and which become publicly held in an initial public offering, the 2005 plan will not be subject to Section 162(m) until a specified transition date, which is the earlier of (1) the material modification of the 2005 plan, (2) the issuance of all employer stock and other compensation that has been allocated under the 2005 plan or (3) the first annual meeting of stockholders at which directors are to be elected that occurs after the close of the third calendar year following the calendar year in which the initial public offering occurs. After the transition date, rights or awards granted under the 2005 plan, other than options and SARs, will not qualify as “performance-based compensation” for purposes of Section 162(m) unless such rights or awards are granted or vest upon pre-established objective performance goals, the material terms of which are disclosed to and approved by our stockholders. Thus, we expect that such other rights or awards under the plan will not constitute “performance-based compensation” for purposes of Section 162(m).

We have attempted to structure the 2005 plan in such a manner that, after the transition date, the compensation attributable to stock options and SARs which meet the other requirements of Section 162(m) will not be subject to the $1 million limitation. We have not, however, requested a ruling from the Internal Revenue Service, or IRS, or an opinion of counsel regarding this issue.

2002 Amended and Restated Stock Incentive Plan

Our 2002 Amended and Restated Stock Incentive Plan was initially adopted by our board of directors in March 2002 and approved by our stockholders in April 2002. As amended to date, we have reserved a total of 6,250,497 shares of common stock for issuance under the amended and restated 2002 plan. As of March 31, 2005, options to purchase 406,113 shares of common stock had been exercised, options to purchase 5,063,563 shares of common stock were outstanding and 780,821 shares of common stock remained available for grant. As of March 31, 2005, the outstanding options were exercisable at a weighted average exercise price of approximately $0.78 per share. The material terms of the 2002 plan are summarized below. The 2002 plan is filed as an exhibit to the registration statement of which this prospectus is a part.

No Further Grants. After the effective date of the 2005 plan, no additional awards will be granted under the 2002 plan, and all awards granted under the 2002 plan that are repurchased, forfeited, expire or are cancelled will become available for grant under the 2005 plan.

Administration. The compensation committee of our board of directors administers the 2002 plan. To administer the 2002 plan, our compensation committee must be constituted as described above in our description of the 2005 plan. Subject to the terms and conditions of the 2002 plan, our compensation committee has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject thereto and the terms and conditions thereof, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2002 plan. Our compensation committee is also authorized to adopt, amend or rescind rules relating to administration of the 2002 plan. Our board of directors may at any time abolish the compensation committee and revest in itself the authority to administer the 2002 plan. The full board of directors administers the 2002 plan with respect to awards to non-employee directors.

Eligibility. Options and restricted stock under the 2002 plan may be granted to individuals who are then our officers or employees or are the officers or employees of any of our subsidiaries. Such awards may also be granted to our non-employee directors or consultants, but only employees may be granted ISOs. Our non-employee directors also receive automatic option grants pursuant to the 2002 plan, as described below.

Awards. The 2002 plan provides that our compensation committee may grant or issue stock options and restricted stock or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

•	Nonqualified Stock Options provide for the right to purchase shares of our common stock at a specified price, which for purposes of the 2002 plan may be no less than 85% of the fair market value on the date of grant, and usually will become exercisable (at the discretion of our compensation committee (or the board of directors, in the case of awards to non-employee directors) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of performance targets established by our compensation committee (or the board of directors, in the case of awards to non-employee directors). Under the 2002 plan, in the case of an NQSO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the 2002 plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and the NQSO must expire upon the fifth anniversary of the date of its grant. NQSOs may be granted for a maximum 10 year term.

•	Incentive Stock Options are designed to comply with the provisions of the Internal Revenue Code and will be subject to specified restrictions contained in the Internal Revenue Code and as further described above in connection with the 2005 Equity Incentive Award Plan.

•	Restricted Stock may be granted to participants and made subject to such restrictions as may be determined by our compensation committee (or the board of directors, in the case of awards to non-employee directors). Typically, restricted stock and stock bonus awards may be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions are not met and they may not be sold, or otherwise transferred to third parties until restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, will have voting rights and will receive dividends, if any, prior to the time when the restrictions lapse.

Corporate Transactions. In the event of a change of control where the acquiror does not assume or replace awards granted under the 2002 plan, awards issued under the 2002 plan will be subject to accelerated vesting such that 100% of such award will become vested and exercisable or payable, as applicable. All awards that are not exercised prior to the change of control will terminate. In addition, the vesting of each outstanding award shall accelerate in full if the employment of the award holder is involuntarily terminated without cause or voluntarily terminated for good reason within two years following the date of closing of the change of control (other than any termination in connection with a general reduction in workforce).

Under the 2002 plan, a change of control is generally defined as:

•	the sale, lease, exchange or other transfer of all or substantially all of the assets of the company or all or substantially all of the Company’s outstanding securities; or

•	a merger or consolidation with or into any other corporation or other entity or person.

A transaction will not constitute a change of control if it is a related party transaction. Under the 2002 plan, a related party transaction is generally defined as:

•	a merger or consolidation in which the holders of the voting securities of the company immediately prior to the merger or consolidation hold at least a majority of the voting securities in the successor corporation immediately after the merger or consolidation;

•	a sale, lease, exchange or other transfer of all or substantially all of the company’s assets to a wholly-owned subsidiary;

•	a mere reincorporation of the company; or

•	a transaction undertaken for the sole purpose of creating a holding company that will be owned in substantially the same proportion by the persons who held the company’s securities immediately before such transaction.

Amendment and Termination of the 2002 Plan. Our board of directors, may terminate, amend or modify the 2002 plan. However, stockholder approval of any amendment to the 2002 plan will be obtained to the extent necessary and desirable to comply with any applicable law, regulation, or stock exchange rule, or for any amendment to the 2002 plan that is necessary to satisfy the requirements of Section 422 of the Internal Revenue Code with respect to ISOs. If not terminated earlier by the board of directors, the 2002 plan will terminate on the tenth anniversary of the date of its initial adoption by our board of directors.

Securities Laws and Federal Income Taxes. The 2002 plan is also designed to comply with various securities and federal tax laws as described above in connection with the 2005 plan.

1999 Stock Option Plan

Our 1999 Stock Option Plan was initially adopted by our board of directors in August 1999 and approved by our stockholders in August 1999. We have reserved a total of 326,344 of shares of common stock for issuance under the 1999 plan. As of March 31, 2005, options to purchase 69,500 shares of common stock had been exercised, options to purchase 253,666 shares of common stock were outstanding and 3,178 shares of common stock remained available for grant. As of March 31, 2005, the outstanding options were exercisable at a weighted average exercise price of approximately $1.95 per share. The material terms of the 1999 plan are summarized below. The 1999 plan is filed as an exhibit to the registration statement of which this prospectus is a part.

No Further Grants. No additional awards will be granted under the 1999 plan, and all awards granted under the 1999 plan that are repurchased, forfeited, expire or are cancelled will become available for grant under the 2005 plan.

Administration. Our board of directors administers the 1999 plan. Subject to the terms and conditions of the 1999 plan, our board of directors has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject thereto and the terms and conditions thereof, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 1999 plan. Our board of directors is also authorized to adopt, amend or rescind rules relating to administration of the 1999 plan.

Eligibility. Options under the 1999 plan may be granted to individuals who are then our officers or employees or are the officers or employees of any of our parent or subsidiary corporations. Options may also be granted to our non-employee directors or consultants, but only employees may be granted ISOs.

Awards. The 1999 plan provides that our board of directors may grant stock options. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

•	Nonqualified Stock Options provide for the right to purchase shares of our common stock at a specified price, which for purposes of the 1999 plan may be no less than 85% of the fair market value on the date of grant, and usually will become exercisable (at the discretion of our board of directors) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of performance targets established by our compensation board of directors. Under the 1999 plan, in the case of an NQSO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the 1999 plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and the NQSO must expire upon the fifth anniversary of the date of its grant. NQSOs may be granted for a maximum 10 year term.

•	Incentive Stock Options are designed to comply with the provisions of the Internal Revenue Code and will be subject to specified restrictions contained in the Internal Revenue Code and as further described above in connection with the 2005 equity incentive award plan.

Corporate Transactions. The 1999 plan and all options granted under the 1999 plan will terminate upon a dissolution or liquidation of the company, a reorganization, merger or consolidation of the company as a result of which the Company is not the surviving corporation or a sale of substantially all of the Company’s property or more than 80% of the Company’s then outstanding stock. In connection with any such transaction, the board of directors may provide that options issued under the 1999 plan will be subject to accelerated vesting, for the assumption by the successor corporation of the outstanding options under the 1999 plan or for the continuance of the 1999 plan by the successor corporation.

Amendment and Termination of the 1999 Plan. Our board of directors may terminate, amend or modify the 1999 plan. However, stockholder approval of any amendment to the 1999 plan will be obtained to the extent necessary and desirable to comply with any applicable law, regulation, or stock exchange rule, or for any amendment to the 1999 plan that is necessary to satisfy the requirements of Section 422 of the Internal Revenue Code with respect to ISOs. If not terminated earlier by the board of directors, the 1999 plan will terminate on the tenth anniversary of the date of its initial adoption by our board of directors.

Securities Laws and Federal Income Taxes. The 1999 plan is also designed to comply with various securities and federal tax laws as described above in connection with the 1999 plan.

Employee Stock Purchase Plan

In April 2005, we adopted our employee stock purchase plan, which was approved by our stockholders in                      2005. The purchase plan is designed to allow our eligible employees and the eligible employees of our participating subsidiaries to purchase shares of common stock with their accumulated payroll deductions.

We have reserved a total of              shares of our common stock for issuance under the purchase plan. The purchase plan provides for an annual increase to the shares of common stock reserved under the purchase plan on each January 1 during the ten-year term of the purchase plan, beginning on January 1, 2006, equal to the least of:

•	% of our outstanding shares on the applicable January 1;

•	shares; or

•	a lesser amount determined by our board of directors.

Offering periods under the purchase plan will be              months long. The first offering period under the purchase plan will commence on the effective date of our registration statement on Form S-8 to be filed with the SEC to register shares of common stock issuable under the purchase plan. A new offering period will commence on each May 1st and December 1st thereafter during the term of the purchase plan. Our compensation committee may change the frequency and duration of offering periods under the purchase plan.

Individuals scheduled to work more than 20 hours per week for more than five calendar months per year may join an offering period on the first day of the offering period.

Participants may contribute up to 20% of their cash earnings through payroll deductions, and the accumulated deductions will be applied to the purchase of shares on each purchase date. The purchase price per share will be equal to 95% of the market value per share on the purchase date.

In the event of a proposed sale of all or substantially all of our assets, or our merger with or into another company, the outstanding rights under the purchase plan will be assumed or an equivalent right substituted by the successor company or its parent. If the successor company or its parent refuses to assume the outstanding rights or substitute an equivalent right, then all outstanding purchase rights will automatically be exercised prior to the effective date of the transaction. The purchase price will be equal to 95% of the market value on the date the purchase rights are exercised.

The purchase plan will terminate no later than the tenth anniversary of the purchase plan’s initial adoption by our board of directors.

401(k) Plan

We provide a basic savings plan, or 401(k) plan, which is intended to qualify under Section 401(k) of the Internal Revenue Code so that contributions to our 401(k) plan by employees or by us, and the investment earnings thereon, are not taxable to employees until withdrawn from our 401(k) plan. If our 401(k) plan qualifies under Section 401(k) of the Internal Revenue Code, contributions by us, if any, will be deductible by us when made.

All of our full-time employees in the U.S. are eligible to participate in our 401(k) plan. Pursuant to our 401(k) plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit of $14,000 in 2005 and to have the amount of this reduction contributed to our 401(k) plan. Our 401(k) plan permits, but does not require, additional matching contributions to our 401(k) plan by us on behalf of all participants in our 401(k) plan. To date, we have not made any matching contributions to our 401(k) plan.

Employment Agreements

We have entered into employment agreements with Rex Bright, our President and Chief Executive Officer, Dianne Denton, our Vice President, Pharmaceutical Marketing, Dennie W. Dyer, our Vice President, Operations, Christopher J. Foy, our Vice President, Pharmaceutical Sales, Diane S. Goostree, our Senior Vice President, Corporate Development, Thomas H. Insley, our Senior Vice President and Chief Financial Officer, Theodore Schwarz, our Vice President, Cosmeceutical Sales and Marketing, and Ronald Trancik, Ph.D., our Vice President, Research and Development.

Pursuant to the employment agreements, each executive is required to devote substantially all of his or her time and attention to our business and affairs. The initial base salaries of the executives are set forth in the employment agreements. The employment agreements do not provide for automatic annual increases in salary, but each employment agreement provides for annual salary reviews by the compensation committee. Each of the executives is eligible to participate in any management incentive compensation plan adopted by us or such other bonus plan as our board of directors or compensation committee may approve. The award of any bonus compensation is to be determined by the compensation committee or pursuant to a plan approved by the board of directors or compensation committee. Each of the executives is an at-will employee. Each employment agreement has a three-year term.

The employment agreements provide each executive with certain severance benefits in the event his or her employment is terminated as a result of his or her death or permanent disability. Specifically, in the event of such a termination, the executive or his or her estate, as applicable, shall receive 12 months of salary continuation payments, an amount equal to the average of the executive’s bonuses for the three years prior to the date of termination (for all executives other than Mr. Bright, prorated for the period of time served by the executive during the year of termination), plus 12 months healthcare and life insurance benefits continuation at our expense.

The employment agreements also provide each executive with certain severance benefits in the event his or her employment is terminated by us other than for cause, as defined in the agreements, or if the executive resigns with good reason, as defined in the agreements. Specifically, in the event of such a termination or resignation, all executives will receive 12 months of salary continuation payments, an amount equal to the average of executive’s bonuses for the three years prior to the date of termination (for all executives other than Mr. Bright, prorated for the period of time served by the executive during the year of termination), 12 months healthcare and life insurance benefits continuation at our expense, plus $15,000 towards outplacement services. With respect to Mr. Bright, if such termination occurs within six months prior to or within 12 months following a change of control, Mr. Bright will be entitled to receive 18 months of salary continuation payments, an amount equal to the average of his bonuses for the three years prior to the date of termination payable over an 18 month period commencing on the date of termination, 18 months of healthcare and life insurance benefits continuation at our expense plus $15,000 towards outplacement services.

The employment agreements (other than the agreement with Mr. Bright, whose accelerated vesting of stock awards is described below) provide that, in the event an executive’s employment is terminated by us other than for cause or as a result of the executive’s death or disability, or if the executive resigns for good reason, that portion of the executive’s stock awards, and any unvested shares issued upon the exercise of such stock awards, which would have vested if the executive had remained employed for an additional 12 months will immediately vest on the date of termination. In addition, with respect to stock awards granted to the executives after March 1, 2005, if the executive’s employment is terminated by us other than for cause or if the executive resigns for good reason, in each case within six months prior to or within 12 months following a change of control, all of the executive’s remaining unvested stock awards, and any unvested shares issued upon the exercise of such stock awards, will immediately vest on the later of (1) the date of termination or (2) the date of the change of control. With respect to stock awards granted to the executives prior to March 1, 2005, if the executive’s employment is terminated by us other than for cause or if the executive resigns for good reason, in each case within 12 months following a change of control, all of the executive’s remaining unvested stock awards, and any unvested shares issued upon the exercise of such stock awards, will immediately vest on the date of termination. This accelerated vesting is in addition to any accelerated vesting provided under our stock option plans.

In addition, the employment agreements provide that, in connection with a change of control of the company, 50% of the executive’s unvested stock awards, and any unvested shares issued upon the exercise of stock awards, will immediately become vested. This accelerated vesting is in addition to any accelerated vesting provided under our stock option plans.

Mr. Bright’s agreement provides that all of his stock awards will immediately vest (1) in the event his employment is terminated by us other than for cause or as a result of his death or disability, or if Mr. Bright resigns for good reason, within six months following a change of control, (2) on the date that is six months following a change of control, and (3) with respect to stock awards granted after March 1, 2005, in the event his employment is terminated by us other than for cause or as a result of his death or disability, or if Mr. Bright resigns for good reason, within six months prior to a change of control. Mr. Bright’s agreement provides that in the event his employment is terminated by us other than for cause or as a result of his death or disability, or if Mr. Bright resigns for good reason, then that portion of his stock options which would have vested if Mr. Bright had remained employed for an additional 12 months will immediately vest on the date of termination. This accelerated vesting is in addition to any accelerated vesting provided under our stock option plans.

The employment agreements also include standard noncompetition, nonsolicitation and nondisclosure covenants on the part of the executives. During the term of each executive’s employment with us, the employment agreements provide that he or she may not compete with our business in any manner, except that an executive may own insignificant equity positions in publicly traded companies so long as the executive does not control such company. During the term of each executive’s employment with us and for any period during which he or she is receiving severance, the employment agreements provide that he or she may not solicit our employees or consultants. The employment agreements also reaffirm the executives’ obligations under our standard employee proprietary information and inventions agreement to which each executive is a party.

For purposes of the employment agreements, “cause” means, generally, the executive’s commission of an act of fraud, embezzlement or dishonesty upon us that has a material adverse impact on us, the executive’s conviction of, or plea of guilty or no contest to a felony, the executive’s ongoing and repeated failure or refusal to perform or neglect of his or her duties (where such failure, refusal or neglect continues for 15 days following the executive’s receipt of notice from our board), the executive’s gross negligence, insubordination, material violation of any duty of loyalty to us or any other material misconduct on the part of the executive, the executive’s unauthorized use or disclosure of our confidential information or trade secrets that has a material adverse impact on us or a material breach by the executive of his or her employment agreement. Prior to any determination by us that “cause” has occurred, we will provide the executive with written notice of the reasons for such determination, afford the executive a reasonable opportunity to remedy any such breach, and provide the executive an opportunity to be heard prior to the final decision to terminate the executive’s employment.

For purposes of the employment agreements, “good reason” means, generally, a material change by us in the executive’s status, position or responsibilities, a reduction by us in the executive’s base salary (other than pursuant to a company-wide reduction of base salaries and target bonuses for employees of the company generally), a reduction by us in the executive’s compensation and benefits, executive’s relocation by us to a facility or location more than 50 miles from executive’s principal place of employment, our purported termination of the executive’s employment for cause that is not in accordance with the definition of cause set forth above, or our material breach of the employment agreement.

Limitation of Liability and Indemnification of Officers and Directors

As permitted by Section 102 of the Delaware General Corporation Law, we have adopted provisions in our amended and restated certificate of incorporation and amended and restated bylaws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonable available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

As permitted by Section 145 of the Delaware General Corporation Law, our bylaws provide that:

•	we may indemnify our directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

•	we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	the rights provided in our bylaws are not exclusive.

We have entered, and intend to continue to enter, into separate indemnification agreements with each of our directors and officers which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements generally require us, among other things, to indemnify our officers and directors against liabilities that may arise by reason of their status or service as directors or officers other than liabilities arising from willful misconduct. These indemnification agreements also generally require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified.

At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification by us is sought, nor are we aware of any threatened litigation or proceeding that may result in a claim for indemnification.

We have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances.

RELATED PARTY TRANSACTIONS

The following is a description of transactions in our prior three fiscal years to which we have been a party, in which the amount involved in the transaction exceeds $60,000, and in which any of our directors, executive officers or holders of more than 5% of our capital stock had or will have a direct or indirect material interest, other than compensation and employment arrangements described under “Management.” We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

Private Financings

Series A Preferred Stock Financing

In three closings in December 2001, January 2002 and March 2002, we issued and sold to investors an aggregate of 1,225,000 shares of Series A preferred stock at a purchase price of $1.00 per share, for aggregate consideration of $1.2 million, including the cancellation of $100,000 in indebtedness to one of the purchasers. Upon completion of this offering, these shares will convert into 1,225,000 shares of common stock. The participants in this preferred stock financing included the following directors or their affiliates:

Director	Affiliated Purchaser/Stockholder	Shares of Series A Preferred Stock
Cam L. Garner	Family trust	250,000
Scott L. Glenn(1)	Windamere III, LLC	250,000
David F. Hale	Family trust	250,000
William A. Roper, Jr.	Family trust	250,000

(1)	Mr. Glenn served on our board of directors from January 2002 until July 2004.

Series B Bridge Loan Financing and Preferred Stock Financing

In June 2002, we borrowed an aggregate of $410,000 from investors and issued in return convertible promissory notes in the principal amount of $410,000 and warrants to purchase an aggregate of 41,836 shares of our Series B preferred stock at an initial exercise price of $1.00 per share. The convertible promissory notes were converted into an aggregate of 984,149 shares of Series B preferred stock in connection with the November 2002 closing of our Series B preferred stock financing. Upon completion of this offering, these shares will convert into 984,149 shares of common stock and the warrants will be exercisable for 41,836 shares of common stock at an initial exercise price of $1.00 per share. The warrants expire in June 2009.

In November 2002, we issued and sold to investors an aggregate of 4,591,837 shares of Series B preferred stock at a purchase price of $1.96 per share, for aggregate consideration of $9.0 million, including the cancellation of indebtedness under convertible promissory notes described above. Upon completion of this offering, these shares will convert into 4,591,837 shares of common stock.

The participants in this bridge loan financing and preferred stock financing included the following executive officer, directors or their affiliates:

Director	Affiliated Purchaser/ Stockholder	Principal Amount of Bridge Notes	Shares Subject to Series B Warrants	Shares of Series B Preferred Stock
Rex Bright	Family trust	—	—	12,755
Brian H. Dovey	Funds managed by Domain Associates, L.L.C.	—	—	2,806,122
Scott L. Glenn	Windamere III, LLC	$100,000	10,204	637,755
Cam L. Garner	Family trust	100,000	10,204	260,204
David F. Hale	Family trust	100,000	10,204	147,958
William A. Roper, Jr.	Family trust	100,000	10,204	204,082

Series C Preferred Stock Financing

In two separate closings in January 2003 and June 2003, we issued and sold to investors an aggregate of 4,680,852 shares of Series C preferred stock at a purchase price of $2.35 per share, for aggregate consideration of $11.0 million. Upon completion of this offering, these shares will convert into 4,680,852 shares of common stock. The participants in this preferred stock financing included the following executive officer, directors or their affiliates:

Director	Affiliated Purchaser/Stockholder	Shares of Series C Preferred Stock
Rex Bright	Family trust	2,128
Brian H. Dovey	Funds managed by Domain Associates, L.L.C.	994,761
David F. Hale	Family trust	42,553
Adele C. Oliva	Funds affiliated with Apax Partners, Inc.	3,409,956
William A. Roper, Jr.	Family trust	85,106

Series D Bridge Loan Financing and Preferred Stock Financing

In December 2003, we borrowed an aggregate of approximately $4.8 million from investors and issued in return convertible promissory notes in the principal amount of approximately $4.8 million and warrants to purchase an aggregate of 398,082 shares of our Series D preferred stock at an initial exercise price of $2.39 per share, of which 265,321 shares were attributed to the promissory notes, and 132,761 shares were attributed to these investors’ subsequent purchase of our Series D preferred stock in February 2004. The convertible promissory notes were converted into an aggregate of 984,149 shares of Series D preferred stock in connection with the February 2004 closing of our Series D preferred stock financing. Upon completion of this offering, these shares will convert into 398,082 shares of common stock. The warrants were exchanged for warrants to purchase the same number of shares in connection with the February 2004 closing of our Series D preferred stock financing.

In two separate closings in February 2004 and July 2004, we issued and sold to investors an aggregate of 23,329,318 shares of Series D preferred stock at a purchase price of $2.39 per share, for aggregate consideration of $55.8 million, including the convertible promissory notes described above. Upon completion of this offering, these shares will convert into 23,329,318 shares of common stock. We simultaneously issued and sold to investors additional warrants to purchase an aggregate of 1,423,292 shares of Series D preferred stock having an exercise price of $2.39 per share. Upon completion of this offering, the warrants will convert into warrants to purchase 1,423,292 shares of common stock having an exercise price of $2.39 per share. The warrants expire in February 2011 and July 2011. The participants in this bridge loan financing and preferred stock financing included the following executive officer, directors or their affiliates:

Director	Affiliated Purchaser/Stockholder	Principal Amount of Bridge Notes	Shares Subject to Series D Warrants	Shares of Series D Preferred Stock
Rex Bright	Family trust	—	558	8,369
Eric Aguiar, M.D.	HealthCare Ventures VII, L.P.	—	279,079	4,184,100
Brian H. Dovey	Funds managed by Domain Associates, L.L.C.	2,250,000	320,847	2,928,870
David F. Hale	Family trust	—	2,791	41,841
Adele C. Oliva	Funds affiliated with Apax Partners, Inc.	$2,250,000	306,892	2,719,665
Andrew N. Schiff, M.D.	Perseus Soros BioPharmaceutical Fund, LP	—	502,342	7,531,381

Series E Preferred Stock Financing

In March 2005, we issued and sold to investors an aggregate of 6,122,449 shares of Series E preferred stock at a purchase price of $2.45 per share, for aggregate consideration of $15.0 million. Upon completion of this offering, these shares will convert into 6,122,449 shares of common stock. The participants in this preferred stock financing included the following executive officer, directors or their affiliates:

Director	Affiliated Purchaser/Stockholder	Shares of Series E Preferred Stock
Rex Bright	Family trust	3,059
Eric Aguiar, M.D.	HealthCare Ventures VII, L.P.	777,458
Graham D.S. Anderson	Euclid SR Partners and affiliates	2,040,816
Brian H. Dovey	Funds managed by Domain Associates, L.L.C.	910,595
Adele C. Oliva	Funds affiliated with Apax Partners, Inc.	622,805
Andrew N. Schiff, M.D.	Perseus-Soros BioPharmaceutical Fund, LP	612,245

Investor Rights Agreement, Co-Sale Agreement and Voting Agreement

In connection with each of the preferred stock financings described above, we entered into an investor rights agreement, co-sale agreement and voting agreement with the purchasers listed above, Dr. Fitzpatrick and other parties. The investor rights agreement provides for certain information rights, registration rights, a right of first refusal on issuance of securities by us and other matters. The co-sale agreement provides for a right to participate in specified transfers of securities by Dr. Fitzpatrick and another founder of our company, Dr. Scheff. The voting agreement provides for the election of specified parties to our board of directors and other matters. Other than the registration rights in the investor rights agreement, all terms of the investor rights agreement, co-sale agreement and voting agreement will terminate upon the closing of this offering. See “Description of Capital Stock—Registration Rights” for a description of the registration rights in the investor rights agreement.

Option Grants

From January 1, 2002 through March 31, 2005, we have granted options to purchase an aggregate of 3,775,922 shares of common stock to our current directors and executive officers, with exercise prices ranging from $0.25 to $1.25 per share.

Indemnification Agreements and Directors’ and Officers’ Liability Insurance

We have entered into indemnification agreements with each of our executive officers and directors. The indemnification agreements generally require us to indemnify these individuals to the fullest extent permitted by Delaware law. In addition, we have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances.

Other Arrangements

In June 2002, we entered into a consulting agreement with Dr. Fitzpatrick, a director and one of our founders. Under this consulting agreement, Dr. Fitzpatrick agreed to (1) serve as chairman of our scientific advisory board, (2) be readily available for consultation on a regular basis, (3) attend up to four scientific advisory board meetings each year and (4) be reasonably available for consultation with our president and chief executive officer or board of directors on reasonable prior notice. As compensation for his services, we have agreed to pay Dr. Fitzpatrick $3,500 per month, to be paid monthly following the performance of services, and to reimburse him for travel and out-of-pocket expenses. Dr. Fitzpatrick’s term on the scientific advisory board continues for successive one year periods, but can be terminated with or without cause upon at least ten days prior written notice. In addition, Dr. Fitzpatrick is subject to customary confidentiality obligations. We paid Dr. Fitzpatrick for his services under the agreement the amounts of $36,500, $43,024 and $11,607 for the years ended December 31, 2003 and 2004 and the three months ended March 31, 2005, respectively. No payments were made under the consulting agreement for the year ended December 31, 2002.

During the years ended December 31, 2002, 2003 and 2004 and the three months ended March 31, 2005 we sold our cosmeceutical products to a physician practice group owned and operated by Dr. Fitzpatrick from which we generated $461,101, $212,218, $223,284 and $10,654 of revenue, respectively.

In December 2002, we entered into a settlement and release agreement with Mitchel P. Goldman, M.D., one of our founders and a former director, whereby we repurchased 336,948 shares of our common stock at $0.50 per share, for aggregate consideration of $168,474. As part of the agreement, we also paid Dr. Goldman an additional $168,474 for past services.

Beginning in October 2003, by order of our board of directors, we have paid cash compensation of $5,000 per month to Mr. Hale for his services as chairman of our board of directors.

In July 2004, we loaned $25,000 to David C. Pearson, Ph.D., our former Senior Vice President, Sales and Marketing, for relocation assistance. Dr. Pearson repaid the loan in full plus interest in February 2005 in connection with the termination of his employment.

PRINCIPAL STOCKHOLDERS

Set forth below is information relating to the beneficial ownership of our common stock as of March 31, 2005, by:

•	each person known by us to beneficially own more than 5% of our outstanding shares of common stock;

•	each or our directors;

•	each of the named executive officers; and

•	all directors and executive officers as a group.

Each stockholder’s percentage ownership in the following table is based on 41,532,248 shares of common stock outstanding as of March 31, 2005, as adjusted to reflect the issuance of 39,949,456 shares of common stock upon conversion of all outstanding shares of preferred stock upon the closing of this offering and treating as outstanding all options, if any, held by that stockholder and, in accordance with the rules of the SEC, exercisable as of May 30, 2005, which is 60 days after March 31, 2005.

Information with respect to beneficial ownership has been furnished by each director, officer or 5% or greater stockholder. Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by them. Unless otherwise indicated, the address of each officer, director and 5% or greater stockholder listed below is c/o SkinMedica, Inc., 5909 Sea Lion Place, Suite H, Carlsbad, California 92010.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
		Before Offering	After Offering
5% and Greater Stockholders
Perseus-Soros BioPharmaceutical Fund, LP (1)	8,645,968	20.6%
Funds managed by Domain Associates, L.L.C. (2)	7,961,195	19.0%
Funds affiliated with Apax Partners, Inc. (3)	7,059,318	16.9%
HealthCare Ventures VII, L.P. (4)	5,240,637	12.5%
Funds affiliated with The St. Paul Travelers Companies, Inc. (5)	4,272,449	10.3%

Named Executive Officers and Directors
Rex Bright (6)	457,781	1.1%
Diane S. Goostree (7)	152,187	*
Thomas H. Insley (8)	98,125	*
Dennie Dyer (9)	70,312	*
David C. Pearson, Ph.D.	—	*
Sharon Stevenson, Ph.D., D.V.M. (10)	89,270	*
Eric Aguiar, M.D. (11)	5,270,637	12.6%
Graham D.S. Anderson (12)	2,070,816	5.0%
Brian H. Dovey (13)	8,006,195	19.1%
Richard E. Fitzpatrick, M.D. (14)	631,302	1.5%
Cam L. Garner (15)	520,408	1.3%
David F. Hale (16)	797,643	1.9%
Adele C. Oliva (17)	7,059,318	16.9%
William A. Roper, Jr. (18)	594,392	1.4%
Andrew N. Schiff, M.D. (19)	37,500	*
All directors and executive officers as a group (19 persons) (20)	32,522,475	73.3%

*	Indicates beneficial ownership of less than 1% of the total outstanding common stock

(1)	Includes 502,342 shares issuable upon exercise of warrants. Perseus-Soros Partners, LLC is the general partner of the Perseus-Soros BioPharmaceutical Fund, LP. Perseus BioTech Fund Partners, LLC and SFM Participation, L.P. are the managing members of Perseus-Soros Partners, LLC. Perseuspur, LLC is the managing member of Perseus BioTech Fund Partners, LLC. Frank Pearl is the sole member of Perseuspur, LLC and in such capacity may be deemed a beneficial owner of securities held for the account of the Perseus-Soros BioPharmaceutical Fund, LP. SFM AH, LLC is the general partner of SFM Participation, L.P. The sole managing member of SFM AH, LLC is Soros Fund Management LLC. George Soros is the Chairman of Soros Fund Management LLC and in such capacity may be deemed a beneficial owner of securities held for the account of the Perseus-Soros BioPharmaceutical Fund, LP. The address of Perseus-Soros BioPharmaceutical Fund, LP is 888 Seventh Avenue, 29th Floor, New York, New York 10106.
(2)	Includes 7,777,471 shares held by Domain Partners V, L.P., including 313,443 shares issuable upon exercise of warrants, and 183,724 shares held by DP V Associates, L.P., including 7,404 shares issuable upon exercise of warrants. Mr. Dovey is a managing member of One Palmer Square Associates V, L.L.C., the general partner of Domain Partners V, L.P. and DP V Associates, L.P. Also includes 45,000 shares acquired by Domain Associates, L.L.C. upon the early exercise of stock options by Mr. Dovey. 11,250 of these shares will be unvested and subject to our right of repurchase as of May 30, 2005. Mr. Dovey is a managing member of Domain Associates, L.L.C. Mr. Dovey disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The address of Domain Associates, L.L.C., Domain Partners V, L.P. and DP V Associates, L.P. is One Palmer Square, Suite 515, Princeton, NJ 08542.
(3)	Includes 6,032,190 shares held by Apax Excelsior VI, L.P., including 262,241 shares issuable upon exercise of warrants; 492,740 shares held by Apax Excelsior VI-A C.V., including 21,420 shares issuable upon exercise of warrants; 328,256 shares held by Apax Excelsior VI-B C.V., including 14,270 shares issuable upon exercise of warrants; and 206,132 shares held by Patricof Private Investment Club III, L.P., including 8,961 shares issuable upon exercise of warrants. Apax Managers, Inc. is the general partner of certain entities, including Apax Excelsior VI Partners, L.P. Apax Excelsior VI Partners, L.P. is the general partner of certain private equity funds, including the Excelsior VI Funds. Apax Managers, Inc. has the sole power to vote or direct the vote and to dispose or to direct the disposition of all shares of common stock deemed beneficially owned by it. The natural persons who control the shares owned by Apax Managers, Inc. and the funds affiliated with Apax Partners, Inc. are Greg Case, Oren Zeev, Paul Vais, and George Jenkins. The address for Apax Partners, Inc., Apax Managers, Inc., Apax Excelsior VI, L.P., Apax Excelsior VI-A, C.V., Apax Excelsior VI-B, C.V. and Patricof Private Investment Club III, L.P. is 445 Park Avenue, New York, NY 10022.
(4)	Includes 279,079 shares issuable upon exercise of warrants. The natural persons who control the shares owned by HealthCare Ventures VII, L.P. are Eric Aguiar, M.D., James H. Cavanaugh, Ph.D., John W. Littlechild, Augustine Lawlor, Christopher Mirabelli, Ph.D. and Harold R. Werner. The address of HealthCare Ventures VII, L.P. is 44 Nassau Street, Princeton, NJ 08542.
(5)

Includes 2,619,008 shares held by St. Paul Venture Capital VI, LLC, including 145,120 shares issuable upon exercise of warrants; 897,959 shares held by Windamere III, LLC, including 10,204 shares issuable upon exercise of warrants; and 755,482 shares held by Fog City Fund, LLC, including 41,861 shares issuable upon exercise of warrants. The St. Paul Travelers Companies, Inc., a publicly-traded company, owns 100% of St. Paul Fire and Marine Insurance Company. St. Paul Fire and Marine Insurance Company owns a controlling interest and has appointed a majority of the members of the board of directors of St. Paul Venture Capital VI, LLC. St. Paul Fire and Marine Insurance Company also owns a controlling interest of Windamere III, LLC and Fog City Fund, LLC. St. Paul Venture Capital VI, LLC is jointly managed by Split Rock Partners, LLC and Vesbridge Partners, LLC, however, voting and investment power with respect to our shares have been delegated solely to Split Rock Partners, LLC. Split Rock Partners, LLC has appointed a majority of the members of the board of directors of each of Windamere III, LLC and Fog City Fund, LLC. Voting and investment power over the shares held by each named fund is shared with each of The St. Paul Travelers Companies, Inc., St. Paul Fire and Marine Insurance Company and Split Rock Partners, LLC, due to the affiliate relationships described above. Each of these entities disclaim beneficial ownership of the shares except to the extent of any pecuniary interest in each named fund. The address for The St. Paul Travelers Companies, Inc. and St. Paul Fire and Marine Insurance Company is 385 Washington Street,

St. Paul, MN 55102. The address for Split Rock Partners, LLC is 10400 Viking Drive, Suite 550, Eden Prairie, MN 55344.
(6)	Includes 430,912 shares Mr. Bright has the right to acquire pursuant to outstanding options exercisable as of May 30, 2005. Also includes 11,428 shares held of record by a trust for which Mr. Bright serves as trustee.
(7)	Consists of shares Ms. Goostree has the right to acquire pursuant to outstanding options exercisable as of May 30, 2005.
(8)	Consists of shares Mr. Insley has the right to acquire pursuant to outstanding options exercisable as of May 30, 2005.
(9)	Consists of shares Mr. Dyer has the right to acquire pursuant to outstanding options exercisable as of May 30, 2005.
(10)	Consists of shares Dr. Stevenson has the right to acquire pursuant to outstanding options exercisable as of May 30, 2005.
(11)	Includes 5,240,637 shares held by HealthCare Ventures VII, L.P., including 279,079 shares issuable upon exercise of warrants. Dr. Aguiar is a partner of the general partner of HealthCare Ventures VII, L.P., and shares investment and voting power over these shares with the other partners of the general partner, none of whom are affiliated with the Company. Dr. Aguiar disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Also includes 30,000 unvested shares Dr. Aguiar has the right to acquire pursuant to outstanding options that are immediately exercisable, all of which shares will be subject to our right of repurchase as of May 30, 2005.
(12)	Includes 1,428,571 shares held by EuclidSR Partners, L.P. and 612,245 shares held by EuclidSR Biotechnology Partners, L.P. Mr. Anderson is a partner of EuclidSR Partners. Mr. Anderson disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Also includes 30,000 shares Mr. Anderson has the right to acquire pursuant to outstanding options that are immediately exercisable, all of which shares will be unvested and subject to our right of repurchase as of May 30, 2005.
(13)	Includes 7,777,471 shares held by Domain Partners V, L.P., including 313,443 shares issuable upon exercise of warrants, and 183,724 shares held by DP V Associates, L.P., including 7,404 shares issuable upon exercise of warrants. Mr. Dovey is a managing member of One Palmer Square Associates V, L.L.C., the general partner of Domain Partners V, L.P. and DP V Associates, L.P. Also includes 45,000 shares acquired by Domain Associates, L.L.C. upon the early exercise of stock options by Mr. Dovey. 11,250 of these shares will be unvested and subject to our right of repurchase as of May 30, 2005. Mr. Dovey is a managing member of Domain Associates, L.L.C. Mr. Dovey disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.
(14)	Includes 174,000 shares Dr. Fitzpatrick has the right to acquire pursuant to outstanding options that are immediately exercisable, of which 53,334 shares would be subject to our right of repurchase as of May 30, 2005. Also includes 6,875 unvested shares acquired by Dr. Fitzpatrick upon the early exercise of stock options, all of which will be subject to our right of repurchase as of May 30, 2005. Also includes 427,302 shares held of record by a trust for which Dr. Fitzpatrick serves as trustee.
(15)	Includes 6,875 unvested shares acquired by Mr. Garner upon the early exercise of stock options, all of which shares will be subject to our right of repurchase as of May 30, 2005. Also includes 465,204 shares held of record by a trust for which Mr. Garner serves as trustee, and 10,204 shares issuable upon exercise of warrants.
(16)	Includes 20,417 unvested shares acquired by Mr. Hale upon the early exercise of stock options, all of which shares will be subject to our right of repurchase as of May 30, 2005. Also includes 237,500 shares Mr. Hale has the right to acquire pursuant to outstanding options that are immediately exercisable, of which 152,761 unvested shares would be subject to our right of repurchase as of May 30, 2005. Also includes 472,148 shares held of record by a trust for which Mr. Hale serves as trustee, and 12,995 shares issuable upon exercise of warrants.
(17)	Includes 6,032,190 shares held by Apax Excelsior VI, L.P., including 262,241 shares issuable upon exercise of warrants; 492,740 shares held by Apax Excelsior VI-A C.V., including 21,420 shares issuable upon exercise of warrants; 328,256 shares held by Apax Excelsior VI-B C.V., including 14,270 shares issuable upon exercise of warrants; and 206,132 shares held by Patricof Private Investment Club III, L.P., including 8,961 shares issuable upon exercise of warrants. Ms. Oliva is a partner of Apax Partners, Inc. Ms. Oliva disclaims beneficial ownership of such shares except to the extent of her pecuniary interest therein.

(18)	Includes 6,875 unvested shares acquired by Mr. Roper upon the early exercise of stock options, all of which shares will be subject to our right of repurchase as of May 30, 2005. Also includes 7,500 shares Mr. Roper has the right to acquire pursuant to outstanding options that are immediately exercisable. Also includes 539,188 shares held of record by a trust for which Mr. Roper serves as trustee, and 10,204 shares issuable upon exercise of warrants.
(19)	Includes 37,500 shares Dr. Schiff has the right to acquire pursuant to outstanding options that are immediately exercisable, of which 20,625 unvested shares would be subject to our right of repurchase as of May 30, 2005. These options are held for the benefit of an entity controlled by affiliates of Perseus-Soros BioPharmaceutical Fund, LP. Dr. Schiff is a Managing Director of Perseus-Soros Management, LLC, an affiliate of Perseus-Soros BioPharmaceutical Fund, LP but does not have voting or dispositive power with respect to any of the shares owned by Perseus-Soros BioPharmaceutical Fund, LP.
(20)	Includes 1,418,744 shares these executive officers and directors (or their affiliates) have the right to acquire pursuant to outstanding options, of which 308,595 unvested shares would be subject to our right of repurchase as of May 30, 2005. Also includes 52,292 unvested shares acquired by these directors upon the early exercise of stock options, all of which shares will be subject to our right of repurchase as of May 30, 2005. Also includes 1,443,121 shares issuable upon exercise of warrants.

DESCRIPTION OF CAPITAL STOCK

Upon completion of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share.

The following is a summary of the rights of our common stock and preferred stock. This summary is not complete. For more detailed information, please see our amended and restated certificate of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

Outstanding Shares. Based on 1,582,792 shares of common stock outstanding as of March 31, 2005, the conversion of preferred stock into 39,949,456 shares of common stock upon the completion of this offering, the issuance of              shares of common stock in this offering, and no exercise of options or warrants, there will be                      shares of common stock outstanding upon completion of this offering.

Options and Warrants. As of March 31, 2005, there were 5,317,229 shares of common stock subject to outstanding options under our 1999 stock option plan and our 2002 stock incentive plan and we will grant additional options to purchase 225,000 shares of common stock to our non-employee directors under our 2005 equity incentive award plan upon the completion of this offering. As of the same date, we had outstanding warrants to purchase preferred stock which will become exercisable for an aggregate of 1,988,733 shares of common stock upon the completion of this offering.

As of March 31, 2005, we had approximately 68 record holders of our common stock.

Voting Rights. Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our amended and restated certificate of incorporation and bylaws do not provide for cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

Dividends. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Rights and Preferences. Holders of common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate in the future.

Fully Paid and Nonassessable. All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable.

Preferred Stock

Upon the closing of this offering, our board of directors will have the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding).

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Registration Rights

Under an amended and restated investor rights agreement, following the completion of this offering, the holders of 39,949,456 shares of our common stock and warrants to purchase 1,988,733 shares of our common stock have the right to require us to register these shares with the SEC so that these shares may be publicly resold, or to include these shares in any registration statement we file.

Demand Registration Rights. At any time beginning six months after the completion of this offering, each of the following groups of stockholders have the right to demand that we file two registration statements, subject to specified exceptions:

•	the holders of at least a majority of the shares having registration rights;

•	the holders of a majority of the shares issuable upon conversion of our Series D preferred stock including shares issuable upon exercise of outstanding warrants to purchase Series D preferred stock; and

•	the holders of a majority of the shares issuable upon conversion of our Series E preferred stock.

Form S-3 Registration Rights. If we are eligible to file a registration statement on Form S-3, holders of shares having registration rights have the right to demand that we file a registration statement on Form S-3 so long as the aggregate anticipated offering price of the securities to be sold under the registration statement on Form S-3 is at least $1.0 million, subject to specified exceptions.

”Piggyback” Registration Rights. If we register any securities for public sale, stockholders with registration rights will have the right to include their shares in the registration statement. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement, but not below 30% of the total number of shares included in the registration statement, except for this offering for which such rights have been waived.

Expenses of Registration. We will pay all expenses relating to two demand registrations, two Form S-3 registrations and all piggyback registrations, other than underwriting discounts and commissions. However, we will not pay for the expenses of any demand registration if the request is subsequently withdrawn by the holders of a majority of the shares having registration rights, subject to specified exceptions.

Expiration of Registration Rights. The registration rights described above will expire as to each stockholder who holds registration rights at such time as the stockholder is entitled to sell all of its securities pursuant to Rule 144, including Rule 144(k), of the Securities Act.

Delaware Anti-Takeover Law and Provisions of our Amended and Restated Certificate of Incorporation and Bylaws

Delaware Anti-Takeover Law. We are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Amended and Restated Certificate of Incorporation and Bylaws. Provisions of our amended and restated certificate of incorporation and bylaws, which will become effective upon the completion of this offering, may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our amended and restated certificate of incorporation and bylaws:

•	permit our board of directors to issue up to 10,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate (including the right to approve an acquisition or other change in control);

•	provide that the authorized number of directors may be changed only by resolution of the board of directors;

•	provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	divide our board of directors into three classes;

•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

•	provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also specify requirements as to the form and content of a stockholder’s notice;

•	do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose); and

•	provide that special meetings of our stockholders may be called only by the chairman of the board, our chief executive officer or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors.

The amendment of any of these provisions generally would require approval by the holders of at least 66 2/3% of our then outstanding common stock.

Nasdaq National Market Listing

We are applying to have our common stock included for quotation on the Nasdaq National Market under the symbol SKMD.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is                     . The transfer agent and registrar’s address is                                     .

MATERIAL U.S. FEDERAL INCOME TAX

CONSEQUENCES TO NON-U.S. HOLDERS

The following is a general discussion of the material U.S. federal income tax consequences of the ownership and disposition of our common stock to a non-U.S. holder. For the purpose of this discussion, a non-U.S. holder is any holder that for U.S. federal income tax purposes is not a U.S. person. For purposes of this discussion, the term U.S. person means:

•	an individual citizen or resident of the U.S.;

•	a corporation or other entity taxable as a corporation or a partnership or entity taxable as a partnership created or organized in the U.S. or under the laws of the U.S. or any political subdivision thereof;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has made an election to be treated a U.S. person.

If a partnership holds common stock, the tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Accordingly, we urge partnerships which hold our common stock and partners in such partnerships to consult their tax advisors.

This discussion assumes that non-U.S. holders will hold our common stock issued pursuant to the offering as a capital asset (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be relevant in light of a non-U.S. holder’s special tax status or special tax situations. U.S. expatriates, life insurance companies, tax-exempt organizations, dealers in securities or currency, banks or other financial institutions, investors whose functional currency is other than the U.S. dollar, and investors that hold common stock as part of a hedge, straddle or conversion transaction are among those categories of potential investors that are subject to special rules not covered in this discussion. This discussion does not address any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code and Treasury Regulations and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. Accordingly, we urge each non-U.S. holder to consult a tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Dividends

We have not paid any dividends on our common stock and we do not plan to pay any dividends for the foreseeable future. However, if we do pay dividends on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those dividends exceed our current and accumulated earnings and profits, the dividends will constitute a return of capital and will first reduce a holder’s basis, but not below zero, and then will be treated as gain from the sale of stock.

Any dividend (out of earnings and profits) paid to a non-U.S. holder of common stock generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. In order to receive a reduced treaty rate, a non-U.S. holder must provide us with an IRS Form W-8BEN or other appropriate version of form W-8 certifying qualification for the reduced rate.

Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder are exempt from such withholding tax. In order to obtain this exemption, a

non-U.S. holder must provide us with an IRS Form W-8ECI properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition to the graduated tax described above, dividends received by corporate non-U.S. holders that are effectively connected with a U.S. trade or business of the corporate non-U.S. holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

A non-U.S. holder of common stock that is eligible for a reduced rate of withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld if an appropriate claim for refund is filed with the IRS.

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the gain is effectively connected with a U.S. trade or business of the non-U.S. holder (which gain, in the case of a corporate non-U.S. holder, must also be taken into account for branch profits tax purposes);

•	the non-U.S. holder is an individual who holds his or her common stock as a capital asset (generally, an asset held for investment purposes) and who is present in the U.S. for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•	our common stock constitutes a U.S. real property interest by reason of our status as a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder’s holding period for our common stock. We believe that we are not currently, and that we will not become, a “U.S. real property holding corporation” for U.S. federal income tax purposes.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Payments of dividends or of proceeds on the disposition of stock made to a non-U.S. holder may be subject to backup withholding (currently at a rate of 28%) unless the non-U.S. holder establishes an exemption, for example, by properly certifying its non-U.S. status on a Form W-8BEN or another appropriate version of Form W-8. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person.

Backup withholding is not an additional tax. Rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the IRS.

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after the offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have              shares of common stock outstanding, assuming no exercise of currently outstanding options or warrants. Of these shares, the              shares sold in this offering, plus any additional shares sold upon exercise of the underwriters’ over-allotment option, will be freely transferable without restriction under the Securities Act, unless they are held by our “affiliates” as that term is used under the Securities Act and the rules and regulations promulgated thereunder. The remaining                    shares of common stock held by existing stockholders are restricted shares. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 promulgated under the Securities Act, which rules are summarized below.

As a result of lock-up agreements and the provisions of Rules 144 and 701, additional shares will be available for sale in the public market, subject to certain volume and other restrictions, as follows:

•	restricted shares will be eligible for immediate sale on the effective date of this offering;

•	restricted shares will be eligible for sale 90 days after the date of this prospectus;

•	restricted shares will be eligible for sale upon expiration of the lock-up agreements, described below; and

•	the remaining restricted shares will be eligible for sale from time to time thereafter upon expiration of their respective one-year holding periods.

Rule 144

In general, under Rule 144 as in effect on the date of this prospectus, beginning 90 days after the effective date of this offering, our affiliates, or a person (or persons whose shares are aggregated) who has beneficially owned restricted shares (as defined under Rule 144) for at least one year, is entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of common stock or the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the SEC. Sales under Rule 144 are subject to requirements relating to the manner of sale, notice, and the availability of current public information about us.

Rule 144(k)

A person (or persons whose shares are aggregated) who was not our affiliate at any time during the 90 days immediately preceding the sale and who has beneficially owned restricted shares for at least two years is entitled to sell such shares under Rule 144(k) without regard to the limitations described above.

Rule 701

Our employees, officers, directors or consultants who purchased or were awarded shares or options to purchase shares under a written compensatory plan or contract are entitled to rely on the resale provisions of Rule 701 under the Securities Act, which permits affiliates and non-affiliates to sell their Rule 701 shares without having to comply with Rule 144 holding period restrictions, in each case commencing 90 days after the effective date of this offering. In addition, non-affiliates may sell Rule 701 shares without complying with the public information, volume and notice provisions of Rule 144.

Lock-Up Agreements

Our directors, stockholders, optionholders and warrantholders have agreed with the underwriters that for a period of 180 days following the date of this prospectus, they will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for shares of common stock, subject to specified exceptions. These lock-up agreements are subject to limited extension under certain circumstances. SG Cowen & Co., LLC may, in its sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement. In considering any request to release shares subject to a lock-up agreement, SG Cowen & Co., LLC will consider the facts and circumstances relating to a request at the time of the request.

Registration Rights

Following this offering, under specified circumstances and subject to customary conditions, the holders of 39,949,456 shares of our common stock and warrants to purchase 1,988,733 shares of our common stock have the right in specified circumstances to require us to register their shares under the Securities Act for resale to the public beginning six months from the effective date of this offering. If the holders of these registrable securities request that we register their shares, and if the registration is effected, these shares will become freely tradable without restriction under the Securities Act. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock. See “Description of Capital Stock—Registration Rights.”

Equity Incentive Plans

We intend to file with the SEC a registration statement under the Securities Act covering the shares of common stock that we may issue upon exercise of outstanding options reserved for issuance under our 1999 stock option plan and 2002 stock incentive plan, as well as all common stock we may issue under our 2005 equity incentive award plan and our employee stock purchase plan. The registration statement is expected to be filed and become effective as soon as practicable after the completion of this offering. Accordingly, shares registered under the registration statement will be available for sale in the open market following its effective date, subject to Rule 144 volume limitations and the lock-up arrangement described above, if applicable.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to the terms and conditions of the underwriting agreement, the underwriters named below have severally agreed to purchase from us the number of shares of our common stock set forth opposite their names on the table below at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus as follows:

Name	Number of Shares
SG Cowen & Co., LLC
Piper Jaffray & Co.
Thomas Weisel Partners LLC
C.E. Unterberg, Towbin, LLC

Total

The underwriting agreement provides that the obligations of the underwriters to purchase the shares of common stock offered hereby on a firm commitment basis may be terminated in the event of a material adverse change in economic, political or financial conditions. The obligations of the underwriters may also be terminated upon the occurrence of other events specified in the underwriting agreement. The underwriters are severally committed to purchase all of the shares of common stock being offered by us if any shares are purchased.

The underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus. The underwriters may offer the common stock to securities dealers at the price to the public less a concession not in excess of $             per share. Securities dealers may reallow a concession not in excess of $             per share to other dealers. After the shares of common stock are released for sale to the public, the underwriters may vary the offering price and other selling terms from time to time.

We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to an aggregate of              additional shares of common stock at the public offering price set forth on the cover page of this prospectus less underwriting discounts and commissions. The underwriters may exercise this option only to cover over-allotments, if any, made in connection with the sale of common stock offered hereby. If the over allotment option is exercised in full, the underwriters will purchase additional shares from us in approximately the same proportion as shown in the table above.

The following table summarizes the compensation to be paid to the underwriters by us and the proceeds, before expenses, payable to us.

Total
	Per Share	Without Over Allotment	With Over Allotment
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $            .

We have agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments the underwriters may be required to make in respect of any such liabilities.

Our directors, stockholders, optionholders and warrantholders have agreed with the underwriters that for a period of 180 days following the date of this prospectus, they will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for shares of common stock, subject to specified exceptions. These lock-up agreements are subject to limited extension under certain circumstances. SG Cowen & Co., LLC may, in its sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement. We have entered into a similar agreement with the underwriters, subject to specified exceptions. There are no agreements between SG Cowen & Co., LLC and any of our stockholders, optionholders, warrantholders or affiliates releasing them from these lock-up agreements prior to the expiration of the agreements. In considering any request to release shares subject to a lock-up agreement, SG Cowen & Co., LLC will consider the facts and circumstances relating to a request at the time of the request.

At our request, the underwriters have reserved for sale, at the initial public offering price, up to              shares of our common stock being offered for sale to our customers and business partners. At the discretion of our management, other parties, including our employees, may participate in the reserved shares program. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

The underwriters may engage in over allotment, stabilizing transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934, as amended. Over allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Covered short sales are sales made in an amount not greater than the number of shares available for purchase by the underwriters under the over allotment option. The underwriters may close out a covered short sale by exercising their over allotment option or purchasing shares in the open market. Naked short sales are sales made in an amount in excess of the number of shares available under the over allotment option. The underwriters must close out any naked short sale by purchasing shares in the open market. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the shares of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by such syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions. Penalty bids may have the effect of deterring syndicate members from selling to people who have a history of quickly selling their shares. In passive market making, market makers in the shares of common stock who are underwriters or prospective underwriters may, subject to certain limitations, make bids for or purchases of the shares of common stock until the time, if any, at which a stabilizing bid is made. These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of shares of our common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be commenced and discontinued at any time.

The underwriters have advised us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

In connection with this offering, certain of the underwriters or selling group members, if any, participating in this offering may distribute prospectuses electronically in Adobe PDF format. In addition, prospectuses in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in this offering. Other than prospectuses in electronic format, the information on these websites is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Prior to this offering, there has been no public market for shares of our common stock. Consequently, the initial public offering price has been determined by negotiations between us and the underwriters. The various factors considered in these negotiations included prevailing market conditions, the market capitalizations and the states of development of other companies that we and the underwriters believed to be comparable to us, estimates of our business potential, our results of operations in recent periods, the present state of our development and other factors deemed relevant.

The underwriters may, from time to time, engage in transactions with or provide financial advisory services to us in the ordinary course of business.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Latham & Watkins LLP, San Diego, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Cooley Godward LLP, San Diego, California. As of the date of this prospectus, persons associated with Latham & Watkins LLP beneficially own shares of our preferred stock, including pursuant to warrants, which will be converted into an aggregate of 8,273 shares of our common stock upon the completion of this offering.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our financial statements and schedule at December 31, 2003 and 2004, and for each of the three years in the period ended December 31, 2004, as set forth in their report. We have included our financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

Ernst & Young LLP, independent registered public accounting firm, has audited the financial statements of the VANIQA Product Line of Women First HealthCare, Inc. for the periods from June 25, 2002 through December 31, 2002, for the year ended December 31, 2003 and for the period from January 1, 2004 through July 12, 2004, as set forth in their report. We have included these financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to SkinMedica and the common stock offered hereby, we refer you to the registration statement and to its exhibits and schedules. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and its exhibits and schedules may be inspected without charge at the public reference room maintained by the SEC, located at 450 Fifth Street, N.W., Room 1200, Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address is www.sec.gov.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and web site of the SEC referred to above. We maintain a website at www.skinmedica.com. You may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our website address does not constitute incorporation by reference of the information contained on our website.

I ndex to Financial Statements

SkinMedica, Inc.:

Report of Independent Registered Public Accounting Firm	F-2
Balance Sheets at December 31, 2003, 2004 and March 31, 2005 (unaudited)	F-3
Statements of Operations for each of the three years in the period ended December 31, 2004 and for the three months ended March 31, 2004 and 2005 (unaudited)	F-4
Statements of Stockholders’ Equity (Deficit) for each of the three years in the period ended December 31, 2004 and for the three months ended March 31, 2005 (unaudited)	F-5
Statements of Cash Flows for each of the three years in the period ended December 31, 2004 and for the three months ended March 31, 2004 and 2005 (unaudited)	F-6
Notes to Financial Statements	F-7

VANIQA Product Line of Women First HealthCare, Inc.:

Report of Independent Registered Public Accounting Firm	F-28
Statements of Revenue and Direct Expenses for the period from June 25, 2002 through December 31, 2002, the year ended December 31, 2003 and for the period from January 1, 2004 through July 12, 2004	F-29
Notes to Statements of Revenue and Direct Expenses	F-30

SkinMedica, Inc. Pro Forma:

Unaudited Pro Forma Statement of Operations for the year ended December 31, 2004	F-37

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of SkinMedica, Inc.

We have audited the accompanying balance sheets of SkinMedica, Inc. as of December 31, 2003 and 2004 and the related statements of operations, stockholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SkinMedica, Inc. at December 31, 2003 and 2004 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004 in conformity with generally accepted accounting principles in the United States.

/s/ Ernst & Young LLP

San Diego, California

March 31, 2005

SkinMedica, Inc.

Balance Sheets

	December 31,		March 31, 2005	Pro forma redeemable preferred stock and stockholders’ equity at March 31, 2005
	2003	2004
			(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$5,083,989	$14,221,649	$21,611,362
Accounts receivable, net of allowances of $75,915, $199,921 and $195,982 at December 31, 2003 and 2004 and March 31, 2005 (unaudited), respectively	1,155,080	2,870,692	3,099,934
Inventories, net	1,671,211	3,346,528	4,256,801
Prepaid expenses and other current assets	235,413	1,255,738	1,724,907

Total current assets	8,145,693	21,694,607	30,693,004

Property and equipment, net	845,482	927,535	829,188
Restricted cash and other assets	310,847	549,806	733,527
Acquired intangibles	8,528,567	44,636,583	43,897,440

Total assets	$17,830,589	$67,808,531	$76,153,159

Liabilities and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$1,548,731	$3,964,261	$4,315,759
Accrued liabilities	1,561,953	2,623,466	2,913,166
Current portion of loan payable	—	2,337,480	2,354,177
Note payable	—	2,000,000	—
Current portion of capital lease obligation	22,670	18,609	14,304

Total current liabilities	3,133,354	10,943,816	9,597,406

Loan payable, net of current portion	—	6,696,317	6,104,338
Capital lease obligation, net of current portion	35,773	18,484	12,818
Note payable	2,000,000	—	—
Convertible bridge loans	4,757,065	—	—

Commitments
Redeemable convertible preferred stock, $0.001 par value; 25,276,215 and 31,398,664 shares authorized at December 31, 2004 and March 31, 2005 (unaudited); 23,329,318 and 29,451,767 shares issued and outstanding at December 31, 2004 and March 31, 2005 (unaudited); aggregate liquidation preference of $55,757,070 and $70,757,010 at December 31, 2004 and March 31, 2005 (unaudited); no shares outstanding pro forma (unaudited)	—	55,494,128	70,383,952	$—

Stockholders’ equity (deficit):
Convertible preferred stock, $0.001 par value; 10,539,525 shares authorized at December 31, 2003 and 2004 and March 31, 2005 (unaudited); 10,497,689 shares issued and outstanding at December 31, 2003 and 2004 and March 31, 2005 (unaudited); aggregate liquidation preference of $21,225,003 at December 31, 2003 and 2004 and March 31, 2005 (unaudited); no shares outstanding pro forma (unaudited)	10,498	10,498	10,498	—
Common stock, $0.001 par value; 15,000,000, 50,000,000 and 58,000,000 shares authorized at December 31, 2003 and 2004 and March 31, 2005 (unaudited), respectively; 1,474,283, 1,576,124 and 1,582,792 shares issued and outstanding at December 31, 2003 and 2004 and March 31, 2005 (unaudited), respectively; 41,532,248 shares outstanding pro forma (unaudited)	1,474	1,576	1,582	41,532
Additional paid-in capital	23,661,412	29,984,480	37,741,560	108,096,060
Deferred stock compensation	—	(2,131,862)	(4,312,775)	(4,312,775)
Subscription receivable	(12,526)	(1,490)	—	—
Accumulated deficit	(15,588,324)	(33,039,279)	(43,218,083)	(43,218,083)
Treasury stock at cost, 336,948 shares	(168,137)	(168,137)	(168,137)	(168,137)

Total stockholders’ equity (deficit)	7,904,397	(5,344,214)	(9,945,355)	$60,438,597

Total liabilities and stockholders’ equity (deficit)	$17,830,589	$67,808,531	$76,153,159

See accompanying notes.

SkinMedica, Inc.

Statements of Operations

	Years Ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004	2005
				(unaudited)
Net revenues	$6,779,776	$13,121,879	$22,059,022	$4,863,898	$7,607,496

Costs and expenses:
Cost of revenues	1,273,864	2,474,639	3,965,700	916,424	1,376,422
Selling, general and administrative	4,975,838	18,494,030	24,419,338	5,052,937	8,727,565
Clinical, regulatory and development	389,544	4,636,832	4,905,861	1,176,923	1,067,059
Amortization of acquired intangible assets	—	309,717	1,950,702	111,573	864,204
Stock-based compensation:
Selling, general and administrative	5,490	4,524	1,250,936	119,272	491,423
Clinical, regulatory and development	313	3,250	73,157	2,142	35,171

Total costs and expenses	6,645,049	25,922,992	36,565,694	7,379,271	12,561,844

Income (loss) from operations	134,727	(12,801,113)	(14,506,672)	(2,515,373)	(4,954,348)

Interest income	15,571	40,854	192,222	20,840	63,329
Interest and other expense	(157,077)	(1,036,332)	(518,285)	(106,313)	(193,498)

Net loss	(6,779)	(13,796,591)	(14,832,735)	(2,600,846)	(5,084,517)
Deemed dividend and accretion to redemption value of redeemable convertible preferred stock	—	—	(2,618,220)	(1,195,720)	(5,094,287)

Net loss attributable to common stockholders	$(6,779)	$(13,796,591)	$(17,450,955)	$(3,796,566)	$(10,178,804)

Net loss per share attributable to common stockholders, basic and diluted	$(0.00)	$(9.71)	$(11.35)	$(2.57)	$(6.45)

Weighted average shares used to compute net loss per share attributable to common stockholders, basic and diluted	1,497,653	1,420,189	1,536,860	1,479,922	1,579,265

Pro forma net loss per share attributable to common stockholders, basic and diluted			$(0.64)		$(0.29)

Weighted average shares used to compute pro forma net loss per share attributable to common stockholders, basic and diluted			27,132,351		35,474,300

See accompanying notes.

SkinMedica, Inc.

Statements of Stockholders’ Equity (Deficit)

Years Ended December 31, 2002, 2003 and 2004 and Three Months Ended March 31, 2005

	Convertible preferred stock		Common stock		Additional paid-in capital	Deferred stock compensation	Subscription receivable	Treasury stock	Accumulated deficit	Total stockholders’ equity (deficit)
	Shares	Amount	Shares	Amount
Balance at December 31, 2001	400,000	$400	1,462,127	$1,462	$1,981,138	$—	$—	$—	$(1,784,954)	$198,046
Repurchase of common stock from founder	—	—	(336,948)	(337)	—	—	—	(168,137)	—	(168,474)
Issuance of Series A convertible preferred stock for cash, net of issuance costs of $11,488	825,000	825	—	—	812,687	—	—	—	—	813,512
Issuance of Series B convertible preferred stock for cash and conversion of bridge loans, net of issuance costs of $113,154	4,591,837	4,592	—	—	8,882,251	—	—	—	—	8,886,843
Exercise of stock options for cash	—	—	275,000	275	75,975	—	—	—	—	76,250
Fair value of stock options issued for services	—	—	—	—	5,803	—	—	—	—	5,803
Issuance of warrants and resulting beneficial conversion feature in connection with bridge loans	—	—	—	—	113,794	—	—	—	—	113,794
Net loss	—	—	—	—	—	—	—	—	(6,779)	(6,779)

Balance at December 31, 2002	5,816,837	5,817	1,400,179	1,400	11,871,648	—	—	(168,137)	(1,791,733)	9,918,995

Issuance of Series C convertible preferred stock for cash, net of issuance costs of $123,397	4,680,852	4,681	—	—	10,871,922	—	—	—	—	10,876,603
Exercise of stock options for cash	—	—	35,500	35	16,715	—	—	—	—	16,750
Fair value of stock options issued for services	—	—	—	—	7,774	—	—	—	—	7,774
Subscription receivable in connection with exercise of stock options	—	—	38,604	39	12,487	—	(12,526)	—	—	—
Issuance of warrants and resulting beneficial conversion feature in connection with bridge loans	—	—	—	—	880,866	—	—	—	—	880,866
Net loss	—	—	—	—	—	—	—	—	(13,796,591)	(13,796,591)

Balance at December 31, 2003	10,497,689	10,498	1,474,283	1,474	23,661,412	—	(12,526)	(168,137)	(15,588,324)	7,904,397
Exercise of stock options for cash	—	—	98,480	99	39,038	—	12,526	—	—	51,663
Fair value of stock options issued for services	—	—	—	—	314,036	—	—	—	—	314,036
Subscription receivable in connection with exercise of stock options	—	—	3,361	3	1,487	—	(1,490)	—	—	—
Issuance of warrants and resulting beneficial conversion feature in connection with bank loan	—	—	—	—	208,368	—	—	—	—	208,368
Deemed dividend and accretion to redemption value of redeemable convertible preferred stock					2,618,220				(2,618,220)	—
Deferred stock compensation	—	—	—	—	3,141,919	(3,141,919)	—	—	—	—
Amortization of deferred stock compensation	—	—	—	—	—	1,010,057	—	—	—	1,010,057
Net loss	—	—	—	—	—	—	—	—	(14,832,735)	(14,832,735)

Balance at December 31, 2004	10,497,689	10,498	1,576,124	1,576	29,984,480	(2,131,862)	(1,490)	(168,137)	(33,039,279)	(5,344,214)

Exercise of stock options for cash (unaudited)	—	—	6,668	6	3,112	—	1,490	—	—	4,608
Fair value of stock options issued for services (unaudited)	—	—	—	—	158,442	—	—	—	—	158,442
Deemed dividend and accretion to redemption value of redeemable convertible preferred stock (unaudited)					5,046,461				(5,094,287)	(47,826)
Deferred stock compensation (unaudited)	—	—	—	—	2,549,065	(2,549,065)	—	—	—	—
Amortization of deferred stock compensation (unaudited)	—	—	—	—	—	368,152	—	—	—	368,152
Net loss (unaudited)	—	—	—	—	—	—	—	—	(5,084,517)	(5,084,517)

Balance at March 31, 2005 (unaudited)	10,497,689	$10,498	1,582,792	$1,582	$37,741,560	$(4,312,775)	$—	$(168,137)	$(43,218,083)	$(9,945,355)

See accompanying notes.

SkinMedica, Inc.

Statements of Cash Flows

	Years Ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004	2005
				(unaudited)
Operating activities
Net loss	$(6,779)	$(13,796,591)	$(14,832,735)	$(2,600,846)	$(5,084,517)
Adjustments to reconcile net loss to net cash used in operating activities:
Fair value of stock options issued for services	5,803	7,774	314,036	38,250	158,442
Amortization of deferred compensation	—	—	1,010,057	83,164	368,152
Amortization of warrants and resulting beneficial conversion feature in connection with loans	113,794	880,866	26,046	—	13,023
Depreciation and amortization	61,225	650,630	2,473,631	227,722	1,035,891
Changes in operating assets and liabilities:
Accounts receivable	(1,009,461)	25,339	(1,715,612)	(690,647)	(229,242)
Inventories	(290,902)	(1,216,464)	(1,675,317)	(180,134)	(910,273)
Other assets	(166,509)	(99,071)	(1,078,629)	(1,106,054)	(665,913)
Accounts payable and current accrued liabilities	1,192,803	1,646,772	3,537,516	667,689	641,198

Net cash used in operating activities	(100,026)	(11,900,745)	(11,941,007)	(3,560,856)	(4,673,239)
Investing activities
Restricted cash and other assets	—	(250,000)	—	—	—
Purchases of property and equipment	(275,167)	(940,995)	(603,315)	(16,366)	(73,340)
Acquired products and license rights	(1,000,000)	(7,838,284)	(38,058,718)	(9,686)	(125,061)

Net cash used in investing activities	(1,275,167)	(9,029,279)	(38,662,033)	(26,052)	(198,401)
Financing activities
Principal payments on line of credit	(234,805)	—	—	—	—
Proceeds from secured note payable	234,805	2,000,000	—	—	—
Payments on secured note payable	(234,805)	—	—	—	(2,000,000)
Proceeds from secured loan payable	—	—	10,000,000	—	—
Payments on secured loan payable	—	—	(966,203)	—	(575,282)
Proceeds on capital lease obligation	—	66,739	—	—	—
Payments on capital lease obligation	(19,457)	(8,296)	(21,350)	(6,750)	(9,971)
Proceeds from bridge loans	410,000	4,757,065	—	—	—
Proceeds from exercise of stock options	76,250	16,750	51,663	20,898	4,608
Repurchase of treasury stock from founder	(168,474)	—	—	—	—
Proceeds from sale of preferred stock, net of issuance costs	9,278,406	10,876,603	50,676,590	20,803,005	14,841,998

Net cash provided by financing activities	9,341,920	17,708,861	59,740,700	20,817,153	12,261,353
Increase (decrease) in cash and cash equivalents	7,966,727	(3,221,163)	9,137,660	17,230,245	7,389,713
Cash and cash equivalents at beginning of period	338,425	8,305,152	5,083,989	5,083,989	14,221,649

Cash and cash equivalents at end of period	$8,305,152	$5,083,989	$14,221,649	$22,314,234	$21,611,362

Supplemental cash flow information:
Cash paid during the year for interest	$27,197	$33,618	$207,024	$2,640	$463,204

Supplemental disclosure of noncash financing activities:
Conversion of bridge loans and accrued interest to preferred stock	$421,949	$—	$4,817,538

See accompanying notes.

SkinMedica, Inc.

Notes to Financial Statements

(Information as of March 31, 2005 and for the three months ended March 31, 2004 and 2005 is unaudited)

1. Organization and Summary of Significant Accounting Policies

Organization and Business and Basis of Presentation

SkinMedica, Inc. (the “Company”) was originally incorporated in California in May 1999, and reincorporated in Delaware in November 2002. The Company is a specialty pharmaceutical company focused on developing, acquiring and commercializing products that treat dermatologic conditions and diseases and improve the appearance of skin. Through the Company’s own sales force, it markets and sells primarily to dermatologists both prescription pharmaceutical products and physician-dispensed, non-prescription skin care products, which the Company refers to as cosmeceuticals for marketing purposes. The Company has determined that it operates in one significant business segment: products for dermatologic conditions and diseases and the appearance of skin.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Unaudited Pro Forma Stockholders’ Equity

The Company’s board of directors has authorized the filing of a registration statement with the Securities and Exchange Commission to register shares of its common stock in an initial public offering. If the initial public offering closed as presently anticipated at March 31, 2005, all of the shares of preferred stock then outstanding would have converted into 39,949,456 shares of common stock. The unaudited pro forma stockholders’ equity at March 31, 2005 reflects the conversion of all outstanding preferred stock into common stock as if such conversion had occurred at March 31, 2005.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less to be cash equivalents.

Fair Value of Financial Instruments

The carrying amount of cash, accounts payable, and accrued liabilities are considered to be representative of their respective fair values because of the short-term nature of those instruments. The Company believes the carrying amount of the note payable and the loan payable approximate their respective fair values.

Long-Lived Assets

Long-lived assets consist of property and equipment and product rights and licenses and are stated at cost and depreciated or amortized over the estimated useful lives of the respective assets using the straight-line method. Leasehold improvements are amortized over the shorter of the useful life or the term of the lease.

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, if indicators of impairment exist, the Company assesses the recoverability of the affected long-lived assets by determining whether the carrying value of such assets can be recovered through undiscounted future operating cash flows. If impairment is indicated, the Company will value the asset at fair value. Although the Company has accumulated losses since inception, the Company believes the future cash flows to be received from the long-lived assets will exceed the assets’ carrying value and, accordingly, the Company has not recognized any impairment losses through March 31, 2005.

SkinMedica, Inc.

Notes to Financial Statements—(Continued)

(Information as of March 31, 2005 and for the three months ended March 31, 2004 and 2005 is unaudited)

Restricted Cash

Cash and cash equivalents that are restricted for use, for legal or other contractual reasons, are segregated and classified as restricted cash. The Company held $250,000 in restricted cash as of the years ended December 31, 2003 and 2004 and the three months ended March 31, 2005 as collateral for a letter of credit issued in connection with the Company’s lease of automobiles used by its field sales force.

Revenue Recognition and Related Allowances

Revenues from product sales are recognized when all four of the following criteria are met: i) persuasive evidence that an arrangement exists; ii) delivery of the products and transfer of title has occurred; iii) the selling price is both fixed and determinable; and iv) collectibility is reasonably assured. Revenues are presented net of estimated adjustments for cash discounts, chargebacks, and returns. These provisions are recorded based on historical experience, an analysis of, and changes in, physician’s prescribing patterns, and an analysis of the estimated inventory levels in the distribution channel. The Company’s pharmaceutical products are sold primarily to pharmaceutical wholesalers and revenue is recognized upon their receipt of the product. The Company’s cosmeceutical products are sold to physicians, and revenue is recognized upon the Company’s shipment of the product.

In general, credit limits are established for customers based on the Company’s evaluation of the customer’s financial strength. The Company evaluates the collectibility of its trade receivables based on a combination of factors and records an allowance for doubtful accounts to reduce the related receivable to the amount the Company believes is collectible.

Concentrations of Credit Risk

Cash and cash equivalents consist of financial instruments that potentially subject the Company to concentrations of credit risk to the extent of the amount recorded on the balance sheet. The Company’s cash and cash equivalents consist of diversified money market accounts and deposit accounts with a federally insured financial institution.

The Company grants credit to all qualified customers and does not require collateral from its customers. The Company promotes and sells its cosmeceutical products primarily to dermatologists and other physicians, and its pharmaceutical products are promoted to dermatologists and other physicians, but sold primarily to pharmaceutical wholesalers. During the year ended December 31, 2004, the Company’s two largest customers each accounted for 11% of revenue. During the three months ended March 31, 2005, the Company’s two largest customers accounted for 19% and 12% of revenue. During the years ended December 31, 2002 and 2003, none of the Company’s customers accounted for over 10% of revenue.

Royalty Expense

Royalties owed to third parties for licensing and related agreements are expensed as incurred and included in cost of revenues.

Shipping and Handling Costs

The Company records shipping and handling costs incurred in accordance with the Emerging Issues Task Force (“EITF”) Issue 00-10, Accounting for Shipping and Handling Costs. Accordingly, amounts billed to a customer in a sale transaction related to shipping and handling are classified as revenue with the related costs included in cost of sales.

SkinMedica, Inc.

Notes to Financial Statements—(Continued)

(Information as of March 31, 2005 and for the three months ended March 31, 2004 and 2005 is unaudited)

Clinical, Regulatory and Development

Clinical, regulatory and development costs are expensed as incurred and consist primarily of fees paid to external service providers for preclinical, clinical, and regulatory development work, license and milestone fees for new products and technology and to a lesser degree, the costs of internal development of the Company’s product candidates.

Advertising Expense

The Company expenses advertising as incurred. Advertising expenses for the years ended December 31, 2002, 2003, and 2004 were $87,458, $330,066, and $229,578, respectively, and were $215,220 for the three months ended March 31, 2005.

Stock-Based Compensation

The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and related Interpretations in accounting for its employee and director stock options. Under APB 25, if the exercise price of the Company’s employee and director stock options equals or exceeds the estimated fair value of the underlying stock on the date of grant, no compensation expense is recognized.

Options or stock awards issued to non-employees are recorded at their fair value as determined in accordance with SFAS No. 123, Accounting for Stock-Based Compensation, and EITF 96-18, Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods and Services, and are periodically revalued as the options vest and are recognized as expense over the related service period.

Pro forma net loss information is required to be disclosed by SFAS No. 123 and has been determined as if the Company has accounted for its employee stock options under the fair value method prescribed in the Statement. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the vesting period of the related options using an accelerated method. The resulting effect on net loss pursuant to SFAS No. 123 is not likely to be representative of the effects on net loss pursuant to SFAS No. 123 in future years, since future years are likely to include additional grants and the irregular impact of future years’ vesting. The fair value of these stock options were estimated at the date of grant, using the Black-Scholes option valuation model, with the following weighted-average assumptions: a risk-free interest rate of 4.0%, a dividend yield of 0.0%, and an expected volatility of 70% for 2002, 2003, and 2004 and the three months ended March 31, 2004 and 2005; and an expected option life of ten years for 2002 and 2003, and five years for 2004 and the three months ended March 31, 2004 and 2005.

The Company’s board of directors estimates the fair value of the Company’s common stock for purposes of establishing exercise prices of stock options. Given the absence of an active market for the Company’s common stock through 2004, the board of directors considered, among other factors, the liquidation preferences, anti-dilution protection and voting preferences of the preferred stock over the common stock in determining the estimated fair value of the common stock for purposes of establishing the exercise prices for stock option grants.

SkinMedica, Inc.

Notes to Financial Statements—(Continued)

(Information as of March 31, 2005 and for the three months ended March 31, 2004 and 2005 is unaudited)

As a result of initiating an initial public offering, the Company has revised its estimate of the fair value for financial reporting purposes of common stock for 2004 and the three months ended March 31, 2005. This valuation was done retrospectively by management, a related party, and the Company did not obtain contemporaneous valuations from an independent valuation specialist. In reassessing the value of common stock in 2004 and 2005, the Company considered the price it received in February 2004 and July 2004 for its Series D preferred stock of $2.39, since this was an arms-length transaction. Starting on January 1, 2004, the Company reduced the value originally attributed to the preferences on the preferred stock mentioned above to 10% of the price of the preferred stock. Accordingly, the Company estimated the fair value at 90% of the Series D preferred stock price, or $2.15 per share. The Company kept this value constant until July 2004 when it completed the acquisition of the VANIQA product line and adjusted the estimated fair value for financial reporting purposes to $2.39 per share. From July 2004 until February 2005, the Company steadily increased the estimated fair value to $3.28 per common share based on an assessment of market considerations, including discussions with the underwriters in the initial public offering. This valuation method was selected because the Company believes it reflects the increase in value held by the common stockholders that will result from a successful public offering, which includes the conversion of our preferred stock into common stock and thereby eliminates the preferences and rights attributable to the preferred stock. Furthermore, the Company believes this valuation approach is consistent with valuation methodologies applied to other similar companies pursuing an initial public offering.

The Company recorded deferred stock compensation, net of forfeitures, for employee stock option grants within stockholders’ equity (deficit) of $3,141,919 in 2004 and $2,549,065 in the three months ended March 31, 2005, which represents the difference between the revised fair value of the common stock for financial reporting purposes and the option exercise price at the date of grant. Deferred compensation will be amortized to expense over the vesting period of the related options using an accelerated method in accordance with FASB Interpretation (“FIN”) No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans.

The Company recorded amortization of deferred stock compensation of $1,010,057 during the year ended December 31, 2004 and $368,152 during the three months ended March 31, 2005. The weighted-average exercise price and the weighted-average revised fair value were $0.70 and $1.77 for the options granted during 2004, and $1.21 and $2.57 for the options granted during the three months ended March 31, 2005, respectively.

The expected future amortization expense for deferred stock compensation for stock option grants through March 31, 2005 is as follows:

For the years ending December 31,
2005	$2,014,752
2006	1,558,196
2007	845,383
2008	256,389
2009	6,207

$4,680,927

SkinMedica, Inc.

Notes to Financial Statements—(Continued)

(Information as of March 31, 2005 and for the three months ended March 31, 2004 and 2005 is unaudited)

Below is a summary of employee stock option grant activity, net of forfeitures, and related fair value information for 2004 and the three months ended March 31, 2005:

Grant Date	Shares Granted	Exercise Price	Fair Value of Common Stock on Date of Grant	Intrinsic Value Per Share
2004:
January-March	1,434,161	$0.60–$0.70	$0.60–$2.15	$0.00–$1.55
April-June	470,850	$0.70	$2.15	$1.45
July-September	79,650	$0.70	$2.39–$2.66	$1.69–$1.96
October-December	120,400	$0.70–$1.00	$2.80–$3.07	$2.07–$2.37

2004 Total	2,105,061
2005:
January-March	1,353,733	$1.00–$1.25	$3.20–$3.28	$2.03–$2.28

Total	3,458,794

The table below illustrates the effect on net loss and net loss per share had the Company applied the fair value provisions of SFAS No. 123 to employee stock compensation.

	Years Ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004	2005
Net loss attributable to common stockholders, as reported	$(6,779)	$(13,796,591)	$(17,450,955)	$(3,796,566)	$(10,178,804)
Add: Stock-based employee compensation expense included in net loss attributable to common stockholders	—	—	1,010,057	83,164	368,152
Deduct: Stock-based employee compensation determined under the fair value method	(66,091)	(140,601)	(1,361,911)	(143,068)	(469,311)

Pro forma net loss attributable to common stockholders	$(72,870)	$(13,937,192)	$(17,802,809)	$(3,856,470)	$(10,279,963)

Basic and diluted net loss attributable to common stockholders per share, as reported	$(0.00)	$(9.71)	$(11.35)	$(2.57)	$(6.45)

Pro forma basic and diluted net loss attributable to common stockholders per share	$(0.05)	$(9.81)	$(11.58)	$(2.61)	$(6.51)

Geographic Financial Information

The Company sells its products primarily within the United States. For the years ended December 31, 2003 and 2004, international sales accounted for 3% and 2%, respectively and for the three months ending March 31, 2004 and 2005, international sales accounted for 2% and 1%, respectively. The Company did not record international sales in 2002.

SkinMedica, Inc.

Notes to Financial Statements—(Continued)

(Information as of March 31, 2005 and for the three months ended March 31, 2004 and 2005 is unaudited)

Income Taxes

The Company uses the liability method of accounting for income taxes as required by SFAS No. 109, “Accounting for Income Taxes.” Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and the tax reporting basis of assets and liabilities and are measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse.

Comprehensive Loss

SFAS No. 130, “Reporting Comprehensive Income,” establishes standards for reporting and display of comprehensive income and its components for general-purpose financial statements. For all periods presented, there were no differences between net loss and comprehensive loss.

Net Loss per Common Share

Basic net loss per share attributable to common stockholders is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of common shares outstanding for the period, without consideration for common stock equivalents. Diluted net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of common share equivalents outstanding for the period determined using the treasury-stock method. For purposes of this calculation, preferred stock, stock options, and warrants are considered to be common stock equivalents and are only included in the calculation of diluted net loss per share when their effect is dilutive.

SkinMedica, Inc.

Notes to Financial Statements—(Continued)

(Information as of March 31, 2005 and for the three months ended March 31, 2004 and 2005 is unaudited)

The unaudited pro forma basic and diluted net loss per share calculations assume the conversion of all outstanding shares of preferred stock into shares of common stock using the as-if-converted method, as if such conversion had occurred as of January 1, 2004 or, in the case of the Series D and Series E preferred stock, the original issuance date since it was later.

	Years ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004	2005
Net loss	$(6,779)	$(13,796,591)	$(14,832,735)	$(2,600,846)	$(5,084,517)
Deemed dividend and accretion to redemption value of redeemable convertible preferred stock	—	—	(2,618,220)	(1,195,720)	(5,094,287)

Net loss attributable to common stockholders	$(6,779)	$(13,796,591)	$(17,450,955)	$(3,796,566)	$(10,178,804)

Shares used to compute basic and diluted net loss per share attributable to common stockholders	1,497,653	1,420,189	1,536,860	1,479,922	1,579,265

Basic and diluted net loss per share attributable to common stockholders	$(0.00)	$(9.71)	$(11.35)	$(2.57)	$(6.45)

Shares used to compute pro forma basic and diluted net loss per share attributable to common stockholders			27,132,351		35,474,300

Pro forma basic and diluted net loss per share attributable to common stockholders			$(0.64)		$(0.29)

Historical outstanding anti-dilutive securities not included in diluted net loss per share calculation
Preferred stock	5,816,837	10,497,689	33,827,007	21,274,705	39,949,456
Warrants to purchase preferred stock	41,836	439,918	1,988,733	1,025,985	1,988,733
Options to purchase common stock	1,094,694	1,824,294	3,887,552	3,551,200	5,317,229

Recently Issued Accounting Standards

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4.” This statement amends the guidance in ARB No. 43 Chapter 4, “Inventory Pricing,” to clarify the accounting for unallocated overhead resulting from abnormally low production (or idle capacity) and abnormal amounts of freight, handling costs and wasted material (spoilage). This statement requires that those items be recognized as current-period charges. In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions

SkinMedica, Inc.

Notes to Financial Statements—(Continued)

(Information as of March 31, 2005 and for the three months ended March 31, 2004 and 2005 is unaudited)

of this statement will be effective for inventory costs during the fiscal years beginning after June 15, 2005. The Company does not believe that the adoption of this statement will have a material impact on the Company’s financial condition or results of operations.

On December 16, 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment”, which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation” (SFAS 123R). SFAS 123R supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and amends SFAS 95, “Statement of Cash Flows.” Generally, the approach in SFAS 123R is similar to the approach described in SFAS 123. However, SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. SFAS 123R must be adopted no later than January 1, 2006. The Company expects to adopt SFAS 123R on January 1, 2006.

As permitted by SFAS 123, the Company currently accounts for share-based payments to employees using Opinion 25’s intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options issued at fair market value. Accordingly, the adoption of SFAS 123R’s fair value method will have a significant impact on the Company’s result of operations, although it will have no impact on the Company’s overall financial position. The impact of adoption of SFAS 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had SFAS 123R been adopted in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net loss and loss per share in Note 1 above.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets—An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions” (SFAS 153). SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, “Accounting for Nonmonetary Transactions,” and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for the fiscal periods beginning after June 15, 2005 and is required to be adopted by the Company beginning January 1, 2006. The Company is currently evaluating the effect that the adoption of SFAS 153 will have on its consolidated results of operations and financial condition but does not expect it to have a material impact.

SkinMedica, Inc.

Notes to Financial Statements—(Continued)

(Information as of March 31, 2005 and for the three months ended March 31, 2004 and 2005 is unaudited)

2. Balance Sheet Detail

Inventories

The Company utilizes third parties to manufacture and package inventories held for sale. Inventories consist of salable products, raw materials, and product samples held at the Company’s warehouse and warehouses of third parties. Inventories are carried at the lower of cost or market. Cost is determined using the first-in, first-out method with provisions made for obsolete or slow moving goods, and expensed as cost of revenues when sold. Product samples are expensed as a component of selling, general and administrative expenses at the time they are shipped. Inventories are as follows:

	December 31,		March 31, 2005
	2003	2004
			(unaudited)
Finished goods	$1,182,536	$1,560,496	$2,255,760
Raw materials	456,890	768,377	762,135
Product samples	195,562	1,042,655	1,263,906
Reserve for excess and obsolete	(163,777)	(25,000)	(25,000)

	$1,671,211	$3,346,528	$4,256,801

Property and Equipment

Property and equipment are recorded at cost and depreciated on a straight-line basis over their useful lives, and are as follows at:

		December 31,		March 31, 2005
	Useful Lives	2003	2004
				(unaudited)
Computer equipment	2-3 years	$408,143	$629,362	$691,165
Furniture and fixtures	3-5 years	536,330	822,612	834,149
Leasehold improvements	1-3 years	338,240	434,054	434,054

		1,282,713	1,886,028	1,959,368
Less accumulated depreciation and amortization		(437,231)	(958,493)	(1,130,180)

		$845,482	$927,535	$829,188

Total depreciation expense of property and equipment was $59,069, $234,741, and $344,271 for the years ended December 31, 2002, 2003 and 2004, respectively, and $73,068 and $114,300 for the three months ended March 31, 2004 and 2005, respectively. Cost and accumulated depreciation of assets under capital leases was $112,508 and $56,938 respectively, at December 31, 2003, $112,508 and $76,657, respectively, at December 31, 2004, and $112,508 and $78,764 at March 31, 2005, respectively. Depreciation of assets under capital leases is included in depreciation expense.

SkinMedica, Inc.

Notes to Financial Statements—(Continued)

(Information as of March 31, 2005 and for the three months ended March 31, 2004 and 2005 is unaudited)

Acquired Intangibles

Intangibles consist of acquired technology, product rights, and licenses, and are recorded at cost. Intangibles are as follows:

		December 31,		March 31, 2005
	Useful Lives	2003	2004
				(unaudited)
Technology and product rights	12.5-20 years	$6,925,784	$44,190,859	$44,190,859
Licenses	8-10 years	1,912,500	2,706,143	2,831,204
Less accumulated amortization		(309,717)	(2,260,419)	(3,124,623)

		$8,528,567	$44,636,583	$43,897,440

The costs of acquiring the assets are capitalized and amortized over the estimated useful lives. The useful lives are estimated by management based on factors such as patent life, forecasted cash flows, market size and growth trends, barriers to competitive entry and the existence and strength of competing products. The future expected amortization expense related to these assets is as follows:

For the years ending December 31,
2005	$3,475,320
2006	3,530,015
2007	3,565,543
2008	3,565,543
2009	3,565,543

$17,701,964

VANIQA

In July 2004, the Company acquired the U.S. rights and certain international rights to VANIQA, a pharmaceutical product, from Women First HealthCare, Inc. The Company paid $36.9 million for VANIQA, consisting of $35.0 million in cash and assumption of certain liabilities of $1.9 million. Additionally, the Company incurred other acquisition related costs of $0.7 million. Of the total acquisition amount of $37.6 million, $37.3 was recorded as technology and product rights, which is being amortized over 12.5 years, and $0.3 million was allocated to finished goods inventory.

For purposes of reporting under the rules and regulations of the Securities and Exchange Commission, this purchase is accounted for as the purchase of a business. The required audited and pro forma financial statements of the VANIQA product line are included elsewhere in this registration statement.

EpiQuin Micro and NeoBenz Micro

In June 2002, the Company entered into a Manufacturing and Supply Agreement with Enhanced Derm Technologies, Inc., a subsidiary of Cardinal Health, Inc., for the exclusive U.S. commercial rights for ten years for EpiQuin Micro, a pharmaceutical product in the patented Microsponge® technology as packaged in tubes. The manufacturing and supply agreement requires the Company to pay fees, which we record as licenses, and a per unit manufacturing fee.

In March 2003, the Company entered into a License and Supply Agreement with Cardinal Health P.R. 409 B.V. for the exclusive U.S. commercial rights for ten years for NeoBenz, a pharmaceutical product, in

SkinMedica, Inc.

Notes to Financial Statements—(Continued)

(Information as of March 31, 2005 and for the three months ended March 31, 2004 and 2005 is unaudited)

the patented Microsponge technology as packaged in tubes and the Del Pouch delivery system, and the U.S. commercial rights to EpiQuin Micro in the patented Microsponge® technology as packaged in the Del Pouch delivery system. The license and supply agreement requires the Company to pay fees, which we record as licenses, and future milestone payments.

For the years ended December 31, 2002, 2003 and 2004, payments of $1.0 million, $800,000 and $616,000, respectively, under the Cardinal Health agreement were recorded as licenses, which are included within acquired intangibles. These amounts are amortized over the remaining term of the agreements.

NouriCel

In October 2000, the Company entered into a ten-year Development, License, and Supply Agreement with Advanced Tissue Sciences, whereby the Company received an exclusive worldwide license, subject to certain minimum royalties, to use, sell, market, and distribute NouriCel-MD, for the production of TNS Recovery Complex, a cosmeceutical product.

In March 2003, the Company executed an Asset Purchase Agreement with Advanced Tissue Sciences to purchase the intellectual property, contracts, inventory and equipment related to NouriCel and NouriCel-MD, and to terminate the Company’s previous obligations to Advanced Tissue Sciences. The consideration consisted of a cash payment at closing of $5.0 million and a promissory note, secured by the purchased assets, in the amount of $2.0 million bearing interest at a rate of 8% per annum, which matured and was paid on March 21, 2005. $6.9 million of the consideration was allocated to technology and product rights and $0.1 million of the consideration was allocated to equipment. The amount of inventory acquired was not significant.

Accrued Liabilities

Accrued liabilities are as follows at:

	December 31,		March 31, 2005
	2003	2004
Bonuses	$418,035	$587,163	$387,680
Commissions	288,615	400,344	492,457
Interest expense	148,582	320,909	44,231
Vacation	101,194	167,272	233,604
Other accrued liabilities	605,527	1,147,778	1,755,194

	$1,561,953	$2,623,466	$2,913,166

3. Related Party Transactions

The Company was founded by three individuals (the “Founders”) who, as of December 31, 2002, 2003 and 2004 owned 58.9%, 7.1%, and 2.5%, respectively, of the outstanding shares of the Company. One of the Founders serves on the Company’s board of directors and is chairman of the Company’s scientific advisory board pursuant to a consulting agreement. Under this consulting agreement, the Founder has also agreed to (1) be readily available for consultation on a regular basis, (2) attend up to four scientific advisory board meetings each year and (3) be reasonably available for consultation with the Company’s president and chief executive officer or board of directors on reasonable prior notice. As compensation for his services, the Company has agreed to pay

SkinMedica, Inc.

Notes to Financial Statements—(Continued)

(Information as of March 31, 2005 and for the three months ended March 31, 2004 and 2005 is unaudited)

the Founder $3,500 per month, to be paid monthly following the performance of services, and to reimburse him for travel and out-of-pocket expenses. The Founder’s term on the scientific advisory board continues for successive one year periods, but can be terminated with or without cause upon at least ten days prior written notice. In addition, the Founder is subject to customary confidentiality obligations. During the years ended December 31, 2003 and 2004 and the three months ended March 31, 2005, this Founder was paid $36,500, $43,024 and $11,607, respectively, for his service as chairman of the scientific advisory board. No such payments were made in 2002.

During the years ended December 31, 2002, 2003 and 2004, the Company generated $461,101, $212,218 and $223,284, respectively, of sales to a dermatology company owned by certain Founders, which represented approximately 7%, 2% and 1% of the Company’s revenues. For the three months ended March 31, 2005, sales to a dermatology company owned by certain Founders represented less than 1% of the Company’s revenues. Included in accounts receivable at December 31, 2002, 2003 and 2004 and March 31, 2005 is $39,400, $25,080, $31,444 and $10,654, respectively, related to sales to this dermatology company.

In December 2002, the Company entered into a Settlement and Release Agreement with one of its Founders whereby the Company repurchased 336,948 shares of the Company’s common stock at $0.50 per share. As part of the agreement, the Company also paid an additional $168,474 for past services, which has been included in the statement of operations for the year ended December 31, 2002.

In July 2004, a former executive of the Company issued a promissory note in the amount of $25,000 to the Company. The promissory note was repaid in full plus interest in February 2005.

4. Obligations and Commitments

Long-Term Debt and Bridge Loans

In July 2004, the Company entered into a Loan and Security Agreement with a commercial bank for a $10.0 million term loan. The loan is payable in forty-eight equal monthly installments and bears interest at a floating rate of 0.50% above the prime rate, subject to a minimum of 4.5% per annum. The loan is collateralized by principal tangible assets of the Company, and the agreement requires the Company to comply with certain covenants, including covenants relating to the Company’s financial and operational performance. In December 2004 and January 2005, the Company failed to comply with a financial performance covenant. In February 2005, the lender waived this covenant and replaced it with another covenant based on future revenues.

In connection with the loan, the Company issued warrants to the lender to purchase shares of its Series D convertible redeemable preferred stock. The fair value of the warrants was deducted from the total proceeds, resulting in a debt discount of $208,368, as determined in accordance with the Black-Scholes valuation model based on the warrant terms (see Note 5). The debt discount is being amortized to interest expense over the term of the Loan.

SkinMedica, Inc.

Notes to Financial Statements—(Continued)

(Information as of March 31, 2005 and for the three months ended March 31, 2004 and 2005 is unaudited)

At December 31, 2004, the Company’s future minimum principal payments under the loan are:

For the years ending December 31,
2005	$2,337,480
2006	2,473,614
2007	2,621,739
2008	1,600,964
2009	—

9,033,797
Less current portion	(2,337,480)

$6,696,317

In December 2003, the Company received $4,757,065 in bridge financing from the issuance of convertible promissory notes. In February 2004, the principal and accrued interest was automatically converted into shares of the Company’s Series D convertible preferred stock upon closing of the Series D financing. In connection with these notes, the Company issued warrants to the lenders to purchase shares of its preferred stock. The fair value of the warrants of $440,433 was determined in accordance with the Black-Scholes valuation model based on the warrant terms (see Note 5). Additionally, the notes were considered to have a beneficial conversion feature, valued at $440,433, because the holders can convert their interest in the notes into shares of Series D preferred stock at a price lower than the fair value for the Series D preferred stock.

The value of the warrants and the beneficial conversion feature are considered to be a discount to the notes and were recorded as interest expense in the accompanying statement of operations during the year ended December 31, 2003.

In June 2002, the Company received $410,000 in bridge financing from the issuance of convertible promissory notes. In November 2002, the principal and accrued interest was automatically converted into shares of the Company’s Series B convertible preferred stock upon closing of the Series B financing. In connection with these notes, the Company issued warrants to the lenders to purchase shares of its preferred stock. The fair value of the warrants of $56,897 was determined in accordance with the Black-Scholes valuation model based on the warrant terms (see Note 5). Additionally, the notes were considered to have a beneficial conversion feature, valued at $56,897, because the holders can convert their interest in the notes into shares of Series B preferred stock at a price lower than the fair value for the Series B preferred stock. The value of the warrants and the beneficial conversion feature are considered to be a discount to the notes and were recorded as interest expense in the accompanying statement of operations during the year ended December 31, 2002.

Other Obligations

Dow Pharmaceutical Sciences

In June 2003, the Company entered into a Development and License Agreement with Dow Pharmaceutical Sciences for the rights to develop and commercialize DesonateTM Hydrogel™, a pharmaceutical product candidate, in North America. The terms of the Development and License Agreement require the payment of a license fee, development fees, milestone payments upon the occurrence of certain events, and royalties on net sales of the licensed product. In December 2004, the Company entered into an agreement to obtain the worldwide rights for this product from Dow Pharmaceutical Sciences for an additional fee. For the years ended

SkinMedica, Inc.

Notes to Financial Statements—(Continued)

(Information as of March 31, 2005 and for the three months ended March 31, 2004 and 2005 is unaudited)

December 31, 2003 and 2004, payments under these agreements totaled $4.1 million and $3.1 million, respectively, and were recorded as clinical, regulatory and development expenses in the accompanying statement of operations.

Manufacturing and Supply Agreements

The Company has entered into several key manufacturing and supply agreements, under which the Company obtains its products, and raw materials for its products, from qualified suppliers. The Company generally agrees to purchase certain minimum quantities under these agreements. Such purchases have generally been within the Company’s normal course of business.

Operating and Capital Leases

The Company leases certain office and warehouse space, equipment, and automobiles for its field sales force under non-cancelable operating and capital leases with terms through 2008. Certain lease agreements have various escalation clauses during the term of the lease agreement and renewal options. Annual future minimum payments under capital and operating leases as of December 31, 2004 are as follows:

For the years ending December 31,	Operating leases	Capital leases
2005	$333,177	$21,290
2006	60,286	5,442
2007	—	5,442
2008	—	8,784
2009	—	—

Total minimum payments	$393,463	40,958

Less amount representing interest		(3,865)

Present value of future minimum payments		37,093
Less current portion		(18,609)

Long-term portion		$18,484

Facility rent expense for the years ended December 31, 2002, 2003, and 2004 was $66,159, $140,470, and $173,079, respectively, and was $38,224 and $62,352 for the three months ended March 31, 2004 and 2005, respectively. Automobile lease expense for the years ended December 31, 2002, 2003, and 2004 was $0, $153,733, and $249,904, respectively, and was $60,632 and $95,020 for the three months ended March 31, 2004 and 2005, respectively.

SkinMedica, Inc.

Notes to Financial Statements—(Continued)

(Information as of March 31, 2005 and for the three months ended March 31, 2004 and 2005 is unaudited)

5. Redeemable Convertible Preferred Stock

On March 31, 2005, the Company sold 6,122,449 shares of Series E redeemable convertible preferred stock at $2.45 per share for gross proceeds of $15 million. A summary of the Company’s redeemable convertible preferred stock is as follows:

		December 31, 2004			March 31, 2005
	Shares Authorized	Shares Issued and Outstanding	Carrying Value	Preference in Liquidation	Shares Issued and Outstanding	Carrying Value	Preference in Liquidation
Series D	25,276,215	23,329,318	$55,494,128	$55,757,070	23,329,318	$55,541,954	$55,757,070
Series E	6,122,449	—	—	—	6,122,449	14,841,998	15,000,000

	31,398,664	23,329,318	$55,494,128	$55,757,070	29,451,767	$70,383,952	$70,757,070

Each holder of Series D and E preferred stock has the right, at the option of the holder at any time, to convert shares of preferred stock into shares of common stock at an initial conversion ratio of one-to-one. Each share of preferred stock will automatically convert into shares of common stock, at the then effective applicable conversion rate upon the earlier of: (i) the closing of an underwritten initial public offering of the Company’s common stock pursuant to a Registration Statement under the Securities Act of 1933, as amended, with aggregate gross proceeds of at least $40 million or (ii) the affirmative vote or written consent of a majority of the outstanding shares of the Series A, B, C, D and E preferred stock then outstanding, voting together as a class. On or after July 9, 2009, the holders of a majority of the Series D preferred stock may elect to require the Company to redeem all outstanding shares of Series D preferred stock. The redemption value is $2.39 per share plus any declared but unpaid dividends. The Series D preferred stock was recorded net of issuance costs of $262,942, and the carrying value is being accreted to its redemption value on a straight-line basis to its redemption date. On or after July 9, 2009, the holders of at least 67% of the Series E preferred stock may elect to require the Company to redeem all outstanding shares of Series E preferred stock. The redemption value is $2.45 per share plus an amount equal to $0.196 per share of Series E preferred stock, subject to certain anti-dilution adjustments, for each twelve months that has passed since the date of issuance of any Series E preferred stock. The Series E preferred stock was recorded net of issuance costs of $158,002, and the carrying value is being accreted to its redemption value on a straight line basis to its redemption date.

The holders of Series D and E preferred stock are entitled to receive, when, as and if declared by the board of directors out of legally available funds, dividends payable in cash in an amount equal to $0.19 and $0.196 per share, respectively, in each calendar year in which a dividend is declared, payable in preference and priority to the payment of any cash dividend on any other class of stock. As of March 31, 2005, no dividends have been declared by the board of directors.

In the event of any liquidation, dissolution, or winding up of the Company, whether voluntary or not, or the sale, lease, assignment, transfer, conveyance or disposal of all or substantially all of the assets of the Company, or the acquisition of the Company by another entity by means of consolidation, corporate reorganizations or merger, or other transaction or series of related transactions in which more than 50% of each series of outstanding capital stock of the Company is disposed of (each a “Liquidation Event”), the holders of Series D and E preferred stock will be entitled to receive in preference to the holders of common stock, the amount of $2.39 and $2.45 per share, respectively, plus declared and unpaid dividends, if any. Thereafter, any remaining assets of the Company will be distributed ratably among the holders of the common stock and preferred stock, subject to a limitation of 200% of the preferred stock liquidation value for the preferred holders,

SkinMedica, Inc.

Notes to Financial Statements—(Continued)

(Information as of March 31, 2005 and for the three months ended March 31, 2004 and 2005 is unaudited)

based upon the number of shares of common stock held by each shareholder, treating each share of preferred stock as if it were converted into shares of common stock at the then-applicable conversion rate. If, upon the occurrence of a Liquidation Event, the assets and funds available to be distributed among the holders of the preferred stock shall be insufficient to permit the payment to such holders of the full Series A, B, C, D and E preferences, then the entire assets and funds legally available for distribution to such holders shall be distributed ratably based on the total Series A, B, C, D and E preferences due each such holder. With the exception of certain matters, preferred stockholders are entitled to the number of votes they would have upon conversion of their preferred shares into common stock.

Deemed Dividend

In February and July 2004, the Company issued 23,329,318 shares of Series D redeemable convertible preferred stock at $2.39 per share and warrants to purchase 1,556,053 shares of Series D redeemable convertible preferred stock at $2.39 per share. Using Black-Scholes, the fair value of each warrant is $1.66. Accordingly, the Company recorded a deemed dividend of $2.6 million.

In March 2005, the Company issued 6,122,449 shares of Series E redeemable convertible preferred stock at $2.45 per share. Accordingly, the Company recorded a deemed dividend of $5.1 million representing the difference between the revised fair value of $3.28 per share for financial reporting purposes and the issuance price.

6. Stockholders’ Equity

Convertible Preferred Stock

A summary of the Company’s convertible preferred stock is as follows at December 31, 2003 and 2004 and March 31, 2005:

	Shares Authorized	Shares Issued and Outstanding	Preference in Liquidation
Series A	1,225,000	1,225,000	$1,225,000
Series B	4,633,673	4,591,837	9,000,001
Series C	4,680,852	4,680,852	11,000,002

	10,539,525	10,497,689	$21,225,003

Each holder of Series A, B, and C preferred stock has the right, at the option of the holder at any time, to convert shares of preferred stock into shares of common stock at an initial conversion ratio of one-to-one. Each share of preferred stock will automatically convert into shares of common stock, at the then effective applicable conversion rate upon the earlier of: (i) the closing of an underwritten initial public offering of the Company’s common stock pursuant to a Registration Statement under the Securities Act of 1933, as amended, with aggregate gross proceeds of at least $40 million or (ii) the affirmative vote or written consent of a majority of the outstanding shares of the Series A, B, C, D and E preferred stock then outstanding, voting together as a class.

The holders of preferred stock are entitled to receive, when, as and if declared by the board of directors out of legally available funds, dividends payable in cash to holders of the Series A, Series B, and Series C preferred stock in an amount equal to $0.08, $0.16, and $0.19, respectively, per share in each calendar year in

SkinMedica, Inc.

Notes to Financial Statements—(Continued)

(Information as of March 31, 2005 and for the three months ended March 31, 2004 and 2005 is unaudited)

which a dividend is declared, payable in preference and priority to the payment of any cash dividend on any other class of stock. As of March 31, 2005, no dividends have been declared by the board of directors.

In the event of any liquidation, dissolution, or winding up of the Company, whether voluntary or not, or the sale, lease, assignment, transfer, conveyance or disposal of all or substantially all of the assets of the Company, or the acquisition of the Company by another entity by means of consolidation, corporate reorganizations or merger, or other transaction or series of related transactions in which more than 50% of each series of outstanding capital stock of the Company is disposed of (each a “Liquidation Event”), the holders of Series A, B, and C preferred stock will be entitled to receive in preference to the holders of common stock, the amount of $1.00, $1.96, and $2.35 per share, respectively, plus declared and unpaid dividends, if any. Thereafter, any remaining assets of the Company will be distributed ratably among the holders of the common stock and preferred stock, subject to a limitation of 200% of the preferred stock liquidation value for the preferred holders, based upon the number of shares of common stock held by each shareholder, treating each share of preferred stock as if it were converted into shares of common stock at the then-applicable conversion rate. If, upon the occurrence of a Liquidation Event, the assets and funds available to be distributed among the holders of the preferred stock shall be insufficient to permit the payment to such holders of the full Series A, B, C, D and E preferences, then the entire assets and funds legally available for distribution to such holders shall be distributed ratably based on the total Series A, B, C, D and E preferences due each such holder. With the exception of certain matters, preferred stockholders are entitled to the number of votes they would have upon conversion of their preferred shares into common stock.

Warrants

In conjunction with bridge loans issued during 2002 that converted into Series B convertible preferred stock in 2003, the Company issued warrants to purchase 41,836 shares of Series B convertible preferred stock at an exercise price of $1.96 per share. The warrants expire in 2009. The warrants were assigned a fair value of $1.36 per underlying preferred share.

In conjunction with the bridge loans issued during 2003, the Company issued warrants to purchase 265,321 shares of Series D convertible preferred stock at an exercise price of $2.39 per share. The warrants expire in 2010. The warrants were assigned a fair value of $1.66 per underlying preferred share.

In conjunction with the sale of the Company’s Series D convertible preferred stock in February and July 2004, the Company issued warrants to purchase 1,556,053 shares of Series D convertible preferred stock at an exercise price of $2.39 per share. The warrants expire in 2011. The warrants were assigned a fair value of $1.66 per underlying preferred share.

In conjunction with the bank loan issued in July 2004, the Company issued warrants to purchase 125,523 shares of Series D convertible preferred stock at an exercise price of $2.39 per share. The warrants expire in 2011. The warrants were assigned a fair value of $1.66 per underlying preferred share.

The warrants were valued using the following assumptions: risk-free interest rate of 4.0%; dividend yield of 0.0%; expected volatility of 70%; and an expected life of seven years, respectively. As of December 31, 2004, no warrants had been exercised. The fair value of the warrants were recorded as debt issuance costs.

SkinMedica, Inc.

Notes to Financial Statements—(Continued)

(Information as of March 31, 2005 and for the three months ended March 31, 2004 and 2005 is unaudited)

Stock Options

In 1999, the Company adopted the SkinMedica, Inc. Stock Option Plan (“1999 Plan”). Under the 1999 Plan, various employees, directors, and consultants may be granted options to purchase the Company’s common shares. The 1999 Plan provides for the grant of up to 326,344 non-incentive stock options. Options granted under the 1999 Plan generally expire no later than ten years from the date of grant. Options either vest and become fully exercisable immediately or vest ratably over a period of three years. The exercise price of non-incentive stock options shall not be less than 85% of the fair value of the Company’s common stock on the date of grant. The exercise price of any option granted to a 10% stockholder shall not be less than 110% of the fair value of the Company’s common stock on the date of grant. At March 31, 2005, a total of 3,178 shares of common stock remained available for issuance under the 1999 Plan.

In 2002, the Company adopted the SkinMedica, Inc. 2002 Stock Incentive Plan (“2002 Plan”). Under the 2002 Plan various employees, directors, and consultants may be granted options to purchase the Company’s common shares. In February 2005, the stockholders approved an increase in the number of shares of common stock reserved for issuance under the 2002 Plan to 6,250,497. Options granted under the 2002 Plan expire no later than 10 years from the date of grant. Options generally vest and become fully exercisable over a four-year period. After one year, the options vest 25%. Thereafter, they vest 1/48th per month until fully vested at the end of the fourth year. The exercise price shall not be less than 85% of the fair value of the Company’s common stock on the date of grant for non-incentive stock options or 100% for incentive stock options. The exercise price of any option granted to a 10% stockholder may be no less than 100% of the fair value of the Company’s common stock on the date of grant. At March 31, 2005, a total of 780,821 shares of common stock remained available for issuance under the 2002 Plan.

A summary of the Company’s stock option activity under the 1999 and 2002 Plans and related information is as follows:

	Options outstanding	Weighted average grant exercise price
Balance at December 31, 2001	302,844	$1.66
Granted	1,078,350	$0.31
Exercised	(275,000)	$0.28
Cancelled	(4,500)	$0.85

Balance at December 31, 2002	1,101,694	$0.67
Granted	907,700	$0.60
Exercised	(74,104)	$0.40
Cancelled	(103,996)	$0.36

Balance at December 31, 2003	1,831,294	$0.66
Granted	2,460,511	$0.70
Exercised	(101,841)	$0.40
Cancelled	(295,412)	$0.54

Balance at December 31, 2004	3,894,552	$0.70
Granted	1,423,733	$1.20
Exercised	(6,668)	$0.47
Cancelled	(4,388)	$0.35

Balance at March 31, 2005	5,307,229	$0.84

SkinMedica, Inc.

Notes to Financial Statements—(Continued)

(Information as of March 31, 2005 and for the three months ended March 31, 2004 and 2005 is unaudited)

The following table summarizes information about options outstanding at March 31, 2005 under the 1999 and 2002 Plans:

Options outstanding				Options exercisable
Grant Exercise Price	Number outstanding	Weighted average remaining contractual life	Weighted average grant exercise price	Number exercisable	Weighted average grant exercise price
$0.25-$0.50	637,694	7.2	$0.32	450,644	$0.31
$0.60	848,250	8.2	$0.60	383,796	$0.60
$0.70-$1.00	2,517,386	9.1	$0.70	492,663	$0.70
$1.25	1,128,233	9.9	$1.25	—	—
$2.51-2.95	175,666	5.4	$2.70	175,666	$2.70

	5,307,229			1,502,769

For options granted with an exercise price at fair value, the weighted-average fair value per share of the options granted in the years ended December 31, 2002, 2003, and 2004 and the three months ended March 31, 2005 determined using Black-Scholes was $0.18, $0.37, $1.77 and $2.57 respectively.

The Company also granted an option to purchase 200,000 shares of the Company’s common stock at $0.25 per share as part of the October 2000 License and Supply Agreement with Advanced Tissue Sciences. These options were granted outside of the 1999 Plan and were exercisable and fully vested upon issuance. The options were recorded at their estimated fair value and were being amortized over the term of the agreement. These options were forfeited in 2003 as part of the January 2003 Asset Purchase Agreement with Advanced Tissue Sciences. Additionally, in March 2002 the Company granted an option to a non-employee to purchase 10,000 shares of the Company’s common stock at $0.25 per share. These options were granted outside of our plan and were exercisable and fully vested upon issuance, and remain outstanding at March 31, 2005.

The following shares of common stock are reserved for future issuance at March 31, 2005:

Conversion of Series A Preferred Stock	1,225,000
Conversion of Series B Preferred Stock	4,591,837
Conversion of Series C Preferred Stock	4,680,852
Conversion of Series D Preferred Stock	23,329,318
Conversion of Series E Preferred Stock	6,122,449
Warrants	1,988,733
Common stock options, 1999 Plan, 2002 Plan, and Non-plan:
Granted and outstanding	5,317,229
Reserved for future issuance	783,999

48,039,417

7. Employee Benefit Plan

The Company has a defined contribution 401(k) retirement plan (the “401(k) Savings Plan”) covering substantially all employees that have been employed for at least one month. Employees may contribute from 1% to 80% of their compensation per year (subject to a maximum limit prescribed by federal tax law). No matching contributions were made to the 401(k) Savings Plan for 2002, 2003 or 2004.

SkinMedica, Inc.

Notes to Financial Statements—(Continued)

(Information as of March 31, 2005 and for the three months ended March 31, 2004 and 2005 is unaudited)

8. Income Taxes

Significant components of the Company’s deferred tax assets and liabilities for federal and state income taxes at December 31, 2003 and 2004 are shown below. A valuation allowance has been established as realization of such deferred tax assets has not met the more likely than not threshold requirement under SFAS 109.

	December 31,
	2003	2004
Deferred tax assets:
Net operating loss carryforwards	$5,598,000	$9,790,000
Tax credit carryforwards	486,000	821,000
Capitalized research and development	—	662,000
Other, net	211,000	554,000

Total deferred tax assets	6,295,000	11,827,000
Valuation allowance for deferred tax assets	(6,295,000)	(11,827,000)

Net deferred taxes	$—	$—

At December 31, 2004, the Company has federal net operating loss carryforwards of approximately $26,300,000, which begin to expire in 2019 unless previously utilized. The Company also has California net operating loss carryforwards of approximately $14,535,000, which begin to expire in 2009 unless previously utilized. The difference between the federal and California tax loss carryforwards is attributable to the capitalization of research and development expenses for California tax purposes and the prior years’ limitation on California loss carryforwards.

The Company also has federal research and development tax credit carryforwards of approximately $523,000, which will begin to expire in 2019 unless previously utilized, and California research and development tax credit carryforwards of approximately $452,000, which carry forward indefinitely.

Pursuant to Internal Revenue Code Sections 382 and 383, the use of the Company’s net operating loss and credit carryforwards may be limited if a cumulative change in ownership of more the 50% occurs within a three-year period. The annual limitation may result in the expiration of net operating losses and credits before utilization.

SkinMedica, Inc.

Notes to Financial Statements—(Continued)

(Information as of March 31, 2005 and for the three months ended March 31, 2004 and 2005 is unaudited)

9. Valuation and Qualifying Accounts

Description	Balance at beginning of period	Charged against revenue	Charged against expenses	Deductions		Balance at end of period
Three months ended March 31, 2005:
Allowance for doubtful accounts and cash discounts	$199,921	$65,317	$—	$69,256	(1)	$195,982
Allowance for chargebacks and returns	94,595	166,742	—	117,375	(2)	143,962
Allowance for excess and obsolete inventory	25,000	—	—	—		25,000

Year ended December 31, 2004:
Allowance for doubtful accounts and cash discounts	$75,915	$126,516	$126,472	$128,982	(1)	$199,921
Allowance for chargebacks and returns	20,979	497,950	—	424,334	(2)	94,595
Allowance for excess or obsolete inventory	163,777	—	14,491	153,268	(3)	25,000

Year ended December 31, 2003:
Allowance for doubtful accounts and cash discounts	$87,964	$22,340	$90,561	$124,950	(1)	$75,915
Allowance for chargebacks and returns	19,320	203,898	—	202,239	(2)	20,979
Allowance for excess or obsolete inventory	10,509	—	153,268	—		163,777

Year ended December 31, 2002:
Allowance for doubtful accounts and cash discounts	$36,582	$—	$76,305	$24,923	(1)	$87,964
Allowance for chargebacks and returns	3,518	110,085	—	94,283	(2)	19,320
Allowance for excess or obsolete inventory	11,975	—	—	1,466	(3)	10,509

(1)	Represents write off of uncollectible accounts and actual cash discounts taken.
(2)	Represents actual chargebacks and returns taken.
(3)	Represents write off of excess or obsolete inventory.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of SkinMedica, Inc.

We have audited the accompanying statements of revenue and direct expenses for the VANIQA Product Line of Women First HealthCare, Inc. (“WFHC”) for the period from June 25, 2002 through December 31, 2002, for the year ended December 31, 2003, and for the period from January 1, 2004 through July 12, 2004. These statements are the responsibility of Women First HealthCare, Inc.’s directors and management. Our responsibility is to express an opinion on these statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying financial statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission as described in Note 2 and are not intended to be a complete presentation of WFHC’s financial position or operating results.

In our opinion, the financial statements referred to above present fairly, in all material respects, the statements of revenue and direct expenses of the VANIQA Product Line for the period from June 25, 2002 through December 31, 2002, for the year ended December 31, 2003, and for the period from January 1, 2004 through July 12, 2004, in conformity with generally accepted accounting principles in the United States.

For the period from June 25, 2002 through December 31, 2002, the year ended December 31, 2003, and the period from January 1, 2004 through July 12, 2004, the VANIQA Product Line was an integrated operation of WFHC. Consequently, as indicated in Note 2, these statements have been derived from the consolidated financial statements and accounting records of WFHC and reflect significant assumptions and allocations. Moreover, as indicated in Note 1, the VANIQA Product Line relied on WFHC for administrative management and other services. The results of operations of the VANIQA Product Line could differ from those that would have resulted had the WFHC operated autonomously or as an entity independent of WFHC.

/s/ Ernst & Young LLP

San Diego, California

August 13, 2004

VANIQA Product Line of Women First HealthCare, Inc.

Statements of Revenue and Direct Expenses

For the period from June 25, 2002 through December 31, 2002,

for the year ended December 31, 2003 and

for the period from January 1, 2004 through July 12, 2004

	Period from June 25, 2002 through December 31, 2002	Year ended December 31, 2003	Period from January 1, 2004 through July 12, 2004
Net product revenue	$14,390,000	$1,486,000	$41,000

Costs and expenses:
Cost of sales	4,538,000	5,003,000	1,421,000
Selling, general and administrative	2,607,000	3,573,000	4,377,000
Regulatory	79,000	518,000	190,000

Total costs and expenses	7,224,000	9,094,000	5,988,000

Income (loss) from operations	7,166,000	(7,608,000)	(5,947,000)

Interest expense, net	(2,531,000)	(5,120,000)	(2,984,000)
Beneficial conversion feature related to convertible redeemable preferred stock	(1,024,000)	—	—
Accrued dividends and redemption premium paid on convertible redeemable preferred stock	(682,000)	(1,939,000)	(513,000)

Revenue in excess of direct expenses (Direct expenses in excess of revenues)	$2,929,000	$(14,667,000)	$(9,444,000)

See accompanying notes.

VANIQA Product Line of Women First HealthCare, Inc.

Notes to Statements of Revenue and Direct Expenses

1. Description of Business

On June 25, 2002, Women First HealthCare, Inc. (“WFHC”) acquired exclusive worldwide rights and title to VANIQA® Cream, 13.9% (eflornithine hydrochloride) (“VANIQA”), from a joint venture formed by the Bristol-Myers Squibb Company (“BMS”) and The Gillette Company. BMS and WFHC also entered into a supply agreement, as amended, whereby BMS was to manufacture VANIQA through June 2007. The BMS supply agreement terminated in April 2004. VANIQA is indicated for slowing the growth of unwanted facial hair in women. VANIQA was approved by the Food and Drug Administration in July 2000 and was launched in the United States in September 2000. The Product has been sold primarily to drug wholesalers in the United States.

As reported in the accompanying Statement of Revenue and Direct Expenses, there was a significant decline in VANIQA net sales subsequent to 2002. In the latter part of 2002 and early 2003 WFHC experienced problems with its third-party contract sales organization and terminated its sales and marketing agreement. In addition, due to liquidity constraints experienced by WFHC throughout 2003, WFHC was unable to adequately promote VANIQA and was unable to abate the declining product demand which continued into 2004.

On April 29, 2004, WFHC filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code.

On July 12, 2004, SkinMedica, Inc. paid $36.9 million for the remaining worldwide rights and title to VANIQA and related inventory. Included in the consideration of the sale, SkinMedica, Inc. also assumed certain liabilities owed to BMS totaling $1,900,000.

2. Basis of Presentation

The statements of revenue and direct expenses of the VANIQA Product Line have been prepared in accordance with generally accepted accounting principles in the United States. These statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission. The statements have been derived from the accounting records of WFHC. Historically, financial statements have not been prepared for the VANIQA Product Line, as WFHC did not maintain the VANIQA Product Line as a separate business unit. Transaction systems (e.g. payroll, employee benefits, accounts receivable, accounts payable) used to record and account for cash transactions were not designed to track assets and liabilities or receipts and payments on a product-specific basis. Based on this, it is impracticable to prepare full financial statements of the VANIQA Product Line, and these statements were prepared using direct net revenues, direct cost of sales, and a reasonable allocation of other operating expenses, interest and redeemable preferred stock dividends.

WFHC reported revenues net of estimated reserves for product returns, rebates, chargebacks and prompt pay discounts. Cost of sales are comprised of direct product costs, and include an allocation of distribution costs (such as packaging, shipping and storage). VANIQA was typically transported to customers along with other Company products. Accordingly, the allocations of shipping costs included in cost of sales are based on the proportion of revenues generated by the VANIQA Product Line. Operating expenses were allocated based on management’s review of operating expenses to generate direct VANIQA Product Line expenses, and management allocated all indirect expenses based on management’s best estimate of time and effort spent on promoting and supporting each of WFHC’s product lines. Interest expense, net was primarily allocated based on direct borrowings attributable to the VANIQA Product Line. Management believes the allocation methods used in these statements are reasonable.

VANIQA Product Line of Women First HealthCare, Inc.

Notes to Statements of Revenue and Direct Expenses—(Continued)

3. Summary of Significant Accounting Policies

Use of Estimates

The preparation of statements of operations in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the statements, revenues and direct expenses. Actual results could differ significantly from those estimates.

Concentration of Credit Risk and Allowance for Doubtful Accounts

WFHC sells its pharmaceutical products primarily to established distributors and large retailers in the pharmaceutical industry. As disclosed in Note 5, WFHC has a concentration of credit risk with several significant customers. WFHC has no long-term purchase commitments from these customers.

WFHC evaluates the collectibility of its trade receivables based on a combination of factors. WFHC regularly analyzes its significant customer accounts, and, when it becomes aware of a specific customer’s inability to meet its financial obligations to WFHC, such as in the case of bankruptcy filings or deterioration in the customer’s operating results or financial position, WFHC records a specific allowance for doubtful accounts to reduce the related receivable to the estimated collectible amount. WFHC carefully monitors all customer balances and records allowances for doubtful accounts for all other customers based on a variety of factors including the length of time the receivables are past due, the financial health of the customer and historical experience. Actual losses are written-off against the allowance for doubtful accounts.

Product Rights and the Impairment of Long-Lived Assets

The costs of acquiring the product rights to VANIQA were capitalized and amortized over the estimated periods to be benefited, 15 years. The useful life was estimated based on factors such as forecasted cash flows, market size and growth trends, barriers to competitive entry and strength of competing products. The total cost of the product rights and related inventory acquired in the VANIQA acquisition was $43,676,000, which included $700,000 in acquired inventory and $42,976,000 in acquired product rights, which is being amortized over its estimated useful life. Amortization expense was $1,496,000, $2,911,000 and $1,163,000 for the period from June 25, 2002 through December 31, 2002, for the year ended December 31, 2003, and for the period from January 1, 2004 through July 12, 2004, respectively.

WFHC periodically evaluates the recoverability of its long-lived assets, as well as the related useful lives to determine whether facts and circumstances warrant adjustments to the carrying values and/or estimates of useful lives. An impairment loss is measured and recognized if the carrying amount of the asset is determined to be impaired. An impairment loss would be recorded to write-down the carrying value of the asset to fair value by using quoted market prices or offers received from third parties that are deemed by management, in its judgment, to represent a fair value or an estimated fair value determined through other valuation techniques. Other valuation techniques include: (i) estimated discounted cash flows to reflect the expected technical, commercial, competitive and other factors related to acquired technologies or products, (ii) comparisons to similar asset sales, and (iii) valuations prepared by reputable third parties. As of July 12, 2004, WFHC has not recorded any impairment on the long-lived assets, including intangible assets, related to the VANIQA Product Line.

Inventories

Purchased product inventories are valued at the lower of cost or market, cost being determined on a first-in, first-out basis. WFHC provides reserves for potentially excess, dated or obsolete inventories based on an analysis of inventories on hand or under a firm purchase commitment, inventories in the distribution channel, forecasts of future sales, promotional focus and prescription activity. In addition, WFHC obtains detailed

VANIQA Product Line of Women First HealthCare, Inc.

Notes to Statements of Revenue and Direct Expenses—(Continued)

inventory information from key customers to provide more meaningful analysis of channel inventories. This is used to develop estimates of WFHC’s potential excess inventory, or inventory that might reach its expiration date before it is used. Judgment is required in estimating the inventories reserve. The actual reserves required could be significantly different from the estimates; the differences are accounted for in the period in which they become known. The provision for excess and obsolete inventories was $1,500,000 for the year ended December 31. 2003 and $25,000 for the period from January 1, 2004 through July 12, 2004.

Sample inventories are reported in prepaid expenses and other current assets and are expensed upon distribution.

Property and Equipment

Property and equipment are stated at cost and depreciated over the estimated useful lives of the assets, ranging from three to seven years, using the straight-line method. Leasehold improvements are stated at cost and amortized over the shorter of the estimated useful lives of the assets or their lease term.

Revenue Recognition and Deferred Revenue

WFHC recognizes revenue when all of the following criteria are met: (i) persuasive evidence that an arrangement exists; (ii) delivery of the product has occurred; (iii) the selling price is fixed or determinable; (iv) collectibility is reasonably assured; and (v) title has passed and WFHC has received customer acceptance. WFHC reports revenue net of estimated reserves for product returns, rebates and prompt pay discounts.

WFHC offers sales incentives to customers, including prompt pay discounts on all sales activity, and may also provide discounts for larger volume transactions. Incentive discounts are recorded net within net revenues.

WFHC defers revenue recognition, net of direct cost of sales, if, in its judgment, it estimates that its key wholesale customers have excess channel inventory (i.e., if wholesale customers’ inventories exceed WFHC’s estimates of demand at the retail level, after considering factors such as product shelf-life, prescription activity and trends).

Reserves for Product Returns, Rebates and Discounts

WFHC estimates its reserve requirements utilizing historical data, industry information and information obtained from key customers. WFHC generally accepts for credit or exchange pharmaceutical products that have become unsaleable or unusable due to expiration dating, drug recall or discontinuance. If actual results differ from the estimates, the reserves are adjusted in the period the difference becomes known. Based on WFHC’s agreements and historical experience with its customers, WFHC estimates the amount of product that it expects to be returned for replacement or credit. Up through March 31, 2004, the estimated product to be returned for replacement was provided for at WFHC’s inventory value (actual replacement cost), and the estimated product to be returned for credit was provided for at WFHC’s estimated sales price. The provision for returns, rebates and discounts was $1,257,000, $937,000 and $1,680,000 in 2002, 2003 and 2004, respectively.

In connection with WFHC’s bankruptcy filing effective on April 29, 2004, WFHC was no longer able to satisfy its obligations under the replacement policy program. As a result, WFHC changed its method of estimating product returns and increased its estimated replacement product return reserves from actual replacement cost to the estimated sales price. The resulting adjustment recorded in April 2004, was $338,000.

VANIQA Product Line of Women First HealthCare, Inc.

Notes to Statements of Revenue and Direct Expenses—(Continued)

Certain governmental health insurance providers, as well as hospitals and clinics that are members of group purchasing organizations, may be contractually entitled to price discounts and rebates to WFHC’s products used by those organizations and their patients. WFHC estimates the likelihood that products sold to wholesale distributors will ultimately be subject to a rebate or price discount and records revenue net of estimated discounts and rebates. This estimate is based on historical trends and industry data regarding the utilization of WFHC’s products.

Shipping and Handling Costs

WFHC records shipping and handling costs incurred in accordance with the Emerging Issues Task Force Issue 00-10, Accounting for Shipping and Handling Costs. Accordingly, amounts billed to a customer in a sale transaction related to shipping and handling are classified as revenue. The costs incurred by WFHC for shipping and handling are included in cost of sales.

Advertising Expenses

WFHC expenses advertising costs when incurred. Total advertising expenses allocable to the VANIQA product line for the period from June 25, 2002 (inception) through December 31, 2002, for the year ended December 31, 2003, and for the period from January 1, 2004 through July 12, 2004, were $0, $291,000 and $22,000, respectively.

Regulatory Expenses

Regulatory expenses, consisting primarily of salaries and regulatory costs, are expensed when incurred.

Original Issue Discount and Debt Issuance Costs

WFHC incurred original issue discount and debt issuance costs of $4,700,000 and $1,900,000, respectively, related to the valuation of the warrants issued in connection with senior secured notes issued to finance the acquisition of VANIQA. These costs are amortized to interest expense over the life of the senior secured notes. For the period from June 25, 2002 (inception) through December 31, 2002, for the year ended December 31, 2003, and for the period from January 1, 2004 through July 12, 2004, amortization expense for the debt issuance costs was $653,000, $1,430,000 and $811,000, respectively.

Convertible Redeemable Preferred Stock

In June 2002, WFHC recorded a one-time, noncash charge of $1,024,000 for the beneficial conversion feature of the convertible redeemable preferred stock issued to finance the acquisition of VANIQA. At the time of issuance, the $6.35 per share conversion price was less than the $6.85 per share market price of WFHC’s common stock.

The convertible redeemable preferred stock had an initial stated value of $13,000,000, which accrued dividends at a rate of 10% per annum through December 2003, calculated quarterly, which increased to 11.5% per annum in January 2004 and to 12.5% per annum on July 1, 2004. Accrued dividends were $682,000, $1,393,000 and $513,000 for the period from June 25, 2002 through December 31, 2002, for the year ended December 31, 2003, and for the period from January 1, 2004 through July 12, 2004, respectively.

VANIQA Product Line of Women First HealthCare, Inc.

Notes to Statements of Revenue and Direct Expenses—(Continued)

4. VANIQA Agreements

Acquisition

WFHC paid $38,500,000 for the VANIQA product rights, $700,000 for finished goods inventory and assumed $3,700,000 in liabilities for product returns related to pre-acquisition VANIQA product sales. In addition, WFHC paid other acquisition related costs of $776,000.

WFHC financed the VANIQA acquisition and related costs through the issuance of $28,000,000 of senior secured notes and $13,000,000 of convertible redeemable preferred stock. The senior secured notes mature in September 2005 and earned interest at the initial rate of 11% per annum, which increased to 12.5% in January 2004, and to 13% per annum on July 1, 2004. WFHC had the right to redeem the senior secured notes at any time at a redemption price of 108% of the aggregate principal amount outstanding plus accrued and unpaid interest. WFHC’s obligations under the terms of the senior secured notes are secured with a first security interest in VANIQA, and are also secured by substantially all other assets of WFHC. The convertible redeemable preferred stock had an aggregate initial stated value of $13,000,000, accrued dividends quarterly at a rate of 10% per annum through December 31, 2003, increased to 11.5% per annum through June 30, 2004, and 12.5% per annum thereafter. The convertible redeemable preferred stock was convertible at any time at the option of the holders into shares of WFHC’s common stock at a rate equal to the stated value, plus accrued but unpaid dividends, divided by $6.35, subject to certain antidilution adjustments.

Shire Transaction

In December 2003, WFHC entered into an agreement with Shire Pharmaceuticals Ireland Limited (“Shire”), an affiliate of Shire Pharmaceuticals Group plc, to sub-license exclusive rights to manufacture, market, use, distribute, and sell VANIQA for the European Union, Australia, Canada, Hong Kong, Israel, New Zealand, South Africa, South Korea, Singapore, Switzerland Taiwan, and Thailand, in exchange for net cash proceeds of $9,827,000, which was applied against WFHC’s cost to acquire the product rights.

Under the terms of the license and supply agreement between WFHC and Shire, WFHC sold and transferred to Shire certain trademarks, regulatory documentation and books and records relating to VANIQA Cream in the licensed territories and granted sublicenses of certain of WFHC’s rights under its license agreement and related agreements with BMS, Gillette and their former joint venture. Under the terms of the license and supply agreement between WFHC and Shire, for a limited period of time, Shire was allowed to purchase its supply of VANIQA indirectly through WFHC from BMS pursuant to WFHC’s existing supply agreement with BMS.

In December 2003, in connection with the sub-license agreement entered into with Shire and in accordance with the restructured terms of WFHC’s convertible redeemable preferred stock (see Note 1), WFHC used 75%, or $7,370,000, of the $9,827,000 of net proceeds from the Shire transaction to redeem $5,895,000 or 5,895 shares of its outstanding convertible redeemable preferred stock at their stated value, $929,000 related to accrued dividends and $546,000 related to an 8% mandatory early redemption premium which has been included in accretion expense.

VANIQA Product Line of Women First HealthCare, Inc.

Notes to Statements of Revenue and Direct Expenses—(Continued)

5. Significant Customers Disclosure

The relationships with each of the following key customers are a significant aspect of WFHC’s business.

	Period from June 25, 2002 through December 31, 2002	Year ended December 31, 2003	Period from January 1, 2004 through July 12, 2004
	Percent of Gross Revenues	Percent of Gross Revenues	Percent of Gross Revenues
McKesson Drug	35.0%	(33.1)%	(11.4)%
QK Healthcare, Inc.	29.6%	40.7%	—
Cardinal Health, Inc.	15.6%	10.9%	17.3%
AmeriSource Bergen Corp	15.0%	32.2%	9.9%
Wal-Mart	1.8%	14.7%	14.5%
Walgreen Co.	—	11.3%	17.2%
CVS, Inc.	1.8%	6.1%	29.3%

	98.8%	82.8%	76.8%

In 2003 and 2004, one key customer returned more product than was originally purchased during those periods, resulting in negative gross revenue for that customer.

6. Leases

WFHC leases offices space, automobiles and office equipment under operating leases. Lease expenses allocated to the VANIQA Product Line were $53,000, $35,000 and $0 for the period from June 25, 2002 (inception) through December 31, 2002, for the year ended December 31, 2003, and for the period from January 1, 2004 through July 12, 2004, respectively.

7. Cash Flow Information—Unaudited

The unaudited supplemental cash flow disclosures are based on the statements of revenue and direct expenses. As WFHC did not historically allocate operating accounts on a product-by-product basis, management has determined that it is not practicable to present cash flows from direct revenues and expenses, and accordingly they are not presented.

VANIQA Product Line of Women First HealthCare, Inc.

Notes to Statements of Revenue and Direct Expenses—(Continued)

The statements have been prepared on a basis to represent only statements of revenue and direct expenses, which have been derived from the historical accounting records of WFHC. As such, the unaudited supplemental cash flow data are not indicative of the actual cash flows attributable to the VANIQA Product Line on a stand-alone basis.

	Period from June 25, 2002 through December 31, 2002	Year ended December 31, 2003	Period from January 1, 2004 through July 12, 2004
Investing activities:
Acquisition of VANIQA	$(43,676,000)	$—	$—
Net proceeds from sale of VANIQA product rights	—	9,827,000	—

Net cash (used in) provided by investing activities	$(43,676,000)	$9,827,000	$—

Financing activities:
Issuance of notes payable	$28,000,000	$—	$—
Financing costs	(1,704,000)	—	—
Issuance (redemption) of senior convertible redeemable preferred stock	13,000,000	(7,370,000)	—

Net cash provided by (used in) financing activities	$39,296,000	$(7,370,000)	$—

	Period from June 25, 2002 through December 31, 2002	Year ended December 31, 2003	Period from January 1, 2004 through July 12, 2004
Supplemental cash flow information:
Interest paid on debt	$1,583,000	$3,141,000	$—
Issuance of warrants in connection with debt agreement	$4,131,000	$—	$—
Issuance of warrants in connection with restructured debt agreement	$—	$604,000	$—
Beneficial conversion feature related to convertible redeemable preferred stock	$1,024,000	$—	$—
Accrued dividends on convertible redeemable preferred stock	$682,000	$1,393,000	$514,000

SkinMedica, Inc.

Unaudited Pro Forma Statement of Operations

For the year ended December 31, 2004

The following unaudited pro forma statement of operations is based on the historical financial statements of the Company for the year ended December 31, 2004 and the statement of revenue and direct expenses for the VANIQA product line while an asset of Women First HealthCare, Inc. for the period from January 1, 2004 through July 12, 2004 appearing elsewhere in this prospectus, as adjusted to illustrate the estimated effects of the VANIQA acquisition and reclassifications to the VANIQA statement of revenue and direct expenses to conform with the Company’s presentation and financial statement classification.

The VANIQA acquisition was completed on July 12, 2004. The unaudited pro forma statement of operations for the year ended December 31, 2004 gives effect to the VANIQA acquisition as if it had occurred on January 1, 2004.

The pro forma adjustments are based upon available information and certain assumptions that the Company believes are reasonable under the circumstances. The unaudited pro forma statement of operations does not purport to represent what results of operations would have actually been if the VANIQA acquisition had in fact occurred on the date indicated and is not representative of the Company’s results of operations for any future period because, among other limitations, VANIQA revenues were unusually low during the period from January 1, 2004 through July 12, 2004 due to a lack of sales and marketing efforts, lack of focus on growing the product line as WFHC focused on near-term liquidity constraints, as WFHC had filed for bankruptcy on April 29, 2004, increases in the amount of product shipments recorded as deferred revenue which did not meet revenue recognition criteria, and increases in the product-related returns reserve. The unaudited pro forma statement of operations should be read in conjunction with the above-referenced historical financial statements and the notes thereto.

Based upon total prescriptions for VANIQA for the full-year 2004 and the price charged by the Company, sales of VANIQA would have approximated $8 million during 2004, net of allowances assuming normal inventory levels in the distribution channel. The Company believes this is more indicative of expected future sales of VANIQA than the VANIQA historical net revenues included in the unaudited statement of operation. The Company expects the gross margin on VANIQA to approximate that of its overall business as a percentage of net revenues. The direct expenses relating to VANIQA are dependent on the initiatives undertaken to promote VANIQA, and therefore are difficult to estimate with certainty and can vary from period to period. These are forward looking statements that may ultimately vary from our actual results.

Acquisition Overview

The Company acquired the U.S. rights and certain international rights to VANIQA, a pharmaceutical product, from Women First HealthCare, Inc. (“WFHC”). The Company paid $36.9 million for VANIQA, consisting of $35.0 million in cash and assumption of certain liabilities of $1.9 million. Additionally, the Company incurred other acquisition related costs of $0.7 million. Of the total acquisition amount of $37.6 million, $37.3 was recorded as an intangible asset, which is being amortized over 12.5 years, and $0.3 million was allocated to finished goods inventory. The Company did not acquire any facilities or employees.

The Company has integrated the selling and promotional activities of VANIQA into its existing field sales and corporate marketing operations, with certain incremental investment in these areas where warranted. The Company promotes VANIQA primarily to dermatologists and sells VANIQA to many of the same pharmaceutical wholesalers that were historical customers of VANIQA for WFHC.

SkinMedica, Inc.

Unaudited Pro Forma Statement of Operations

For the year ended December 31, 2004

	SkinMedica, Inc. Historical	VANIQA Historical	Pro Forma Adjustments		Pro Forma
	(in thousands, except per share amounts)
Net revenues	$22,059	$41	$—		$22,100

Costs and expenses:
Cost of revenues	3,966	1,421	(1,163	)(a)	4,224
Selling, general and administrative	24,419	4,377	—		28,796
Clinical, regulatory and development	4,906	190	—		5,096
Amortization of acquired intangible assets	1,951	—	1,492	(b)	3,443
Stock-based compensation:
Selling, general and administrative	1,251	—	—		1,251
Clinical, regulatory and development	73	—	—		73

Total costs and expenses	36,566	5,988	329		42,883

Income (loss) from operations	(14,507)	(5,947)	(329)		(20,783)

Interest expense and other, net	(326)	(2,984)	2,657	(c)	(653)

Net loss	(14,833)	(8,931)	2,328		(21,436)
Deemed and accrued dividends and accretion to redemption value of redeemable convertible preferred stock	(2,618)	(513)	513	(d)	(2,618)

Net loss attributable to common stockholders	$(17,451)	$(9,444)	$2,841		$(24,054)

Net loss per share attributable to common stockholders, basic and diluted	$(11.35)				$(15.65)

Weighted average shares used to compute net loss per share attributable to common stockholders, basic and diluted	1,537				1,537

(a)	Entry records the elimination of amortization of intangibles of $1,163,000 included in the statement of revenue and direct expenses for the VANIQA product line for the period from January 1, 2004 through July 12, 2004.
(b)	Entry records the estimated incremental amortization of intangibles of $1,492,062 for the period from January 1, 2004 through July 12, 2004 had the VANIQA acquisition occurred on January 1, 2004.
(c)	Entry records i) the elimination of interest expense of $2,984,000 included in the statement of revenue and direct expenses for the VANIQA product line for the period from January 1, 2004 through July 12, 2004 and ii) the estimated incremental interest expense of $327,059 for the period from January 1, 2004 through July 12, 2004 had the VANIQA acquisition occurred on January 1, 2004. The Company financed a portion of the acquisition proceeds through a $10 million loan with a commercial bank.
(d)	Entry records the elimination of accrued dividends on redeemable convertible preferred stock included in the statement of revenue and direct expenses for the VANIQA product line for the period from January 1, 2004 through July 12, 2004.

             Shares

Common Stock

PROSPECTUS

SG Cowen & Co.

Piper Jaffray

Thomas Weisel Partners LLC

C.E. Unterberg, Towbin

                    , 2005

Until                     , 2005, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than the underwriting discount, payable by us in connection with the sale of common stock being registered. All amounts are estimates except for the SEC registration fee, the NASD filing fee and the Nasdaq National Market filing fee.

SEC registration fee		$10,152
NASD filing fee		9,125
Nasdaq National Market filing fee		100,000
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky fees and expenses		*
Transfer agent fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

ITEM 14. Indemnification of Directors and Officers

As permitted by Section 102 of the Delaware General Corporation Law, we have adopted provisions in our amended and restated certificate of incorporation and amended and restated bylaws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

As permitted by Section 145 of the Delaware General Corporation Law, our bylaws provide that:

•	we may indemnify our directors, officers, and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

•	we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	the rights provided in our bylaws are not exclusive.

Our amended and restated certificate of incorporation, attached as Exhibit 3.1 hereto, and our amended and restated bylaws, attached as Exhibit 3.2 hereto, provide for the indemnification provisions described above and elsewhere herein. In addition, we have entered into separate indemnification agreements, a form of which is attached as Exhibit 10.29 hereto, with our directors and officers which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements generally require us, among other things, to indemnify our officers and directors against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also generally require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified. In addition, we have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

The form of Underwriting Agreement, attached as Exhibit 1.1 hereto, provides for indemnification by the underwriters of us and our officers and directors for specified liabilities, including matters arising under the Securities Act.

ITEM 15. Recent Sales of Unregistered Securities

Since January 1, 2002, we have issued unregistered securities to a limited number of persons as described below.

(1) From January 2002 through March 2002, we issued and sold an aggregate of 825,000 shares of Series A preferred stock to a venture capital fund and individual investors at a per share price of $1.00 for an aggregate consideration of $825,000. Upon completion of this offering, these shares of Series A preferred stock will convert into 825,000 shares of our common stock.

(2) In June 2002, we executed convertible promissory notes in the principal amount of $410,000 in favor of certain existing investors. In connection with the issuance of these notes, we issued warrants to purchase an aggregate of 41,836 shares of our Series B preferred stock. Each of these warrants has an exercise price of $1.00 per share and expires in June 2009. Upon completion of this offering, these warrants will automatically become exercisable for 41,836 shares of our common stock. These warrants had a per share fair value of $1.36 using the Black-Scholes valuation model.

(3) In November 2002, we issued and sold an aggregate of 4,591,837 shares of Series B preferred stock to certain existing and new investors at a per share price of $1.96 for an aggregate consideration of $9.0 million, including the cancellation of indebtedness under the June 2002 convertible promissory notes. Upon completion of this offering, these shares of Series B preferred stock will convert into 4,591,837 shares of our common stock.

(4) In January 2003 and June 2003, we issued and sold an aggregate of 4,680,852 shares of Series C preferred stock to certain existing and new investors at a per share price of $2.35 for an aggregate consideration of $11.0 million. Upon completion of this offering, these shares of Series C preferred stock will convert into 4,680,852 shares of our common stock.

(5) In December 2003, we executed convertible promissory notes in the principal amount of $4,757,065 in favor of certain existing investors. In connection with the issuance of these notes, we issued warrants to purchase an aggregate of 398,082 shares of our Series D preferred stock. Each of these warrants has an exercise price of $2.39 per share and expires in December 2010. Upon completion of this offering, these warrants will automatically become exercisable for 398,082 shares of our common stock. These warrants had a per share fair value of $1.66 using the Black-Scholes valuation model.

(6) In February 2004 and July 2004, we issued and sold an aggregate of 23,329,318 shares of Series D preferred stock to certain existing and new investors at a per share purchase price of $2.39 for an aggregate consideration of $55.8 million, including the cancellation of indebtedness under the December 2003 convertible promissory notes. Upon completion of this offering, the 23,329,218 shares of Series D preferred stock will convert into 23,329,318 shares of our common stock. In connection with the sale of these shares of Series D preferred stock and the execution of a $10.0 million loan and security agreement with a lender, we issued warrants to purchase 1,548,815 shares of Series D preferred stock. Each of these warrants has an exercise price of $2.39 per share and expires in July 2011. Upon completion of this offering, these warrants will automatically become exercisable for 1,548,815 shares of our common stock. These warrants had a per share fair value of $1.66 using the Black-Scholes valuation model.

(7) In March 2005, we issued and sold an aggregate of 6,122,449 shares of Series E preferred stock to certain existing and new investors at a per share price of $2.45 for an aggregate consideration of $15.0 million, including the cancellation of indebtedness under the June 2002 convertible promissory notes. Upon completion of this offering, these shares of Series B preferred stock will convert into 6,122,449 shares of our common stock.

(8) Since January 1, 2002 through March 31, 2005, we have granted stock options to purchase 5,880,924 shares of our common stock at exercise prices ranging from $0.25 to $1.25 per share to our employees, directors and consultants under our 1999 stock option plan and our 2002 stock incentive plan. Since January 1, 2002 through March 31, 2005, we have issued and sold an aggregate of 461,613 shares of our common stock to our employees, directors and consultants at prices ranging from $0.25 to $0.70 per share pursuant to exercises of options granted under these plans.

The offers, sales, and issuances of the securities described in paragraphs (1) through (7) were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act in that the issuance of securities to the recipients did not involve a public offering. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and warrants issued in such transactions. Each of the recipients of securities in the transactions described in paragraphs (1) through (7) were accredited or sophisticated persons and had adequate access, through employment, business or other relationships, to information about us.

The offers, sales and issuances of the options and common stock described in paragraph (8) were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 of the Securities Act in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under such rule. The recipients of such options and common stock were our employees, directors or bona fide consultants and received the securities under our stock incentive plans. Appropriate legends were affixed to the share certificates issued in such transactions. Each of these recipients had adequate access, through employment or other relationships, to information about us.

There were no underwriters employed in connection with any of the transactions set forth in this Item 15.

ITEM 16. Exhibits and Financial Statement Schedules

(a) Exhibits.

Exhibit Number	Exhibit Title

1.1(1)	Form of Underwriting Agreement.

2.1(1)	Asset Purchase Agreement between the Registrant and Advanced Tissue Sciences, Inc., dated January 6, 2003.

Exhibit Number	Exhibit Title
2.2(1)	Amended and Restated Asset Purchase Agreement between the Registrant and Women First Healthcare, Inc., dated June 24, 2004.

2.3(2)	Asset Purchase Agreement among Westwood-Squibb Colton Holdings Partnership, The Gillette Company, Bristol-Myers Squibb Company and Women First Healthcare, Inc., dated June 25, 2002.

3.1(1)	Amended and Restated Certificate of Incorporation.

3.2(3)	Form of Amended and Restated Certificate of Incorporation to be in effect upon completion of this offering.

3.3(1)	Amended and Restated Bylaws.

3.4(3)	Form of Amended and Restated Bylaws to be in effect upon completion of this offering.

4.1*	Form of Common Stock Certificate.

4.2(1)	Amended and Restated Investor Rights Agreement among the Registrant and certain investors set forth therein, dated March 31, 2005.

4.3(1)	Form of Series B Bridge Loan Warrant.

4.4(1)	Form of February 2004 Series D Warrant.

4.5(1)	Form of July 2004 Series D Warrant.

4.6(1)	July 2004 Series D Warrant between the Registrant and Silicon Valley Bank.

5.1*	Opinion of Latham & Watkins LLP.

10.1#(1)	1999 Stock Option Plan.

10.2#(1)	Amended and Restated 2002 Stock Incentive Plan.

10.3#(3)	Form of 2005 Equity Incentive Award Plan and forms of stock option agreement and restricted stock agreement.

10.4#(3)	Form of Employee Stock Purchase Plan and Form of Offering Document.

10.5#(1)	2005 Management Incentive Compensation Plan.

10.6#(3)	Director Compensation Policy.

10.7#(1)	Amended and Restated Employment Agreement between the Registrant and Rex Bright, dated March 1, 2005.

10.8#(1)	Form of Employment Agreement between the Registrant and its executive officers, dated March 1, 2005.

10.9(1)	Loan and Security Agreement between the Registrant and Silicon Valley Bank, dated July 9, 2004.

10.10(1)	Amendment to Loan and Security Agreement between the Registrant and Silicon Valley Bank, dated February 28, 2005.

10.11(1)	Standard Industrial Lease between the Registrant and H.G. Fenton, dated April 30, 2002.

10.12(1)	First Amendment to Lease between the Registrant and H.G. Fenton, dated June 30, 2004.

10.13(1)	Letter Agreement between the Registrant and H.G. Fenton, dated July 6, 2004.

10.14(4)	License Agreement among The Gillette Company, Bristol-Myers Squibb Company and Women First Healthcare, Inc., dated June 25, 2002.

10.15†(5)	License and Supply Agreement between Women First Healthcare, Inc. and Shire Pharmaceuticals Ireland Limited, dated December 15, 2003.

Exhibit Number	Exhibit Title
10.16†(1)	Supply Agreement between the Registrant and Bristol-Myers Squibb Company, dated May 14, 2004.

10.17†(1)	Manufacturing and Supply Agreement between the Registrant and Enhanced Derm Technologies, Inc., dated June 30, 2002.

10.18†(1)	License and Supply Agreement between the Registrant and Cardinal Health P.R. 409 B.V., dated March 31, 2003.

10.19†(1)	Development and License Agreement between the Registrant and Dow Pharmaceutical Sciences, dated June 16, 2003.

10.20†(3)	Letter Agreement and Amendment between the Registrant and Dow Pharmaceutical Sciences, dated December 30, 2004.

10.21†(1)	Development and License Agreement between the Registrant and Dow Pharmaceutical Sciences, dated April 15, 2005.

10.22†(1)	Contract Manufacturing/Packaging Agreement between the Registrant and Bristol-Myers Squibb Company, dated November 3, 2003.

10.23†(1)	Manufacturing and Supply Agreement between the Registrant and Smith & Nephew Wound Management (La Jolla), dated March 12, 2003.

10.24†(1)	First Amendment to Manufacturing and Supply Agreement between the Registrant and Smith & Nephew Wound Management (La Jolla), dated September 3, 2004.

10.25†(1)	Manufacturing and Supply Agreement between the Registrant and Immucor, Inc., dated December 2, 2003.

10.26(1)	Intellectual Property License Agreement between the Registrant and Advanced Tissue Services, Inc., dated March 21, 2003.

10.27†(1)	License Agreement between the Registrant and Osmotics Corporation, dated June 23, 2003

10.28†(1)	Process Development and Clinical Supply Agreement among the Registrant, Cambrex BioScience Walkersville, Inc., Smith & Nephew Wound Management (La Jolla), and Inamed Medical Products Corporation, dated June 30, 2004.

10.29(3)	Form of Indemnification Agreement.

10.30(3)	Consulting Agreement between the Registrant and Richard E. Fitzpatrick, M.D., dated June 6, 2002.

10.31(3)	Commercial Outsourcing Services Agreement between the Registrant and Integrated Commercialization Solutions, Inc., dated February 1, 2003.

23.1	Consent of Ernst & Young LLP, independent registered public accountants.

23.2	Consent of Ernst & Young, LLP, independent registered public accountants.

23.3*	Consent of Latham & Watkins LLP. (Included in Exhibit 5.1).

24.1(1)	Power of Attorney.

24.2(3)	Power of Attorney.

*	To be filed by amendment.
†	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment and this exhibit has been filed separately with the SEC.
#	Indicates management contract or compensatory plan.
(1)	Filed with the Registrant’s Registration Statement on Form S-1 on April 27, 2005.
(2)	Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Women First HealthCare, Inc. filed with the SEC on July 2, 2002. The Registrant is the assignee of Women First HealthCare, Inc. under this agreement.

(3)	Filed with the Registrant’s Amendment No. 1 to the Registration Statement on Form S-1 on June 3, 2005.
(4)	Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Women First HealthCare, Inc. filed with the SEC on July 2, 2002. The Registrant is the assignee of Women First HealthCare, Inc. under this agreement.
(5)	Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Women First HealthCare, Inc. filed with the SEC on January 2, 2004. The Registrant is the assignee of Women First HealthCare, Inc. under this agreement.

ITEM 17. Undertakings

The undersigned hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions described in Item 14 or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by one of our directors, officers, or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

We hereby undertake that:

1. For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

2. For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, SkinMedica, Inc. has duly caused this Amendment No. 2 to Registration Statement on Form S-1 (No. 333-124374) to be signed on its behalf by the undersigned, thereunto duly authorized, in San Diego, California, on July 8, 2005.

SKINMEDICA, INC.

By:	/s/ REX BRIGHT
Rex Bright President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Amendment No. 2 to Registration Statement on Form S-1 (No. 333-124374) has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/S/ REX BRIGHT Rex Bright	President, Chief Executive Officer and Director (Principal Executive Officer)	July 8, 2005

/S/ THOMAS H. INSLEY Thomas H. Insley	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	July 8, 2005

* David F. Hale	Director and Chairman of the Board	July 8, 2005

* Eric Aguiar, M.D.	Director	July 8, 2005

* Graham D.S. Anderson	Director	July 8, 2005

* Brian H. Dovey	Director	July 8, 2005

* Richard E. Fitzpatrick, M.D.	Director	July 8, 2005

* Cam L. Garner	Director	July 8, 2005

* Adele C. Oliva	Director	July 8, 2005

* William A. Roper, Jr.	Director	July 8, 2005

* Andrew N. Schiff, M.D.	Director	July 8, 2005

*By:	/S/ REX BRIGHT
Rex Bright Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title
1.1(1)	Form of Underwriting Agreement.

2.1(1)	Asset Purchase Agreement between the Registrant and Advanced Tissue Sciences, Inc., dated January 6, 2003.

2.2(1)	Amended and Restated Asset Purchase Agreement between the Registrant and Women First Healthcare, Inc., dated June 24, 2004.

2.3(2)	Asset Purchase Agreement among Westwood-Squibb Colton Holdings Partnership, The Gillette Company, Bristol-Myers Squibb Company and Women First Healthcare, Inc., dated June 25, 2002.

3.1(1)	Amended and Restated Certificate of Incorporation.

3.2(3)	Form of Amended and Restated Certificate of Incorporation to be in effect upon completion of this offering.

3.3(1)	Amended and Restated Bylaws.

3.4(3)	Form of Amended and Restated Bylaws to be in effect upon completion of this offering.

4.1*	Form of Common Stock Certificate.

4.2(1)	Amended and Restated Investor Rights Agreement among the Registrant and certain investors set forth therein, dated March 31, 2005.

4.3(1)	Form of Series B Bridge Loan Warrant.

4.4(1)	Form of February 2004 Series D Warrant.

4.5(1)	Form of July 2004 Series D Warrant.

4.6(1)	July 2004 Series D Warrant between the Registrant and Silicon Valley Bank.

5.1*	Opinion of Latham & Watkins LLP.

10.1#(1)	1999 Stock Option Plan.

10.2#(1)	Amended and Restated 2002 Stock Incentive Plan.

10.3#(3)	Form of 2005 Equity Incentive Award Plan and forms of stock option agreement and restricted stock agreement.

10.4#(3)	Form of Employee Stock Purchase Plan and Form of Offering Document.

10.5#(1)	2005 Management Incentive Compensation Plan.

10.6#(3)	Director Compensation Policy.

10.7#(1)	Amended and Restated Employment Agreement between the Registrant and Rex Bright, dated March 1, 2005.

10.8#(1)	Form of Employment Agreement between the Registrant and its executive officers, dated March 1, 2005.

10.9(1)	Loan and Security Agreement between the Registrant and Silicon Valley Bank, dated July 9, 2004.

10.10(1)	Amendment to Loan and Security Agreement between the Registrant and Silicon Valley Bank, dated February 28, 2005.

10.11(1)	Standard Industrial Lease between the Registrant and H.G. Fenton, dated April 30, 2002.

10.12(1)	First Amendment to Lease between the Registrant and H.G. Fenton, dated June 30, 2004.

10.13(1)	Letter Agreement between the Registrant and H.G. Fenton, dated July 6, 2004.

10.14(4)	License Agreement among The Gillette Company, Bristol-Myers Squibb Company and Women First Healthcare, Inc., dated June 25, 2002.

Exhibit Number	Exhibit Title
10.15†(5)	License and Supply Agreement between Women First Healthcare, Inc. and Shire Pharmaceuticals Ireland Limited, dated December 15, 2003.

10.16†(1)	Supply Agreement between the Registrant and Bristol-Myers Squibb Company, dated May 14, 2004.

10.17†(1)	Manufacturing and Supply Agreement between the Registrant and Enhanced Derm Technologies, Inc., dated June 30, 2002.

10.18†(1)	License and Supply Agreement between the Registrant and Cardinal Health P.R. 409 B.V., dated March 31, 2003.

10.19†(1)	Development and License Agreement between the Registrant and Dow Pharmaceutical Sciences, dated June 16, 2003.

10.20†(3)	Letter Agreement and Amendment between the Registrant and Dow Pharmaceutical Sciences, dated December 30, 2004.

10.21†(1)	Development and License Agreement between the Registrant and Dow Pharmaceutical Sciences, dated April 15, 2005.

10.22†(1)	Contract Manufacturing/Packaging Agreement between the Registrant and Bristol-Myers Squibb Company, dated November 3, 2003.

10.23†(1)	Manufacturing and Supply Agreement between the Registrant and Smith & Nephew Wound Management (La Jolla), dated March 12, 2003.

10.24†(1)	First Amendment to Manufacturing and Supply Agreement between the Registrant and Smith & Nephew Wound Management (La Jolla), dated September 3, 2004.

10.25†(1)	Manufacturing and Supply Agreement between the Registrant and Immucor, Inc., dated December 2, 2003.

10.26(1)	Intellectual Property License Agreement between the Registrant and Advanced Tissue Services, Inc., dated March 21, 2003.

10.27†(1)	License Agreement between the Registrant and Osmotics Corporation, dated June 23, 2003

10.28†(1)	Process Development and Clinical Supply Agreement among the Registrant, Cambrex BioScience Walkersville, Inc., Smith & Nephew Wound Management (La Jolla), and Inamed Medical Products Corporation, dated June 30, 2004.

10.29(3)	Form of Indemnification Agreement.

10.30(3)	Consulting Agreement between the Registrant and Richard E. Fitzpatrick, M.D., dated June 6, 2002.

10.31(3)	Commercial Outsourcing Services Agreement between the Registrant and Integrated Commercialization Solutions, Inc., dated February 1, 2003.

23.1	Consent of Ernst & Young LLP, independent registered public accountants.

23.2	Consent of Ernst & Young LLP, independent registered public accountants.

23.3*	Consent of Latham & Watkins LLP. (Included in Exhibit 5.1).

24.1(1)	Power of Attorney.

24.2(3)	Power of Attorney.

*	To be filed by amendment.
†	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment and this exhibit has been filed separately with the SEC.
#	Indicates management contract or compensatory plan.
(1)	Filed with the Registrant’s Registration Statement on Form S-1 on April 27, 2005.

(2)	Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Women First HealthCare, Inc. filed with the SEC on July 2, 2002. The Registrant is the assignee of Women First HealthCare, Inc. under this agreement.
(3)	Filed with the Registrant’s Amendment No. 1 to the Registration Statement on Form S-1 on June 3, 2005.
(4)	Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Women First HealthCare, Inc. filed with the SEC on July 2, 2002. The Registrant is the assignee of Women First HealthCare, Inc. under this agreement.
(5)	Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Women First HealthCare, Inc. filed with the SEC on January 2, 2004. The Registrant is the assignee of Women First HealthCare, Inc. under this agreement.